Registration No. 333-
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
--------------------------------------------------------------------------------

                                    FORM S-6

                FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
        OF SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

          SEPARATE ACCOUNT FP
                  of
     THE EQUITABLE LIFE ASSURANCE             James M. Benson, President
     SOCIETY OF THE UNITED STATES        The Equitable Life Assurance Society of
         (Exact Name of Trust)                    the United States
                                                  787 Seventh Avenue
     THE EQUITABLE LIFE ASSURANCE              New York, New York 10019
     SOCIETY OF THE UNITED STATES        (Name and Address of Agent for Service)
      (Exact Name of Depositor)
     1290 Avenue of the Americas
       New York, New York 10104
   (Address of Depositor's Principal
          Executive Offices)

                     ---------------------------------------
              Telephone Number, Including Area Code: (212) 554-1234
                    ----------------------------------------
                  Please send copies of all communications to:
               MARY P. BREEN, ESQ.                     with a copy to:
  Vice President and Associate General Counsel        THOMAS C. LAUERMAN
          The Equitable Life Assurance          Freedman, Levy, Kroll & Simonds
          Society of the United States  1050 Connecticut Avenue, N.W., Suite 825
               787 Seventh Avenue                  Washington, D.C. 20036
            New York, New York 10019
                    ----------------------------------------

      Securities Being Registered: Units of Interest in Separate Account FP
--------------------------------------------------------------------------------
Approximate date of proposed public offering: As soon as practicable after the effective date of the Registration Statement.

An indefinite amount of the Registrant's securities has been registered pursuant to a declaration, under Rule 24f-2 under the Investment Company Act of 1940, set out in the Form S-6 Registration Statement contained in File No. 2-98590. The Registrant filed a Rule 24f-2 Notice for the December 31, 1995 fiscal year end on February 27, 1996.

The registrant hereby amends this Registration Statement under the Securities Act of 1933 on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                             SEPARATE ACCOUNT FP OF


                    EQUITABLE VARIABLE LIFE INSURANCE COMPANY

                             Reconciliation and Tie
                             ----------------------

                                   SP-Flex(TM)

Items of
Form N-8B-2*                               Captions in Prospectus
-----------                                ----------------------

1.......................................   Cover Page.

2.......................................   Cover Page.

3.......................................   Inapplicable.

4.......................................   Part 4:  Sales And Other Agreements.

5, 6 ...................................   Part 2:  The Separate Account
                                           And Its Divisions.

7........................................  Inapplicable.**


------------

*Registrants include this Reconciliation and Tie in their Registration Statement in compliance with Instruction 4 as to the Prospectus as set out in Form S-6. Separate Account FP is an investment company registered under the Investment Company Act of 1940 on a Form N-8B-2 Registration Statement (File No. 811-4335). Pursuant to Sections 8 and 30(b) (1) of the Investment Company Act of 1940, Rule 30a-1 under that Act, and Forms N-8B-2 and N-SAR under that Act, the Account keeps it Form N-8B-2 Registration Statement current through the filing of periodic reports required by the Securities and Exchange Commission.

**Not required pursuant to either Instruction 1(a) as to the Prospectus as set out in Form S-6 or the administrative practice of the Commission and its staff of adapting the disclosure requirements of the Commission's registration statement forms in recognition of the differences between variable life insurance policies and other periodic payment plan certificates issued by investment companies and between separate accounts organized as management companies and unit investment trusts.

Items of
Form N-8B-2*                               Captions in Prospectus
-----------                                ----------------------

8.......................................   Part 6:  Financial Statements.

9.......................................   Part 4:  Legal Proceedings.

10(a)...................................   Part 3:  Additional Information
                                           About SP-Flex - Your
                                           Beneficiary; Assigning Your
                                           Policy.

10(b)...................................   Part 3:  Your Policy Account Value -
                                           How We Determine Unit
                                           Value, Additional Information
                                           About SP-Flex - Dividends.

10(c), 10(d)............................   Part 3: Insurance Benefit,
                                           Borrowing From Your Policy
                                           Account, Other Policy Account
                                           Transactions, Your Right To
                                           Examine The Policy, Your Right
                                           To Exchange The Policy,
                                           Additional Information About
                                           SP-Flex - When We Pay Proceeds.

10(e)...................................   Part 4:  Your Policy Can Lapse.

10(f)...................................   Part 4:  Your Voting Privileges.

10(g) (1), 10(g) (2), 10(h) (1),
10(h) (2)...............................   Part 4:  Our Right to Change
                                           How We Operate;
                                           Part 4:  Your Voting Privileges.

10(g) (3), 10(g) (4), 10(h) (3),
10(h) (4)...............................   Inapplicable.

10(i)...................................   Part 2:  The Separate Account
                                           And Its Divisions.  Part 3:
                                           Premiums, Your Policy Account
                                           Value, Additional Information
                                           About SP-Flex - Your Payment
                                           Options; Part 4:  Tax Effects.

11......................................   Part 2:  The Separate Account
                                           And Its Divisions - We Own The
                                           Assets Of The Separate Account,
                                           The Trust.

Items of
Form N-8B-2*                               Captions in Prospectus
-----------                                ----------------------

12(a)...................................   Cover Page.

12(b), 12(e)............................   Inapplicable.

12(c)...................................   Part 2:  The Trust.

12(d)...................................   Part 4:  Sales And Other
                                           Agreements.

13(a)...................................   Part 3: Charges.

13(b), 13(c), 13(g).....................   Inapplicable.**  (But see Part 5:
                                           Illustrations)

13(d), 13(e), 13(f).....................   Inapplicable.

14......................................   Part 4:  Sales And Other Agreements.

15......................................   Part 3: Premiums; Other Policy
                                           Account Transactions - Changing
                                           Your Premium Allocations.

16......................................   Part 2:  The Separate Account
                                           And Its Divisions; Part 3:
                                           Your Policy Account Value;
                                           Other Policy Account
                                           Transactions - Transfers Among
                                           Investment Choices.

17(a), 17(b), 17(c).....................   Captions referenced under Items
                                           10(c), 10(d) and 10(e) and 10(i)
                                           above.

18(a)...................................   Part 3:  Your Policy Account
                                           Value - How We Determine Unit
                                           Value.

18(c)...................................   Part 2:  The Separate Account
                                           And Its Investment Divisions -
                                           We Own The Assets Of The
                                           Separate Account; Part 3:
                                           Charges; Part 4:  Tax Effects.

18(b), 18(d)............................   Inapplicable.

Items of
Form N-8B-2*                               Captions in Prospectus
-----------                                ----------------------

19......................................   Part 3:  Additional Information
                                           About SP-Flex - Our Reports to
                                           Policyowners; Part 4:  Sales
                                           And Other Agreements.; Your
                                           Voting Privileges.

20(a), 20(b)............................   Captions referenced under Items
                                           10(g) (1), 10(g) (2), 10(h) (1), and
                                           10(h) (2).

20(c), 20(d), 20(e), 20(f),.............   Inapplicable.

21(a), 21(b)............................   Part 3:  Borrowing From Your Policy
                                           Account.

21(c)...................................   Inapplicable.**

22......................................   Part 3:  Limits on Our Right to
                                           Challenge the Policy.

23......................................   Inapplicable.

24......................................   Part 3: Detailed Information
                                           About SP-Flex.

25......................................   Part 2:  Equitable Variable.

26(a)...................................   Inapplicable.**

26(b)...................................   Inapplicable.

27......................................   Part 2:  Equitable Variable.

28......................................   Part 4:  Management.

29......................................   Part 2:  Equitable.

30......................................   Inapplicable.

31, 32, 33, 34..........................   Inapplicable.**

35......................................   Part 2:  Equitable Variable;
                                           Part 4:  Sales And Other
                                           Agreements, Regulation.

36......................................   Inapplicable.**

37......................................   Inapplicable.

Items of
Form N-8B-2*                               Captions in Prospectus
-----------                                ----------------------

38......................................   Part 4:  Sales And Other
                                           Agreements.

39(a)...................................   Part 2:  Equitable Variable,
                                           Equitable.

39(b)...................................   Part 4:  Sales And Other
                                           Agreements.

40(a)...................................   Inapplicable.** (But see Part 4:
                                           Sales And Other Agreements - Our
                                           Joint Service Agreement With
                                           Equitable).

40(b)...................................   Inapplicable.

41(a)...................................   Part 2:  Equitable Variable;
                                           Part 3:  Your Voting Privileges
                                           As A Policyowner -- Voting
                                           Privileges Of Others; Part 4:
                                           Sales And Other Agreements.

41(b), 41(c), 43........................   Inapplicable.

42......................................   Inapplicable.**

44(a)(1)................................   Part 3:  Your Policy Account
                                           Value - How We Determine Unit
                                           Value.

44(a) (2)...............................   Captions referenced under Items
                                           44(a) (1), 16, 10(c) and 10(d)
                                           above.

44(a) (3)...............................   Captions referenced under Item 44(a)
                                           (2) and Part 3: Your Policy Account
                                           Value.

44(a) (4)...............................   Part 3:  Charges - Policy
                                           Account Charges; Part 4:  Tax
                                           Effects.

44(a) (5)...............................   Part 3:  Charges.

44(a) (6)...............................   Part 3:  Charges; Your Policy
                                           Account Value; Part 5:
                                           Illustrations.

44(b)...................................   Inapplicable.**

Items of
Form N-8B-2*                                Captions in Prospectus
-----------                                 ----------------------

44(c), 45...............................   Inapplicable.

46(a)...................................   Captions referenced under Item 44(a)
                                           above.

46(b)...................................   Inapplicable.**

47, 48, 49..............................   Inapplicable.

50......................................   Part 3:  Borrowing From Your
                                           Policy Account.

51(a) - (j).............................   Inapplicable.**  (But see Part 1;
                                           Part 2; Part 3; Part 4)

52(a), 52(c)............................   Part 4:  Our Right to Change
                                           How We Operate.

52(b), 52(d)............................   Inapplicable.

53......................................   Part 4:  Tax Effects.

54......................................   Inapplicable.

55......................................   Inapplicable.**  (But see Part
                                           5:  Illustrations)

56 - 58.................................   Inapplicable.

59......................................   Part 6:  Financial Statements.


9457I


9457I

                      THE EQUITABLE LIFE ASSURANCE SOCIETY
                              OF THE UNITED STATES

                                 IL PROTECTOR(SM)
                                  IL COLI II(SM)
                                    IL COLI
                              INCENTIVE LIFE PLUS(SM)
                                SURVIVORSHIP 2000
                              SPECIAL OFFER POLICY
                               INCENTIVE LIFE 2000
                                  CHAMPION 2000
                                     SP-FLEX
                                 INCENTIVE LIFE

                   PROSPECTUS SUPPLEMENT DATED JANUARY 1, 1997

This supplement updates certain information in the Prospectus you received for the variable life insurance policy you purchased from Equitable Variable Life Insurance Company ("Equitable Variable")*. If your prospectus is dated 1995 or earlier, we also mailed to you a prospectus supplement dated May 1, 1996. Capitalized terms used in this supplement have the same meanings as in the Prospectus. You should keep this supplement with your Prospectus and any May 1, 1996 supplement. We will send you another copy of any Prospectus or supplement, without charge, on written request.

On January 1, 1997, Equitable Variable, a wholly-owned subsidiary of The Equitable Life Assurance Society of the United States ("Equitable") was merged with and into Equitable. As a result of this merger, all of Equitable Variable's assets, including the assets of Equitable Variable's Separate Account FP, became the assets of Equitable, and all of Equitable Variable's obligations, including your policy, were assumed by Equitable. The merger did not affect any policy values, premiums, investment options or other terms and conditions of your policy in any way. Policy Account values allocated to the Separate Account Funds continue after the merger without change or interruption.

Management. A list of our directors and, to the extent they are responsible for variable life insurance operations, our principal officers and a brief statement of their business experience for the past five years is contained in Appendix A to this supplement.

Financial Statements. The financial statements of Separate Account FP and Equitable included in this prospectus supplement have been audited for the years ended December 31, 1995, 1994 and 1993 by the accounting firm of Price Waterhouse LLP, independent accountants, as stated in their reports. The financial statements of Separate Account FP and Equitable for the years ended December 31, 1995, 1994 and 1993 included in this prospectus supplement have been so included in reliance on the reports of Price Waterhouse LLP, given on the authority of such firm as experts in accounting and auditing. The financial statements of Separate Account FP and Equitable for the periods ended September 30, 1996 and 1995 included in this prospectus supplement are unaudited.

The financial statements of Equitable contained in this prospectus supplement should be considered only as bearing upon the ability of Equitable to meet its obligations under the policies. They should not be considered as bearing upon the investment experience of the funds in the Separate Account. The financial statements of Separate Account FP include periods prior to the merger when Separate Account FP was part of Equitable Variable.



-------------------
*This supplement updates certain information contained in the IL Protector Prospectus dated July 25, 1996; the IL COLI II Prospectus dated July 24, 1996; the Incentive Life Plus Prospectuses dated December 19, 1994, May 1, 1995, September 15, 1995 and May 1, 1996; the IL COLI supplements thereto dated September 15, 1995 and May 1, 1996, and the Special Offer Policy supplements thereto dated May 1, 1995, September 15, 1995 and May 1, 1996; the Survivorship 2000 Prospectuses dated August 18, 1992 and May 1, 1993, 1994, 1995 and 1996; the Incentive Life 2000 Prospectuses dated November 27, 1991 and May 1, 1993 and 1994, and the Special Offer Policy supplements thereto dated November 27, 1991, January 29, 1993, May 1, 1993, May 1, 1994, and May 1, 1995; the Champion 2000
Prospectuses  dated  November  27,  1991 and May 1, 1993 and 1994;  the  SP-FLEX
Prospectuses dated September 30 and August 24, 1987; and the Incentive Life Prospectuses dated August 29, 1989, February 27, 1991 and May 1, 1990, 1993 and 1994.


EVM-103

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP


INDEX TO FINANCIAL STATEMENTS


Independent Auditor's Report..........................................................................................     FSA-2
Financial Statements:
      Statement of Assets and Liabilities, December 31, 1995..........................................................     FSA-3
      Statement of Operations for the Years Ended December 31, 1995, 1994 and 1993....................................     FSA-4
      Statement of Changes in Net Assets for the Years Ended December 31, 1995, 1994 and 1993.........................     FSA-8
      Notes to Financial Statements...................................................................................    FSA-12
Interim Financial Statements:
      Statement of Assets and Liabilities, September 30, 1996 (unaudited).............................................    FSA-20
      Statement of Operations for the Nine Months Ended September 30, 1996 and 1995 (unaudited).......................    FSA-21
      Statement of Changes in Net Assets for the Nine Months Ended September 30, 1996 and 1995 (unaudited)............    FSA-24
      Notes to Interim Financial Statements (unaudited)...............................................................    FSA-27


















                                     FSA-1

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of
Equitable Variable Life Insurance Company and Policyowners of Separate Account FP of Equitable Variable Life Insurance Company

In our opinion, the accompanying statements of assets and liabilities and the related statements of operations and of changes in net assets present fairly, in all material respects, the financial position of Money Market Division, Intermediate Government Securities Division, Quality Bond Division, High Yield Division, Growth and Income Division, Equity Index Division, Common Stock Division, Global Division, International Division, Aggressive Stock Division, Conservative Investors Division, Balanced Division and Growth Investors Division, separate investment divisions of Equitable Variable Life Insurance Company ("Equitable Variable Life") Separate Account FP at December 31, 1995 and the results of each of their operations and changes in each of their net assets for each of the periods indicated, in conformity with generally accepted accounting principles. These financial statements are the responsibility of Equitable Variable Life's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of shares in The Hudson River Trust at December 31, 1995 with the transfer agent, provide a reasonable basis for the opinion expressed above.






PRICE WATERHOUSE LLP
New York, NY
February 7, 1996, except as to Note 8 which is as of September 19, 1996



                                     FSA-2

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES
DECEMBER 31, 1995

                                            INTERMEDIATE
                              MONEY          GOVERNMENT      QUALITY          HIGH          GROWTH &       EQUITY
                              MARKET         SECURITIES        BOND          YIELD           INCOME         INDEX
                              DIVISION        DIVISION       DIVISION       DIVISION        DIVISION      DIVISION
                            ------------    -----------    ------------    -----------    -----------    -----------
ASSETS
Investments in shares of
  The Hudson River
  Trust -- at market
  value (Notes 2 and 7)
Cost:  $207,548,119.....    $207,638,095
         37,536,467.....                    $37,681,989
        141,011,715.....                                   $138,906,039
         68,700,148.....                                                   $72,524,129
         17,021,456.....                                                                  $19,144,802
         59,443,291.....                                                                                 $71,895,056
Receivable for sales of
  shares of The Hudson
  River Trust...........              --             --              --             --             --             --
Receivable for policy-
  related transactions..       1,030,719        472,227         195,736        671,870        272,371        214,843
                            ------------    -----------    ------------    -----------    -----------    -----------
Total Assets............     208,668,814     38,154,216     139,101,775     73,195,999     19,417,173     72,109,899
                            ------------    -----------    ------------    -----------    -----------    -----------
LIABILITIES
Payable for purchases
  of shares of The
  Hudson River
  Trust.................       1,021,043        488,551         195,429        740,734        272,227        214,856
Payable for policy-
  related transactions..              --             --              --             --             --             --
Amount retained by
  Equitable Variable Life
  in Separate Account
  FP (Note 4)...........         514,240        516,621         618,900        524,303        526,633        271,428
                            ------------    -----------    ------------    -----------     ----------    -----------
Total Liabilities.......       1,535,283      1,005,172         814,329      1,265,037        798,860        486,284
                            ------------    -----------    ------------    -----------     ----------    -----------
NET ASSETS ATTRIBUTABLE
TO POLICYOWNERS.........    $207,133,531    $37,149,044    $138,287,446    $71,930,962    $18,618,313    $71,623,615
                            ============    ===========    ============    ===========    ===========    ===========

See Notes to Financial Statements.


                                COMMON                                        AGGRESSIVE
                                STOCK           GLOBAL       INTERNATIONAL      STOCK
                               DIVISION         DIVISION        DIVISION       DIVISION
                            --------------    ------------    -----------    ------------
ASSETS
Investments in shares of
   The Hudson River
   Trust -- at market
   value (Notes 2 and 7)
Cost: $966,230,780......    $1,148,055,059
       297,303,481......                      $333,829,077
        11,991,226......                                      $12,659,132
       475,758,260......                                                     $556,029,378
Receivable for sales of
  shares of The Hudson
  River Trust...........                --              --             --              --
Receivable for policy-
  related transactions..           233,000         421,042        137,166         800,569
                            --------------    ------------    -----------    ------------
Total Assets............     1,148,288,059     334,250,119     12,796,298     556,829,947
                            --------------    ------------    -----------    ------------
LIABILITIES
Payable for purchases
  of shares of The
  Hudson River
  Trust.................           679,729         246,368        143,511       1,121,615
Payable for  policy-
  related transactions..                --              --             --              --
Amount retained by
  Equitable Variable Life
  in Separate Account
  FP (Note 4)...........         1,023,056         506,731        220,849         520,201
                            --------------    ------------    -----------    ------------
Total Liabilities.......         1,702,785         753,099        364,360       1,641,816
                            --------------    ------------    -----------    ------------
NET ASSETS ATTRIBUTABLE
  TO POLICYOWNERS.......    $1,146,585,274    $333,497,020    $12,431,938    $555,188,131
                            ==============    ============    ===========    ============

See Notes to Financial Statements.

                                         ASSET ALLOCATION SERIES
                            --------------------------------------------
                            CONSERVATIVE                       GROWTH
                             INVESTORS        BALANCED        INVESTORS
                              DIVISION        DIVISION        DIVISION
                            ------------    ------------    ------------
ASSETS
Investments in shares of
   The Hudson River
   Trust -- at market
   value (Notes 2 and 7)
Cost: $162,300,470......    $172,662,590
       356,282,500......                    $399,379,687
       474,917,898......                                    $556,703,771
Receivable for sales of
  shares of The Hudson
  River Trust...........          76,736              --              --
Receivable for policy-
  related transactions..              --              --         191,779
                            ------------    ------------    ------------
Total Assets............     172,739,326     399,379,687     556,895,550
                            ------------    ------------    ------------
LIABILITIES
Payable for purchases
  of shares of The
  Hudson River
  Trust.................              --         179,701         414,996
Payable for policy-
  related transactions..          81,465          47,918              --
Amount retained by
  Equitable Variable Life
  in Separate Account
  FP (Note 4)...........         570,762         586,859         602,888
                            ------------    ------------    ------------
Total Liabilities.......         652,227         814,478       1,017,884
                            ------------    ------------    ------------
NET ASSETS ATTRIBUTABLE
  TO POLICYOWNERS.......    $172,087,099    $398,565,209    $555,877,666
                            ============    ============    ============

See Notes to Financial Statements.

                                     FSA-3

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS



                                                           MONEY MARKET DIVISION         INTERMEDIATE GOVERNMENT SECURITIES DIVISION
                                                   ------------------------------------  -------------------------------------------



                                                           YEAR ENDED DECEMBER 31,                YEAR ENDED DECEMBER 31,
                                                   ------------------------------------  --------------------------------------

                                                      1995         1994         1993        1995          1994           1993
                                                   ----------   ----------   ----------  ----------   ------------   ----------
INCOME AND EXPENSES:
  Income (Note 2):
    Dividends from The Hudson River Trust.......   $9,225,401   $5,368,883   $4,163,389  $2,010,283   $ 5,671,984   $14,930,827
  Expenses (Note 3):
    Mortality and expense risk charges..........      954,556      826,379      834,113     197,721       527,675     1,470,325
                                                   ----------   ----------   ----------  ----------   -----------   -----------
NET INVESTMENT INCOME...........................    8,270,845    4,542,504    3,329,276   1,812,562     5,144,309    13,460,502
                                                   ----------   ----------   ----------  ----------   -----------   -----------
REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS (Note 2):
    Realized gain (loss) on investments.........     (432,347)      95,530     (339,754)   (810,768)  (10,163,976)    3,999,846
    Realized gain distribution from
      The Hudson River Trust....................           --           --           --          --            --    11,449,074
                                                   ----------   ----------   ----------  ----------   -----------   -----------
NET REALIZED GAIN (LOSS)........................     (432,347)      95,530     (339,754)   (810,768)  (10,163,976)   15,448,920

  Unrealized appreciation/depreciation on
    investments:
    Beginning of period.........................       32,760      (14,267)    (224,885) (2,736,863)   (1,617,237)    1,966,231
    End of period...............................       89,976       32,760      (14,267)    145,522    (2,736,863)   (1,617,237)
                                                   ----------   ----------   ----------  ----------   -----------   -----------
  Change in unrealized appreciation/depreciation
    during the period...........................       57,216       47,027      210,618   2,882,385    (1,119,626)   (3,583,468)
                                                   ----------   ----------   ----------  ----------   -----------   -----------
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS................................     (375,131)     142,557     (129,136)  2,071,617   (11,283,602)   11,865,452
                                                   ----------   ----------   ----------  ----------   -----------   -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS...............................   $7,895,714   $4,685,061   $3,200,140  $3,884,179   $(6,139,293)  $25,325,954
                                                   ==========   ==========   ==========  ==========   ===========   ===========


                                                             QUALITY BOND DIVISION
                                                    -------------------------------------------

                                                                                   OCTOBER 1*
                                                                                      TO
                                                     YEAR ENDED DECEMBER 31,      DECEMBER 31,
                                                   ---------------------------    ------------

                                                       1995            1994           1993
                                                   -----------    ------------    ------------
INCOME AND EXPENSES:
  Income (Note 2):
    Dividends from The Hudson River Trust.......   $ 7,958,285    $  8,123,722    $  1,221,840
  Expenses (Note 3):
    Mortality and expense risk charges..........       767,627         689,178         163,308
                                                   -----------    ------------    ------------
NET INVESTMENT INCOME...........................     7,190,658       7,434,544       1,058,532
                                                   -----------    ------------    ------------
REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS (Note 2):
    Realized gain (loss) on investments.........      (632,666)       (410,697)           (106)
    Realized gain distribution from
      The Hudson River Trust....................            --              --         130,973
                                                   -----------    ------------    ------------
NET REALIZED GAIN (LOSS)........................      (632,666)       (410,697)        130,867

  Unrealized appreciation/depreciation on
    investments:
    Beginning of period.........................   (15,521,200)     (1,886,621)            --
    End of period...............................    (2,105,676)    (15,521,200)    (1,886,621)
                                                   -----------    ------------    -----------
  Change in unrealized appreciation/depreciation
    during the period...........................    13,415,524     (13,634,579)    (1,886,621)
                                                   -----------    ------------    -----------
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS................................    12,782,858     (14,045,276)    (1,755,754)
                                                   -----------    ------------    -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS...............................   $19,973,516    $ (6,610,732)   $  (697,222)
                                                   ===========    ============    ===========

See Notes to Financial Statements.

* Commencement of Operations

                                     FSA-4

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (CONTINUED)


                                                                          HIGH YIELD DIVISION
                                                              ----------------------------------------


                                                                        YEAR ENDED DECEMBER 31,
                                                              ----------------------------------------
                                                                  1995           1994          1993
                                                              -----------    -----------    ----------
INCOME AND EXPENSES:
  Income (Note 2):
    Dividends from The Hudson River Trust.................    $ 6,518,568    $ 4,578,946    $4,488,259
  Expenses (Note 3):
    Mortality and expense risk charges....................        371,369        305,522       285,992
                                                              -----------    -----------    ----------
NET INVESTMENT INCOME.....................................      6,147,199      4,273,424     4,202,267
                                                              -----------    -----------    ----------
REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS (Note 2):
    Realized gain (loss) on investments...................       (179,454)      (328,199)      107,852
    Realized gain distribution from
      The Hudson River Trust..............................             --             --     1,030,687
                                                              -----------    -----------    ----------
NET REALIZED GAIN (LOSS)..................................       (179,454)      (328,199)    1,138,539

  Unrealized appreciation/depreciation on investments:
    Beginning of period...................................       (873,103)     4,734,999       763,746
    End of period.........................................      3,823,981       (873,103)    4,734,999
                                                              -----------    -----------    ----------
  Change in unrealized appreciation/depreciation
    during the period.....................................      4,697,084     (5,608,102)    3,971,253
                                                              -----------    -----------    ----------
NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS....      4,517,630     (5,936,301)    5,109,792
                                                              -----------    -----------    ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS.........................................    $10,664,829    $(1,662,877)   $9,312,059
                                                              ===========    ===========    ==========

See Notes to Financial Statements.


                                                                     GROWTH & INCOME DIVISION               EQUITY INDEX DIVISION
                                                              ---------------------------------------     --------------------------
                                                                                          OCTOBER 1*                     APRIL 1*
                                                                                             TO            YEAR ENDED       TO
                                                               YEAR ENDED DECEMBER 31,   DECEMBER 31,     DECEMBER 31,  DECEMBER 31,
                                                              ------------------------  -------------     -----------  -------------
                                                                 1995          1994         1993             1995           1994
                                                              ----------     ---------  -------------     -----------  -------------
INCOME AND EXPENSES:
  Income (Note 2):
    Dividends from The Hudson River Trust.................    $  380,677     $ 108,492     $ 3,394        $   964,775    $ 596,180
  Expenses (Note 3):
    Mortality and expense risk charges....................        69,716        19,204       1,833            289,199      152,789
                                                              ----------     ---------     -------        -----------    ---------
NET INVESTMENT INCOME.....................................       310,961        89,288       1,561            675,576      443,391
                                                              ----------     ---------     -------        -----------    ---------
REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS (Note 2):
    Realized gain (loss) on investments...................         2,791       (11,709)       (134)             3,060       (6,949)
    Realized gain distribution from
      The Hudson River Trust..............................            --            --          --            536,890      134,154
                                                              ----------     ---------     -------        -----------    ---------
NET REALIZED GAIN (LOSS)..................................         2,791       (11,709)       (134)           539,950      127,205

  Unrealized appreciation/depreciation on investments:
    Beginning of period...................................      (141,585)         (904)         --           (399,286)          --
    End of period.........................................     2,123,346      (141,585)       (904)        12,451,765     (399,286)
                                                              ----------     ---------     -------        -----------    ---------
  Change in unrealized appreciation/depreciation
    during the period.....................................     2,264,931      (140,681)       (904)        12,851,051     (399,286)
                                                              ----------     ---------     -------        -----------    ---------
NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS....     2,267,722      (152,390)     (1,038)        13,391,001     (272,081)
                                                              ----------     ---------     -------        -----------    ---------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS.........................................    $2,578,683     $ (63,102)    $   523        $14,066,577    $ 171,310
                                                              ==========     =========     =======        ===========    =========

See Notes to Financial Statements.

* Commencement of Operations


                                     FSA-5

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (CONTINUED)


                                                    COMMON STOCK DIVISION                          GLOBAL STOCK DIVISION
                                         --------------------------------------------    -----------------------------------------


                                                    YEAR ENDED DECEMBER 31,                       YEAR ENDED DECEMBER 31,
                                         --------------------------------------------    -----------------------------------------
                                             1995            1994            1993            1995           1994           1993
                                         ------------    ------------    ------------    -----------    -----------    -----------
INCOME AND EXPENSES:
  Income (Note 2):
    Dividends from The Hudson
      River Trust....................    $ 14,259,262    $ 11,755,355    $ 10,311,886    $ 5,152,442    $ 2,768,605    $ 1,060,406
  Expenses (Note 3):
    Mortality and expense risk
      charges........................       6,050,368       4,741,008       4,005,102      1,743,898      1,211,620        466,897
                                         ------------    ------------    ------------    -----------    -----------    -----------
NET INVESTMENT INCOME................       8,208,894       7,014,347       6,306,784      3,408,544      1,556,985        593,509
                                         ------------    ------------    ------------    -----------    -----------    -----------
REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS (Note 2):
    Realized gain (loss) on
      investments....................      16,793,683         292,144       4,176,629      3,049,444      3,347,704      1,333,766
    Realized gain distribution from
      The Hudson River Trust.........      63,838,178      43,936,280      85,777,775      9,214,950      4,821,242     11,642,904
                                         ------------    ------------    ------------    -----------    -----------    -----------
NET REALIZED GAIN (LOSS).............      80,631,861      44,228,424      89,954,404     12,264,394      8,168,946     12,976,670

  Unrealized appreciation
    (depreciation) on investments:
    Beginning of period..............      (2,048,649)     71,350,568      22,647,989      3,130,280      7,062,877      2,783,724
    End of period....................     181,824,279      (2,048,649)     71,350,568     36,525,596      3,130,280      7,062,877
                                         ------------    ------------    ------------    -----------    -----------    -----------
  Change in unrealized appreciation/
    depreciation during the period...     183,872,928     (73,399,217)     48,702,579     33,395,316     (3,932,597)     4,279,153
                                         ------------    ------------    ------------    -----------    -----------    -----------
NET REALIZED AND UNREALIZED GAIN
  (LOSS) ON INVESTMENTS..............     264,504,789     (29,170,793)    138,656,983     45,659,710      4,236,349     17,255,823
                                         ------------    ------------    ------------    -----------    -----------    -----------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS..........    $272,713,683    $(22,156,446)   $144,963,767    $49,068,254    $ 5,793,334    $17,849,332
                                         ============    ============    ============    ===========    ===========    ===========

See Notes to Financial Statements.

                                          INTERNATIONAL
                                            DIVISION                 AGGRESSIVE STOCK DIVISION
                                         --------------   --------------------------------------------
                                            APRIL 3*
                                              TO
                                          DECEMBER 31,                YEAR ENDED DECEMBER 31,
                                         --------------   --------------------------------------------
                                              1995            1995            1994            1993
                                           ----------     ------------    ------------    ------------
INCOME AND EXPENSES:
  Income (Note 2):
    Dividends from The Hudson
      River Trust....................       $195,500      $  1,268,689    $    400,102    $    766,228
  Expenses (Note 3):
    Mortality and expense risk
      charges........................         36,471         2,702,978       1,944,639       1,757,109
                                            --------      ------------    ------------    ------------
NET INVESTMENT INCOME................        159,029        (1,434,289)     (1,544,537)       (990,881)
                                            --------      ------------    ------------    ------------
REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS (Note 2):
    Realized gain (loss) on
      investments....................           (790)       11,560,966      (6,075,250)     35,696,507
    Realized gain distribution from
      The Hudson River Trust.........         51,741        61,903,470              --      25,339,962
                                            --------      ------------    ------------    ------------
NET REALIZED GAIN (LOSS).............         50,951        73,464,436      (6,075,250)     61,036,469

  Unrealized appreciation
    (depreciation) on investments:
    Beginning of period..............             --        30,761,318      35,185,988      53,885,737
    End of period....................        667,906        80,271,118      30,761,318      35,185,988
                                            --------      ------------    ------------    ------------
  Change in unrealized appreciation/
    depreciation during the period...        667,906        49,509,800      (4,424,670)    (18,699,749)
                                            --------      ------------    ------------    ------------
NET REALIZED AND UNREALIZED GAIN
  (LOSS) ON INVESTMENTS..............        718,857       122,974,236     (10,499,920)     42,336,720
                                            --------      ------------    ------------    ------------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS..........       $877,886      $121,539,947    $(12,044,457)   $ 41,345,839
                                            ========      ============    ============    ============

See Notes to Financial Statements.

*Commencement of Operations


                                     FSA-6

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (CONCLUDED)

                                                                                ASSET ALLOCATION SERIES
                                                   ---------------------------------------------------------------------------------
                                                      CONSERVATIVE INVESTORS DIVISION                    BALANCED DIVISION
                                                   --------------------------------------   ----------------------------------------
                                                            YEAR ENDED DECEMBER 31,                    YEAR ENDED DECEMBER 31,
                                                   --------------------------------------   ----------------------------------------
                                                       1995          1994         1993          1995          1994           1993
                                                   -----------   -----------   ----------   -----------   ------------   -----------
INCOME AND EXPENSES:
  Income (Note 2):
    Dividends from The Hudson River Trust.......   $ 8,169,109   $ 6,205,574   $4,088,977   $12,276,328   $ 10,557,487   $10,062,862
  Expenses (Note 3):
    Mortality and expense risk charges..........       921,294       750,164      551,610     2,237,982      2,103,510     2,047,811
                                                   -----------   -----------   ----------   -----------   ------------   -----------
NET INVESTMENT INCOME...........................     7,247,815     5,455,410    3,537,367    10,038,346      8,453,977     8,015,051
                                                   -----------   -----------   ----------   -----------   ------------   -----------
REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS (Note 2):
    Realized gain (loss) on investments.........      (378,551)     (421,501)      91,739    (2,466,524)       858,164     1,446,919
    Realized gain distribution from
      The Hudson River Trust....................     1,068,272            --    4,651,717    10,894,130             --    20,280,817
                                                   -----------   -----------   ----------   -----------   ------------   -----------
NET REALIZED GAIN (LOSS)........................       689,721      (421,502)   4,743,456     8,427,606        858,164    21,727,736

  Unrealized appreciation (depreciation) on
    investments:
    Beginning of period.........................    (8,767,697)    1,915,037    2,223,612    (2,878,875)    37,960,661    30,072,900
    End of period...............................    10,362,120    (8,767,697)   1,915,037    43,097,187     (2,878,875)   37,960,661
                                                   -----------   -----------   ----------   -----------   ------------   -----------
  Change in unrealized appreciation/depreciation
    during the period...........................    19,129,817   (10,682,734)    (308,575)   45,976,062    (40,839,536)    7,887,761
                                                   -----------   -----------   ----------   -----------   ------------   -----------
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS................................    19,819,538   (11,104,236)   4,434,881    54,403,668    (39,981,372)   29,615,497
                                                   -----------   -----------   ----------   -----------   ------------   -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS...............................   $27,067,353   $(5,648,826)  $7,972,248   $64,442,014   $(31,527,395)  $37,630,548
                                                   ===========   ===========   ==========   ===========   ============   ===========

See Notes to Financial Statements.

                                                               ASSET ALLOCATION SERIES
                                                   -------------------------------------------
                                                              GROWTH INVESTORS DIVISION
                                                   -------------------------------------------
                                                                   YEAR ENDED DECEMBER 31,
                                                   -------------------------------------------
                                                       1995            1994            1993
                                                   ------------    ------------    -----------
INCOME AND EXPENSES:
  Income (Note 2):
    Dividends from The Hudson River Trust......... $ 15,855,901    $ 10,663,204    $ 5,922,228
  Expenses (Note 3):
    Mortality and expense risk charges............    2,796,354       1,995,747      1,274,117
                                                   ------------    ------------    -----------
NET INVESTMENT INCOME.............................   13,059,547       8,667,457      4,648,111
                                                   ------------    ------------    -----------
REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS (Note 2):
    Realized gain (loss) on investments...........    1,752,185         241,591         52,392
    Realized gain distribution from
      The Hudson River Trust......................    7,421,853              --     14,624,517
                                                   ------------    ------------    -----------
NET REALIZED GAIN (LOSS)..........................    9,174,038         241,591     14,676,909

  Unrealized appreciation (depreciation) on
  investments:
    Beginning of period...........................     (770,693)     20,567,604     12,746,740
    End of period.................................   81,785,873        (770,693)    20,567,604
                                                   ------------    ------------    -----------
  Change in unrealized appreciation/depreciation
    during the period.............................   82,556,566     (21,338,297)     7,820,864
                                                   ------------    ------------    -----------
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS..................................   91,730,604     (21,096,706)    22,497,773
                                                   ------------    ------------    -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS................................. $104,790,151    $(12,429,249)   $27,145,884
                                                   ============    ============    ===========

See Notes to Financial Statements.

                                     FSA-7

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS



                                                                                                INTERMEDIATE GOVERNMENT
                                                  MONEY MARKET DIVISION                           SECURITIES DIVISION
                                       ------------------------------------------   -------------------------------------------


                                                 YEAR ENDED DECEMBER 31,                        YEAR ENDED DECEMBER 31,
                                       ------------------------------------------   -------------------------------------------
                                           1995           1994           1993           1995           1994            1993
                                       ------------   ------------   ------------   -----------   -------------   -------------

INCREASE (DECREASE) IN NET ASSETS:

FROM OPERATIONS:
  Net investment income.............   $  8,270,845   $  4,542,504   $  3,329,276   $ 1,812,562   $   5,144,309   $  13,460,502
  Net realized gain (loss)..........       (432,347)        95,530       (339,754)     (810,768)    (10,163,976)     15,448,920
  Change in unrealized appreciation/
    depreciation on investments.....         57,216         47,027        210,618     2,882,385      (1,119,626)     (3,583,468)
                                       ------------   ------------   ------------   -----------   -------------   -------------

  Net increase (decrease)
    from operations.................      7,895,714      4,685,061      3,200,140     3,884,179      (6,139,293)     25,325,954
                                       ------------   ------------   ------------   -----------   -------------   -------------
FROM POLICY-RELATED TRANSACTIONS:
  Net premiums (Note 3).............     96,773,056     82,536,703     64,845,505    11,016,347      18,915,140      26,598,113
  Benefits and other policy-related
    transactions (Note 3)...........    (39,770,849)   (32,432,771)   (31,747,197)   (6,286,070)     (5,813,181)     (7,539,335)
  Net transfers among divisions.....      4,776,165    (25,466,044)   (50,510,704)      953,149    (125,116,319)   (180,916,946)
                                       ------------   ------------   ------------   -----------   -------------   -------------
  Net increase (decrease) from
    policy-related transactions.....     61,778,372     24,637,888    (17,412,396)    5,683,426    (112,014,360)   (161,858,168)
                                       ------------   ------------   ------------   -----------   -------------   -------------
NET (INCREASE) DECREASE IN AMOUNT
  RETAINED BY EQUITABLE VARIABLE IN
  SEPARATE ACCOUNT FP (Note 4)......        (36,640)       (24,067)        92,890       (72,636)         15,335         (69,330)
                                       ------------   ------------   ------------   -----------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS...     69,637,446     29,298,882    (14,119,366)    9,494,969    (118,138,318)   (136,601,544)
NET ASSETS, BEGINNING OF PERIOD.....    137,496,085    108,197,203    122,316,569    27,654,075     145,792,393     282,393,937
                                       ------------   ------------   ------------   -----------   -------------   -------------
NET ASSETS, END OF PERIOD...........   $207,133,531   $137,496,085   $108,197,203   $37,149,044   $  27,654,075   $ 145,792,393
                                       ============   ============   ============   ===========   =============   =============

See Notes to Financial Statements.


                                                   QUALITY BOND DIVISION
                                       -------------------------------------------
                                                                        OCTOBER 1*
                                                                           TO
                                          YEAR ENDED DECEMBER 31,      DECEMBER 31,
                                       ----------------------------    -----------
                                           1995            1994           1993
                                       ------------    ------------    -----------

INCREASE (DECREASE) IN NET ASSETS:

FROM OPERATIONS:
  Net investment income.............   $  7,190,658    $  7,434,544    $ 1,058,532
  Net realized gain (loss)..........       (632,666)       (410,697)       130,867
  Change in unrealized appreciation/
    depreciation on investments.....     13,415,524     (13,634,579)    (1,886,621)
                                       ------------    ------------    -----------

  Net increase (decrease)
    from operations.................     19,973,516      (6,610,732)      (697,222)
                                       ------------    ------------    -----------
FROM POLICY-RELATED TRANSACTIONS:
  Net premiums (Note 3).............      2,516,135         850,240        181,283
  Benefits and other policy-related
    transactions (Note 3)...........     (3,189,044)     (2,891,278)      (441,626)
  Net transfers among divisions.....      2,462,969      25,765,197    100,786,909
                                       ------------    ------------    -----------
  Net increase (decrease) from
    policy-related transactions.....      1,790,060      23,724,159    100,526,566
                                       ------------    ------------    -----------
NET (INCREASE) DECREASE IN AMOUNT
  RETAINED BY EQUITABLE VARIABLE IN
  SEPARATE ACCOUNT FP (Note 4)......       (712,602)        255,654         38,047
                                       ------------    ------------    -----------
INCREASE (DECREASE) IN NET ASSETS...     21,050,974      17,369,081     99,867,391
NET ASSETS, BEGINNING OF PERIOD.....    117,236,472      99,867,391             --
                                       ------------    ------------    -----------
NET ASSETS, END OF PERIOD...........   $138,287,446    $117,236,472    $99,867,391
                                       ============    ============    ===========

See Notes to Financial Statements.

*Commencement of Operations


                                     FSA-8

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

                                                                            HIGH YIELD DIVISION
                                                               ------------------------------------------


                                                                          YEAR ENDED DECEMBER 31,
                                                               ------------------------------------------
                                                                  1995            1994            1993
                                                               -----------    ------------    -----------

INCREASE (DECREASE) IN NET ASSETS:

FROM OPERATIONS:
  Net investment income...................................     $ 6,147,199    $  4,273,424    $ 4,202,267
  Net realized gain (loss)................................        (179,454)       (328,199)     1,138,539
  Change in unrealized appreciation/
    depreciation on investments...........................       4,697,084      (5,608,102)     3,971,253
                                                               -----------    ------------    -----------
  Net increase (decrease) from operations.................      10,664,829      (1,662,877)     9,312,059
                                                               -----------    ------------    -----------
FROM POLICY-RELATED TRANSACTIONS:
  Net premiums (Note 3)...................................      15,333,474      14,287,345     10,787,763
  Benefits and other policy-related
    transactions (Note 3).................................      (8,211,013)     (7,162,537)    (5,179,424)
  Net transfers among divisions...........................       4,789,450     (11,048,174)     1,006,671
                                                               -----------    ------------    -----------
  Net increase (decrease) from policy-related
    transactions..........................................      11,911,911      (3,923,366)     6,615,010
                                                               -----------    ------------    -----------
NET (INCREASE) DECREASE IN AMOUNT RETAINED BY EQUITABLE
  VARIABLE IN SEPARATE ACCOUNT FP (Note 4)................        (100,679)         16,028        (31,889)
                                                               -----------    ------------    -----------
INCREASE (DECREASE) IN NET ASSETS.........................      22,476,061      (5,570,215)    15,895,180
NET ASSETS, BEGINNING OF PERIOD...........................      49,454,901      55,025,116     39,129,936
                                                               -----------    ------------    -----------
NET ASSETS, END OF PERIOD.................................     $71,930,962    $ 49,454,901    $55,025,116
                                                               ===========    ============    ===========

See Notes to Financial Statements.

                                                                    GROWTH & INCOME DIVISION                EQUITY INDEX DIVISION
                                                              -------------------------------------      --------------------------
                                                                                           OCTOBER 1*                    APRIL 1*
                                                                                              TO          YEAR ENDED        TO
                                                                YEAR ENDED DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                                              -------------------------   -----------    -----------    -----------
                                                                  1995          1994         1993           1995           1994
                                                              -----------    ----------   -----------    -----------    -----------

INCREASE (DECREASE) IN NET ASSETS:

FROM OPERATIONS:
  Net investment income...................................    $   310,961    $   89,288    $  1,561      $   675,576    $   443,391
  Net realized gain (loss)................................          2,791       (11,709)       (134)         539,950        127,205
  Change in unrealized appreciation/
    depreciation on investments...........................      2,264,931      (140,681)       (904)      12,851,051       (399,286)
                                                              -----------    ----------    --------      -----------    -----------
  Net increase (decrease) from operations.................      2,578,683       (63,102)        523       14,066,577        171,310
                                                              -----------    ----------    --------      -----------    -----------
FROM POLICY-RELATED TRANSACTIONS:
  Net premiums (Note 3)...................................      6,464,035     2,953,965     182,381       10,308,871        690,540
  Benefits and other policy-related
    transactions (Note 3).................................     (1,385,132)     (481,430)     (6,581)      (2,111,532)      (472,818)
  Net transfers among divisions...........................      5,274,221     3,033,230     279,153       18,305,589     30,736,505
                                                              -----------    ----------    --------      -----------    -----------
  Net increase (decrease) from policy-related
    transactions..........................................     10,353,124     5,505,765     454,953       26,502,928     30,954,227
                                                              -----------    ----------    --------      -----------    -----------
NET (INCREASE) DECREASE IN AMOUNT RETAINED BY EQUITABLE
  VARIABLE IN SEPARATE ACCOUNT FP (Note 4)................       (221,877)        6,113       4,131          (71,293)          (134)
                                                              -----------    ----------    --------      -----------    -----------
INCREASE (DECREASE) IN NET ASSETS.........................     12,709,930     5,448,776     459,607       40,498,212     31,125,403
NET ASSETS, BEGINNING OF PERIOD...........................      5,908,383       459,607          --       31,125,403             --
                                                              -----------    ----------    --------      -----------    -----------
NET ASSETS, END OF PERIOD.................................    $18,618,313    $5,908,383    $459,607      $71,623,615    $31,125,403
                                                              ===========    ==========    ========      ===========    ===========

See Notes to Financial Statements.

*Commencement of Operations

                                     FSA-9

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

                                            COMMON STOCK DIVISION                         GLOBAL STOCK DIVISION
                               --------------------------------------------   ------------------------------------------


                                            YEAR ENDED DECEMBER 31,                       YEAR ENDED DECEMBER 31,
                               --------------------------------------------   ------------------------------------------
                                     1995            1994           1993          1995           1994           1993
                               --------------   -------------   -----------   ------------   ------------   ------------
INCREASE (DECREASE) IN
  NET ASSETS:

FROM OPERATIONS:
  Net investment income.....   $    8,208,894   $  7,014,347    $ 6,306,784   $  3,408,544   $  1,556,985   $    593,509
  Net realized gain (loss)..       80,631,861     44,228,424     89,954,404     12,264,394      8,168,946     12,976,670
  Change in unrealized
    appreciation/
    depreciation on
    investments.............      183,872,928    (73,399,217)    48,702,579     33,395,316     (3,932,597)     4,279,153
                               --------------   ------------   ------------   ------------   ------------   ------------
  Net increase (decrease)
    from operations.........      272,713,683    (22,156,446)   144,963,767     49,068,254      5,793,334     17,849,332
                               --------------   ------------   ------------   ------------   ------------   ------------
FROM POLICY-RELATED
  TRANSACTIONS:
  Net premiums (Note 3).....      216,068,996    171,525,812    124,210,476     92,666,618     77,766,997     25,508,452
  Benefits and other
    policy-related
    transactions (Note 3)...     (118,456,643)   (93,481,219)   (77,837,895)   (37,507,499)   (23,371,745)    (8,931,159)
  Net transfers among
    divisions...............      (34,354,864)    19,730,410     (9,498,455)   (12,472,104)    47,610,957     59,544,080
                               --------------   ------------   ------------   ------------   ------------   ------------
  Net increase (decrease)
    from policy-related
    transactions............       63,257,489     97,775,003     36,874,126     42,687,015    102,006,209     76,121,373
                               --------------   ------------   ------------   ------------   ------------   ------------
NET (INCREASE) DECREASE IN
  AMOUNT RETAINED BY
  EQUITABLE VARIABLE IN
  SEPARATE ACCOUNT FP
  (Note 4)..................         (392,099)        44,948       (124,376)       (96,720)       (17,737)         4,085
                               --------------   ------------   ------------   ------------   ------------   ------------
INCREASE IN NET ASSETS......      335,579,073     75,663,505    181,713,517     91,658,549    107,781,806     93,974,790
NET ASSETS, BEGINNING OF
  PERIOD....................      811,006,201    735,342,696    553,629,179    241,838,471    134,056,665     40,081,875
                               --------------   ------------   ------------   ------------   ------------   ------------
NET ASSETS, END OF
  PERIOD....................   $1,146,585,274   $811,006,201   $735,342,696   $333,497,020   $241,838,471   $134,056,665
                               ==============   ============   ============   ============   ============   ============

See Notes to Financial Statements.

                               INTERNATIONAL
                                  DIVISION              AGGRESSIVE STOCK DIVISION
                                -----------   ------------------------------------------
                                 APRIL 3*
                                    TO
                                DECEMBER 31,              YEAR ENDED DECEMBER 31,
                                -----------   ------------------------------------------
                                    1995          1995           1994            1993
                                -----------   ------------   ------------   ------------
INCREASE (DECREASE) IN
  NET ASSETS:

FROM OPERATIONS:
  Net investment income.....    $   159,029   $ (1,434,289)  $ (1,544,537)  $   (990,881)
  Net realized gain (loss)..         50,951     73,464,436     (6,075,250)    61,036,469
  Change in unrealized
    appreciation/
    depreciation on
    investments.............        667,906     49,509,800     (4,424,670)   (18,699,749)
                                -----------   ------------   ------------   ------------
  Net increase (decrease)
    from operations.........        877,886    121,539,947    (12,044,457)    41,345,839
                                -----------   ------------   ------------   ------------
FROM POLICY-RELATED
  TRANSACTIONS:
  Net premiums (Note 3).....      2,028,670    121,962,483    101,932,221     77,930,596
  Benefits and other
    policy-related
    transactions (Note 3)...       (339,723)   (63,165,185)   (48,604,650)   (39,462,340)
  Net transfers among
    divisions...............      9,885,952     19,367,834      4,346,636    (73,890,214)
                                -----------   ------------   ------------   ------------
  Net increase (decrease)
    from policy-related
    transactions............     11,574,899     78,165,132     57,674,207    (35,421,958)
                                -----------   ------------   ------------   ------------
NET (INCREASE) DECREASE IN
  AMOUNT RETAINED BY
  EQUITABLE VARIABLE IN
  SEPARATE ACCOUNT FP
  (Note 4)..................        (20,847)      (188,813)        35,791         (2,220)
                                -----------   ------------   ------------   ------------
INCREASE IN NET ASSETS......     12,431,938    199,516,266     45,665,541      5,921,661
NET ASSETS, BEGINNING OF
  PERIOD....................              0    355,671,865    310,006,324    304,084,663
                                -----------   ------------   ------------   ------------
NET ASSETS, END OF
  PERIOD....................    $12,431,938   $555,188,131   $355,671,865   $310,006,324
                                ===========   ============   ============   ============

See Notes to Financial Statements.

*Commencement of Operations

                                     FSA-10

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (CONCLUDED)


                                                                              ASSET ALLOCATION SERIES
                                         -----------------------------------------------------------------------------------------
                                               CONSERVATIVE INVESTORS DIVISION                       BALANCED DIVISION
                                         -------------------------------------------    ------------------------------------------
                                                   YEAR ENDED DECEMBER 31,                        YEAR ENDED DECEMBER 31,
                                         -------------------------------------------    ------------------------------------------
                                              1995            1994           1993           1995           1994           1993
                                         -------------   ------------   ------------    ------------   ------------   ------------

INCREASE (DECREASE) IN NET ASSETS:

FROM OPERATIONS:
  Net investment income..............    $  7,247,815    $  5,455,410   $  3,537,367    $ 10,038,346   $  8,453,977   $  8,015,051
  Net realized gain (loss)...........         689,721        (421,502)     4,743,456       8,427,606        858,164     21,727,736
  Change in unrealized appreciation/
    depreciation on investments......      19,129,817     (10,682,734)      (308,575)     45,976,062    (40,839,536)     7,887,761
                                         ------------    ------------   ------------    ------------   ------------   ------------
  Net increase (decrease)
    from operations..................      27,067,353      (5,648,826)     7,972,248      64,442,014    (31,527,395)    37,630,548
                                         ------------    ------------   ------------    ------------   ------------   ------------
FROM POLICY-RELATED TRANSACTIONS:
  Net premiums (Note 3)..............      41,419,959      48,492,315     43,782,002      63,451,955     70,116,900     67,351,402
  Benefits and other policy-related
    transactions (Note 3)............     (22,866,003)    (21,612,430)   (17,644,077)    (48,742,571)   (45,655,363)   (44,497,967)
  Net transfers among divisions......      (3,379,296)     (2,076,793)     6,165,330     (18,908,540)   (19,954,097)    (6,834,099)
                                         ------------    ------------   ------------    ------------   ------------   ------------
  Net increase (decrease) from
    policy-related transactions......      15,174,660      24,803,092     32,303,255      (4,199,156)     4,507,440     16,019,336
                                         ------------    ------------   ------------    ------------   ------------   ------------
NET (INCREASE) DECREASE IN AMOUNT
  RETAINED BY EQUITABLE VARIABLE
  IN SEPARATE ACCOUNT FP (Note 4)....         (95,412)         22,600         18,535        (93,214)        47,322         256,506
                                         ------------    ------------   ------------    ------------   ------------   ------------
INCREASE (DECREASE) IN NET ASSETS....      42,146,601      19,176,866     40,294,038      60,149,644    (26,972,633)    53,906,390
NET ASSETS, BEGINNING OF PERIOD......     129,940,498     110,763,632     70,469,594     338,415,565    365,388,198    311,481,808
                                         ------------    ------------   ------------    ------------   ------------   ------------
NET ASSETS, END OF PERIOD............    $172,087,099    $129,940,498   $110,763,632    $398,565,209   $338,415,565   $365,388,198
                                         ============    ============   ============    ============   ============   ============

See Notes to Financial Statements.

                                                    ASSET ALLOCATION SERIES
                                         --------------------------------------------
                                                   GROWTH INVESTORS DIVISION
                                         --------------------------------------------
                                                    YEAR ENDED DECEMBER 31,
                                         --------------------------------------------
                                             1995            1994            1993
                                         ------------    ------------    ------------

INCREASE (DECREASE) IN NET ASSETS:

FROM OPERATIONS:
  Net investment income..............    $ 13,059,547    $  8,667,457    $  4,648,111
  Net realized gain (loss)...........       9,174,038         241,591      14,676,909
  Change in unrealized appreciation/
    depreciation on investments......      82,556,566     (21,338,297)      7,820,864
                                         ------------    ------------    ------------
  Net increase (decrease)
    from operations..................     104,790,151     (12,429,249)     27,145,884
                                         ------------    ------------    ------------
FROM POLICY-RELATED TRANSACTIONS:
  Net premiums (Note 3)..............     155,616,059     139,140,391     105,136,825
  Benefits and other policy-related
    transactions (Note 3)............     (68,357,709)    (54,863,821)    (36,431,873)
  Net transfers among divisions......      (3,269,896)     20,294,785      30,908,183
                                         ------------    ------------    ------------
  Net increase (decrease) from
    policy-related transactions......      83,988,454     104,571,355      99,613,135
                                         ------------    ------------    ------------
NET (INCREASE) DECREASE IN AMOUNT
  RETAINED BY EQUITABLE VARIABLE
  IN SEPARATE ACCOUNT FP (Note 4)....        (120,493)         15,372         (27,455)
                                         ------------    ------------    ------------
INCREASE (DECREASE) IN NET ASSETS....     188,658,112      92,157,478     126,731,564
NET ASSETS, BEGINNING OF PERIOD......     367,219,554     275,062,076     148,330,512
                                         ------------    ------------    ------------
NET ASSETS, END OF PERIOD............    $555,877,666    $367,219,554    $275,062,076
                                         ============    ============    ============

See Notes to Financial Statements.

                                     FSA-11

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 1995

1.  General

    Equitable Variable Life Insurance Company (Equitable Variable Life), a wholly-owned subsidiary of The Equitable Life Assurance Society of the United States (Equitable Life), established Separate Account FP (the Account) as a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940. The Account consists of thirteen investment divisions: the Money Market Division, the Intermediate Government Securities Division, the High Yield Division, the Balanced Division, the Common Stock Division, the Global Division, the Aggressive Stock Division, the Conservative Investors Division, the Growth Investors Division, the Growth & Income Division, the Quality Bond Division, the Equity Index Division and the International Division. The assets in each Division are invested in shares of a designated portfolio (Portfolio) of a mutual fund, The Hudson River Trust (the Trust). Each Portfolio has separate investment objectives.

    The Account supports the operations of Incentive Life,(TM) flexible premium variable life insurance policies, Incentive Life 2000,(TM) flexible premium variable life insurance policies, Champion 2000,(TM) modified premium variable whole life insurance policies, Survivorship 2000,(TM) flexible premium joint survivorship variable life insurance policies, Incentive Life Plus,(TM) flexible premium variable life insurance policies and SP-Flex,(TM) variable life insurance policies with additional premium option, collectively, the Policies, and the Incentive Life 2000, Champion 2000 and Survivorship 2000 policies are referred to as the Series 2000 Policies. Incentive Life policies offered with the prospectus dated September 15, 1995, are referred to as Incentive Life Plus Second Series. Incentive Life Plus policies issued with a prior prospectus are referred to as Incentive Life Plus Original Series. All Policies are issued by Equitable Variable. The assets of the Account are the property of Equitable Variable. However, the portion of the Account's assets attributable to the Policies will not be chargeable with liabilities arising out of any other business Equitable Variable may conduct.

    Policyowners may allocate amounts in their individual accounts to the Divisions of the Account and/or (except for SP-Flex policies) to the guaranteed interest division of Equitable Variable Life's General Account. Net transfers to the guaranteed interest division of the General Account and other Separate Accounts of $6,569,372, $35,120,632 and $125,668,098 for the
    years ended 1995, 1994 and 1993, respectively, are included in Net Transfers Among Divisions. The net assets of any Division of the Account may not be less than the aggregate of the policyowners' accounts allocated to that Division. Additional assets are set aside in Equitable Variable Life's General Account to provide for (1) the unearned portion of the monthly charges for mortality costs, and (2) other policy benefits, as required under the state insurance law.

2.  Significant Accounting Policies

    The accompanying financial statements are prepared in conformity with generally accepted accounting principles (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Investments are made in shares of the Trust and are valued at the net asset values per share of the respective Portfolios. The net asset value is determined by the Trust using the market or fair value of the underlying assets of the Portfolio.

    Investment transactions are recorded on the trade date. Realized gains and losses include gains and losses on redemptions of the Trust's shares (determined on the identified cost basis) and Trust distributions representing the net realized gains on Trust investment transactions.

    The operations of the Account are included in the consolidated Federal income tax return of Equitable Life. Under the provisions of the Policies, Equitable Variable Life has the right to charge the Account for Federal income tax attributable to the Account. No charge is currently being made against the Account for such tax since, under current tax law, Equitable Variable Life pays no tax on investment income and capital gains reflected in variable life insurance policy reserves. However, Equitable Variable Life retains the right to charge for any Federal income tax incurred which is attributable to the Account if the law is changed. Charges for state and local taxes, if any, attributable to the Account also may be made.

    Dividends are recorded as income at the end of each quarter on the ex-dividend date. Capital gains are distributed by the Trust at the end of each year.

3.  Asset Charges

    Under the Policies, Equitable Variable Life assumes mortality and expense risks and, to cover these risks, deducts charges from the assets of the Account currently at annual rates of 0.60% of the net assets attributable to Incentive Life, Incentive Life 2000, Incentive Life Plus Second Series and Champion 2000 policyowners, 0.90% of net assets attributable to Survivorship 2000 policyowners, and 0.85% for SP-Flex policyowners. Incentive Life Plus Original Series deducts this charge from the Policy Account. Under SP-Flex, Equitable Variable Life also deducts charges from the assets of the Account for mortality and administrative costs of 0.60% and 0.35%, respectively, of net assets attributable to SP-Flex policies.

                                     FSA-12

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
DECEMBER 31, 1995

    Under Incentive Life, Incentive Life Plus and the Series 2000 Policies, mortality and administrative costs are charged in a different manner than SP-Flex policies (see Notes 4 and 5).

    Before amounts are allocated to the Account for Incentive Life, Incentive Life Plus and the Series 2000 Policies, Equitable Variable Life deducts a charge for taxes and either an initial policy fee (Incentive Life) or a premium sales charge (Incentive Life Plus and Series 2000 Policies) from premiums. Under SP-Flex, the entire initial premium is allocated to the Account. Before any additional premiums under SP-Flex are allocated to the Account, an administrative charge is deducted.

    The amounts attributable to Incentive Life, Incentive Life Plus and the Series 2000 policyowners' accounts are charged monthly by Equitable Variable Life for mortality and administrative costs. These charges are withdrawn from the Account along with amounts for additional benefits. Under the Policies, amounts for certain policy-related transactions (such as policy loans and surrenders) are transferred out of the Separate Account.

4.  Amounts  Retained  by Equitable  Variable  Life in  Separate  Account  FP

    The amount retained by Equitable Variable Life in the Account arises principally from (1) contributions from Equitable Variable Life, and (2) that portion, determined ratably, of the Account's investment results applicable to those assets in the Account in excess of the net assets for the Policies. Amounts retained by Equitable Variable Life are not subject to charges for mortality and expense risks or mortality and administrative costs.

    Amounts  retained  by  Equitable   Variable  Life  in  the  Account  may  be
    transferred at any time by Equitable Variable Life to its General Account.

    The following table shows the surplus contributions (withdrawals) by Equitable Variable Life by investment division:

                  INVESTMENT DIVISION                               1995           1994            1993
                  -------------------                           -----------     -----------     ----------
                  Common Stock                                  $  (630,000)       --              --
                  Money Market                                     (250,000)       --           $1,145,000
                  Balanced                                         --              --              --
                  Aggressive Stock                                 (350,000)       --              --
                  High Yield                                       (100,000)       --              330,000
                  Global                                           (130,000)       --           (6,895,000)
                  Conservative Investors                           --              --              575,000
                  Growth Investors                                 --              --              130,000
                  Short-Term World Income                          --           $(5,165,329)       --
                  Intermediate Government Securities               (165,000)       --              --
                  Growth & Income                                  (685,000)       --            1,000,000
                  Quality Bond                                   (4,800,000)       --            5,000,000
                  Equity Index                                     --               200,000        --
                  International                                     200,000        --              --
                                                                -----------     -----------     ----------
                                                                $(6,910,000)    $(4,965,329)    $1,285,000
                                                                ===========     ===========     ==========

5.  Distribution and Servicing Agreements

    Equitable Variable Life has entered into a Distribution and Servicing Agreement with Equitable Life and Equico Securities Inc. (Equico), whereby registered representatives of Equico, authorized as variable life insurance agents under applicable state insurance laws, sell the Policies. The registered representatives are compensated on a commission basis by Equitable Life.

    Equitable Variable Life also has entered into an agreement with Equitable Life under which Equitable Life performs the administrative services related to the Policies, including underwriting and issuance, billings and collections, and policyowner services. There is no charge to the Account related to this agreement.

6.  Share  Substitution

    On February 22, 1994, Equitable Variable Life, the Account and the Trust substituted shares of the Trust's Intermediate Government Securities Portfolio for shares of the Trust's Short-Term World Income Portfolio. The amount transferred to Intermediate Government Securities Portfolio was $2,192,109. The statements of operations and statements of changes in net assets for the Intermediate Government Securities Portfolio is combined with the Short-Term World Income Portfolio for periods prior to the merger on February 22, 1994. The Short-Term World Income Division is not available for future investment.

                                     FSA-13

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

DECEMBER 31, 1995

7.  Investment Returns

    The Separate Account rates of return attributable to Incentive Life, Incentive Life 2000, Incentive Life Plus Second Series and Champion 2000 policyowners are different than those attributable to Survivorship 2000, Incentive Life Plus Original Series and to SP-Flex policyowners because asset charges are deducted at different rates under each policy (see Note
    3).

    The tables on this page and the following pages show the gross and net investment returns with respect to the Divisions for the periods shown. The net return for each Division is based upon net assets for a policy whose policy commences with the beginning date of such period and is not based on the average net assets in the Division during such period. Gross return is equal to the total return earned by the underlying Trust investment.


RATES OF RETURN:
INCENTIVE LIFE,
--------------
INCENTIVE LIFE 2000,
--------------------
INCENTIVE LIFE PLUS SECOND SERIES
---------------------------------
AND CHAMPION 2000*
-----------------

                                                                                                                JANUARY 26(A) TO
                                                           YEAR ENDED DECEMBER 31,                                DECEMBER 31,
                              ----------------------------------------------------------------------------------------------------
MONEY MARKET DIVISION           1995     1994     1993      1992     1991     1990     1989      1988     1987         1986
---------------------           ----     ----     ----      ----     ----     ----     ----      ----     ----         ----
Gross return..............     5.74 %   4.02 %   3.00 %    3.56 %   6.18 %   8.24 %   9.18 %    7.32 %   6.63 %       6.05 %
Net return................     5.11 %   3.39 %   2.35 %    2.94 %   5.55 %   7.59 %   8.53 %    6.68 %   5.99 %       5.47 %


                                                               APRIL 1(A) TO
INTERMEDIATE                     YEAR ENDED DECEMBER 31,        DECEMBER 31,
GOVERNMENT                    -----------------------------------------------
SECURITIES DIVISION             1995    1994    1993    1992       1991
-------------------             ----    ----    ----    ----       ----
Gross return..............    13.33 % (4.37)%  10.58 %  5.60 %    12.26 %
Net return................    12.65 % (4.95)%   9.88 %  4.96 %    11.60 %


                                  YEAR ENDED     OCTOBER 1(A)
                                 DECEMBER 31,    DECEMBER 31,
                              ----------------------------------
QUALITY BOND DIVISION           1995     1994        1993
---------------------           ----     ----        ----
Gross return..............    17.02 %  (5.10)%      (0.51)%
Net return................    16.32 %  (5.67)%      (0.66)%


                                                                                                                JANUARY 26(A) TO
                                                           YEAR ENDED DECEMBER 31,                                DECEMBER 31,
                              ----------------------------------------------------------------------------------------------------
HIGH YIELD DIVISION             1995     1994     1993      1992     1991     1990     1989      1988     1987         1986
-------------------             ----     ----     ----      ----     ----     ----     ----      ----     ----         ----
Gross return..............     19.92 %  (2.79)%  23.15 %  12.31 %   24.46 %  (1.12)%  5.13 %    9.73 %   4.68 %         --
Net return................     19.20 %  (3.37)%  22.41 %  11.64 %   23.72 %  (1.71)%  4.50 %    9.08 %   4.05 %         --


                                  YEAR ENDED    OCTOBER 1(A) TO
                                 DECEMBER 31,    DECEMBER 31,
                              ----------------------------------
GROWTH & INCOME  DIVISION       1995      1994       1993
-------------------------       ----      ----       ----
Gross return..............    24.07 %   (0.58)%     (0.25)%
Net return................    23.33 %   (1.17)%     (0.41)%


                                  YEAR ENDED     MARCH 31(A) TO
                                 DECEMBER 31,     DECEMBER 31,
                              -----------------------------------
EQUITY INDEX DIVISION                1995             1994
---------------------                ----             ----
Gross return..............         36.48 %           1.08 %
Net return................         35.66 %           0.58 %

-------------------------------
* Sales of Incentive Life 2000 and Champion 2000 commenced on March 2, 1992. Sales of Incentive Life Plus Second Series commenced on September 15, 1995.

(a) Date as of which net premiums under the policies were first allocated to the Division. The gross return and the net return for the periods indicated are not annual rates of return.


                                     FSA-14

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

DECEMBER 31, 1995


                                                                                                                 JANUARY 26(A) TO
                                                            YEAR ENDED DECEMBER 31,                                DECEMBER 31,
                              ----------------------------------------------------------------------------------------------------
COMMON STOCK DIVISION           1995     1994     1993      1992     1991     1990     1989      1988     1987         1986
---------------------           ----     ----     ----      ----     ----     ----     ----      ----     ----         ----
Gross return..............     32.45 %  (2.14)%  24.84 %   3.22 %   37.88 %  (8.12)%  25.59 %  22.43 %   7.49 %      15.65 %
Net return................     31.66 %  (2.73)%  24.08 %   2.60 %   37.06 %  (8.67)%  24.84 %  21.70 %   6.84 %      15.01 %


                                                                                                        AUGUST 31(A) TO
                                                       YEAR ENDED DECEMBER 31,                           DECEMBER 31,
                              -------------------------------------------------------------------------------------------
GLOBAL DIVISION                 1995     1994     1993     1992      1991     1990     1989     1988         1987
---------------                 ----     ----     ----     ----      ----     ----     ----     ----         ----
Gross return..............     18.81 %  5.23 %   32.09 %  (0.50)%   30.55 %  (6.07)%  26.93 %  10.88 %     (13.27)%
Net return................     18.11 %  4.60 %   31.33 %  (1.10)%   29.77 %  (6.63)%  26.17 %  10.22 %     (13.45)%


                               APRIL 3(A)
                                  TO
                              DECEMBER 31,
INTERNATIONAL DIVISION           1995
----------------------        ----------
Gross return..............      11.29 %
Net return................      10.79 %


                                                                                                                 JANUARY 26(A) TO
                                                            YEAR ENDED DECEMBER 31,                                DECEMBER 31,
                              ----------------------------------------------------------------------------------------------------
AGGRESSIVE STOCK  DIVISION      1995     1994     1993      1992     1991     1990     1989      1988     1987         1986
--------------------------      ----     ----     ----      ----     ----     ----     ----      ----     ----         ----
Gross return..............     31.63 %  (3.81)%  16.77 %  (3.16)%   86.86 %  8.17 %   43.50 %   1.17 %   7.31 %      35.88 %
Net return................     30.85 %  (4.39)%  16.05 %  (3.74)%   85.75 %  7.51 %   42.64 %   0.53 %   6.66 %      35.13 %


                                                                                                                JANUARY 26(A) TO
ASSET ALLOCATION SERIES                                    YEAR ENDED DECEMBER 31,                                DECEMBER 31,
                           ------------------------------------------------------------------------------------------------------
BALANCED DIVISION             1995     1994      1993     1992      1991     1990     1989      1988     1987         1986
-----------------             ----     ----      ----     ----      ----     ----     ----      ----     ----         ----
Gross return..............  19.75 %   (8.02)%  12.28 %   (2.84)%  41.26 %    0.24 %  25.83 %  13.27 %   (0.85)%      29.07 %
Net return................  19.03 %   (8.57)%  11.64 %   (3.42)%  40.42 %   (0.36)%  25.08 %  12.59 %   (1.45)%      28.34 %


                                                                                          OCTOBER 2(A) TO
                                           YEAR ENDED DECEMBER 31,                         DECEMBER 31,
CONSERVATIVE               --------------------------------------------------------------------------------
INVESTORS DIVISION            1995     1994     1993      1992     1991     1990               1989
------------------            ----     ----     ----      ----     ----     ----               ----
Gross return..............  20.40 %   (4.10)%  10.76 %   5.72 %   19.87 %  6.37 %             3.09 %
Net return................  19.68 %   (4.67)%  10.15 %   5.09 %   19.16 %  5.73 %             2.94 %


GROWTH INVESTORS DIVISION     1995     1994     1993      1992     1991     1990               1989
-------------------------     ----     ----     ----      ----     ----     ----               ----
Gross return..............  26.37 %   (3.15)%  15.26 %   4.90 %   48.89 %  10.66 %            3.98 %
Net return................  25.62 %   (3.73)%  14.58 %   4.27 %   48.01 %  10.00 %            3.82 %

----------------------------
*   Sales of Incentive Life 2000 and Champion 2000 commenced on March 2, 1992.
(a) Date as of which net premiums under the policies were first allocated to the Division. The gross return and the net return for the periods indicated are not annual rates of return.



RATES OF RETURN:
SURVIVORSHIP 2000
-----------------
                                                                 AUGUST 17(A) TO
                                   YEAR ENDED DECEMBER 31,        DECEMBER 31,
                             ---------------------------------------------------
MONEY MARKET DIVISION           1995        1994        1993          1992
---------------------           ----        ----        ----          ----
Gross return..............     5.74 %      4.02 %      3.00 %        1.11 %
Net return................     4.80 %      3.08 %      2.04 %        0.77 %


INTERMEDIATE GOVERNMENT
SECURITIES DIVISION             1995        1994        1993          1992
-------------------             ----        ----        ----          ----
Gross return..............     13.33 %    (4.37)%     10.58 %        0.90 %
Net return................     12.31 %    (5.23)%      9.55 %        0.56 %

----------
(a) Date as of which net premiums under the policies were first allocated to the Division. The gross return and the net return for the periods indicated are not annual rates of return.

                                     FSA-15

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

DECEMBER 31, 1995

                                                              OCTOBER 1(A) TO
                             YEAR ENDED DECEMBER 31,           DECEMBER 31,
                             ------------------------------------------------
QUALITY BOND DIVISION           1995        1994                   1993
---------------------           ----        ----                   ----
Gross return..............     17.02 %    (5.10)%                 (0.51)%
Net return................     15.97 %    (5.95)%                 (0.73)%


                                                              AUGUST 17(A) TO
                                   YEAR ENDED DECEMBER 31,     DECEMBER 31,
                             ---------------------------------------------------
HIGH YIELD DIVISION             1995        1994        1993       1992
-------------------             ----        ----        ----       ----
Gross return..............     19.92 %    (2.79)%     23.15 %      1.84 %
Net return................     18.84 %    (3.66)%     22.04 %      1.50 %


                                                              OCTOBER 1(A) TO
                             YEAR ENDED DECEMBER 31,           DECEMBER 31,
                             --------------------------------------------------
GROWTH & INCOME DIVISION        1995        1994                   1993
------------------------        ----        ----                   ----
Gross return..............     24.07 %    (0.58)%                 (0.25)%
Net return................     22.96 %    (1.47)%                 (0.48)%


                               YEAR ENDED   MARCH 1(A) TO
                              DECEMBER 31,  DECEMBER 31,
                             ------------------------------
EQUITY INDEX DIVISION             1995          1994
---------------------             ----          ----
Gross return..............      36.48 %        1.08 %
Net return................      35.26 %        0.33 %


                                                                 AUGUST 17(A) TO
                                   YEAR ENDED DECEMBER 31,        DECEMBER 31,
                             ---------------------------------------------------
COMMON STOCK DIVISION           1995        1994        1993         1992
---------------------           ----        ----        ----         ----
Gross return..............     32.45 %    (2.14)%     24.84 %       5.28 %
Net return................     31.26 %    (3.02)%     23.70 %       4.93 %

GLOBAL DIVISION
---------------
Gross return..............     18.81 %     5.23 %     32.09 %       4.87 %
Net return................     17.75 %     4.29 %     30.93 %       4.52 %


                              APRIL 3(A) TO
                              DECEMBER 31,
                             ----------------
INTERNATIONAL DIVISION            1995
----------------------            ----
Gross return..............       11.29 %
Net return................       10.55 %


                                                                 AUGUST 17(A) TO
                                   YEAR ENDED DECEMBER 31,        DECEMBER 31,
                             ---------------------------------------------------
AGGRESSIVE STOCK DIVISION       1995        1994        1993           1992
-------------------------       ----        ----        ----           ----
Gross return..............     31.63 %    (3.81)%     16.77 %        11.49 %
Net return................     30.46 %    (4.68)%     15.70 %        11.11 %


ASSET ALLOCATION SERIES
                                                                 AUGUST 17(A) TO
                                   YEAR ENDED DECEMBER 31,        DECEMBER 31,
CONSERVATIVE INVESTORS        --------------------------------------------------
DIVISION                        1995        1994        1993          1992
--------                        ----        ----        ----          ----
Gross return..............     20.40 %    (4.10)%     10.76 %        1.38 %
Net return................     19.32 %    (4.96)%      9.81 %        1.04 %


BALANCED DIVISION               1995        1994        1993          1992
-----------------               ----        ----        ----          ----
Gross return..............     19.75 %    (8.02)%     12.28 %        5.37 %
Net return................     18.68 %    (8.84)%     11.30 %        5.02 %


GROWTH INVESTORS DIVISION       1995        1994        1993          1992
-------------------------       ----        ----        ----          ----
Gross return..............     26.37 %    (3.15)%     15.26 %        6.89 %
Net return................     25.24 %    (4.02)%     14.24 %        6.53 %

----------
(a) Date as of which net premiums under the policies were first allocated to the Division. The gross return and the net return for the periods indicated are not annual rates of return.

                                     FSA-16

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

DECEMBER 31,1995

RATES OF RETURN:
INCENTIVE LIFE PLUS ORIGINAL SERIES*(B)
---------------------------------------

                                  YEAR ENDED DECEMBER 31,
                                 -------------------------
                                           1995
                                           ----
Money Market Division ...........          5.69%

Intermediate Government
Securities Division .............         13.31%

Quality Bond Division ...........         17.13%

High Yield Division .............         19.95%

Growth & Income Division ........         24.38%

Equity Index Division ...........         36.53%

Common Stock Division ...........         33.07%

Global Division .................         19.38%

                                   APRIL 30 TO DECEMBER 31,
                                   ------------------------
                                           1995
                                           ----

International Division ..........         11.29%

                                    YEAR ENDED DECEMBER 31,
                                   ------------------------
                                           1995
                                           ----

Aggressive Stock Division .......         33.00%


ASSET ALLOCATION SERIES .........

                                    YEAR ENDED DECEMBER 31,
                                   ------------------------
                                            1995
                                            ----

Conservative Investors Division .          20.59%

Balanced Division ...............          20.32%

Growth Investors Division .......          26.92%

--------------------
*Sales of Incentive Life Plus Original Series commenced on January 6, 1995.
(b) There are no Separate Account asset charges for this policy and therefore the gross and net rates of return are the same. The rate of return for the period indicated is not an annual rate of return.

                                     FSA-17

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

DECEMBER 31,1995

RATES OF RETURN:
SP-FLEX
-------

                                                                                                        AUGUST 31(A) TO
                                                      YEAR ENDED DECEMBER 31,                            DECEMBER 31,
                             -------------------------------------------------------------------------------------------
MONEY MARKET DIVISION          1995     1994     1993      1992     1991     1990      1989     1988         1987
---------------------          ----     ----     ----      ----     ----     ----      ----     ----         ----
Gross return..............    5.74 %   4.02 %   3.00 %    3.56 %   6.17 %   8.24 %    9.18 %   7.32 %        2.15 %
Net return................    3.86 %   2.17 %   1.13 %    1.71 %   4.29 %   6.30 %    7.24 %   5.41 %        1.62 %

                                                                 APRIL 1(A) TO
                                  YEAR ENDED DECEMBER 31,         DECEMBER 31,
INTERMEDIATE GOVERNMENT      --------------------------------------------------
SECURITIES DIVISION           1995    1994      1993    1992         1991
-------------------           ----    ----      ----    ----         ----
Gross return..............   13.33 % (4.37) %  10.58 %  5.60 %      12.10 %
Net return................   11.31 % (6.08) %   8.57 %  3.71 %      10.59 %


                               YEAR ENDED   SEPTEMBER 1(A) TO
                              DECEMBER 31,     DECEMBER 31,
                             -------------------------------
QUALITY BOND DIVISION             1995           1994
---------------------             ----           ----
Gross return..............       17.02 %        (2.20)%
Net return................       14.94 %        (2.35)%


                                                                                                       AUGUST 31(A) TO
                                                      YEAR ENDED DECEMBER 31,                            DECEMBER 31,
                             -------------------------------------------------------------------------------------------
HIGH YIELD DIVISION            1995     1994     1993      1992     1991     1990      1989     1988         1987
-------------------            ----     ----     ----      ----     ----     ----      ----     ----         ----
Gross return..............    19.92 %  (2.79)%  23.15 %  12.31 %   24.46 %  (1.12)%   5.13 %   9.73 %       1.95 %
Net return................    17.79 %  (4.52)%  20.96 %  10.30 %   22.25 %  (2.89)%   3.26 %   7.78 %       1.39 %


                               YEAR ENDED   SEPTEMBER 1(A) TO
                              DECEMBER 31,     DECEMBER 31,
                             ---------------------------------
GROWTH & INCOME DIVISION          1995           1994
------------------------          ----           ----
Gross return..............       24.07 %        (3.40)%
Net return................       21.87 %        (3.55)%

EQUITY INDEX DIVISION             1995           1994
---------------------             ----           ----
Gross return..............       36.48 %        (2.54)%
Net return................       34.06 %        (2.69)%


                                                                                                        AUGUST 31(A) TO
                                                      YEAR ENDED DECEMBER 31,                            DECEMBER 31,
                             --------------------------------------------------------------------------------------------
COMMON STOCK DIVISION          1995     1994     1993      1992     1991     1990      1989     1988         1987
---------------------          ----     ----     ----      ----     ----     ----      ----     ----         ----
Gross return..............    32.45 %   2.14 %  24.84 %   3.23 %   37.87 %  (8.12)%  25.59 %   22.43 %     (22.57)%
Net return................    30.10 %  (3.88)%  22.60 %   1.38 %   35.43 %  (9.76)%  23.36 %   20.26 %     (23.00)%

GLOBAL DIVISION                1995     1994     1993      1992     1991     1990      1989     1988         1987
---------------                ----     ----     ----      ----     ----     ----      ----     ----         ----
Gross return..............    18.81 %   5.23 %  32.09 %  (0.50)%   30.55 %  (6.07)%  26.93 %   10.88 %     (11.40)%
Net return................    16.70 %   3.36 %  29.77 %  (2.28)%   28.23 %  (7.75)%  24.67 %    8.90 %     (11.86)%


                             APRIL 3(A) TO
                              DECEMBER 31,
                             -------------
INTERNATIONAL DIVISION            1995
----------------------            ----
Gross return..............      11.29 %
Net return................       9.82 %


                                                                                                        AUGUST 31(A) TO
                                                      YEAR ENDED DECEMBER 31,                            DECEMBER 31,
                             --------------------------------------------------------------------------------------------
AGGRESSIVE STOCK DIVISION      1995     1994     1993      1992     1991     1990      1989     1988         1987
-------------------------      ----     ----     ----      ----     ----     ----      ----     ----         ----
Gross return..............    31.63 %   3.81 %  16.77 %  (3.16)%   86.86 %  8.17 %   43.50 %    1.17 %     (24.28)%
Net return................    29.30 %  (5.53)%  14.67 %  (4.89)%   83.54 %  6.23 %   40.95 %   (0.66)%     (24.68)%

------------------------------
(a) Date as of which net premiums under the policies were first allocated to the Division. The gross return and the net return for the periods indicated are not annual rates of return.

                                     FSA-18

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

DECEMBER 31, 1995


ASSET ALLOCATION SERIES
                               YEAR ENDED      SEPTEMBER 1(A) TO
                              DECEMBER 31,       DECEMBER 31,
CONSERVATIVE INVESTORS    ---------------------------------------
DIVISION                         1995                1994
--------                         ----                ----
Gross return..........          20.40 %             (1.83)%
Net return............          18.26 %             (1.98)%


                                                                                                       AUGUST 31(A) TO
                                                   YEAR ENDED DECEMBER 31,                               DECEMBER 31,
                        -------------------------------------------------------------------------------------------------
BALANCED DIVISION          1995     1994      1993      1992      1991     1990      1989      1988          1987
-----------------          ----     ----      ----      ----      ----     ----      ----      ----          ----
Gross return..........    19.75 %  (8.02)%   12.28 %   (2.83)%   41.27 %   0.24 %   25.83 %   13.27 %       (20.26)%
Net return............    17.62 %  (9.66)%   10.31 %   (4.57)%   38.75 %  (1.56)%   23.59 %   11.25 %       (20.71)%


                            YEAR ENDED     SEPTEMBER 1(A) TO
                           DECEMBER 31,      DECEMBER 31,
GROWTH INVESTORS         ------------------------------------
DIVISION                      1995              1994
--------                      ----              ----
Gross return...........      26.37 %          (3.16)%
Net return.............      24.12 %          (3.31)%

-------------------------
(a) Date as of which net premiums under the policies were first allocated to the Division. The gross return and the net return for the periods indicated are not annual rates of return.


8.  Subsequent Event

    On September 19, 1996 the Board of Directors of Equitable Life approved an Agreement and Plan of Merger by and between Equitable Life and Equitable Variable Life (the "Merger Agreement"). The merger is expected to be effective on January 1, 1997, subject to receipt of all necessary regulatory approvals. On that date, and in accordance with the provisions of the Merger Agreement, the separate existence of Equitable Variable Life will cease and Equitable Life will survive the merger. From and after the effective date of the merger, Equitable Life will be liable in place of Equitable Variable Life for the liabilities and obligations of Equitable Variable Life, including liabilities under policies and contracts issued by Equitable Variable Life, and all of Equitable Variable Life's assets will become assets of Equitable Life.

                                     FSA-19

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES
SEPTEMBER 30, 1996 (UNAUDITED)

                                                    FIXED INCOME SERIES                                EQUITY SERIES
                              ------------------------------------------------------------------ -------------------------------
                                         INTERMEDIATE
                              MONEY       GOVERNMENT     QUALITY           HIGH      GROWTH &         EQUITY          COMMON
                              MARKET      SECURITIES       BOND           YIELD      INCOME            INDEX           STOCK
                               FUND          FUND          FUND            FUND        FUND             FUND            FUND
                           ------------  ------------ --------------  ------------ ------------- ---------------  --------------
ASSETS
Investments in shares of
    The Hudson River
    Trust -- at market
    value (Notes 2 and 6)
Cost:  $165,564,928....... $165,937,243
         43,750,516.......                $43,305,378
        154,236,243.......                              $147,904,622
         87,558,526.......                                             $95,912,162
         27,455,859.......                                                           $31,071,304
         97,100,736.......                                                                         $119,477,987
      1,194,664,886.......                                                                                        $1,481,486,712
        351,595,598.......
         33,337,481.......
        661,363,283.......
        166,617,325.......
        381,690,336.......
        608,848,116.......
Receivable for shares of
    The Hudson River
    Trust ................         --          25,723         95,980          --            --             --               --
Receivable for policy-
    related transactions      3,827,870          --             --            --          86,467        196,738             --
                           ------------   -----------   ------------   -----------   -----------   ------------   --------------

Total Assets .............  169,765,113    43,331,101    148,000,602    95,912,162    31,157,771    119,674,725    1,481,486,712
                           ------------   -----------   ------------   -----------   -----------   ------------   --------------

LIABILITIES
Payable for purchases of
    shares of The Hudson
    River Trust ..........    3,912,050          --             --          43,386        93,070        199,909          197,381
Payable for policy-
    related transactions           --          43,270        154,723         3,328          --             --            169,260
Amount retained by
    Equitable Variable
    in Separate Account
    FP (Note 4) ..........      574,980       528,646        633,857       688,420       579,643        313,444        1,309,288
                           ------------   -----------   ------------   -----------   -----------   ------------   --------------
Total Liabilities ........    4,487,030       571,916        788,580       735,134       672,713        513,353        1,675,929
                           ------------   -----------   ------------   -----------   -----------   ------------   --------------
NET ASSETS ATTRIBUTABLE
    TO POLICYOWNERS ...... $165,278,083   $42,759,185   $147,212,022   $95,177,028   $30,485,058   $119,161,372   $1,479,810,783
                           ============   ===========   ============   ===========   ===========   ============   ==============

See Notes to Financial Statements.

                                           EQUITY SERIES                           ASSET ALLOCATION SERIES
                            -------------------------------------------  -------------------------------------------
                                                            AGGRESSIVE    CONSERVATIVE                    GROWTH
                                GLOBAL      INTERNATIONAL     STOCK        INVESTORS       BALANCED      INVESTORS
                                 FUND           FUND           FUND          FUND            FUND          FUND
                            --------------  ------------- -------------  ------------- -------------- --------------
ASSETS
Investments in shares of
    The Hudson River
    Trust -- at market
    value (Notes 2 and 6)
Cost:  $165,564,928.......
         43,750,516.......
        154,236,243.......
         87,558,526.......
         27,455,859.......
         97,100,736.......
      1,194,664,886.......
        351,595,598.......    $403,967,887
         33,337,481.......                   $35,007,334
        661,363,283.......                                 $745,660,006
        166,617,325.......                                                $170,418,342
        381,690,336.......                                                               $415,550,419
        608,848,116.......                                                                              $659,684,627
Receivable for shares of
    The Hudson River
    Trust ................            --            --        3,329,166         98,112        207,444           --
Receivable for policy-
    related transactions           368,849       120,728           --             --             --             --
                              ------------   -----------   ------------   ------------   ------------   ------------

Total Assets .............     404,336,736    35,128,062    748,989,172    170,516,454    415,757,863    659,684,627
                              ------------   -----------   ------------   ------------   ------------   ------------

LIABILITIES
Payable for purchases of
    shares of The Hudson
    River Trust ..........         181,369        96,161           --             --             --          250,106
Payable for policy-
    related transactions              --            --        3,650,196        129,358        478,338         78,373
Amount retained by
    Equitable Variable
    in Separate Account
    FP (Note 4) ..........         576,659       237,480        715,086        584,802        690,475        677,559
                              ------------   -----------   ------------   ------------   ------------   ------------
Total Liabilities ........         758,028       333,641      4,365,282        714,160      1,168,813      1,006,038
                              ------------   -----------   ------------   ------------   ------------   ------------
NET ASSETS ATTRIBUTABLE
    TO POLICYOWNERS ......    $403,578,708   $34,794,421   $744,623,890   $169,802,294   $414,589,050   $658,678,589
                              ============   ===========   ============   ============   ============   ============

See Notes to Financial Statements.

                                      FSA-20

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS
FOR NINE MONTHS ENDED SEPTEMBER 30,
(UNAUDITED)



                                                                                               INTERMEDIATE GOVERNMENT
                                                                    MONEY MARKET FUND              SECURITIES FUND
                                                               --------------------------     -------------------------

                                                                   1996           1995           1996           1995
                                                               -----------     ----------     ----------     ----------
INCOME AND EXPENSES:
    Income (Note 2):
        Dividends from The Hudson River Trust ............     $ 6,300,108     $6,517,222     $1,696,840     $1,479,090

    Expenses (Note 3):
        Mortality and expense risk charges ...............         738,965        647,879        177,582        143,478
                                                               -----------     ----------     ----------     ----------

NET INVESTMENT INCOME ....................................       5,561,143      5,869,343      1,519,258      1,335,612
                                                               -----------     ----------     ----------     ----------

REALIZED AND UNREALIZED GAIN (LOSS)
    ON INVESTMENTS (Note 2):
        Realized gain (loss) on investments ..............        (149,139)      (208,460)      (408,620)      (768,233)
        Realized gain distribution from
           The Hudson River Trust ........................            --             --             --             --
                                                               -----------     ----------     ----------     ----------

NET REALIZED GAIN (LOSS) .................................        (149,139)      (208,460)      (408,620)      (768,233)
                                                               -----------     ----------     ----------     ----------

    Unrealized appreciation (depreciation) on investments:
        Beginning of period ..............................          89,976         32,760        145,522      2,736,863
        End of period ....................................         372,315       (240,472)      (445,138)      (463,025)
                                                               -----------     ----------     ----------     ----------

    Change in unrealized appreciation (depreciation)
        during the period ................................         282,339       (273,232)      (590,660)     2,273,838
                                                               -----------     ----------     ----------     ----------

NET REALIZED AND UNREALIZED GAIN (LOSS)
    ON INVESTMENTS .......................................         133,200       (481,692)      (999,280)      1,505,605
                                                               -----------     ----------     ----------     ----------
NET INCREASE IN NET ASSETS RESULTING .....................
    FROM OPERATIONS ......................................     $ 5,694,343     $5,387,651     $  519,978     $2,841,217
                                                               ===========     ==========     ==========     ==========


See Notes to Financial Statements.



                                                                   QUALITY BOND FUND               HIGH YIELD FUND
                                                               --------------------------     -------------------------

                                                                   1996          1995            1996           1995
                                                               ----------     -----------     ----------     ----------
INCOME AND EXPENSES:
    Income (Note 2):
        Dividends from The Hudson River Trust ............     $6,372,295     $ 6,057,328     $6,020,378     $4,515,142

    Expenses (Note 3):
        Mortality and expense risk charges ...............        639,290         564,909        365,819        266,220
                                                               ----------     -----------     ----------     ----------

NET INVESTMENT INCOME ....................................      5,733,005       5,492,419      5,654,559      4,248,922
                                                               ----------     -----------     ----------     ----------

REALIZED AND UNREALIZED GAIN (LOSS)
    ON INVESTMENTS (Note 2):
        Realized gain (loss) on investments ..............       (220,874)       (377,247)       372,478       (275,035)
        Realized gain distribution from
           The Hudson River Trust ........................           --              --        3,227,791           --
                                                               ----------     -----------     ----------     ----------

NET REALIZED GAIN (LOSS) .................................       (220,874)       (377,247)     3,600,269       (275,035)
                                                               ----------     -----------     ----------     ----------

    Unrealized appreciation (depreciation) on investments:
        Beginning of period ..............................     (2,105,676)    (15,521,200)     3,823,981       (873,103)
        End of period ....................................     (6,331,621)     (6,084,645)     8,353,636      2,942,319
                                                               ----------     -----------     ----------     ----------

    Change in unrealized appreciation (depreciation)
        during the period ................................     (4,225,945)      9,436,555      4,529,655      3,815,422
                                                               ----------     -----------     ----------     ----------

NET REALIZED AND UNREALIZED GAIN (LOSS)
    ON INVESTMENTS .......................................     (4,446,819)       9,059,308      8,129,924      3,540,387
                                                               ----------     -----------     ----------     ----------
NET INCREASE IN NET ASSETS RESULTING .....................
    FROM OPERATIONS ......................................     $1,286,186     $14,551,727    $13,784,483     $7,789,309
                                                               ==========     ===========    ===========     ==========


See Notes to Financial Statements.


                                      FSA-21

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (CONTINUED)
FOR NINE MONTHS ENDED SEPTEMBER 30,
(UNAUDITED)

                                                                    GROWTH & INCOME                 EQUITY INDEX
                                                                         FUND                           FUND
                                                               -------------------------    ----------------------------

                                                                   1996          1995           1996            1995
                                                               ----------     ----------     -----------     -----------
INCOME AND EXPENSES:
    Income (Note 2):
        Dividends from The Hudson River Trust ............     $  381,846     $  257,323     $ 1,390,087     $   651,968

    Expenses (Note 3):
        Mortality and expense risk charges ...............        105,544         45,104         415,358         191,805
                                                               ----------     ----------     -----------     -----------

NET INVESTMENT INCOME ....................................        276,302        212,219         974,729         460,163
                                                               ----------     ----------     -----------     -----------

REALIZED AND UNREALIZED GAIN (LOSS)
    ON INVESTMENTS (Note 2):
        Realized gain (loss) on investments ..............         (4,941)        (1,023)        (21,227)             (9)
        Realized gain distribution from
           The Hudson River Trust ........................        568,408           --           338,110            --
                                                               ----------     ----------     -----------     -----------

NET REALIZED GAIN (LOSS) .................................        563,467         (1,023)        316,883              (9)
                                                               ----------     ----------     -----------     -----------

    Unrealized appreciation (depreciation) on investments:
        Beginning of period ..............................      2,123,346       (141,585)     12,451,765        (399,286)
        End of period ....................................      3,615,445      1,604,757      22,377,251       9,547,751
                                                               ----------     ----------     -----------     -----------

    Change in unrealized appreciation (depreciation)
        during the period ................................      1,492,099      1,746,342       9,925,486       9,947,037
                                                               ----------     ----------     -----------     -----------

NET REALIZED AND UNREALIZED GAIN (LOSS)
    ON INVESTMENTS .......................................      2,055,566      1,745,319      10,242,369       9,947,028
                                                               ----------     ----------     -----------     -----------
NET INCREASE IN NET ASSETS RESULTING
    FROM OPERATIONS ......................................     $2,331,868     $1,957,538     $11,217,098     $10,407,191
                                                               ==========     ==========     ===========     ===========


See Notes to Financial Statements.


*Commencement of operations on April 3.



                                                                       COMMON STOCK                     GLOBAL STOCK
                                                                           FUND                             FUND
                                                              -----------------------------    ----------------------------

                                                                  1996             1995            1996            1995
                                                              ------------     ------------     -----------     -----------
INCOME AND EXPENSES:
    Income (Note 2):
        Dividends from The Hudson River Trust ............    $  9,004,982     $  9,752,460     $ 4,146,524     $ 4,033,348

    Expenses (Note 3):
        Mortality and expense risk charges ...............       5,915,587        4,375,532       1,674,106       1,255,121
                                                              ------------     ------------     -----------     -----------

NET INVESTMENT INCOME ....................................       3,089,395        5,376,928       2,472,418       2,778,227
                                                              ------------     ------------     -----------     -----------

REALIZED AND UNREALIZED GAIN (LOSS)
    ON INVESTMENTS (Note 2):
        Realized gain (loss) on investments ..............       5,062,716       14,917,528       2,370,310       2,236,458
        Realized gain distribution from
           The Hudson River Trust ........................      61,461,578             --         9,397,912            --
                                                              ------------     ------------     -----------     -----------

NET REALIZED GAIN (LOSS) .................................      66,524,294       14,917,528      11,768,222       2,236,458
                                                              ------------     ------------     -----------     -----------

    Unrealized appreciation (depreciation) on investments:
        Beginning of period ..............................     181,824,279       (2,048,649)     36,525,596       3,049,444
        End of period ....................................     286,821,826      222,292,389      52,372,289      39,743,464
                                                              ------------     ------------     -----------     -----------

    Change in unrealized appreciation (depreciation)
        during the period ................................     104,997,547      224,341,038      15,846,693      36,694,020
                                                              ------------     ------------     -----------     -----------

NET REALIZED AND UNREALIZED GAIN (LOSS)
    ON INVESTMENTS .......................................     171,521,841      239,258,566      27,614,915      38,930,478
                                                              ------------     ------------     -----------     -----------
NET INCREASE IN NET ASSETS RESULTING
    FROM OPERATIONS ......................................    $174,611,236     $244,635,494     $30,087,333     $41,708,705
                                                              ============     ============     ===========     ===========


See Notes to Financial Statements.


*Commencement of operations on April 3.



                                                                     INTERNATIONAL
                                                                          FUND
                                                               -----------------------

                                                                  1996          1995*
                                                               ----------     --------
INCOME AND EXPENSES:
    Income (Note 2):
        Dividends from The Hudson River Trust ............     $  268,735     $ 56,215

    Expenses (Note 3):
        Mortality and expense risk charges ...............        107,106       20,602
                                                               ----------     --------

NET INVESTMENT INCOME ....................................        161,629       35,613
                                                               ----------     --------

REALIZED AND UNREALIZED GAIN (LOSS)
    ON INVESTMENTS (Note 2):
        Realized gain (loss) on investments ..............        (17,105)        (275)
        Realized gain distribution from
           The Hudson River Trust ........................        312,086         --
                                                               ----------     --------

NET REALIZED GAIN (LOSS) .................................        294,981         (275)
                                                               ----------     --------

    Unrealized appreciation (depreciation) on investments:
        Beginning of period ..............................        667,906         --
        End of period ....................................      1,669,853      435,057
                                                               ----------     --------

    Change in unrealized appreciation (depreciation)
        during the period ................................      1,001,947      435,057
                                                               ----------     --------

NET REALIZED AND UNREALIZED GAIN (LOSS)
    ON INVESTMENTS .......................................      1,296,928      434,782
                                                               ----------     --------
NET INCREASE IN NET ASSETS RESULTING
    FROM OPERATIONS ......................................     $1,458,557     $470,395
                                                               ==========     ========


See Notes to Financial Statements.


*Commencement of operations on April 3.


                                     FSA-22

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (CONCLUDED)
FOR NINE MONTHS ENDED SEPTEMBER 30,
(UNAUDITED)

                                                                                                         ASSET ALLOCATION SERIES
                                                                                                     ------------------------------
                                                                                                         CONSERVATIVE INVESTORS
                                                                     AGGRESSIVE STOCK FUND                        FUND
                                                               --------------------------------      ------------------------------

                                                                    1996               1995               1996              1995
                                                               -------------      -------------      ------------      ------------
INCOME AND EXPENSES:
    Income (Note 2):
        Dividends from The Hudson River Trust ............     $   1,105,507      $   1,083,866      $  5,867,240      $  6,040,445

    Expenses (Note 3):
        Mortality and expense risk charges ...............         2,923,580          1,915,033           777,140           666,346
                                                               -------------      -------------      ------------      ------------

NET INVESTMENT INCOME ....................................        (1,818,073)          (831,167)        5,090,100         5,374,099
                                                               -------------      -------------      ------------      ------------

REALIZED AND UNREALIZED GAIN (LOSS)
    ON INVESTMENTS (Note 2):
        Realized gain (loss) on investments ..............        23,657,174          4,846,290          (560,234)         (379,912)
        Realized gain distribution from
           The Hudson River Trust ........................        85,627,087               --           2,804,963              --
                                                               -------------      -------------      ------------      ------------

NET REALIZED GAIN (LOSS) .................................       109,284,261          4,846,290         2,244,729          (379,912)
                                                               -------------      -------------      ------------      ------------

    Unrealized appreciation (depreciation) on investments:
        Beginning of period ..............................        80,271,118         11,560,966        10,362,120        (8,767,697)
        End of period ....................................        84,296,723        105,041,544         3,801,017         5,707,618
                                                               -------------      -------------      ------------      ------------

    Change in unrealized appreciation (depreciation)
        during the period ................................         4,025,605         93,480,578        (6,561,103)       14,475,315
                                                               -------------      -------------      ------------      ------------

NET REALIZED AND UNREALIZED GAIN (LOSS)
    ON INVESTMENTS .......................................       113,309,866         98,326,868        (4,316,374)       14,095,403
                                                               -------------      -------------      ------------      ------------

NET INCREASE IN NET ASSETS RESULTING
    FROM OPERATIONS ......................................     $ 111,491,793      $  97,495,701      $    773,726      $ 19,469,502
                                                               =============      =============      ============      ============

See Notes to Financial Statements.

                                                                                   ASSET ALLOCATION SERIES
                                                              ----------------------------------------------------------------

                                                                        BALANCED FUND                 GROWTH INVESTORS FUND
                                                              -------------------------------   ------------------------------

                                                                   1996              1995           1996             1995
                                                              -------------     -------------   ------------     -------------
INCOME AND EXPENSES:
    Income (Note 2):
        Dividends from The Hudson River Trust ............    $  9,585,426     $  9,067,337     $ 10,945,015     $ 11,331,010

    Expenses (Note 3):
        Mortality and expense risk charges ...............       1,833,659        1,639,489        2,710,777        1,986,105
                                                              ------------     ------------     ------------     ------------

NET INVESTMENT INCOME ....................................       7,751,767        7,427,848        8,234,238        9,344,905
                                                              ------------     ------------     ------------     ------------

REALIZED AND UNREALIZED GAIN (LOSS)
    ON INVESTMENTS (Note 2):
        Realized gain (loss) on investments ..............        (913,215)      (1,988,151)         894,207        1,539,280
        Realized gain distribution from
           The Hudson River Trust ........................      26,596,466             --         63,035,263             --
                                                              ------------     ------------     ------------     ------------

NET REALIZED GAIN (LOSS) .................................      25,683,251       (1,988,151)      63,929,470        1,539,280
                                                              ------------     ------------     ------------     ------------

    Unrealized appreciation (depreciation) on investments:
        Beginning of period ..............................      43,097,187       (2,878,875)      81,785,873         (770,693)
        End of period ....................................      33,860,083       42,508,029       50,836,511       73,394,942
                                                              ------------     ------------     ------------     ------------

    Change in unrealized appreciation (depreciation)
        during the period ................................      (9,237,104)      45,386,904      (30,949,362)      74,165,635
                                                              ------------     ------------     ------------     ------------

NET REALIZED AND UNREALIZED GAIN (LOSS)
    ON INVESTMENTS .......................................      16,446,147       43,398,753       32,980,108       75,704,915
                                                              ------------     ------------     ------------     ------------

NET INCREASE IN NET ASSETS RESULTING
    FROM OPERATIONS ......................................    $ 24,197,914     $ 50,826,601     $ 41,214,346     $ 85,049,820
                                                              ============     ============     ============     ============

See Notes to Financial Statements.


                                     FSA-23

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP


STATEMENTS OF CHANGES IN NET ASSETS
FOR NINE MONTHS ENDED SEPTEMBER 30,
(UNAUDITED)


                                                                                            Intermediate Government
                                                           MONEY MARKET FUND                    Securities Fund
                                                   --------------------------------     -----------------------------

                                                        1996              1995              1996             1995
                                                   --------------     -------------     ------------     ------------

INCREASE (DECREASE) IN NET ASSETS ATTRIBUTABLE
  TO POLICYOWNERS:

FROM OPERATIONS:
    Net investment income ....................     $   5,561,143      $   5,869,343     $  1,519,258     $  1,335,612
    Net realized gain (loss) .................          (149,139)          (208,460)        (408,620)        (768,233)
    Change in unrealized appreciation
        (depreciation) on investments ........           282,339           (273,232)        (590,660)       2,273,838
                                                   -------------      -------------     ------------     ------------

    Net increase (decrease)
        from operations ......................         5,694,343          5,387,651          519,978        2,841,217
                                                   -------------      -------------     ------------     ------------

FROM POLICY-RELATED TRANSACTIONS:
    Net premiums (Note 3) ....................        73,901,686         70,231,391        7,713,294        8,391,577
    Benefits and other policy-related
        transactions (Note 3) ................       (27,123,574)       (29,452,310)      (5,367,810       (4,950,311)
    Net transfers among Funds ................       (94,267,163)        17,093,189        2,756,705          136,079
                                                   -------------      -------------     ------------     ------------

    Net increase (decrease) from
        policy-related transactions ..........       (47,489,051)        57,872,270        5,102,189        3,577,345
                                                   -------------      -------------     ------------     ------------

NET (INCREASE) DECREASE IN AMOUNT
    RETAINED BY EQUITABLE VARIABLE IN
    SEPARATE ACCOUNT FP (Note 4) .............           (60,740)           (30,797)         (12,026)         (55,730)
                                                   -------------      -------------     ------------     ------------

INCREASE (DECREASE) IN NET ASSETS ATTRIBUTABLE
    TO POLICYHOLDERS .........................       (41,855,448)        63,229,124        5,610,141        6,362,832
NET ASSETS ATTRIBUTABLE TO POLICYOWNERS,
    BEGINNING OF PERIOD ......................       207,133,531        137,496,085       37,149,044       27,654,075
                                                   -------------      -------------     ------------      -----------

NET ASSETS ATTRIBUTABLE TO POLICYOWNERS,
    END OF PERIOD ............................     $ 165,278,083      $ 200,725,209      $42,729,185      $34,016,907
                                                   =============      =============     ============      ===========


See Notes to Financial Statements.

                                                           QUALITY BOND FUND                    HIGH YIELD FUND
                                                    -------------------------------      ------------------------------

                                                        1996              1995               1996              1995
                                                    ------------      -------------      ------------      ------------

INCREASE (DECREASE) IN NET ASSETS ATTRIBUTABLE
  TO POLICYOWNERS:

FROM OPERATIONS:
    Net investment income ....................     $   5,733,005      $   5,492,419      $  5,654,559      $  4,248,922
    Net realized gain (loss) .................          (220,874)          (377,247)        3,600,269          (275,035)
    Change in unrealized appreciation
        (depreciation) on investments ........        (4,225,945)         9,436,555         4,529,655         3,815,422
                                                    ------------      -------------      ------------      ------------

    Net increase (decrease)
        from operations ......................         1,286,186         14,551,727        13,784,483         7,789,309
                                                   -------------      -------------      ------------      ------------

FROM POLICY-RELATED TRANSACTIONS:
    Net premiums (Note 3) ....................         4,698,961          1,895,869        13,765,625        11,553,599
    Benefits and other policy-related
        transactions (Note 3) ................        (2,816,687)        (2,565,098)       (7,942,483)       (5,852,984)
    Net transfers among Funds ................         5,771,073          1,565,156         3,802,558         2,835,740
                                                   -------------      -------------      ------------      ------------

    Net increase (decrease) from
        policy-related transactions ..........         7,653,347            895,927         9,625,700         8,536,355
                                                   -------------      -------------      ------------      ------------

NET (INCREASE) DECREASE IN AMOUNT
    RETAINED BY EQUITABLE VARIABLE IN
    SEPARATE ACCOUNT FP (Note 4) .............           (14,957)          (583,778)         (164,117)          (77,962)
                                                   -------------      -------------      ------------      ------------

INCREASE (DECREASE) IN NET ASSETS ATTRIBUTABLE
    TO POLICYHOLDERS .........................         8,924,576         14,863,876        23,246,066        16,247,702
NET ASSETS ATTRIBUTABLE TO POLICYOWNERS,
    BEGINNING OF PERIOD ......................       138,287,446        117,236,472        71,930,962        49,454,901
                                                   -------------      -------------      ------------      ------------

NET ASSETS ATTRIBUTABLE TO POLICYOWNERS,
    END OF PERIOD ............................     $ 147,212,022      $ 132,100,348      $ 95,177,028      $ 65,702,603
                                                   =============      =============      ============      ============

See Notes to Financial Statements.

                                     FSA-24

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP


STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)
FOR NINE MONTHS ENDED SEPTEMBER 30,
(UNAUDITED)


                                                 GROWTH & INCOME FUND                 EQUITY INDEX FUND
                                           ------------------------------      -------------------------------

                                               1996              1995              1996               1995*
                                           ------------      ------------      -------------      ------------

INCREASE (DECREASE) IN NET ASSETS
  ATTRIBUTABLE TO POLICYOWNERS:

FROM OPERATIONS:
    Net investment income ............     $    276,302      $    212,219      $     974,729      $    460,163
    Net realized gain (loss) .........          563,467            (1,023)           316,883                (9)
    Change in unrealized appreciation
        (depreciation) on investments         1,492,099         1,746,342          9,925,486         9,947,037
                                           ------------      ------------      -------------       -----------

    Net increase (decrease)
        from operations ..............        2,331,868         1,957,538         11,217,098        10,407,191
                                           ------------      ------------      -------------      ------------

FROM POLICY-RELATED TRANSACTIONS:
    Net premiums (Note 3) ............        8,373,294         4,359,667         24,299,229         6,034,578
    Benefits and other policy-related
        transactions (Note 3) ........       (2,102,400)         (961,902)        (5,365,898)       (1,188,165)
    Net transfers among Funds ........        3,316,994         3,789,319         17,429,345        13,078,752
                                           ------------     -------------       ------------      ------------

    Net increase from Assets
        policy-related transactions ..        9,587,888         7,187,084         36,362,676        17,925,165
                                           ------------     -------------      -------------      ------------
NET (INCREASE) DECREASE IN AMOUNT
    RETAINED BY EQUITABLE VARIABLE IN
    SEPARATE ACCOUNT FP (Note 4) .....          (53,011)         (195,384)           (42,017)          (57,807)
                                           ------------      ------------      -------------      ------------

INCREASE IN NET ASSETS ATTRIBUTABLE
    TO POLICYHOLDERS .................       11,866,745         8,949,238         47,537,757        28,274,549
NET ASSETS ATTRIBUTABLE TO
    POLICYOWNERS, BEGINNING OF PERIOD        18,618,313         5,908,383         71,623,615        31,125,403
                                          -------------      ------------      -------------      ------------

NET ASSETS ATTRIBUTABLE TO
    POLICYOWNERS, END OF PERIOD .....      $ 30,485,058      $ 14,857,621      $ 119,161,372      $ 59,399,952
                                           ============      ============      =============      ============



See Notes to Financial Statements.


 *Commencement of operations on April 3.



                                                   COMMON STOCK FUND                        GLOBAL STOCK FUND
                                           ------------------------------------       -------------------------------

                                                 1996                1995                 1996               1995
                                           ---------------      ---------------      -------------      -------------

INCREASE (DECREASE) IN NET ASSETS
  ATTRIBUTABLE TO POLICYOWNERS:

FROM OPERATIONS:
    Net investment income ............     $     3,089,395      $     5,376,928      $   2,472,418      $   2,778,227
    Net realized gain (loss) .........          66,524,294           14,917,528         11,768,222          2,236,458
    Change in unrealized appreciation
        (depreciation) on investments          104,997,547          224,341,038         15,846,693         36,694,020
                                           ---------------      ---------------      -------------      -------------

    Net increase (decrease)
        from operations ..............         174,611,236          244,635,494         30,087,333         41,708,705
                                           ---------------      ---------------      -------------      -------------

FROM POLICY-RELATED TRANSACTIONS:
    Net premiums (Note 3) ............         202,074,526          160,014,740         73,729,435         72,248,903
    Benefits and other policy-related
        transactions (Note 3) ........        (112,009,732)         (86,608,436)       (31,604,430)       (26,985,045)
    Net transfers among Funds ........          68,835,712          (38,614,310)        (2,060,721)       (10,330,932)
                                           ---------------      ---------------      -------------      -------------

    Net increase from Assets
        policy-related transactions ..         158,900,506           34,791,994         40,064,284         34,932,926
                                           ---------------      ---------------      -------------      -------------
NET (INCREASE) DECREASE IN AMOUNT
    RETAINED BY EQUITABLE VARIABLE IN
    SEPARATE ACCOUNT FP (Note 4) .....            (286,233)            (371,006)           (69,929)           (89,566)
                                           ---------------      ---------------      -------------      -------------

INCREASE IN NET ASSETS ATTRIBUTABLE
    TO POLICYHOLDERS .................         333,225,509          279,056,482         70,081,688         76,552,065
NET ASSETS ATTRIBUTABLE TO
    POLICYOWNERS, BEGINNING OF PERIOD        1,146,585,274          811,006,200        333,497,020        241,838,471
                                          ----------------      ---------------      -------------      -------------

NET ASSETS ATTRIBUTABLE TO
    POLICYOWNERS, END OF PERIOD .....      $ 1,479,810,783      $ 1,090,062,682      $ 403,578,708      $ 318,390,536
                                           ===============      ===============      =============      =============


See Notes to Financial Statements.


 *Commencement of operations on April 3.


                                                 INTERNATIONAL FUND
                                           -----------------------------

                                               1996              1995*
                                           ------------      -----------

INCREASE (DECREASE) IN NET ASSETS
  ATTRIBUTABLE TO POLICYOWNERS:

FROM OPERATIONS:
    Net investment income ............     $    161,629      $    35,613
    Net realized gain (loss) .........          294,981             (275)
    Change in unrealized appreciation
        (depreciation) on investments         1,001,947          435,057
                                           ------------      -----------

    Net increase (decrease)
        from operations ..............        1,458,557          470,395
                                           ------------      -----------

FROM POLICY-RELATED TRANSACTIONS:
    Net premiums (Note 3) ............        8,182,092          804,351
    Benefits and other policy-related
        transactions (Note 3) ........       (1,516,547)        (150,197)
    Net transfers among Funds ........       14,255,013        7,399,293
                                           ------------      -----------

    Net increase from Assets
        policy-related transactions ..       20,920,558        8,053,447
                                           ------------      -----------
NET (INCREASE) DECREASE IN AMOUNT
    RETAINED BY EQUITABLE VARIABLE IN
    SEPARATE ACCOUNT FP (Note 4) .....          (16,632)         (13,498)
                                           ------------      -----------

INCREASE IN NET ASSETS ATTRIBUTABLE
    TO POLICYHOLDERS .................       22,362,483        8,510,344
NET ASSETS ATTRIBUTABLE TO
    POLICYOWNERS, BEGINNING OF PERIOD        12,431,938                0
                                          -------------      -----------

NET ASSETS ATTRIBUTABLE TO
    POLICYOWNERS, END OF PERIOD .....      $ 34,794,421      $ 8,510,344
                                           ============      ===========


See Notes to Financial Statements.


 *Commencement of operations on April 3.


                                     FSA-25

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP


STATEMENTS OF CHANGES IN NET ASSETS (CONCLUDED)
FOR NINE MONTHS ENDED SEPTEMBER 30,
(UNAUDITED)


                                                                                    ASSET ALLOCATION SERIES
                                                                                 -------------------------------
                                                    AGGRESSIVE STOCK                 CONSERVATIVE INVESTORS
                                                           FUND                               FUND
                                             --------------------------------    -------------------------------

                                                  1996             1995              1996              1995
                                             -------------     -------------     -------------     -------------
INCREASE (DECREASE) IN NET ASSETS
  ATTRIBUTABLE TO POLICYOWNERS:

FROM OPERATIONS:
    Net investment income ...............    $  (1,818,073)    $    (831,167)    $   5,090,100     $   5,374,099
    Net realized gain (loss) ............      109,284,261         4,846,290         2,244,729          (379,912)
    Change in unrealized appreciation
        (depreciation) on investments ...        4,025,605        93,480,578        (6,561,103)       14,475,315
                                             -------------     -------------     -------------     -------------

    Net increase (decrease)
        from operations .................      111,491,793        97,495,701           773,726        19,469,502
                                             -------------     -------------     -------------     -------------

FROM POLICY-RELATED TRANSACTIONS:
    Net premiums (Note 3) ...............      122,205,511        89,700,780        29,624,479        31,286,054
    Benefits and other policy-related
        transactions (Note 3) ...........      (61,714,088)      (46,154,214)      (19,045,888)      (17,525,531)
    Net transfers among Funds ...........       17,647,426        15,707,464       (13,623,081)       (2,274,604)
                                             -------------     -------------     -------------     -------------

    Net increase (decrease) from
        policy-related transactions .....       78,138,849        59,254,030        (3,044,490)       11,485,919
                                             -------------       -----------     -------------     -------------

NET (INCREASE) DECREASE IN AMOUNT
    RETAINED BY EQUITABLE VARIABLE IN
    SEPARATE ACCOUNT FP (Note 4) ........         (194,883)         (172,982)          (14,041)          (72,273)
                                             -------------     -------------     -------------     -------------

INCREASE (DECREASE) IN NET ASSETS
    ATTRIBUTABLE TO POLICYHOLDERS .......      189,435,759       156,576,749        (2,284,805)       30,883,148
NET ASSETS ATTRIBUTABLE TO POLICYOWNERS,
    BEGINNING OF PERIOD.................       555,188,131       355,671,865       172,087,099       129,940,498
                                             -------------     -------------     -------------     -------------

NET ASSETS ATTRIBUTABLE TO POLICYOWNERS,
    END OF PERIOD .......................    $ 744,623,890     $ 512,248,614     $ 169,802,294     $ 160,823,646
                                             =============     =============     =============     =============

See Notes to Financial Statements.


                                                                  ASSET ALLOCATION SERIES
                                             -------------------------------------------------------------------
                                                                                         GROWTH INVESTORS
                                                      BALANCED FUND                            FUND
                                             -------------------------------     -------------------------------

                                                  1996             1995              1996               1995
                                             -------------     -------------     -------------     -------------
INCREASE (DECREASE) IN NET ASSETS
  ATTRIBUTABLE TO POLICYOWNERS:

FROM OPERATIONS:
    Net investment income ...............    $   7,751,767     $   7,427,848     $   8,234,238     $   9,344,905
    Net realized gain (loss) ............       25,683,251        (1,988,151)       63,929,470         1,539,280
    Change in unrealized appreciation
        (depreciation) on investments ...       (9,237,104)       45,386,904       (30,949,362)       74,165,635
                                             -------------     -------------     -------------     -------------

    Net increase (decrease)
        from operations .................       24,197,914        50,826,601        41,214,346        85,049,820
                                             -------------     -------------     -------------     -------------

FROM POLICY-RELATED TRANSACTIONS:
    Net premiums (Note 3) ...............       47,887,117        49,301,601       122,316,625       118,766,910
    Benefits and other policy-related
        transactions (Note 3) ...........      (38,894,806)      (37,166,454)      (60,278,616)      (49,995,250)
    Net transfers among Funds ...........      (17,062,769)      (13,985,044)         (376,762)       (4,344,785)
                                             -------------     -------------     -------------     -------------

    Net increase (decrease) from
        policy-related transactions .....       (8,070,458)       (1,849,897)       61,661,247        64,426,875
                                             -------------     -------------     -------------     -------------

NET (INCREASE) DECREASE IN AMOUNT
    RETAINED BY EQUITABLE VARIABLE IN
    SEPARATE ACCOUNT FP (Note 4) ........         (103,615)          (79,293)          (74,670)         (107,675)
                                             -------------     -------------     -------------     -------------

INCREASE (DECREASE) IN NET ASSETS
    ATTRIBUTABLE TO POLICYHOLDERS .......       16,023,841        48,897,411       102,800,923       149,369,020
NET ASSETS ATTRIBUTABLE TO POLICYOWNERS,
    BEGINNING OF PERIOD.................       398,565,209       338,415,565       555,877,666       367,219,554
                                             -------------     -------------     -------------     -------------

NET ASSETS ATTRIBUTABLE TO POLICYOWNERS,
    END OF PERIOD .......................    $ 414,589,050     $ 387,312,976     $ 658,678,589     $ 516,588,574
                                             =============     =============     =============     =============

See Notes to Financial Statements.

                                     FSA-26

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

SEPTEMBER 30, 1996

1.    General

      Equitable Variable Life Insurance Company (Equitable Variable Life), a wholly-owned subsidiary of The Equitable Life Assurance Society of the United States (Equitable Life), established Separate Account FP (the Account) as a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940. The Account consists of thirteen investment funds: the Money Market Fund, the Intermediate Government Securities Fund, the High Yield Fund, the Balanced Fund, the Common Stock Fund, the Global Fund, the Aggressive Stock Fund, the Conservative Investors Fund, the Growth Investors Fund, the Growth & Income Fund, the Quality Bond Fund, the Equity Index Fund and the International Fund. The assets in each Fund are invested in shares of a designated portfolio (Portfolio) of a mutual fund, The Hudson River Trust (the Trust). Each Portfolio has separate investment objectives.

      The Account supports the operations of Incentive Life, flexible premium variable life insurance policies, Incentive Life 2000, flexible premium variable life insurance policies, Champion 2000, modified premium variable whole life insurance policies, Survivorship 2000, flexible premium joint survivorship variable life insurance policies, Incentive Life Plus,(SM) flexible premium variable life insurance policies, IL Protector,(SM) flexible premium variable life insurance policies, IL COLI II, flexible premium variable life insurance policies, and SP-Flex, variable life insurance policies with additional premium option, collectively, the Policies, and the Incentive Life 2000, Champion 2000 and Survivorship 2000 policies are referred to as the Series 2000 Policies. Incentive Life Plus policies offered with a prospectus dated on or after September 15, 1995, are referred to as Incentive Life Plus Second Series. Incentive Life Plus policies issued with a prior prospectus are referred to as Incentive Life Plus Original Series. All Policies are issued by Equitable Variable. The assets of the Account are the property of Equitable Variable. However, the portion of the Account's assets attributable to the Policies will not be chargeable with liabilities arising out of any other business Equitable Variable may conduct.

      Policyowners may allocate amounts in their individual accounts to the Funds of the Account and/or (except for SP-Flex policies) to the guaranteed interest fund of Equitable Variable Life's General Account. Net transfers to (from) the guaranteed interest fund of the General Account and other Separate Accounts of ($6,424,330) and $7,944,683 for the nine months ended 1996 and 1995, respectively, are included in Net Transfers Among Funds. The net assets of any Fund of the Account may not be less than the aggregate of the policyowners' accounts allocated to that Fund. Additional assets are set aside in Equitable Variable Life's General Account to provide for (1) the unearned portion of the monthly charges for mortality costs, and (2) other policy benefits, as required under the state insurance law.

2.    Significant Accounting Policies

      The accompanying financial statements are prepared in conformity with generally accepted accounting principles (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. These statements should be read in conjunction with the financial statements of Separate Account FP for the year ended December 31, 1995. The results of operations for the nine months ended September 30, 1996 are not necessarily indicative of the results to be expected for the full year.

      Investments are made in shares of the Trust and are valued at the net asset values per share of the respective Portfolios. The net asset value is determined by the Trust using the market or fair value of the underlying assets of the Portfolio.

      Investment transactions are recorded on the trade date. Realized gains and losses include gains and losses on redemptions of the Trust's shares (determined on the identified cost basis) and Trust distributions representing the net realized gains on Trust investment transactions.

      The operations of the Account are included in the consolidated Federal income tax return of Equitable Life. Under the provisions of the Policies, Equitable Variable Life has the right to charge the Account for Federal income tax attributable to the Account. No charge is currently being made against the Account for such tax since, under current tax law, Equitable Variable Life pays no tax on investment income and capital gains reflected in variable life insurance policy reserves. However, Equitable Variable Life retains the right to charge for any Federal income tax incurred which is attributable to the Account if the law is changed. Charges for state and local taxes, if any, attributable to the Account also may be made.

      Dividends are recorded as income at the end of each quarter on the ex-dividend date. Capital gains are distributed by the Trust at the end of each year.


                                     FSA-27

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (UNAUDITED) -- (CONTINUED)

SEPTEMBER 30, 1996

3.    Asset Charges

      Under the Policies, Equitable Variable Life assumes mortality and expense risks and, to cover these risks, deducts charges from the assets of the Account currently at annual rates of 0.60% of the net assets attributable to Incentive Life, Incentive Life 2000, Incentive Life Plus Second Series and Champion 2000 policyowners, 0.90% of net assets attributable to Survivorship 2000 policyowners, 0.80% for IL Protector policyowners, and 0.85% for SP-Flex policyowners. Incentive Life Plus Original Series, IL COLI, and IL COLI II deduct this charge from the Policy Account. Under SP-Flex, Equitable Variable Life also deducts charges from the assets of the Account for mortality and administrative costs of 0.60% and 0.35%, respectively, of net assets attributable to SP-Flex policies.

      Under Incentive Life, Incentive Life Plus, the Series 2000 Policies, IL Protector and IL COLI II mortality and administrative charges are assessed in a different manner than SP-Flex policies (see Notes 4 and 5).

      Before amounts are allocated to the Account for Incentive Life, Incentive Life Plus, IL COLI, IL COLI II and the Series 2000 Policies, Equitable Variable Life deducts a charge for taxes and either an initial policy fee (Incentive Life) or a premium sales charge (Incentive Life Plus, IL COLI II and Series 2000 Policies) from premiums. Under SP-Flex, the entire initial premium is allocated to the Account. Before any additional premiums under SP-Flex are allocated to the Account, an administrative charge is deducted.

      The amounts attributable to Incentive Life, Incentive Life Plus, IL Protector, IL COLI, IL COLI II, and the Series 2000 policyowners' accounts are assessed monthly by Equitable Variable Life with mortality and administrative charges. These charges are withdrawn from the Account along with amounts for additional benefits. Under the Policies, amounts for certain policy-related transactions (such as policy loans and surrenders) are transferred out of the Separate Account.

4.    Amounts Retained by Equitable Variable Life in Separate Account FP

      The amount retained by Equitable Variable Life in the Account arises principally from (1) contributions from Equitable Variable Life, and (2) that portion, determined ratably, of the Account's investment results applicable to those assets in the Account in excess of the net assets for the Policies. Amounts retained by Equitable Variable Life are not subject to charges for mortality and expense risks or mortality and administrative costs.

      Amounts retained by Equitable Variable Life in the Account may be transferred at any time by Equitable Variable Life to its General Account.

      During the nine months ended September 30, 1995 surplus contribution of $200,000 were made by EVLICO into the International Fund.

5.    Distribution and Servicing Agreements

      Equitable Variable Life has entered into a Distribution and Servicing Agreement with Equitable Life and EQ Financial Consultants Inc., whereby registered representatives of EQ Financial Consultants Inc., authorized as variable life insurance agents under applicable state insurance laws, sell the Policies. The registered representatives are compensated on a commission basis by Equitable Life.

      Equitable Variable Life also has entered into an agreement with Equitable Life under which Equitable Life performs the administrative services related to the Policies, including underwriting and issuance, billings and collections, and policyowner services. There is no charge to the Account related to this agreement.

6.    Investment Returns

      The Separate Account rates of return attributable to Incentive Life, Incentive Life 2000, Incentive Life Plus Second Series and Champion 2000 policyowners are different than those attributable to Survivorship 2000, Incentive Life Plus Original Series, IL Protector, IL COLI, IL COLI II and to SP-Flex policyowners because asset charges are deducted at different rates under each policy (see Note 3).

      The tables on this page and the following pages show the gross and net investment returns with respect to the Funds for the periods shown. The net return for each Fund is based upon net assets for a policy whose policy commences with the beginning date of such period and is not based on the average net assets in the Fund during such period. Gross return is equal to the total return earned by the underlying Trust investment.


                                     FSA-28

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (UNAUDITED) -- (CONTINUED)

RATES OF RETURN:
INCENTIVE LIFE
--------------
INCENTIVE LIFE 2000*
-------------------
INCENTIVE LIFE PLUS SECOND SERIES*
---------------------------------
AND CHAMPION 2000*
------------------


                     NINE MONTHS ENDED(B)                                                                 JANUARY 26(A)(B) TO
                         SEPTEMBER 30,                       YEARS ENDED DECEMBER 31,                        DECEMBER 31,
                     -------------------   -------------------------------------------------------------- -------------------
MONEY MARKET FUND      1996     1995       1995   1994   1993   1992    1991   1990   1989   1988  1987         1986
-----------------      ----     ----       ----   ----   ----   ----    ----   ----   ----   ----  ----         ----
Gross return.........  3.91%    4.30%      5.74%  4.02%  3.00%  3.56%  6.18%  8.24%  9.18%  7.32%  6.63%        6.05%
Net return...........  3.44%    3.83%      5.11%  3.39%  2.35%  2.94%  5.55%  7.59%  8.53%  6.68%  5.99%        5.47%

INTERMEDIATE         NINE MONTHS ENDED(B)                                           APRIL 1(A)(B) TO
GOVERNMENT               SEPTEMBER 30,             YEARS ENDED DECEMBER 31,           DECEMBER 31,
SECURITIES FUND      --------------------   --------------------------------------  ------------------
---------------        1996     1995        1995     1994      1993       1992           1991
                       ----     ----        ----     ----      ----       ----           ----
Gross return.........  1.71%    9.94%      13.33%   (4.37)%   10.58%     5.60%          12.26%
Net return...........  1.25%    9.45%      12.65%   (4.95)%    9.88%     4.96%          11.60%

                     NINE MONTHS ENDED(B)       YEARS ENDED        OCTOBER 1(A)(B) TO
                         SEPTEMBER 30,          DECEMBER 31,          DECEMBER 31,
                     --------------------  --------------------   -------------------
QUALITY BOND FUND       1996      1995       1995       1994             1993
-----------------       ----      ----       ----       ----             ----
Gross return.........   1.28%    12.37%     17.02%     (5.10)%         (0.51)%
Net return...........   0.82%    11.86%     16.32%     (5.67)%         (0.66)%

                     NINE MONTHS ENDED(B)
                         SEPTEMBER 30,                           YEARS ENDED DECEMBER 31,
                     -------------------- ----------------------------------------------------------------------
HIGH YIELD FUND          1996     1995     1995     1994    1993    1992    1991    1990     1989   1988   1987
---------------          ----     ----     ----     ----    ----    ----    ----    ----     ----   ----   ----
Gross return.........   18.79%   14.89%   19.92%  (2.79)%  23.15%  12.31%  24.46%  (1.12)%  5.13%   9.73%  4.68%
Net return...........   18.25%   14.37%   19.20%  (3.37)%  22.41%  11.64%  23.72%  (1.71)%  4.50%   9.08%  4.05%

                     NINE MONTHS ENDED(B)      YEARS ENDED            OCTOBER 1(A)(B) TO
                         SEPTEMBER 30,         DECEMBER 31,              DECEMBER 31,
                     --------------------  ---------------------   ----------------------
GROWTH & INCOME FUND    1996     1995        1995       1994                1993
--------------------    ----     ----        ----       ----                ----
Gross return.........   9.89%   19.76%      24.07%     (0.58)%             (0.25)%
Net return...........   9.39%   19.23%      23.33%     (1.17)%             (0.41)%


                                                                           SEPTEMBER 30(A)(B)
                     NINE MONTHS ENDED(B)           YEAR ENDED                  TO
                         SEPTEMBER 30,             DECEMBER 31,             DECEMBER 31,
                     ------------------------- ----------------------- ----------------------
EQUITY INDEX FUND     1996         1995             1995                     1994
-----------------     ----         ----             ----                     ----
Gross return........ 13.10%       28.97%           36.48%                   1.08%
Net return.......... 12.59%       28.39%           35.66%                   0.58%

                     NINE MONTHS ENDED(B)                                                                        JANUARY 26(A)(B) TO
                         SEPTEMBER 30,                       YEARS ENDED DECEMBER 31,                               DECEMBER 31,
                     -------------------- ----------------------------------------------------------------------- ---------------
COMMON STOCK FUND       1996     1995       1995     1994    1993    1992   1991     1990    1989    1988   1987       1986
-----------------       ----     ----       ----     ----    ----    ----   ----     ----    ----    ----   ----       ----
Gross return.........  14.25%   28.99%     32.45%  (2.14)%  24.84%  3.22%  37.88%  (8.12)%  25.59%  22.43%  7.49%     15.65%
Net return...........  13.73%   28.42%     31.66%  (2.73)%  24.08%  2.60%  37.06%  (8.67)%  24.84%  21.70%  6.84%     15.01%

------------------
*Sales of Incentive Life 2000 and Champion 2000 commenced on March 2, 1992. Sales of Incentive Life Plus Second Series commenced on September 15, 1995.

(a) Date as of which net premiums under the policies were first allocated to the Fund.

(b) The gross return and the net return for the periods indicated are not annual rates of return.


                                     FSA-29

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (UNAUDITED) -- (CONTINUED)

RATES OF RETURN:
INCENTIVE LIFE
--------------
INCENTIVE LIFE 2000*
-------------------
INCENTIVE LIFE PLUS SECOND SERIES*
---------------------------------
AND CHAMPION 2000*
------------------




                      NINE MONTHS ENDED(B)                                                                    AUGUST 31(A)(B) TO
                          SEPTEMBER 30,                       YEARS ENDED DECEMBER 31,                           DECEMBER 31,
                      -------------------- -----------------------------------------------------------------  -----------------
GLOBAL FUND              1996     1995       1995    1994   1993     1992    1991    1990     1989    1988          1987
-----------              ----     ----       ----    ----   ----     ----    ----    ----     ----    ----          ----
Gross return..........   8.96%   16.02%     18.81%  5.23%  32.09%  (0.50)%  30.55%  (6.07)%  26.93%  10.88%       (13.27)%
Net return............   8.47%   15.50%     18.11%  4.60%  31.33%  (1.10)%  29.77%  (6.63)%  26.17%  10.22%       (13.45)%

                       NINE MONTHS ENDED(B)   APRIL 3(A)(B) TO
                           SEPTEMBER 30,        DECEMBER 31,
                       --------------------  ----------------
INTERNATIONAL FUND       1996       1995          1995
------------------       ----       ----          ----
Gross return..........   7.29%      5.71%        11.29%
Net return............   6.80%      6.94%        10.79%

                      NINE MONTHS ENDED(B)                                                                       JANUARY 26(A)(B) TO
                          SEPTEMBER 30,                        YEARS ENDED DECEMBER 31,                            DECEMBER 31,
                      -------------------- --------------------------------------------------------------------- ---------------
AGGRESSIVE STOCK FUND    1996     1995      1995    1994     1993    1992     1991    1990   1989    1988   1987      1986
---------------------    ----     ----      ----    ----     ----    ----     ----    ----   ----    ----   ----      ----
Gross return..........  19.52%   25.74%    31.63%  (3.81)%  16.77%  (3.16)%  86.86%  8.17%  43.50%  1.17%   7.31%    35.88%
Net return............  18.98%   25.17%    30.85%  (4.39)%  16.05%  (3.74)%  85.75%  7.51%  42.64%  0.53%   6.66%    35.13%

ASSET ALLOCATION SERIES
-----------------------

                      NINE MONTHS ENDED(B)                                                                       JANUARY 26(A)(B) TO
                          SEPTEMBER 30,                      YEARS ENDED DECEMBER 31,                                DECEMBER 31,
                      -------------------- ------------------------------------------------------------------------ --------------
BALANCED FUND             1996   1995       1995    1994    1993    1992     1991     1990    1989    1988    1987      1986
-------------             ----   ----       ----    ----    ----    ----     ----     ----    ----    ----    ----      ----
Gross return..........   6.63%  15.50%     19.75%  (8.02)% 12.28%  (2.84)%  41.26%   0.24%  25.83%  13.27%  (0.85)%   29.07%
Net return............   6.15%  14.98%     19.03%  (8.57)% 11.64%  (3.42)%  40.42%  (0.36)% 25.08%  12.59%  (1.45)%   28.34%

CONSERVATIVE          NINE MONTHS ENDED(B)                                                      OCTOBER 2(A)(B) TO
INVESTORS FUND            SEPTEMBER 30,                   YEARS ENDED DECEMBER 31,                 DECEMBER 31,
--------------        ------------------  ----------------------------------------------------- ------------------
                        1996      1995      1995     1994     1993     1992     1991    1990         1989
                        ----      ----      ----     ----     ----     ----     ----    ----         ----
Gross return..........  0.94%    14.87%    20.40%   (4.10)%  10.76%    5.72%   19.87%   6.37%        3.09%
Net return............  0.48%    14.35%    19.68%   (4.67)%  10.15%    5.09%   19.16%   5.73%        2.94%

                      NINE MONTHS ENDED(B)                                                       OCTOBER 2(A)(B) TO
                          SEPTEMBER 30,                   YEARS ENDED DECEMBER 31,                  DECEMBER 31,
                      --------------------  ---------------------------------------------------- -----------------
GROWTH INVESTORS FUND    1996     1995        1995     1994      1993    1992     1991     1990         1989
---------------------    ----     ----        ----     ----      ----    ----     ----     ----         ----
Gross return..........   7.39%   21.63%      26.37%   (3.15)%   15.26%   4.90%   48.89%   10.66%        3.98%
Net return............   6.90%   21.09%      25.62%   (3.73)%   14.58%   4.27%   48.01%   10.00%        3.82%

----------
*Sales of Incentive Life 2000 and Champion 2000 commenced on March 2, 1992. Sales of Incentive Life Plus Second Series commenced on September 15, 1995.

(a) Date as of which net premiums under the policies were first allocated to the Fund.

(b) The gross return and the net return for the periods indicated are not annual rates of return.


                                     FSA-30

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP
NOTES TO FINANCIAL STATEMENTS (UNAUDITED) -- (CONTINUED)
RATES OF RETURN:
SURVIVORSHIP 2000
-----------------

                                   NINE MONTHS ENDED(B)                                         AUGUST 17(A)(B) TO
                                       SEPTEMBER 30,             YEARS ENDED DECEMBER 31,          DECEMBER 31,
                                  ----------------------     -------------------------------- ---------------------
MONEY MARKET FUND                   1996       1995             1995      1994       1993              1992
-----------------                   ----       ----             ----      ----       ----              ----
Gross return.....................   3.91%      4.30%            5.74%     4.02%      3.00%            1.11%
Net return.......................   3.20%      3.60%            4.80%     3.08%      2.04%            0.77%

INTERMEDIATE GOVERNMENT
SECURITIES FUND
---------------
Gross return.....................   1.71%      9.94%           13.33%    (4.37)%    10.58%            0.90%
Net return.......................   1.02%      9.20%           12.31%    (5.23)%     9.55%            0.56%

                                   NINE MONTHS ENDED(B)                                   OCTOBER 1(A)(B) TO
                                       SEPTEMBER 30,         YEARS ENDED DECEMBER 31,        DECEMBER 31,
                                  ----------------------     ------------------------     ------------------
QUALITY BOND FUND                   1996        1995            1995          1994               1993
-----------------                   ----        ----            ----          ----               ----
Gross return.....................   1.28%      12.37%          17.02%        (5.10)%            (0.51)%
Net return.......................   0.59%      11.61%          15.97%        (5.95)%            (0.73)%

                                   NINE MONTHS ENDED(B)                                                 AUGUST 17(A)(B) TO
                                       SEPTEMBER 30,                  YEARS ENDED DECEMBER 31,             DECEMBER 31,
                                  ---------------------     -----------------------------------------  -------------------
HIGH YIELD FUND                      1996       1995            1995          1994            1993             1992
---------------                      ----       ----            ----          ----            ----             ----
Gross return.....................   18.79%     14.89%          19.92%        (2.79)%         23.15%           1.84%
Net return.......................   17.98%     14.12%          18.84%        (3.66)%         22.04%           1.50%

                                    NINE MONTHS ENDED(B)                                 OCTOBER 1(A)(B) TO
                                        SEPTEMBER 30,      YEARS ENDED DECEMBER 31,        DECEMBER 31,
                                  ----------------------  -------------------------  -----------------------
GROWTH &
INCOME FUND                         1996        1995         1995          1994                1993
-----------                         ----        ----         ----          ----                ----
Gross return.....................   9.89%      19.76%       24.07%        (0.58)%            (0.25)%
Net return.......................   9.14%      18.96%       22.96%        (1.47)%            (0.48)%

                                   NINE MONTHS ENDED(B)     YEAR ENDED       MARCH 1 (A)(B) TO
                                       SEPTEMBER 30,        DECEMBER 31,        DECEMBER 31,
                                  ---------------------- ------------------ -------------------
EQUITY INDEX FUND                    1996       1995           1995                 1994
-----------------                    ----       ----           ----                 ----
Gross return.....................   13.10%     28.97%         36.48%                1.08%
Net return.......................   12.33%     28.10%         35.26%                0.33%

                                   NINE MONTHS ENDED(B)                                             AUGUST 17(A)(B) TO
                                       SEPTEMBER 30,              YEARS ENDED DECEMBER 31,              DECEMBER 31,
                                  ----------------------  --------------------------------------  ----------------------
COMMON STOCK FUND                    1996       1995          1995        1994         1993              1992
-----------------                    ----       ----          ----        ----         ----              ----
Gross return.....................   14.25%     28.99%        32.45%      (2.14)%      24.84%             5.28%
Net return.......................   13.47%     28.13%        31.26%      (3.02)%      23.70%             4.93%

GLOBAL FUND
-----------
Gross return.....................    8.96%     16.02%        18.81%       5.23%       32.09%             4.87%
Net return.......................    8.22%     15.25%        17.75%       4.29%       30.93%             4.52%

AGGRESSIVE STOCK FUND
---------------------
Gross return.....................   19.52%     25.74%        31.63%      (3.81)%      16.77%            11.49%
Net return.......................   18.71%     24.89%        30.46%      (4.68)%      15.70%            11.11%

                                   NINE MONTHS ENDED(B)    APRIL 3(A)(B) TO
                                       SEPTEMBER 30,          DECEMBER 31,
                                  ----------------------  ------------------
INTERNATIONAL FUND                  1996        1995            1995
------------------                  ----        ----            ----
Gross return.....................   7.29%       5.71%          11.29%
Net return.......................   6.56%       6.78%          10.55%

ASSET ALLOCATION SERIES
-----------------------

                                   NINE MONTHS ENDED(B)                                               AUGUST 17(A)(B) TO
                                       SEPTEMBER 30,               YEARS ENDED DECEMBER 31,              DECEMBER 31,
CONSERVATIVE                     -----------------------  ----------------------------------------  ----------------------
INVESTORS FUND                      1996        1995           1995         1994         1993                1992
--------------                      ----        ----           ----         ----         ----                ----
Gross return.....................   0.94%      14.87%         20.40%       (4.10)%      10.76%              1.38%
Net return.......................   0.25%      14.09%         19.32%       (4.96)%       9.81%              1.04%

BALANCED FUND
-------------
Gross return.....................   6.63%      15.50%         19.75%       (8.02)%      12.28%              5.37%
Net return.......................   5.90%      14.72%         18.68%       (8.84)%      11.30%              5.02%

GROWTH INVESTORS FUND
---------------------
Gross return.....................   7.39%      21.63%         26.37%       (3.15)%      15.26%              6.89%
Net return.......................   6.65%      20.81%         25.24%       (4.02)%      14.24%              6.53%

----------
(a) Date as of which net premiums under the policies were first allocated to the Fund.

(b) The gross return and the net return for the periods indicated are not annual rates of return.

                                     FSA-31

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP


NOTES TO FINANCIAL STATEMENTS (UNAUDITED) -- (CONTINUED)

RATES OF RETURN:
INCENTIVE LIFE PLUS ORIGINAL SERIES*(A)
-----------------------------------
IL COLI**(A)
-------


                                INCENTIVE LIFE PLUS ORIGINAL SERIES                               IL COLI
                           ----------------------------------------------     -------------------------------------------------
                            NINE MONTHS                                        NINE MONTHS
                               ENDED        JANUARY 6 TO    JANUARY 6 TO          ENDED        SEPTEMBER 15 TO  SEPTEMBER 15 TO
                           SEPTEMBER 30,    SEPTEMBER 30,   DECEMBER 31,      SEPTEMBER 30,     SEPTEMBER 30,     DECEMBER 31,
                           ---------------  --------------  -------------     ---------------  ---------------  ---------------
                                1996            1995            1995               1996             1995             1995
                                ----            ----            ----               ----             ----             ----
Money Market Fund...........     3.91%          4.25%           5.69%               3.91%           0.19%            1.58%

Intermediate Government
Securities Fund.............     1.71%          9.92%          13.31%               1.71%           0.00%            3.08%

Quality Bond Fund...........     1.28%         12.47%          17.13%               1.28%           0.16%            4.31%

High Yield Fund.............    18.79%         14.92%          19.95%              18.79%           0.31%            4.70%

Growth & Income Fund........     9.89%         20.05%          24.38%               9.89%           0.30%            3.91%

Equity Index Fund...........    13.10%         29.01%          36.53%              13.10%           0.24%            6.08%

Common Stock Fund...........    14.25%         29.60%          33.07%              14.25%          (1.13)%           1.51%

Global Fund.................     8.96%         16.57%          19.38%               8.96%           0.25%            2.67%

                            NINE MONTHS                                        NINE MONTHS
                               ENDED         APRIL 30 TO    APRIL 30 TO           ENDED         APRIL 30 TO      APRIL 30 TO
                           SEPTEMBER 30,    SEPTEMBER 30,   DECEMBER 31,      SEPTEMBER 30,    SEPTEMBER 30,     DECEMBER 31,
                           ---------------  --------------  -------------     ---------------  ---------------  ---------------
                                1996            1995            1995               1996             1995             1995
                                ----            ----            ----               ----             ----             ----
International Fund..........     7.29%          7.26%          11.29%               7.29%           0.71%            4.49%


                            NINE MONTHS                                        NINE MONTHS
                               ENDED        JANUARY 6 TO    JANUARY 6 TO          ENDED        SEPTEMBER 15 TO   SEPTEMBER 15 TO
                           SEPTEMBER 30,    SEPTEMBER 30,   DECEMBER 31,      SEPTEMBER 30,     SEPTEMBER 30,     DECEMBER 31,
                           ---------------  --------------  -------------     ---------------  ---------------  ---------------
                                1996            1995            1995               1996             1995             1995
                                ----            ----            ----               ----             ----             ----
Aggressive Stock Fund.......    19.52%         27.02%          33.00%              19.52%          (0.38)%           4.28%


ASSET ALLOCATION SERIES

                            NINE MONTHS                                        NINE MONTHS
                               ENDED        JANUARY 6 TO    JANUARY 6 TO          ENDED        SEPTEMBER 15 TO   SEPTEMBER 15
                           SEPTEMBER 30,    SEPTEMBER 30,   DECEMBER 31,      SEPTEMBER 30,    SEPTEMBER 30,     DECEMBER 31,
                           ---------------  --------------  -------------     ---------------  ---------------  ---------------
                                1996            1995            1995               1996             1995             1995
                                ----            ----            ----               ----             ----             ----
Conservative Investors Fund..    8.96%         15.05%          20.59%               8.96%           0.07%            4.91%


Balanced Fund................    6.63%         16.05%          20.32%               6.63%          (0.47)%           3.18%


Growth Investors Fund........    7.39%         22.16%          26.92%               7.39%           0.90%            4.83%


----------------------------
 *Sales of Incentive Life Plus Original Series commenced on January 6, 1995.

**Sales of IL COLI commenced on September 15, 1995.

 (a)There are no Separate Account asset charges for this policy and therefore the gross and net rates of return are the same. The rates of return for the periods indicated are not annual rates of return.


                                     FSA-32

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (UNAUDITED) -- (CONTINUED)

RATES OF RETURN:
SP-FLEX
-------

                             NINE MONTHS ENDED(B)                                                              AUGUST 31(A)(B) TO
                                 SEPTEMBER 30,                         YEARS ENDED DECEMBER 31,                   DECEMBER 31,
                             --------------------  ------------------------------------------------------------ ----------------
MONEY MARKET FUND              1996      1995       1995     1994   1993    1992    1991   1990    1989   1988       1987
-----------------              ----      ----       ----     ----   ----    ----    ----   ----    ----   ----       ----
Gross return.................  3.91%    4.30%       5.74%   4.02%   3.00%  3.56%   6.17%   8.24%  9.18%   7.32%     2.15%
Net return...................  2.51%    2.91%       3.86%   2.17%   1.13%  1.71%   4.29%   6.30%  7.24%   5.41%     1.62%

                             NINE MONTHS ENDED(B)                                     APRIL 1(A)(B) TO
                                 SEPTEMBER 30,         YEARS ENDED DECEMBER 31,          DECEMBER 31,
INTERMEDIATE GOVERNMENT      --------------------  --------------------------------- ------------------
SECURITIES FUND                1996      1995       1995      1994    1993    1992          1991
---------------                ----      ----       ----      ----    ----    ----          ----
Gross return.................  1.71%    9.94%      13.33%   (4.37)%  10.58%   5.60%         12.10%
Net return...................  0.34%    8.47%      11.31%   (6.08)%   8.57%   3.71%         10.59%

                             NINE MONTHS ENDED(B)     YEAR ENDED     SEPTEMBER 1(A)(B) TO
                                 SEPTEMBER 30,        DECEMBER 31,       DECEMBER 31,
                             --------------------  ----------------- -------------------
QUALITY BOND FUND               1996     1995            1995                1994
-----------------               ----     ----            ----                ----
Gross return.................  1.28%    12.37%          17.02%             (2.20)%
Net return................... (0.09)%   10.86%          14.94%             (2.35)%

                             NINE MONTHS ENDED(B)                                                                 AUGUST 31(A)(B) TO
                                 SEPTEMBER 30,                         YEARS ENDED DECEMBER 31,                     DECEMBER 31,
                             -------------------- --------------------------------------------------------------- ---------------
HIGH YIELD FUND                1996      1995       1995     1994    1993    1992    1991    1990     1989  1988       1987
---------------                ----      ----       ----     ----    ----    ----    ----    ----     ----  ----       ----
Gross return................. 18.79%    14.89%     19.92%  (2.79)%  23.15%  12.31%  24.46%  (1.12)%  5.13%  9.73%     1.95%
Net return................... 17.19%    13.35%     17.79%  (4.52)%  20.96%  10.30%  22.25%  (2.89)%  3.26%  7.78%     1.39%

                             NINE MONTHS ENDED(B)    YEAR ENDED    SEPTEMBER 1(A)(B) TO
                                 SEPTEMBER 30,       DECEMBER 31,     DECEMBER 31,
GROWTH &                     --------------------  ------------------------------------
INCOME FUND                    1996       1995          1995              1994
-----------                    ----       ----          ----              ----
Gross return.................  9.89%     19.76%        24.07%            (3.40)%
Net return...................  8.40%     18.16%        21.87%            (3.55)%

EQUITY INDEX FUND
-----------------
Gross return................. 13.10%     28.97%       36.48%            (2.54)%
Net return................... 11.58%     27.25%       34.06%            (2.69)%

                             NINE MONTHS ENDED(B)                                                                 AUGUST 31(A)(B) TO
                                 SEPTEMBER 30,                      YEARS ENDED DECEMBER 31,                        DECEMBER 31,
                             -------------------- ---------------------------------------------------------------- --------------
COMMON STOCK FUND              1996      1995      1995     1994    1993    1992    1991    1990     1989    1988       1987
-----------------              ----      ----      ----     ----    ----    ----    ----    ----     ----    ----       ----
Gross return................. 14.25%    28.99%    32.45%  (2.14)%  24.84%  3.23%   37.87%  (8.12)%  25.59%  22.43%    (22.57)%
Net return................... 12.70%    27.27%    30.10%  (3.88)%  22.60%  1.38%   35.43%  (9.76)%  23.36%  20.26%    (23.00)%

GLOBAL FUND
-----------
Gross return.................  8.96%    16.02%     18.81%  5.23%   32.09% (0.50)%  30.55%  (6.07)%  26.93%  10.88%    (11.40)%
Net return...................  7.49%    14.47%     16.70%  3.36%   29.77% (2.28)%  28.23%  (7.75)%  24.67%   8.90%    (11.86)%

                             NINE MONTHS ENDED(B)   APRIL 3(A)(B) TO
                                 SEPTEMBER 30,       DECEMBER 31,
                             --------------------  ---------------
INTERNATIONAL FUND             1996      1995           1995
------------------             ----      ----           ----
Gross return................   7.29%    5.71%          11.29%
Net return..................   5.84%    6.31%           9.82%

                             NINE MONTHS ENDED(B)                                                                 AUGUST 31(A)(B) TO
                                 SEPTEMBER 30,                        YEARS ENDED DECEMBER 31,                        DECEMBER 31,
                             -------------------- ---------------------------------------------------------------- ----------------
AGGRESSIVE STOCK FUND            1996    1995      1995     1994    1993     1992    1991    1990    1989    1988        1987
---------------------            ----    ----      ----     ----    ----     ----    ----    ----    ----    ----        ----
Gross return................  19.52%  25.74%    31.63%  (3.81)%  16.77%  (3.16)%  86.86%   8.17%  43.50%   1.17%       (24.28)%
Net return..................  17.91%  24.06%    29.30%  (5.53)%  14.67%  (4.89)%  83.54%   6.23%  40.95%  (0.66)%      (24.68)%

----------
(a) Date as of which net premiums under the policies were first allocated to the Fund.

(b) The gross return and the net return for the periods indicated are not annual rates of return.

                                     FSA-33

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (UNAUDITED) -- (CONCLUDED)

ASSET ALLOCATION SERIES

                             NINE MONTHS ENDED(B)        YEAR ENDED     SEPTEMBER 1(A)(B) TO
                                 SEPTEMBER 30,           DECEMBER 31,      DECEMBER 31,
CONSERVATIVE                 --------------------     -------------------------------------
INVESTORS FUND                  1996        1995            1995              1994
--------------                  ----        ----            ----              ----
Gross return.................   0.94%      14.87%          20.40%           (1.83)%
Net return...................  (0.43)%     13.33%          18.26%           (1.98)%

                             NINE MONTHS ENDED(B)                                                                 AUGUST 31(A)(B) TO
                                 SEPTEMBER 30,                        YEARS ENDED DECEMBER 31,                      DECEMBER 31,
                             -------------------- ---------------------------------------------------------------- --------------
BALANCED FUND                   1996     1995       1995     1994    1993    1992     1991   1990     1989    1988       1987
-------------                   ----     ----       ----     ----    ----    ----     ----   ----     ----    ----       ----
Gross return.................  6.63%    15.50%     19.75%  (8.02)%  12.28%  (2.83)%  41.27%  0.24%   25.83%  13.27%    (20.26)%
Net return...................  5.19%    13.96%     17.62%  (9.66)%  10.31%  (4.57)%  38.75% (1.56)%  23.59%  11.25%    (20.71)%

                             NINE MONTHS ENDED(B)      YEAR ENDED      SEPTEMBER 1(A)(B) TO
                                 SEPTEMBER 30,         DECEMBER 31,      DECEMBER 31,
GROWTH                       --------------------   --------------------------------------
INVESTORS FUND                  1996     1995             1995              1994
--------------                  ----     ----             ----              ----
Gross return.................  7.39%    21.63%           26.37%           (3.16)%
Net return...................  5.93%    20.01%           24.12%           (3.31)%

----------
(a) Date as of which net premiums under the policies were first allocated to the Fund.

(b) The gross return and the net return for the periods indicated are not annual rates of return.


                                     FSA-34

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (UNAUDITED) -- (CONTINUED)
RATES OF RETURN:
IL PROTECTOR*
----------------------------



                                             AUGUST 22 TO
                                           SEPTEMBER 30,(A)
                                          -----------------

                                                1996
                                               ------
Money Market Fund.................              1.80%

Intermediate Government
Securities Fund...................              2.62%

Quality Bond......................              3.89%

High Yield Fund...................             10.33%

Growth & Income Fund..............              6.01%

Equity Index Fund.................              7.65%

Common Stock Fund.................              8.18%

Global Fund.......................              1.73%

International Fund................             (0.03)%

Aggressive Stock Fund.............              4.10%


ASSET ALLOCATION SERIES
                                             AUGUST 5 TO
                                           SEPTEMBER 30,(A)
                                          -----------------

                                                1996
                                               ------
Conservative Investors Fund.......              3.77%

Balanced Fund.....................              3.97%

Growth Investors Fund.............              4.52%

----------
*Sales of IL Protector commenced on August 22, 1996.

(a) Date as of which net premiums under the policies were first allocated to the Fund. The gross return and the net return for the periods indicated are not annual rates of return.

7.  Subsequent Event

    On September 19, 1996 the Board of Directors of Equitable Life approved an Agreement and Plan of Merger by and between Equitable Life and Equitable Variable Life (the "Merger Agreement"). The merger is expected to be effective on January 1, 1997, subject to receipt of all necessary regulatory approvals. On that date, and in accordance with the provisions of the Merger Agreement, the separate existence of Equitable Variable Life will cease and Equitable Life will survive the merger. From and after the effective date of the merger, Equitable Life will be liable in place of Equitable Variable Life for the liabilities and obligations of Equitable Variable Life, including liabilities under policies and contracts issued by Equitable Variable Life, and all of Equitable Variable Life's assets will become assets of Equitable Life.


                                     FSA-35

                          INDEX TO FINANCIAL STATEMENTS

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


Independent Auditors' Report....................................................................................F-2
Consolidated Financial Statements:
      Consolidated Balance Sheets, December 31, 1995 and 1994...................................................F-3
      Consolidated Statements of Earnings for the Years Ended December 31, 1995, 1994
         and 1993...............................................................................................F-4
      Consolidated Statements of Equity for the Years Ended December 31, 1995, 1994
         and 1993...............................................................................................F-5
      Consolidated Statements of Cash Flows for the Years Ended December 31, 1995, 1994
         and 1993...............................................................................................F-6
      Notes to Consolidated Financial Statements................................................................F-7
Unaudited Interim Consolidated Financial Statements:
      Consolidated Balance Sheets, September 30, 1996 and December 31, 1995....................................F-42
      Consolidated Statements of Earnings for the Three and Nine Months Ended
         September 30, 1996 and 1995...........................................................................F-43
      Consolidated Statements of Equity for the Nine Months Ended
         September 30, 1996 and 1995...........................................................................F-44
      Consolidated Statements of Cash Flows for the Nine Months Ended
         September 30, 1996 and 1995...........................................................................F-45
      Notes to Consolidated Financial Statements...............................................................F-46


                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Shareholder of The Equitable Life Assurance Society of the United States

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, of shareholder's equity and of cash flows present fairly, in all material respects, the financial position of The Equitable Life Assurance Society of the United States and its subsidiaries ("Equitable Life") at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of Equitable Life's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Note 2 to the consolidated financial statements,  Equitable Life
changed  its  methods  of  accounting   for  loan   impairments   in  1995,  for
postemployment benefits in 1994 and for investment securities in 1993.




PRICE WATERHOUSE LLP
New York, New York
February 7, 1996

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1995 AND 1994

                                                                                    1995                 1994
                                                                              -----------------    -----------------
                                                                                          (IN MILLIONS)
ASSETS
Investments:
  Fixed maturities:
    Available for sale, at estimated fair value.............................   $    15,899.9        $     7,586.0
    Held to maturity, at amortized cost.....................................             -                5,223.0
  Mortgage loans on real estate.............................................         3,638.3              4,018.0
  Equity real estate........................................................         3,916.2              4,446.4
  Policy loans..............................................................         1,976.4              1,731.2
  Other equity investments..................................................           621.1                678.5
  Investment in and loans to affiliates.....................................           636.6                560.2
  Other invested assets.....................................................           706.1                489.3
                                                                              -----------------    -----------------
      Total investments.....................................................        27,394.6             24,732.6
Cash and cash equivalents...................................................           774.7                693.6
Deferred policy acquisition costs...........................................         3,083.3              3,221.1
Amounts due from discontinued GIC Segment...................................         2,097.1              2,108.6
Other assets................................................................         2,713.1              2,078.6
Closed Block assets.........................................................         8,612.8              8,105.5
Separate Accounts assets....................................................        24,566.6             20,469.5
                                                                              -----------------    -----------------

TOTAL ASSETS................................................................   $    69,242.2        $    61,409.5
                                                                              =================    =================

LIABILITIES
Policyholders' account balances.............................................   $    21,752.6        $    21,238.0
Future policy benefits and other policyholders' liabilities.................         4,171.8              3,840.8
Short-term and long-term debt...............................................         1,899.3              1,337.4
Other liabilities...........................................................         3,379.5              2,300.1
Closed Block liabilities....................................................         9,507.2              9,069.5
Separate Accounts liabilities...............................................        24,531.0             20,429.3
                                                                              -----------------    -----------------
      Total liabilities.....................................................        65,241.4             58,215.1
                                                                              -----------------    -----------------

Commitments and contingencies (Notes 10, 12, 13, 14 and 15)

SHAREHOLDER'S EQUITY
Common stock, $1.25 par value 2.0 million shares authorized, issued
  and outstanding...........................................................             2.5                  2.5
Capital in excess of par value..............................................         2,913.6              2,913.6
Retained earnings...........................................................           781.6                484.0
Net unrealized investment gains (losses)....................................           338.2               (203.0)
Minimum pension liability...................................................           (35.1)                (2.7)
                                                                              -----------------    -----------------
      Total shareholder's equity............................................         4,000.8              3,194.4
                                                                              -----------------    -----------------

TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY..................................   $    69,242.2        $    61,409.5
                                                                              =================    =================






                 See Notes to Consolidated Financial Statements.

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                       CONSOLIDATED STATEMENTS OF EARNINGS
                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                                                                      1995               1994               1993
                                                                -----------------  -----------------  -----------------
                                                                                    (IN MILLIONS)
REVENUES
Universal life and investment-type product policy fee
  income......................................................   $      771.0       $       715.0      $       644.5
Premiums......................................................          606.8               625.6              599.1
Net investment income.........................................        2,127.7             2,030.9            2,599.3
Investment gains, net.........................................            5.3                91.8              533.4
Commissions, fees and other income............................          886.8               845.4            1,717.2
Contribution from the Closed Block............................          124.4               151.0              128.3
                                                                -----------------  -----------------  -----------------

      Total revenues..........................................        4,522.0             4,459.7            6,221.8
                                                                -----------------  -----------------  -----------------

BENEFITS AND OTHER DEDUCTIONS
Interest credited to policyholders' account balances..........        1,244.2             1,201.3            1,330.0
Policyholders' benefits.......................................        1,011.3               920.6            1,003.9
Other operating costs and expenses............................        1,856.5             1,943.1            3,584.2
                                                                -----------------  -----------------  -----------------

      Total benefits and other deductions.....................        4,112.0             4,065.0            5,918.1
                                                                -----------------  -----------------  -----------------

Earnings before Federal income taxes and cumulative
  effect of accounting change.................................          410.0               394.7              303.7
Federal income taxes..........................................          112.4               101.2               91.3
                                                                -----------------  -----------------  -----------------
Earnings before cumulative effect of accounting change........          297.6               293.5              212.4
Cumulative effect of accounting change, net of Federal
  income taxes................................................            -                 (27.1)               -
                                                                -----------------  -----------------  -----------------

Net Earnings..................................................   $      297.6       $       266.4      $       212.4
                                                                =================  =================  =================






















                 See Notes to Consolidated Financial Statements.

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                 CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY
                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                                                                      1995               1994               1993
                                                                -----------------  -----------------  -----------------
                                                                                    (IN MILLIONS)

Common stock, at par value, beginning of year.................   $        2.5       $         2.5      $         2.0
Increase in par value.........................................            -                   -                   .5
                                                                -----------------  -----------------  -----------------
Common stock, at par value, end of year.......................            2.5                 2.5                2.5
                                                                -----------------  -----------------  -----------------

Capital in excess of par value, beginning of year.............        2,913.6             2,613.6            2,273.9
Additional capital in excess of par value.....................            -                 300.0              340.2
Increase in par value.........................................            -                   -                  (.5)
                                                                -----------------  -----------------  -----------------
Capital in excess of par value, end of year...................        2,913.6             2,913.6            2,613.6
                                                                -----------------  -----------------  -----------------

Retained earnings, beginning of year..........................          484.0               217.6                5.2
Net earnings..................................................          297.6               266.4              212.4
                                                                -----------------  -----------------  -----------------
Retained earnings, end of year................................          781.6               484.0              217.6
                                                                -----------------  -----------------  -----------------

Net unrealized investment (losses) gains, beginning of year...         (203.0)              131.9               78.8
Change in unrealized investment gains (losses)................          541.2              (334.9)              (9.5)
Effect of adopting new accounting standard....................            -                   -                 62.6
                                                                -----------------  -----------------  -----------------
Net unrealized investment gains (losses), end of year.........          338.2              (203.0)             131.9
                                                                -----------------  -----------------  -----------------

Minimum pension liability, beginning of year..................           (2.7)              (15.0)               -
Change in minimum pension liability...........................          (32.4)               12.3              (15.0)
                                                                -----------------  -----------------  -----------------
Minimum pension liability, end of year........................          (35.1)               (2.7)             (15.0)
                                                                -----------------  -----------------  -----------------

TOTAL SHAREHOLDER'S EQUITY, END OF YEAR.......................   $    4,000.8       $     3,194.4      $     2,950.6
                                                                =================  =================  =================



















                 See Notes to Consolidated Financial Statements.

           THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993


                                                                      1995               1994               1993
                                                                -----------------  -----------------  -----------------
                                                                                    (IN MILLIONS)

Net earnings..................................................   $      297.6       $       266.4      $       212.4
Adjustments to reconcile net earnings to net cash
  provided (used) by operating activities:
  Net change in trading activities and broker-dealer
    related receivables/payables..............................            -                   -             (4,177.8)
  Increase in matched resale agreements.......................            -                   -             (2,900.5)
  Increase in matched repurchase agreements...................            -                   -              2,900.5
  Investment gains, net of dealer and trading gains...........           (5.3)              (91.8)            (160.8)
  Change in amounts due from discontinued GIC Segment.........            -                  57.3               47.8
  General Account policy charges..............................         (769.7)             (711.9)            (623.4)
  Interest credited to policyholders' account balances........        1,244.2             1,201.3            1,330.0
  Changes in Closed Block assets and liabilities, net.........          (69.6)              (95.1)             (73.3)
  Other, net..................................................          627.1                 7.8             (416.1)
                                                                -----------------  -----------------  -----------------

Net cash provided (used) by operating activities..............        1,324.3               634.0           (3,861.2)
                                                                -----------------  -----------------  -----------------

Cash flows from investing activities:
  Maturities and repayments...................................        1,863.1             2,319.7            3,479.6
  Sales.......................................................        8,901.4             5,661.9            7,399.2
  Return of capital from joint ventures and limited
    partnerships..............................................           65.2                39.0              119.5
  Purchases...................................................      (11,675.5)           (7,417.6)         (11,184.2)
  Decrease (increase) in loans to discontinued GIC Segment....        1,226.9               (40.0)            (880.0)
  Cash received on sale of 61% interest in DLJ................            -                   -                346.7
  Other, net..................................................         (625.5)             (371.1)            (317.0)
                                                                -----------------  -----------------  -----------------

Net cash (used) provided by investing activities..............         (244.4)              191.9           (1,036.2)
                                                                -----------------  -----------------  -----------------

Cash flows from financing activities:
  Policyholders' account balances:
    Deposits..................................................        2,414.9             2,082.7            2,410.7
    Withdrawals...............................................       (2,692.7)           (2,887.4)          (2,433.5)
  Net (decrease) increase in short-term financings............          (16.4)             (173.0)           4,717.2
  Additions to long-term debt.................................          599.7                51.8               97.7
  Repayments of long-term debt................................          (40.7)             (199.8)             (64.4)
  Proceeds from issuance of Alliance units....................            -                 100.0                -
  Payment of obligation to fund accumulated deficit of
    discontinued GIC Segment..................................       (1,215.4)                -                  -
  Capital contribution from the Holding Company...............            -                 300.0                -
  Other, net..................................................          (48.2)                -                  -
                                                                -----------------  -----------------  -----------------

Net cash (used) provided by financing activities..............         (998.8)             (725.7)           4,727.7
                                                                -----------------  -----------------  -----------------

Change in cash and cash equivalents...........................           81.1               100.2             (169.7)
Cash and cash equivalents, beginning of year..................          693.6               593.4              763.1
                                                                -----------------  -----------------  -----------------

Cash and Cash Equivalents, End of Year........................   $      774.7       $       693.6      $       593.4
                                                                =================  =================  =================

Supplemental cash flow information
  Interest Paid...............................................   $       89.6       $        34.9      $     1,437.2
                                                                =================  =================  =================
  Income Taxes (Refunded) Paid................................   $      (82.7)      $        49.2      $        41.0
                                                                =================  =================  =================

                 See Notes to Consolidated Financial Statements.

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


 1)     ORGANIZATION

        The Equitable Life Assurance Society of the United States ("Equitable Life") converted to a stock life insurance company on July 22, 1992 and became a wholly owned subsidiary of The Equitable Companies Incorporated (the "Holding Company"). Equitable Life's insurance business, which is comprised of an Individual Insurance and Annuities segment and a Group Pension segment is conducted principally by Equitable Life and its wholly owned life insurance subsidiary, Equitable Variable Life Insurance Company ("EVLICO"). Equitable Life's investment management business, which comprises the Investment Services segment, is conducted principally by Alliance Capital Management L.P. ("Alliance"), Equitable Real Estate Investment Management, Inc. ("EREIM") and Donaldson, Lufkin and Jenrette, Inc. ("DLJ"), an investment banking and brokerage affiliate. AXA, a French holding company for an international group of insurance and related financial services companies is the Holding Company's largest shareholder, owning approximately 60.6% at December 31, 1995 (63.5% assuming conversion of Series E Convertible Preferred Stock held by AXA and 54.2% if all securities convertible into, or options on, common stock were to be converted or exercised).

 2)     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Basis of Presentation and Principles of Consolidation
        -----------------------------------------------------

        The accompanying consolidated financial statements are prepared in conformity with generally accepted accounting principles ("GAAP").

        The accompanying consolidated financial statements include the accounts of Equitable Life and its wholly owned life insurance subsidiaries (collectively, the "Insurance Group"); non-insurance subsidiaries, principally Alliance, an investment advisory subsidiary and EREIM, a real estate investment management subsidiary; and those partnerships and joint ventures in which the Company has control and a majority economic interest (collectively, including its consolidated subsidiaries, the "Company"). The consolidated statement of earnings and cash flow for the year ended December 31, 1993 include the results of operations and cash flow of DLJ, an investment banking and brokerage affiliate, on a consolidated basis through December 15, 1993 (see Note 20). Subsequent to that date, DLJ is accounted for on the equity basis. The Closed Block assets and liabilities and results of operations are presented in the consolidated financial statements as single line items (see Note 6). Unless specifically stated, all disclosures contained herein supporting the consolidated financial statements exclude the Closed Block related amounts.

        The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        All significant intercompany transactions and balances have been eliminated in consolidation other than intercompany transactions and balances with the Closed Block and the discontinued Guaranteed Interest Contract ("GIC") Segment (see Note 7).

        Certain reclassifications have been made in the amounts presented for prior periods to conform these periods with the 1995 presentation.

        Closed Block
        ------------

        As of July 22, 1992, Equitable Life established the Closed Block for the benefit of certain classes of individual participating policies for which Equitable Life had a dividend scale payable in 1991 and which were in force on that date. Assets were allocated to the Closed Block in an amount which, together with anticipated revenues from policies included in the Closed Block, was reasonably expected to be sufficient to support such business, including provision for payment of claims, certain expenses and taxes, and for continuation of dividend scales payable in 1991, assuming the experience underlying such scales continues.

        Assets allocated to the Closed Block inure solely to the benefit of the holders of policies included in the Closed Block and will not revert to the benefit of the Holding Company. The plan of demutualization prohibits the reallocation, transfer, borrowing or lending of assets between the Closed Block and other portions of Equitable Life's General Account, any of its Separate Accounts or to any affiliate of Equitable Life without the approval of the New York Superintendent of Insurance. Closed Block assets and liabilities are carried on the same basis as similar assets and liabilities held in the General Account.

        The excess of Closed Block liabilities over Closed Block assets represents the expected future post-tax contribution from the Closed Block which would be recognized in income over the period the policies and contracts in the Closed Block remain in force. If the actual contribution from the Closed Block in any given period equals or exceeds the expected contribution for such period as determined at the establishment of the Closed Block, the expected contribution would be recognized in income for that period. Any excess of the actual contribution over the expected contribution would also be recognized in income to the extent that the aggregate expected contribution for all prior periods exceeded the aggregate actual contribution. Any remaining excess of actual contribution over expected contributions would be accrued in the Closed Block as a liability for future dividends to be paid to the Closed Block policyholders. If, over the period the policies and contracts in the Closed Block remain in force, the actual contribution from the Closed Block is less than the expected contribution from the Closed Block, only such actual contribution would be recognized in income.

        Discontinued Operations
        -----------------------

        In 1991, the Company's management adopted a plan to discontinue the business operations of the GIC Segment, consisting of the Guaranteed Interest Contract and Group Non-Participating Wind-Up Annuities lines of business. The Company established a pre-tax provision for the estimated future losses of the GIC line of business and a premium deficiency reserve for the Group Non-Participating Wind-Up Annuities. Subsequent losses incurred have been charged to the allowance for future losses and the premium deficiency reserve. Total allowances are based upon management's best judgment and there is no assurance that the ultimate losses will not differ.

        Accounting Changes
        ------------------

        In the first quarter of 1995, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 114, "Accounting by Creditors for Impairment of a Loan". This statement applies to all loans, including loans restructured in a troubled debt restructuring involving a modification of terms. This statement addresses the accounting for impairment of a loan by specifying how allowances for credit losses should be determined. Impaired loans within the scope of this statement are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. The Company provides for impairment of loans through an allowance for possible losses. The adoption of this statement did not have a material effect on the level of these allowances or on the Company's consolidated statements of earnings and shareholder's equity.

        In the fourth quarter of 1994 (effective as of January 1, 1994), the Company adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits," which required employers to recognize the obligation to provide postemployment benefits. Implementation of this statement resulted in a charge for the cumulative effect of accounting change of $27.1 million, net of a Federal income tax benefit of $14.6 million.

        At December 31, 1993, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," which expanded the use of fair value accounting for those securities that a company does not have positive intent and ability to hold to maturity. Implementation of this statement increased consolidated shareholder's equity by $62.6 million, net of deferred policy acquisition costs, amounts attributable to participating group annuity contracts and deferred Federal income tax. Beginning coincident with issuance of SFAS No. 115 implementation guidance in November 1995, the Financial Accounting Standards Board ("FASB") permitted companies a one-time opportunity, through December 31, 1995, to reassess the appropriateness of the classification of all securities held at that time. On December 1, 1995, the Company transferred $4,794.9 million of securities classified as held to maturity to the available for sale portfolio. As a result consolidated shareholder's equity increased by $126.2 million, net of deferred policy acquisition costs, amounts attributable to participating group annuity contracts and deferred Federal income tax.

        New Accounting Pronouncements
        -----------------------------

        In January 1995, the FASB issued SFAS No. 120, "Accounting and Reporting by Mutual Life Insurance Enterprises and by Insurance Enterprises for Certain Long-Duration Participating Contracts," which permits, but does not require, stock life insurance companies with participating life contracts to account for those contracts in accordance with Statement of Position No. 95-1, "Accounting for Certain Insurance Activities of Mutual Life Insurance Enterprises". The Company has decided to retain the existing methodology to account for traditional participating policies and, therefore, will not adopt this statement.

        In March 1995, the FASB issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," which requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of such assets may not be recoverable. The Company will implement this statement as of January 1, 1996. The cumulative effect of this accounting change will be a charge of $23.4 million, net of a Federal income tax benefit of $12.1 million, due to the writedown to fair value of building improvements relating to facilities being vacated beginning in 1996. The Company currently provides allowances for possible losses for other assets under the scope of this statement. Management has not yet determined the impact of this statement on assets to be held and used.

        In May 1995, the FASB issued SFAS No. 122, "Accounting for Mortgage Servicing Rights," which requires a mortgage banking enterprise to recognize rights to service mortgage loans for others as separate assets however those servicing rights are acquired. It further requires capitalized mortgage servicing rights be assessed for impairment based on the fair value of those rights. The Company will implement this statement as of January 1, 1996. Implementation of this statement will not have a material effect on the Company's consolidated financial statements.

        In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation". This statement defines a fair value based method of accounting for stock-based employee compensation plans while continuing to allow an entity to measure compensation cost for such plans using the intrinsic value based method of accounting. Management has decided to retain the current compensation cost methodology prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees".

        Valuation of Investments
        ------------------------

        Fixed maturities, which the Company has both the ability and the intent to hold to maturity, are stated principally at amortized cost. Fixed maturities identified as available for sale are reported at estimated fair value. The amortized cost of fixed maturities is adjusted for impairments in value deemed to be other than temporary.

        Mortgage loans on real estate are stated at unpaid principal balances, net of unamortized discounts and valuation allowances. Effective with the adoption of SFAS No. 114 on January 1, 1995, the valuation allowances are based on the present value of expected future cash flows discounted at the loan's original effective interest rate or the collateral value if the loan is collateral dependent. However, if foreclosure is or becomes probable, the measurement method used is collateral value. Prior to the adoption of SFAS No. 114, the valuation allowances were based on losses expected by management to be realized on transfers of mortgage loans to real estate (upon foreclosure or in-substance foreclosure), on the disposition or settlement of mortgage loans and on mortgage loans management believed may not be collectible in full. In establishing valuation allowances, management previously considered, among other things the estimated fair value of the underlying collateral.

        Real estate, including real estate acquired in satisfaction of debt, is stated at depreciated cost less valuation allowances. At the date of foreclosure (including in-substance foreclosure), real estate acquired in satisfaction of debt is valued at estimated fair value. Valuation allowances on real estate held for the production of income are computed using the forecasted cash flows of the respective properties discounted at a rate equal to the Company's cost of funds; valuation allowances on real estate available for sale are computed using the lower of current estimated fair value, net of disposition costs, or depreciated cost.

        Policy loans are stated at unpaid principal balances.

        Partnerships and joint venture interests in which the Company does not have control and a majority economic interest are reported on the equity basis of accounting and are included either with equity real estate or other equity investments, as appropriate.

        Common stocks are carried at estimated fair value and are included in other equity investments.

        Short-term investments are stated at amortized cost which approximates fair value and are included with other invested assets.

        Cash and cash equivalents includes cash on hand, amounts due from banks and highly liquid debt instruments purchased with an original maturity of three months or less.

        All securities are recorded in the consolidated financial statements on a trade date basis.

        Investment Results and Unrealized Investment Gains (Losses)
        -----------------------------------------------------------

        Net investment income and realized investment gains and losses (collectively, "investment results") related to certain participating group annuity contracts are passed through to the contractholders as interest credited to policyholders' account balances.

        Realized investment gains and losses are determined by specific identification and are presented as a component of revenue. Valuation allowances are netted against the asset categories to which they apply and changes in the valuation allowances are included in investment gains or losses.

        Unrealized investment gains and losses on fixed maturities available for sale and equity securities held by the Company are accounted for as a separate component of shareholder's equity, net of related deferred Federal income taxes, amounts attributable to the discontinued GIC Segment, Closed Block, participating group annuity contracts and deferred policy acquisition costs related to universal life and investment-type products.

        Recognition of Insurance Income and Related Expenses
        ----------------------------------------------------

        Premiums from universal life and investment-type contracts are reported as deposits to policyholders' account balances. Revenues from these contracts consist of amounts assessed during the period against policyholders' account balances for mortality charges, policy administration charges and surrender charges. Policy benefits and claims that are charged to expense include benefit claims incurred in the period in excess of related policyholders' account balances.

        Premiums from traditional life and annuity policies with life contingencies generally are recognized as income when due. Benefits and expenses are matched with such income so as to result in the recognition of profits over the life of the contracts. This match is accomplished by means of the provision for liabilities for future policy benefits and the deferral and subsequent amortization of policy acquisition costs.

        For contracts with a single premium or a limited number of premium payments due over a significantly shorter period than the total period over which benefits are provided, premiums are recorded as income when due with any excess profit deferred and recognized in income in a constant relationship to insurance in force or, for annuities, the amount of expected future benefit payments.

        Premiums from individual health contracts are recognized as income over the period to which the premiums relate in proportion to the amount of insurance protection provided.

        Deferred Policy Acquisition Costs
        ---------------------------------

        The costs of acquiring new business, principally commissions, underwriting, agency and policy issue expenses, all of which vary with and are primarily related to the production of new business, are deferred. Deferred policy acquisition costs are subject to recoverability testing at the time of policy issue and loss recognition testing at the end of each accounting period.

        For universal life products and investment-type products, deferred policy acquisition costs are amortized over the expected average life of the contracts (periods ranging from 15 to 35 years and 5 to 17 years, respectively) as a constant percentage of estimated gross profits arising principally from investment results, mortality and expense margins and surrender charges based on historical and anticipated future experience, updated at the end of each accounting period. The effect on the amortization of deferred policy acquisition costs of revisions to estimated gross profits is reflected in earnings in the period such estimated gross profits are revised. The effect on the deferred policy acquisition cost asset that would result from realization of unrealized gains (losses) is recognized with an offset to unrealized gains (losses) in consolidated shareholder's equity as of the balance sheet date.

        For  traditional  life and  annuity  policies  with life  contingencies, deferred policy acquisition costs are amortized in proportion to anticipated premiums. Assumptions as to anticipated premiums are estimated at the date of policy issue and are consistently applied during the life of the contracts. Deviations from estimated experience are reflected in earnings in the period such deviations occur. For these contracts, the amortization periods generally are for the estimated life of the policy.

        For individual health benefit insurance, deferred policy acquisition costs are amortized over the expected average life of the contracts (10 years for major medical policies and 20 years for disability income products) in proportion to anticipated premium revenue at time of issue.

        Policyholders' Account Balances and Future Policy Benefits
        ----------------------------------------------------------

        Policyholders' account balances for universal life and investment-type contracts are equal to the policy account values. The policy account values represent an accumulation of gross premium payments plus credited interest less expense and mortality charges and withdrawals.

        For traditional life insurance policies, future policy benefit and dividend liabilities are estimated using a net level premium method on the basis of actuarial assumptions as to mortality, persistency and interest established at policy issue. Assumptions established at policy issue as to mortality and persistency are based on the Insurance Group's experience which, together with interest and expense assumptions, provide a margin for adverse deviation. When the liabilities for future policy benefits plus the present value of expected future gross premiums for a product are insufficient to provide for expected future policy benefits and expenses for that product, deferred policy acquisition costs are written off and thereafter, if required, a premium deficiency reserve is established by a charge to earnings. Benefit liabilities for traditional annuities during the accumulation period are equal to accumulated contractholders' fund balances and after annuitization are equal to the present value of expected future payments. Interest rates used in establishing such liabilities range from 2.25% to 11.5% for life insurance liabilities and from 2.25% to 13.5% for annuity liabilities.

        Individual health benefit liabilities for active lives are estimated using the net level premium method, and assumptions as to future morbidity, withdrawals and interest which provide a margin for adverse deviation. Benefit liabilities for disabled lives are estimated using the present value of benefits method and experience assumptions as to claim terminations, expenses and interest.

        Claim reserves and associated liabilities for individual disability income and major medical policies were $639.6 million, $570.6 million at December 31, 1995 and 1994, respectively. Incurred benefits (benefits paid plus changes in claim reserves) and benefits paid for individual disability income and major medical policies are summarized as follows:

                                                                           YEARS ENDED DECEMBER 31,
                                                            --------------------------------------------------------
                                                                  1995               1994                1993
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)

        Incurred benefits related to current year..........  $       176.0       $      188.6       $      193.1
        Incurred benefits related to prior years...........           67.8               28.7              106.1
                                                            -----------------   ----------------   -----------------
        Total Incurred Benefits............................  $       243.8       $      217.3       $      299.2
                                                            =================   ================   =================

        Benefits paid related to current year..............  $        37.0       $       43.7       $       48.9
        Benefits paid related to prior years...............          137.8              132.3              123.1
                                                            -----------------   ----------------   -----------------
        Total Benefits Paid................................  $       174.8       $      176.0       $      172.0
                                                            =================   ================   =================

        The amount of policyholders' dividends to be paid (including those on policies included in the Closed Block) is determined annually by
        Equitable   Life's  Board  of  Directors.   The   aggregate   amount  of
        policyholders' dividends is related to actual interest, mortality, morbidity and expense experience for the year and judgment as to the appropriate level of statutory surplus to be retained by Equitable Life.

        Equitable Life is subject to limitations on the amount of statutory profits which can be retained with respect to certain classes of individual participating policies that were in force on July 22, 1992 which are not included in the Closed Block and with respect to participating policies issued subsequent to July 22, 1992. Excess statutory profits, if any, will be distributed over time to such policyholders and will not be available to Equitable Life's shareholder. Earnings in excess of limitations are accrued as policyholders' dividends.

        At December 31, 1995, participating policies including those in the Closed Block represent approximately 27.2% ($58.4 billion) of directly written life insurance in force, net of amounts ceded. Participating policies represent primarily all of the premium income as reflected in the consolidated statements of earnings and in the results of the Closed Block.

        Federal Income Taxes
        --------------------

        Equitable Life and its life insurance and non-life insurance subsidiaries file a consolidated Federal income tax return with the Holding Company and its non-life insurance subsidiaries. Current Federal income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. Deferred income tax assets and liabilities are recognized based on the difference between financial statement carrying amounts and income tax bases of assets and liabilities using enacted income tax rates and laws.

        Separate Accounts
        -----------------

        Separate Accounts are established in conformity with the New York State Insurance Law and generally are not chargeable with liabilities that arise from any other business of the Insurance Group. Separate Accounts assets are subject to General Account claims only to the extent the value of such assets exceeds the Separate Accounts liabilities.

        Assets and liabilities of the Separate Accounts, representing net deposits and accumulated net investment earnings less fees, held primarily for the benefit of contractholders, and for which the Insurance Group does not bear the investment risk, are shown as separate captions in the consolidated balance sheets. The Insurance Group bears the investment risk on assets held in one Separate Account, therefore, such assets are carried on the same basis as similar assets held in the General Account portfolio. Assets held in the other Separate Accounts are carried at quoted market values or, where quoted values are not available, at estimated fair values as determined by the Insurance Group.

        The investment results of Separate Accounts on which the Insurance Group does not bear the investment risk are reflected directly in Separate Accounts liabilities. For the years ended December 31, 1995, 1994 and 1993, investment results of such Separate Accounts were $1,956.3 million, $676.3 million and $1,676.5 million, respectively.

        Deposits to all Separate Accounts are reported as increases in Separate Accounts liabilities and are not reported in revenues. Mortality, policy administration and surrender charges on all Separate Accounts are included in revenues.

 3)     INVESTMENTS

        The following tables provide additional information relating to fixed maturities and equity securities:


                                                                        GROSS               GROSS
                                                   AMORTIZED          UNREALIZED         UNREALIZED         ESTIMATED
                                                      COST              GAINS              LOSSES           FAIR VALUE
                                                -----------------  -----------------   ----------------   ---------------
                                                                             (IN MILLIONS)
        DECEMBER 31, 1995
        -----------------
        Fixed Maturities:
          Available for Sale:
            Corporate..........................  $    10,910.7      $       617.6       $      118.1       $   11,410.2
            Mortgage-backed....................        1,838.0               31.2                1.2            1,868.0
            U.S. Treasury securities and
              U.S. government and
              agency securities................        2,257.0               77.8                4.1            2,330.7
            States and political subdivisions..           45.7                5.2                -                 50.9
            Foreign governments................          124.5               11.0                 .2              135.3
            Redeemable preferred stock.........          108.1                5.3                8.6              104.8
                                                -----------------  -----------------   ----------------   ---------------
        Total Available for Sale...............  $    15,284.0      $       748.1       $      132.2       $   15,899.9
                                                =================  =================   ================   ===============

        Equity Securities:
          Common stock.........................  $        97.3      $        49.1       $       18.0       $      128.4
                                                =================  =================   ================   ===============

        December 31, 1994
        -----------------
        Fixed Maturities:
          Available for Sale:
            Corporate..........................  $     5,663.4      $        34.6       $      368.0       $    5,330.0
            Mortgage-backed....................          686.0                2.9               44.8              644.1
            U.S. Treasury securities and
              U.S. government and
              agency securities................        1,519.3                6.7               71.9            1,454.1
            States and political subdivisions..           23.4                 .1                 .7               22.8
            Foreign governments................           43.8                 .3                4.2               39.9
            Redeemable preferred stock.........          108.4                 .4               13.7               95.1
                                                -----------------  -----------------   ----------------   ---------------
        Total Available for Sale...............  $     8,044.3      $        45.0       $      503.3       $    7,586.0
                                                =================  =================   ================   ===============
          Held to Maturity:
            Corporate..........................  $     4,661.0      $        67.9       $      233.8       $    4,495.1
            U.S. Treasury securities and
              U.S. government and
              agency securities................          428.9                4.6               44.2              389.3
            States and political subdivisions..           63.4                 .9                3.7               60.6
            Foreign governments................           69.7                4.2                2.0               71.9
                                                =================  =================   ================   ===============
        Total Held to Maturity.................  $     5,223.0      $        77.6       $      283.7       $    5,016.9
                                                =================  =================   ================   ===============

        Equity Securities:
          Common stock.........................  $       126.4      $        31.2       $       23.5       $      134.1
                                                =================  =================   ================   ===============

        For publicly traded fixed maturities and equity securities, estimated fair value is determined using quoted market prices. For fixed maturities without a readily ascertainable market value, the Company has determined an estimated fair value using a discounted cash flow approach, including provisions for credit risk, generally based upon the assumption that such securities will be held to maturity. Estimated fair value for equity securities, substantially all of which do not have a readily ascertainable market value, has been determined by the Company. Such estimated fair values do not necessarily represent the values for which these securities could have been sold at the dates of the consolidated balance sheets. At December 31, 1995 and 1994, securities without a readily ascertainable market value having an amortized cost of $3,748.9 million and $3,980.4 million, respectively, had estimated fair values of $3,981.8 million and $3,858.7 million, respectively.

        The contractual maturity of bonds at December 31, 1995 is shown below:


                                                                                        AVAILABLE FOR SALE
                                                                                ------------------------------------
                                                                                   AMORTIZED          ESTIMATED
                                                                                     COST             FAIR VALUE
                                                                                ----------------   -----------------
                                                                                           (IN MILLIONS)

        Due in one year or less................................................  $      357.9       $      360.0
        Due in years two through five..........................................       3,773.1            3,847.1
        Due in years six through ten...........................................       4,709.8            4,821.8
        Due after ten years....................................................       4,497.1            4,898.2
        Mortgage-backed securities.............................................       1,838.0            1,868.0
                                                                                ----------------   -----------------
        Total..................................................................  $   15,175.9       $   15,795.1
                                                                                ================   =================

        Bonds not due at a single maturity date have been included in the above table in the year of final maturity. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

        Investment valuation allowances and changes thereto are shown below:


                                                                           YEARS ENDED DECEMBER 31,
                                                            --------------------------------------------------------
                                                                  1995               1994                1993
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)

        Balances, beginning of year........................  $       284.9       $      355.6       $      512.0
        Additions charged to income........................          136.0               51.0               92.8
        Deductions for writedowns and asset dispositions...          (95.6)            (121.7)            (249.2)
                                                            -----------------   ----------------   -----------------
        Balances, End of Year..............................  $       325.3       $      284.9       $      355.6
                                                            =================   ================   =================

        Balances, end of year comprise:
          Mortgage loans on real estate....................  $        65.5       $       64.2       $      144.4
          Equity real estate...............................          259.8              220.7              211.2
                                                            -----------------   ----------------   -----------------
        Total..............................................  $       325.3       $      284.9       $      355.6
                                                            =================   ================   =================

        Deductions for writedowns and asset dispositions for 1993 include an $87.1 million writedown of fixed maturity investments at December 31, 1993 as a result of adopting a new accounting statement for the valuation of these investments that requires specific writedowns instead of valuation allowances.

        At December 31, 1995, the carrying values of investments held for the production of income which were non-income producing for the twelve months preceding the consolidated balance sheet date were $37.2 million of fixed maturities and $84.7 million of mortgage loans on real estate.

        The Insurance Group's fixed maturity investment portfolio includes corporate high yield securities consisting of public high yield bonds, redeemable preferred stocks and directly negotiated debt in leveraged buyout transactions. The Insurance Group seeks to minimize the higher than normal credit risks associated with such securities by monitoring the total investments in any single issuer or total investment in a particular industry group. Certain of these corporate high yield securities are classified as other than investment grade by the various rating agencies, i.e., a rating below Baa or National Association of Insurance Commissioners ("NAIC") designation of 3 (medium grade), 4 or 5 (below investment grade) or 6 (in or near default). At December 31, 1995, approximately 15.57% of the $15,139.9 million aggregate amortized cost of bonds held by the Insurance Group were considered to be other than investment grade.

        In addition to its holdings of corporate high yield securities, the Insurance Group is an equity investor in limited partnership interests which primarily invest in securities considered to be other than investment grade.

        The Company has restructured or modified the terms of certain fixed maturity investments. The fixed maturity portfolio, based on amortized cost, includes $15.9 million and $30.5 million at December 31, 1995 and 1994, respectively, of such restructured securities. These amounts include fixed maturities which are in default as to principal and/or interest payments, are to be restructured pursuant to commenced negotiations or where the borrowers went into bankruptcy subsequent to acquisition (collectively, "problem fixed maturities") of $1.6 million and $9.7 million as of December 31, 1995 and 1994, respectively. Gross interest income that would have been recorded in accordance with the original terms of restructured fixed maturities amounted to $3.0 million, $7.5 million and $11.7 million in 1995, 1994 and 1993, respectively. Gross interest income on these fixed maturities included in net investment income aggregated $2.9 million, $6.8 million and $9.7 million in 1995, 1994 and 1993, respectively.

        At December 31, 1995 and 1994, mortgage loans on real estate with scheduled payments 60 days (90 days for agricultural mortgages) or more past due or in foreclosure (collectively, "problem mortgage loans on real estate") had an amortized cost of $87.7 million (2.4% of total mortgage loans on real estate) and $96.9 million (2.3% of total mortgage loans on real estate), respectively.

        The payment terms of mortgage loans on real estate may from time to time be restructured or modified. The investment in restructured mortgage loans on real estate, based on amortized cost, amounted to $531.5 million and $447.9 million at December 31, 1995 and 1994, respectively. These amounts include $3.8 million and $1.0 million of problem mortgage loans on real estate at December 31, 1995 and 1994, respectively. Gross interest income on restructured mortgage loans on real estate that would have been recorded in accordance with the original terms of such loans amounted to $52.1 million, $44.9 million and $51.8 million in 1995, 1994 and 1993, respectively. Gross interest income on these loans included in net investment income aggregated $37.4 million, $32.8 million and $46.0 million in 1995, 1994 and 1993, respectively.

        Impaired mortgage loans (as defined under SFAS No. 114) along with the related provision for losses were as follows:


                                                                                                 December 31, 1995
                                                                                                 -------------------
                                                                                                   (IN MILLIONS)

        Impaired mortgage loans with provision for losses.......................................  $        310.1
        Impaired mortgage loans with no provision for losses....................................           160.8
                                                                                                 -------------------
        Recorded investment in impaired mortgage loans..........................................           470.9
        Provision for losses....................................................................            62.7
                                                                                                 -------------------
        Net Impaired Mortgage Loans.............................................................  $        408.2
                                                                                                 ===================

        Impaired mortgage loans with no provision for losses are loans where the fair value of the collateral or the net present value of the loan equals or exceeds the recorded investment. Interest income earned on loans where the collateral value is used to measure impairment is recorded on a cash basis. Interest income on loans where the present value method is used to measure impairment is accrued on the net carrying value amount of the loan at the interest rate used to discount the cash flows. Changes in the present value attributable to changes in the amount or timing of expected cash flows are reported as investment gains or losses.

        During the year ended December 31, 1995, the Company's average recorded investment in impaired mortgage loans was $429.0 million. Interest income recognized on these impaired mortgage loans totaled $27.9 million for the year ended December 31, 1995, including $13.4 million recognized on a cash basis.

        At December 31, 1995, investments owned of any one issuer, including its affiliates, for which the aggregate carrying values are 10% or more of total shareholders' equity, were $508.3 million relating to Trammell Crow and affiliates (including holdings of the Closed Block and the discontinued GIC Segment). The amount includes restructured mortgage loans on real estate with an amortized cost of $152.4 million. A $294.0 million commercial loan package which was in bankruptcy at the beginning of the year was resolved in 1995, with part of the package reclassified as restructured and the remainder reclassified as equity real estate.

        The Insurance Group's investment in equity real estate is through direct ownership and through investments in real estate joint ventures. At December 31, 1995 and 1994, the carrying value of equity real estate available for sale amounted to $255.5 million and $447.8 million, respectively. For the years ended December 31, 1995, 1994 and 1993, respectively, real estate of $35.3 million, $189.8 million and $261.8 million was acquired in satisfaction of debt. At December 31, 1995 and 1994, the Company owned $862.7 million and $1,086.9 million, respectively, of real estate acquired in satisfaction of debt.

        Depreciation of real estate is computed using the straight-line method over the estimated useful lives of the properties, which generally range from 40 to 50 years. Accumulated depreciation on real estate was $662.4 million and $703.1 million at December 31, 1995 and 1994, respectively. Depreciation expense on real estate totaled $121.7 million, $117.0 million and $115.3 million for the years ended December 31, 1995, 1994 and 1993, respectively.

 4)     JOINT VENTURES AND PARTNERSHIPS

        Summarized combined financial information of real estate joint ventures (38 and 47 individual ventures as of December 31, 1995 and 1994, respectively) and of limited partnership interests accounted for under the equity method, in which the Company has an investment of $10.0 million or greater and an equity interest of 10% or greater is as follows:


                                                                                           DECEMBER 31,
                                                                                ------------------------------------
                                                                                     1995                1994
                                                                                ----------------   -----------------
                                                                                           (IN MILLIONS)
        FINANCIAL POSITION
        Investments in real estate, at depreciated cost........................  $    2,684.1       $    2,786.7
        Investments in securities, generally at estimated fair value...........       2,459.8            3,071.2
        Cash and cash equivalents..............................................         489.1              359.8
        Other assets...........................................................         270.8              398.7
                                                                                ----------------   -----------------
        Total assets...........................................................       5,903.8            6,616.4
                                                                                ----------------   -----------------
        Borrowed funds - third party...........................................       1,782.3            1,759.6
        Borrowed funds - the Company...........................................         220.5              238.0
        Other liabilities......................................................         593.9              987.7
                                                                                ----------------   -----------------
        Total liabilities......................................................       2,596.7            2,985.3
                                                                                ----------------   -----------------
        Partners' Capital......................................................  $    3,307.1       $    3,631.1
                                                                                ================   =================

        Equity in partners' capital included above.............................  $      902.2       $      964.2
        Equity in limited partnership interests not included above.............         212.8              224.6
        Excess (deficit) of equity in partners' capital over investment cost
          and equity earnings..................................................           3.6               (1.8)
        Notes receivable from joint venture....................................           5.3                6.1
                                                                                ----------------   -----------------
        Carrying Value.........................................................  $    1,123.9       $    1,193.1
                                                                                ================   =================

                                                                           YEARS ENDED DECEMBER 31,
                                                            --------------------------------------------------------
                                                                  1995               1994                1993
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)
        STATEMENTS OF EARNINGS
        Revenues of real estate joint ventures.............  $       463.5       $      537.7       $      602.7
        Revenues of other limited partnership interests....          242.3              103.4              319.1
        Interest expense - third party.....................         (135.3)            (114.9)            (118.8)
        Interest expense - the Company.....................          (41.0)             (36.9)             (52.1)
        Other expenses.....................................         (397.7)            (430.9)            (531.7)
                                                            -----------------   ----------------   -----------------
        Net Earnings.......................................  $       131.8       $       58.4       $      219.2
                                                            =================   ================   =================

        Equity in net earnings included above..............  $        49.1       $       18.9       $       71.6
        Equity in net earnings of limited partnerships
          interests not included above.....................           44.8               25.3               46.3
        Excess of earnings in joint ventures over equity
          ownership percentage and amortization of
          differences in bases.............................             .9                1.8                9.2
        Interest on notes receivable.......................             .1                -                   .5
                                                            -----------------   ----------------   -----------------
        Total Equity in Net Earnings.......................  $        94.9       $       46.0       $      127.6
                                                            =================   ================   =================

 5)     NET INVESTMENT INCOME AND INVESTMENT GAINS (LOSSES)

        The sources of net investment income are summarized as follows:

                                                                           YEARS ENDED DECEMBER 31,
                                                            --------------------------------------------------------
                                                                  1995               1994                1993
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)

        Fixed maturities...................................  $     1,151.0       $    1,024.5       $      981.7
        Trading account securities.........................            -                  -                709.3
        Securities purchased under resale agreements.......            -                  -                533.8
        Mortgage loans on real estate......................          329.0              384.3              457.4
        Equity real estate.................................          560.4              561.8              539.1
        Other equity investments...........................           76.9               35.7              110.4
        Policy loans.......................................          144.4              122.7              117.0
        Broker-dealer related receivables..................            -                  -                292.2
        Other investment income............................          279.7              336.3              304.9
                                                            -----------------   ----------------   -----------------

          Gross investment income..........................        2,541.4            2,465.3            4,045.8
                                                            -----------------   ----------------   -----------------

        Interest expense to finance short-term trading
          instruments......................................            -                  -                983.4
        Other investment expenses..........................          413.7              434.4              463.1
                                                            -----------------   ----------------   -----------------
          Investment expenses..............................          413.7              434.4            1,446.5
                                                            -----------------   ----------------   -----------------

        Net Investment Income..............................  $     2,127.7       $    2,030.9       $    2,599.3
                                                            =================   ================   =================

        Investment gains (losses), net, including changes in the valuation allowances, are summarized as follows:

                                                                           YEARS ENDED DECEMBER 31,
                                                            --------------------------------------------------------
                                                                  1995               1994                1993
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)

        Fixed maturities...................................  $       119.9       $      (14.1)      $      123.1
        Mortgage loans on real estate......................          (40.2)             (43.1)             (65.1)
        Equity real estate.................................          (86.6)              20.6              (18.5)
        Other equity investments...........................           12.8               76.0              119.5
        Dealer and trading gains...........................            -                  -                372.5
        Sales of newly issued Alliance Units...............            -                 52.4                -
        Other..............................................            (.6)               -                  1.9
                                                            -----------------   ----------------   -----------------
        Investment Gains, Net..............................  $         5.3       $       91.8       $      533.4
                                                            =================   ================   =================

        Writedowns of fixed maturities amounted to $46.7 million, $30.8 million and $5.4 million for the years ended December 31, 1995, 1994 and 1993, respectively.

        For the years ended December 31, 1995 and 1994, respectively, proceeds received on sales of fixed maturities classified as available for sale amounted to $8,206.0 million and $5,253.9 million. Gross gains of $211.4 million and $65.2 million and gross losses of $64.2 million and $50.8 million, respectively, were realized on these sales. The change in
        unrealized   investment  gains  (losses)  related  to  fixed  maturities classified as available for sale for the years ended December 31, 1995 and 1994 amounted to $1,077.2 million and $(742.2) million, respectively.

        Gross gains of $188.5 million and gross losses of $145.0 million were realized on sales of investments in fixed maturities held for investment and available for sale for the year ended December 31, 1993.

        During each of the years ended December 31, 1995 and 1994, one security classified as held to maturity was sold and during the eleven months ended November 30, 1995 and the year ended December 31, 1994, respectively, twelve and six securities so classified were transferred to the available for sale portfolio. All actions were taken as a result of a significant deterioration in creditworthiness. The aggregate amortized cost of the securities sold were $1.0 million and $19.9 million with a related investment gain of $-0- million and $.8 million recognized in 1995 and 1994, respectively; the aggregate amortized cost of the securities transferred was $116.0 million and $42.8 million with gross unrealized investment losses of $3.2 million and $3.1 million charged to consolidated shareholders' equity for the eleven months ended November 30, 1995 and the year ended December 31, 1994, respectively. On December 1, 1995, the Company transferred $4,794.9 million of securities classified as held to maturity to the available for sale portfolio. As a result, unrealized gains on fixed maturities increased $307.0 million, offset by deferred policy acquisition costs of $73.7 million, amounts attributable to participating group annuity contracts of $39.2 million and deferred Federal income tax of $67.9 million.

        Investment gains from other equity investments for the year ended December 31, 1993, included $79.9 million generated by DLJ's involvement in long-term corporate development investments.

        For the years ended December 31, 1995, 1994 and 1993, investment results passed through to certain participating group annuity contracts as interest credited to policyholders' account balances amounted to $131.2 million, $175.8 million and $243.2 million, respectively.

        During 1995, Alliance entered into an agreement to acquire the business of Cursitor-Eaton Asset Management Company and Cursitor Holdings Limited (collectively, "Cursitor") for approximately $141.5 million consisting of $84.9 million in cash, 1,764,115 of Alliance's publicly traded units ("Alliance Units"), 6% notes aggregating $21.5 million payable ratably over four years, and substantial additional consideration which will be determined at a later date. The transaction, which is expected to be completed during the first quarter of 1996, is subject to the receipt of consents, regulatory approvals, and certain other closing conditions, including client approval of the transfer of Cursitor accounts. Upon completion of this transaction, the Company's ownership percentage of Alliance will be reduced.

        In 1994, Alliance sold 4.96 million newly issued Alliance Units to third parties at prevailing market prices. The sales decreased the Company's ownership of Alliance's Units from 63.2% to 59.2%. In addition, the Company continues to hold its 1% general partnership interest in Alliance. The Company recognized an investment gain of $52.4 million as a result of these transactions.

        The Company's ownership interest in Alliance will be further reduced upon the exercise of options granted to certain Alliance employees. At December 31, 1995, Alliance had options outstanding to purchase an aggregate of 4.8 million Alliance Units at a price ranging from $6.0625 to $22.25 per unit. Options are exercisable at a rate of 20% on each of the first five anniversary dates from the date of grant.

        Net unrealized investment gains (losses), included in the consolidated balance sheets as a component of equity and the changes for the corresponding years, are summarized as follows:


                                                                           YEARS ENDED DECEMBER 31,
                                                            --------------------------------------------------------
                                                                  1995               1994                1993
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)

        Balance, beginning of year.........................  $      (203.0)      $      131.9       $       78.8
        Changes in unrealized investment (losses) gains....        1,117.7             (823.8)             (14.1)
        Effect of adopting SFAS No. 115....................            -                  -                283.9
        Changes in unrealized investment (gains)
          losses attributable to:
            Participating group annuity contracts..........          (78.1)              40.8              (36.2)
            Deferred policy acquisition costs..............         (208.4)             269.5             (150.5)
            Deferred Federal income taxes..................         (290.0)             178.6              (30.0)
                                                            -----------------   ----------------   -----------------
        Balance, End of Year...............................  $       338.2       $     (203.0)      $      131.9
                                                            =================   ================   =================


                                                                           YEARS ENDED DECEMBER 31,
                                                            --------------------------------------------------------
                                                                  1995               1994                1993
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)
        Balance, end of year comprises:
          Unrealized investment (losses) gains on:
            Fixed maturities...............................  $       615.9       $     (461.3)      $      283.9
            Other equity investments.......................           31.1                7.7               75.8
            Other..........................................           31.6               14.5               25.0
                                                            -----------------   ----------------   -----------------
              Total........................................          678.6             (439.1)             384.7
          Amounts of unrealized investment (gains)
            losses attributable to:
              Participating group annuity contracts........          (72.2)               5.9              (34.9)
              Deferred policy acquisition costs............          (89.4)             119.0             (150.5)
              Deferred Federal income taxes................         (178.8)             111.2              (67.4)
                                                            -----------------   ----------------   -----------------
        Total..............................................  $       338.2       $     (203.0)      $      131.9
                                                            =================   ================   =================

 6)     CLOSED BLOCK

        Summarized financial information of the Closed Block follows:


                                                                                          DECEMBER 31,
                                                                              --------------------------------------
                                                                                    1995                 1994
                                                                              -----------------    -----------------
                                                                                          (IN MILLIONS)
        Assets
        Fixed Maturities:
          Available for sale, at estimated fair value (amortized cost,
            $3,662.8 and $1,270.3)...........................................  $    3,896.2         $    1,197.0
          Held to maturity, at amortized cost (estimated fair value of
            $1,785.0 in 1994)................................................           -                1,927.8
        Mortgage loans on real estate........................................       1,368.8              1,543.7
        Policy loans.........................................................       1,797.2              1,827.9
        Cash and other invested assets.......................................         440.9                442.5
        Deferred policy acquisition costs....................................         823.6                878.1
        Other assets.........................................................         286.1                288.5
                                                                              -----------------    -----------------
        Total Assets.........................................................  $    8,612.8         $    8,105.5
                                                                              =================    =================

        Liabilities
        Future policy benefits and policyholders' account balances...........  $    9,346.7         $    8,965.3
        Other liabilities....................................................         160.5                104.2
                                                                              -----------------    -----------------
        Total Liabilities....................................................  $    9,507.2         $    9,069.5
                                                                              =================    =================


                                                                           YEARS ENDED DECEMBER 31,
                                                            --------------------------------------------------------
                                                                  1995               1994                1993
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)
        Revenues
        Premiums and other revenue.........................  $       753.4       $       798.1      $      860.2
        Investment income (net of investment
          expenses of $26.7, $19.0 and $17.3)..............          538.9               523.0             526.5
        Investment losses, net.............................          (20.2)              (24.0)            (15.0)
                                                            -----------------   ----------------   -----------------
              Total revenues...............................        1,272.1             1,297.1           1,371.7
                                                            -----------------   ----------------   -----------------

        Benefits and Other Deductions
        Policyholders' benefits and dividends..............        1,085.1             1,075.6           1,141.4
        Other operating costs and expenses.................           62.6                70.5             102.0
                                                            -----------------   ----------------   -----------------
              Total benefits and other deductions..........        1,147.7             1,146.1           1,243.4
                                                            -----------------   ----------------   -----------------

        Contribution from the Closed Block.................  $       124.4       $       151.0      $      128.3
                                                            =================   ================   =================

        The fixed maturity portfolio, based on amortized cost, includes $4.3 million and $23.8 million at December 31, 1995 and 1994, respectively, of restructured securities which includes problem fixed maturities of $1.9 million and $6.4 million, respectively.

        During the eleven months ended November 30, 1995, one security classified as held to maturity was sold and ten securities classified as held to maturity were transferred to the available for sale portfolio. All actions resulted from a significant deterioration in creditworthiness. The amortized cost of the security sold was $4.2 million. The aggregate amortized cost of the securities transferred was $81.3 million with gross unrealized investment losses of $.1 million transferred to equity. At December 1, 1995, $1,750.7 million of securities classified as held to maturity were transferred to the available for sale portfolio. As a result, unrealized gains of $88.5 million on fixed maturities were recognized and offset by an increase to the deferred dividend liability. Implementation of SFAS No. 115 for the valuation of fixed maturities at December 31, 1993 resulted in the recognition of a deferred dividend liability of $49.6 million.

        At December 31, 1995 and 1994, problem mortgage loans on real estate had an amortized cost of $36.5 million and $27.6 million, respectively, and mortgage loans on real estate for which the payment terms have been restructured had an amortized cost of $137.7 million and $179.2 million, respectively. At December 31, 1995 and 1994, the restructured mortgage loans on real estate amount included $8.8 million and $.7 million, respectively, of problem mortgage loans on real estate.

        Valuation allowances amounted to $18.4 million and $46.2 million on mortgage loans on real estate and $4.3 million and $2.6 million on equity real estate at December 31, 1995 and 1994, respectively. Writedowns of fixed maturities amounted to $16.8 million and $15.9 million and $1.7 million for the years ended December 31, 1995, 1994 and 1993, respectively.

        Many expenses related to Closed Block operations are charged to operations outside of the Closed Block; accordingly, the contribution from the Closed Block does not represent the actual profitability of the Closed Block operations. Operating costs and expenses outside of the Closed Block are, therefore, disproportionate to the business outside of the Closed Block.

 7)     DISCONTINUED OPERATIONS

        Summarized financial information of the GIC Segment follows:

                                                                                          DECEMBER 31,
                                                                              --------------------------------------
                                                                                    1995                 1994
                                                                              -----------------    -----------------
                                                                                          (IN MILLIONS)
        Assets
        Mortgage loans on real estate........................................  $    1,485.8         $    1,730.5
        Equity real estate...................................................       1,122.1              1,194.8
        Other invested assets................................................         665.2                978.8
        Other assets.........................................................         579.3                529.5
                                                                              -----------------    -----------------
        Total Assets.........................................................  $    3,852.4         $    4,433.6
                                                                              =================    =================

        Liabilities
        Policyholders' liabilities...........................................  $    1,399.8         $    1,924.0
        Allowance for future losses..........................................         164.2                185.6
        Amounts due to continuing operations.................................       2,097.1              2,108.6
        Other liabilities....................................................         191.3                215.4
                                                                              -----------------    -----------------
        Total Liabilities....................................................  $    3,852.4         $    4,433.6
                                                                              =================    =================

                                                                           YEARS ENDED DECEMBER 31,
                                                            --------------------------------------------------------
                                                                  1995               1994                1993
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)
        Revenues
        Investment income (net of investment expenses
          of $143.8, $174.0 and $175.8)....................  $       325.1       $      395.0       $      535.1
        Investment (losses) gains, net.....................          (22.9)              26.8              (22.6)
        Policy fees, premiums and other income.............             .7                 .3                8.7
                                                            -----------------   ----------------   -----------------
        Total revenues.....................................          302.9              422.1              521.2

        Benefits and other deductions......................          328.0              443.8              545.9
                                                            -----------------   ----------------   -----------------
        Losses Charged to Allowance for Future Losses......  $       (25.1)      $      (21.7)      $      (24.7)
                                                            =================   ================   =================

        In 1991, the Company established a pre-tax provision of $396.7 million for the estimated future losses of the GIC Segment. At December 31, 1993, implementation of SFAS No. 115 for the valuation of fixed maturities resulted in a benefit of $13.1 million, offset by a corresponding addition to the allowance for future losses.

        The amounts due to continuing operations at December 31, 1994 consisted of $3,324.0 million borrowed by the GIC Segment from continuing operations, offset by $1,215.4 million representing an obligation of continuing operations to provide assets to fund the accumulated deficit of the GIC Segment. In January 1995, continuing operations transferred $1,215.4 million in cash to the GIC Segment in settlement of its obligation. Subsequently, the GIC Segment remitted $1,155.4 million in cash to continuing operations in partial repayment of borrowings by the GIC Segment. No gains or losses were recognized on these transactions. Amounts due to continuing operations at December 31, 1995, consisted of $2,097.1 million borrowed by the discontinued GIC Segment.

        Investment income included $88.2 million and $97.7 million of interest income for the years ended December 31, 1994 and 1993, respectively, on amounts due from continuing operations. Benefits and other deductions includes $154.6 million, $219.7 million and $197.1 million of interest expense related to amounts borrowed from continuing operations in 1995, 1994 and 1993, respectively.

        Valuation allowances amounted to $19.2 million and $50.2 million on mortgage loans on real estate and $77.9 million and $74.7 million on equity real estate at December 31, 1995 and 1994, respectively. Writedowns of fixed maturities amounted to $8.1 million, $17.8 million and $1.1 million for the years ended December 31, 1995, 1994 and 1993, respectively.

        The fixed maturity portfolio, based on amortized cost, includes $15.1 million and $43.3 million at December 31, 1995 and 1994, respectively, of restructured securities. These amounts include problem fixed maturities of $6.1 million and $9.7 million at December 31, 1995 and 1994, respectively.

        At December 31, 1995 and 1994, problem mortgage loans on real estate had amortized costs of $35.4 million and $14.9 million, respectively, and mortgage loans on real estate for which the payment terms have been restructured had amortized costs of $289.3 million and $371.2 million, respectively.

        At December 31, 1995 and 1994, the GIC Segment had $310.9 million and $312.2 million, respectively, of real estate acquired in satisfaction of debt.

 8)     SHORT-TERM AND LONG-TERM DEBT

        Short-term and long-term debt consists of the following:


                                                                                          DECEMBER 31,
                                                                              --------------------------------------
                                                                                    1995                 1994
                                                                              -----------------    -----------------
                                                                                          (IN MILLIONS)

        Short-term debt......................................................  $        -           $       20.0
                                                                              -----------------    -----------------
        Long-term debt:
        Equitable Life:
          Surplus notes, 6.95%, scheduled to mature 2005.....................         399.3                  -
          Surplus notes, 7.70%, scheduled to mature 2015.....................         199.6                  -
          Eurodollar notes, 10.375% due 1995.................................           -                   34.6
          Eurodollar notes, 10.5% due 1997...................................          76.2                 76.2
          Zero coupon note, 11.25% due 1997..................................         120.1                107.8
          Other..............................................................          16.3                 14.3
                                                                              -----------------    -----------------
              Total Equitable Life...........................................         811.5                232.9
                                                                              -----------------    -----------------
        Wholly Owned and Joint Venture Real Estate:
          Mortgage notes, 4.98% - 12.75% due through 2019....................       1,084.4              1,080.6
                                                                              -----------------    -----------------
        Alliance:
          Other..............................................................           3.4                  3.9
                                                                              -----------------    -----------------
        Total long-term debt.................................................       1,899.3              1,317.4
                                                                              -----------------    -----------------

        Total Short-term and Long-term Debt..................................  $    1,899.3         $    1,337.4
                                                                              =================    =================

        Short-term Debt
        ---------------

        Equitable Life has a $350.0 million bank credit facility available to fund short-term working capital needs and to facilitate the securities settlement process. The credit facility consists of two types of borrowing options with varying interest rates. The interest rates are based on external indices dependent on the type of borrowing and at December 31, 1995 range from 5.8% (the London Interbank Offering Rate plus 22.5 basis points) to 8.5% (the prime rate). There were no borrowings outstanding under this bank credit facility at December 31, 1995.

        Equitable Life has a commercial paper program with an issue limit of $500.0 million. This program is available for general corporate purposes used to support Equitable Life's liquidity needs and is supported by Equitable Life's existing $350.0 million five-year bank credit facility. There were no borrowings outstanding under this program at December 31, 1995.

        In 1994, Alliance established a $100.0 million revolving credit facility with several banks. On March 31, 1997, the revolving credit facility converts into a term loan payable in quarterly installments through March 31, 1999. Outstanding borrowings generally bear interest at the Eurodollar rate plus .875% per annum through March 31, 1997 and at the Eurodollar rate plus 1.125% per annum after conversion through March 31, 1999. In addition, a quarterly commitment fee of .25% per annum is paid on the average daily unused amount. At December 31, 1995, there were no amounts outstanding under the facility.

        In 1994, Alliance also established a $100.0 million commercial paper program and entered into a three-year $100.0 million revolving credit facility with a group of commercial banks to support commercial paper to be issued under the program and for general corporate purposes. Amounts outstanding under the facility bear interest at an annual rate ranging from the Eurodollar rate plus .225% to the Eurodollar rate plus .2875%. A fee of .125% per annum is paid quarterly on the entire facility. At December 31, 1995, Alliance had not issued any commercial paper and there were no amounts outstanding under the revolving credit facility.

        During 1994, EREIM established two bank lines of credit totaling $30.0 million of which $20.0 million was outstanding at December 31, 1994.

        Long-term Debt
        --------------

        Several of the long-term debt agreements have restrictive covenants related to the total amount of debt, net tangible assets and other matters. The Company is in compliance with all debt covenants.

        On December 18, 1995, Equitable Life issued, in accordance with Section 1307 of the New York Insurance Law, $400.0 million of surplus notes having an interest rate of 6.95% scheduled to mature in 2005 and $200.0 million of surplus notes having an interest rate of 7.70% scheduled to mature in 2015. Proceeds from the issuance of the surplus notes were $596.6 million, net of related issuance costs. The unamortized discount on the surplus notes was $1.1 million at December 31, 1995. Payments of interest on or principal of the surplus notes are subject to prior approval by the New York Insurance Department.

        The Company has pledged real estate, mortgage loans, cash and securities amounting to $1,629.7 million and $1,744.4 million at December 31, 1995 and 1994, respectively, as collateral for certain long-term debt.

        At December 31, 1995, aggregate maturities of the long-term debt based on required principal payments at maturity for 1996 and the succeeding four years are $124.0 million, $466.6 million, $309.5 million, $15.8 million, respectively, and $1,015.0 million thereafter.

 9)     FEDERAL INCOME TAXES

        A  summary  of  the  Federal   income  tax  expense   (benefit)  in  the
        consolidated statements of earnings is shown below:


                                                                           YEARS ENDED DECEMBER 31,
                                                            --------------------------------------------------------
                                                                  1995               1994                1993
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)
        Federal income tax expense (benefit):
          Current..........................................  $       (11.7)      $        4.0       $      115.8
          Deferred.........................................          124.1               97.2              (24.5)
                                                            -----------------   ----------------   -----------------
        Total..............................................  $       112.4       $      101.2       $       91.3
                                                            =================   ================   =================

        The Federal income taxes attributable to consolidated operations are different from the amounts determined by multiplying the earnings before Federal income taxes and cumulative effect of accounting change by the expected Federal income tax rate of 35%. The sources of the difference and the tax effects of each are as follows:


                                                                           YEARS ENDED DECEMBER 31,
                                                            --------------------------------------------------------
                                                                  1995               1994                1993
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)

        Expected Federal income tax expense................  $       143.5       $      138.1       $      106.3
        Differential earnings amount.......................            -                (16.8)             (23.2)
        Adjustment of tax audit reserves...................            4.1               (4.6)              22.9
        Tax rate adjustment................................            -                  -                 (5.0)
        Other..............................................          (35.2)             (15.5)              (9.7)
                                                            -----------------   ---------------    -----------------
        Federal Income Tax Expense.........................  $       112.4       $      101.2       $       91.3
                                                            =================   ================   =================

        Prior to the date of demutualization, Equitable Life reduced its deduction for policyholder dividends by the differential earnings amount. This amount was computed, for each tax year, by multiplying Equitable Life's average equity base, as determined for tax purposes, by an estimate of the excess of an imputed earnings rate for stock life insurance companies over the average mutual life insurance companies' earnings rate. The differential earnings amount for each tax year was subsequently recomputed when actual earnings rates were published by the Internal Revenue Service. As a stock life insurance company, Equitable Life is no longer required to reduce its policyholder dividend deduction by the differential earnings amount, but differential earnings amounts for pre-demutualization years were still being recomputed in 1994 and 1993.

        The components of the net deferred Federal income tax asset are as follows:


                                                       DECEMBER 31, 1995                  December 31, 1994
                                                ---------------------------------  ---------------------------------
                                                    ASSETS         LIABILITIES         Assets         Liabilities
                                                ---------------  ----------------  ---------------   ---------------
                                                                           (IN MILLIONS)
        Deferred policy acquisition costs,
          reserves and reinsurance.............  $       -        $      303.2      $        -        $     220.3
        Investments............................          -               326.9               -               18.7
        Compensation and related benefits......        293.0               -               307.3              -
        Other..................................          -                32.3               -                5.8
                                                ---------------  ----------------  ---------------   ---------------
        Total..................................  $     293.0      $      662.4      $      307.3      $     244.8
                                                ===============  ================  ===============   ===============

        The deferred Federal income tax expense (benefit) impacting operations reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The sources of these temporary differences and the tax effects of each are as follows:

                                                                           YEARS ENDED DECEMBER 31,
                                                            --------------------------------------------------------
                                                                  1995               1994                1993
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)
        Deferred policy acquisition costs, reserves
          and reinsurance..................................  $        55.1       $       13.0       $      (46.7)
        Investments........................................           13.0               89.3               60.4
        Compensation and related benefits..................           30.8               10.0              (50.1)
        Other..............................................           25.2              (15.1)              11.9
                                                            -----------------   ----------------   -----------------
        Deferred Federal Income Tax Expense (Benefit)......  $       124.1       $       97.2       $      (24.5)
                                                            =================   ================   =================

        The Internal Revenue Service completed its audit of the Company's Federal income tax returns for the years 1984 through 1988. There was no material effect on the Company's consolidated results of operations.

10)     REINSURANCE AGREEMENTS

        The Insurance Group assumes and cedes reinsurance with other insurance companies. The Insurance Group evaluates the financial condition of its reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. The effect of reinsurance (excluding group life and health) is summarized as follows:


                                                                           YEARS ENDED DECEMBER 31,
                                                            --------------------------------------------------------
                                                                  1995               1994                1993
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)

        Direct premiums....................................  $       474.2       $      476.7       $      458.8
        Reinsurance assumed................................          171.3              180.5              169.9
        Reinsurance ceded..................................          (38.7)             (31.6)             (29.6)
                                                            -----------------   ----------------   -----------------
        Premiums...........................................  $       606.8       $      625.6       $      599.1
                                                            =================   ================   =================

        Universal Life and Investment-type Product
          Policy Fee Income Ceded..........................  $        38.9       $       27.5       $       33.7
                                                            =================   ================   =================
        Policyholders' Benefits Ceded......................  $        48.2       $       20.7       $       72.3
                                                            =================   ================   =================
        Interest Credited to Policyholders' Account
          Balances Ceded...................................  $        28.5       $       25.4       $       24.1
                                                            =================   ================   =================

        In February 1993, management established a practice limiting the risk retention on new policies issued by the Insurance Group to a maximum of $5.0 million. In addition, effective January 1, 1994, all in force business above $5.0 million was reinsured. The Insurance Group also reinsures the entire risk on certain substandard underwriting risks as well as in certain other cases.

        The Insurance Group cedes 100% of its group life and health business to a third party insurance company. Premiums ceded totaled $260.6 million, $241.0 million and $895.1 million for the years ended December 31, 1995, 1994 and 1993, respectively. Ceded death and disability benefits totaled $188.1 million, $235.5 million and $787.8 million for the years ended December 31, 1995, 1994 and 1993, respectively. Insurance liabilities ceded totaled $724.2 million and $833.4 million at December 31, 1995 and 1994, respectively.

11)     EMPLOYEE BENEFIT PLANS

        The Company sponsors qualified and non-qualified defined benefit plans covering substantially all employees (including certain qualified part-time employees), managers and certain agents. The pension plans are non-contributory and benefits are based on a cash balance formula or years of service and final average earnings, if greater, under certain grandfathering rules in the plans. The Company's funding policy is to make the minimum contribution required by the Employee Retirement Income Security Act of 1974.

        Components of net periodic pension (credit) cost for the qualified and non-qualified plans are as follows:


                                                                           YEARS ENDED DECEMBER 31,
                                                            --------------------------------------------------------
                                                                  1995               1994                1993
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)

        Service cost.......................................  $        30.0       $       30.3       $       29.8
        Interest cost on projected benefit obligations.....          122.0              111.0              108.0
        Actual return on assets............................         (309.2)              24.4             (178.6)
        Net amortization and deferrals.....................          155.6             (142.5)              55.3
                                                            -----------------   ----------------   -----------------
        Net Periodic Pension (Credit) Cost.................  $        (1.6)      $       23.2       $       14.5
                                                            =================   ================   =================

    The funded status of the qualified and non-qualified pension plans is as follows:


                                                                                           DECEMBER 31,
                                                                                ------------------------------------
                                                                                     1995                1994
                                                                                ----------------   -----------------
                                                                                           (IN MILLIONS)
        Actuarial present value of obligations:
          Vested...............................................................  $    1,642.4       $    1,295.5
          Non-vested...........................................................          10.9                8.7
                                                                                ---------------    -----------------
        Accumulated Benefit Obligation.........................................  $    1,653.3       $    1,304.2
                                                                                ================   =================

        Plan assets at fair value..............................................  $    1,503.8       $    1,193.5
        Projected benefit obligation...........................................       1,743.0            1,403.4
                                                                                ----------------   -----------------
        Projected benefit obligation in excess of plan assets..................        (239.2)            (209.9)
        Unrecognized prior service cost........................................         (25.5)             (33.2)
        Unrecognized net loss from past experience different from that
          assumed..............................................................         368.2              298.9
        Unrecognized net asset at transition...................................          (7.3)             (20.8)
        Additional minimum liability...........................................         (51.9)             (37.8)
                                                                                ----------------   -----------------
        Prepaid (Accrued) Pension Cost.........................................  $       44.3       $       (2.8)
                                                                                ================   =================

        The discount rate and rate of increase in future compensation levels used in determining the actuarial present value of projected benefit obligations were 7.25% and 4.50%, respectively, at December 31, 1995 and 8.75% and 4.88%, respectively, at December 31, 1994. As of January 1, 1995 and 1994, the expected long-term rate of return on assets for the retirement plan was 11% and 10%, respectively.

        The Company recorded, as a reduction of shareholder's equity, an additional minimum pension liability of $35.1 million and $2.7 million, net of Federal income taxes, at December 31, 1995 and 1994, respectively, representing the excess of the accumulated benefit obligation over the fair value of plan assets and accrued pension liability.

        The  pension  plan's  assets  include   corporate  and  government  debt
        securities, equity securities, equity real estate and shares of Group Trusts managed by Alliance.

        As of December 31, 1993, the Company changed the method of determining the market-related value of plan assets from fair value to a calculated value. This change in estimate had no material effect on the Company's consolidated statements of earnings.

        Prior to 1987, the qualified plan funded participants' benefits through the purchase of non-participating annuity contracts from Equitable Life. Benefit payments under these contracts were approximately $36.4 million, $38.1 million and $39.9 million for the years ended December 31, 1995, 1994 and 1993, respectively.

        The Company provides certain medical and life insurance benefits (collectively, "postretirement benefits") for qualifying employees, managers and agents retiring from the Company on or after attaining age 55 who have at least 10 years of service. The life insurance benefits are related to age and salary at retirement. The costs of postretirement benefits are recognized in accordance with the provisions of SFAS No.
        106. The Company continues to fund postretirement benefits costs on a pay-as-you-go basis and, for the years ended December 31, 1995, 1994 and 1993, the Company made estimated postretirement benefits payments of $31.1 million, $29.8 million and $29.7 million, respectively.

        The following table sets forth the postretirement benefits plan's status, reconciled to amounts recognized in the Company's consolidated financial statements:


                                                                           YEARS ENDED DECEMBER 31,
                                                            --------------------------------------------------------
                                                                  1995               1994                1993
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)

        Service cost.......................................  $         4.0       $        3.9       $        5.3
        Interest cost on accumulated postretirement
          benefits obligation..............................           34.7               28.6               29.2
        Unrecognized prior service cost....................           (2.3)              (3.9)              (6.9)
        Net amortization and deferrals.....................            -                  -                  1.5
                                                            -----------------   ----------------   -----------------
        Net Periodic Postretirement Benefits Costs.........  $        36.4       $       28.6       $       29.1
                                                            =================   ================   =================


                                                                                           DECEMBER 31,
                                                                                ------------------------------------
                                                                                     1995                1994
                                                                                ----------------   -----------------
                                                                                           (IN MILLIONS)
        Accumulated postretirement benefits obligation:
          Retirees.............................................................  $      391.8       $      300.4
          Fully eligible active plan participants..............................          50.4               33.0
          Other active plan participants.......................................          64.2               44.0
                                                                                ----------------   -----------------
                                                                                        506.4              377.4
        Unrecognized benefit of plan amendments................................           -                  3.2
        Unrecognized prior service cost........................................          56.3               61.9
        Unrecognized net loss from past experience different from that
          assumed and from changes in assumptions..............................        (181.3)             (64.7)
                                                                                ----------------   -----------------
        Accrued Postretirement Benefits Cost...................................  $      381.4       $      377.8
                                                                                ================   =================

        In 1993, the Company amended the cost sharing provisions of postretirement medical benefits. At January 1, 1994, medical benefits available to retirees under age 65 are the same as those offered to active employees and medical benefits will be limited to 200% of 1993 costs for all participants.

        The assumed health care cost trend rate used in measuring the accumulated postretirement benefits obligation was 10% in 1995, gradually declining to 3.5% in the year 2008 and in 1994 was 10%, gradually declining to 5% in the year 2004. The discount rate used in determining the accumulated postretirement benefits obligation was 7.25% and 8.75% at December 31, 1995 and 1994, respectively.

        If the health care cost trend rate assumptions were increased by 1%, the accumulated postretirement benefits obligation as of December 31, 1995 would be increased 6.5%. The effect of this change on the sum of the service cost and interest cost would be an increase of 6.7%.

12)     DERIVATIVES AND FAIR VALUE OF FINANCIAL INSTRUMENTS

        Derivatives
        -----------

        The Insurance Group primarily uses derivatives for asset/liability risk management and for hedging individual securities. Derivatives mainly are utilized to reduce the Insurance Group's exposure to interest rate fluctuations. Accounting for interest rate swap transactions is on an accrual basis. Gains and losses related to interest rate swap transactions are amortized as yield adjustments over the remaining life of the underlying hedged security. Income and expense resulting from interest rate swap activities are reflected in net investment income except for hedging transactions related to insurance liabilities. The notional amount of matched interest rate swaps outstanding at December 31, 1995 was $1,120.8 million. The average unexpired terms at December 31, 1995 range from 2.5 to 3.0 years. At December 31, 1995, the cost of terminating outstanding matched swaps in a loss position was $15.9 million and the unrealized gain on outstanding matched swaps in a gain position was $19.0 million. The Company has no intention of terminating these contracts prior to maturity. During 1995, 1994 and 1993, net gains (losses) of $1.4 million, $(.2) million and $-0- million, respectively, were recorded in connection with interest rate swap activity. Equitable Life has implemented an interest rate cap program designed to hedge crediting rates on interest-sensitive individual annuities contracts. The outstanding notional amounts at December 31, 1995 of contracts purchased and sold were $2,625.0 million and $300.0 million, respectively. The net premium paid by Equitable Life on these contracts was $12.5 million and is being amortized ratably over the contract periods ranging from 3 to 5 years. Income and expense resulting from this program are reflected as an adjustment to interest credited to policyholders' account balances.

        Substantially all of DLJ's business related derivatives is by its nature trading activities which are primarily for the purpose of customer accommodations. DLJ's derivative activities consist of option writing and trading in forward and futures contracts. Derivative financial instruments have both on-and-off balance sheet implications depending on the nature of the contracts. DLJ's involvement in swap contracts is not significant.

        Fair Value of Financial Instruments
        -----------------------------------

        The Company defines fair value as the quoted market prices for those instruments that are actively traded in financial markets. In cases where quoted market prices are not available, fair values are estimated using present value or other valuation techniques. The fair value estimates are made at a specific point in time, based on available market information and judgments about the financial instrument, including estimates of timing, amount of expected future cash flows and the credit standing of counterparties. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized gains or losses. In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instrument.

        Certain financial instruments are excluded, particularly insurance liabilities other than financial guarantees and investment contracts. Fair market value of off-balance-sheet financial instruments of the Insurance Group was not material at December 31, 1995 and 1994.

        Fair value for mortgage loans on real estate are estimated by discounting future contractual cash flows using interest rates at which loans with similar characteristics and credit quality would be made. Fair values for foreclosed mortgage loans and problem mortgage loans are limited to the estimated fair value of the underlying collateral if lower.

        The estimated fair values for the Company's liabilities under GIC and association plan contracts are estimated using contractual cash flows discounted based on the T. Rowe Price GIC Index Rate for the appropriate duration. For durations in excess of the published index rate, the appropriate Treasury rate is used plus a spread equal to the longest duration GIC rate spread published.

        The estimated fair values for those group annuity contracts which are classified as investment contracts are measured at the estimated fair value of the underlying assets. Deposit administration contracts
        (included with group annuity contracts) classified as insurance contracts are measured at estimated fair value of the underlying assets. The estimated fair values for single premium deferred annuities ("SPDA") are estimated using projected cash flows discounted at current offering rates. The estimated fair values for supplementary contracts not involving life contingencies ("SCNILC") and annuities certain are derived using discounted cash flows based upon the estimated current offering rate.

        Fair value for long-term debt is determined using published market values, where available, or contractual cash flows discounted at market interest rates. The estimated fair values for non-recourse mortgage debt are determined by discounting contractual cash flows at a rate which takes into account the level of current market interest rates and collateral risk. The estimated fair values for recourse mortgage debt are determined by discounting contractual cash flows at a rate based upon current interest rates of other companies with credit ratings similar to the Company. The Company's fair value of short-term borrowings approximates their carrying value.

        The following table discloses carrying value and estimated fair value for financial instruments not otherwise disclosed in Notes 3, 6 and 7:


                                                                           DECEMBER 31,
                                                --------------------------------------------------------------------
                                                              1995                               1994
                                                ---------------------------------  ---------------------------------
                                                   CARRYING         ESTIMATED         Carrying         Estimated
                                                    VALUE          FAIR VALUE          Value           Fair Value
                                                ---------------  ----------------  ---------------   ---------------
                                                                           (IN MILLIONS)
        Consolidated Financial Instruments:
        -----------------------------------
        Mortgage loans on real estate..........  $    3,638.3     $     3,973.6     $     4,018.0     $    3,919.4
        Other joint ventures...................         492.7             492.7             544.4            544.4
        Policy loans...........................       1,976.4           2,057.5           1,731.2          1,676.6
        Policyholders' account balances:
          Association plans....................         101.0             100.0             141.0            141.0
          Group annuity contracts..............       2,335.0           2,395.0           2,450.0          2,469.0
          SPDA.................................       1,265.8           1,272.0           1,744.3          1,732.7
          Annuities certain and SCNILC.........         649.1             680.7             599.1            624.7
        Long-term debt.........................       1,899.3           1,962.9           1,317.4          1,249.2

        Closed Block Financial Instruments:
        -----------------------------------
        Mortgage loans on real estate..........       1,368.8           1,461.4           1,543.7          1,477.8
        Other equity investments...............         151.6             151.6             179.5            179.5
        Policy loans...........................       1,797.2           1,891.4           1,827.9          1,721.9
        SCNILC liability.......................          34.8              34.5              39.5             37.0

        GIC Segment Financial Instruments:
        ----------------------------------
        Mortgage loans on real estate..........       1,485.8           1,666.1           1,730.5          1,743.7
        Fixed maturities.......................         107.4             107.4             219.3            219.3
        Other equity investments...............         455.9             455.9             591.8            591.8
        Guaranteed interest contracts..........         329.0             352.0             835.0            855.0
        Long-term debt.........................         135.1             136.0             134.8            127.9

13)     COMMITMENTS AND CONTINGENT LIABILITIES

        The Company has provided, from time to time, certain guarantees or commitments to affiliates, investors and others. These arrangements include commitments by the Company, under certain conditions: to make liquidity advances to cover delinquent principal and interest and property protection expenses with respect to loan servicing agreements for securitized mortgage loans which at December 31, 1995 totaled $2.8 billion (as of December 31, 1995, $4.0 million have been advanced under these commitments); to make capital contributions of up to $246.7 million to affiliated real estate joint ventures; to provide equity financing to certain limited partnerships of $129.4 million at December 31, 1995, under existing loan or loan commitment agreements; and to provide short-term financing loans which at December 31, 1995 totaled $45.8 million. Management believes the Company will not incur any material losses as a result of these commitments.

        Equitable Life is the obligor under certain structured settlement agreements which it had entered into with unaffiliated insurance companies and beneficiaries. To satisfy its obligations under these agreements, Equitable Life owns single premium annuities issued by previously wholly owned life insurance subsidiaries. Equitable Life has directed payment under these annuities to be made directly to the beneficiaries under the structured settlement agreements. A contingent liability exists with respect to these agreements should the previously wholly owned subsidiaries be unable to meet their obligations. Management believes the satisfaction of those obligations by Equitable Life is remote.

        At December 31, 1995, the Insurance Group had $29.0 million of letters of credit outstanding.

14)     LITIGATION

        A number of lawsuits have been filed against life and health insurers in the jurisdictions in which Equitable Life and its subsidiaries do business involving insurers' sales practices, alleged agent misconduct, failure to properly supervise agents, and other matters. Some of the lawsuits have resulted in the award of substantial judgments against other insurers, including material amounts of punitive damages, or in substantial settlements. In some states juries have substantial discretion in awarding punitive damages. Equitable Life and its insurance subsidiaries, like other life and health insurers, from time to time are involved in such litigation. To date, no such lawsuit has resulted in an award or settlement of any material amount against the Company. Among litigations pending against Equitable Life and its insurance subsidiaries of the type referred to in this paragraph are the litigations described in the following two paragraphs.

        An action entitled Golomb et al. v. The Equitable Life Assurance Society of the United States was filed on January 20, 1995 in New York County Supreme Court. The action purports to be brought on behalf of a class of persons insured after 1983 under Lifetime Guaranteed Renewable Major Medical Insurance Policies issued by Equitable Life (the "policies"). The complaint alleges that premium increases for these policies after 1983, all of which were filed with and approved by the New York State Insurance Department and certain other state insurance departments, breached the terms of the insurance policies, and that statements in the policies and elsewhere concerning premium increases constituted fraudulent concealment, misrepresentations in violation of New York Insurance Law Section 4226 and deceptive practices under New York General Business Law Section 349. The complaint seeks a declaratory judgment, injunctive relief restricting the methods by which Equitable Life increases premiums on the policies in the future, a refund of premiums, and punitive damages. Plaintiffs also have indicated that they will seek damages in an unspecified amount. Equitable Life has moved to dismiss the complaint in its entirety on the grounds that it fails to state a claim and that uncontroverted documentary evidence establishes a complete defense to the claims. That motion is awaiting decision by the court. In January 1996, separate actions were filed in Pennsylvania and Texas state courts (entitled, respectively, Malvin et al. v. The Equitable Life Assurance Society of the United States and Bowler et al.
        v. The Equitable Life Assurance Society of the United States), making claims similar to those in the New York action described above. These new actions are asserted on behalf of proposed classes of Pennsylvania issued or renewed policyholders and Texas issued or renewed policyholders, insured under the policies. The Pennsylvania and Texas actions seek compensatory and punitive damages and injunctive relief restricting the methods by which Equitable Life increases premiums in the future based on the common law and statutes of those states. Although the outcome of any litigation cannot be predicted with certainty, particularly in the early stages of an action, Equitable Life's management believes that the ultimate resolution of those litigations should not have a material adverse effect on the financial position of the Company. Due to the early stage of such litigation, Equitable Life's management cannot make an estimate of loss, if any, or predict whether or not such litigation will have a material adverse effect on the Company's results of operations in any particular period.

        An action was instituted on April 6, 1995 against Equitable Life and its wholly owned subsidiary, The Equitable of Colorado, Inc. ("EOC"), in New York State Court, entitled Sidney C. Cole et al. v. The Equitable Life Assurance Society of the United States and The Equitable of Colorado, Inc., No. 95/108611 (N.Y. County). The action is brought by the holders of a joint survivorship whole life policy issued by EOC. The action purports to be on behalf of a class consisting of all persons who from January 1, 1984 purchased life insurance policies sold by Equitable Life and EOC based upon their allegedly uniform sales presentations and policy illustrations. The complaint puts in issue various alleged sales practices that plaintiffs assert, among other things, misrepresented the stated number of years that the annual premium would need to be paid. Plaintiffs seek damages in an unspecified amount, imposition of a constructive trust, and seek to enjoin Equitable Life and EOC from engaging in the challenged sales practices. Equitable Life and EOC intend to defend vigorously and believe that they have meritorious defenses which, if successful, would dispose of the action completely. Equitable Life and EOC further do not believe that this case is an appropriate class action. Although the outcome of any litigation cannot be predicted with certainty, particularly in the early stages of an action, Equitable Life's management believes that the ultimate resolution of this litigation should not have a material adverse effect on the financial position of the Company. Due to the early stage of such litigation, the Company's management cannot make an estimate of loss, if any, or predict whether or not such litigation will have a material adverse effect on the Company's results of operations in any particular period.

        Equitable Casualty Insurance Company ("Casualty"), a captive property and casualty insurance company organized under the laws of Vermont, which is an indirect wholly owned subsidiary of Equitable Life, is a party to an arbitration proceeding that commenced in August 1995 with the selection of three arbitrators. The arbitration will resolve a dispute among Casualty, Houston General Insurance Company ("Houston
        General"), and GEICO General Insurance Company ("GEICO General") regarding the interpretation of a reinsurance agreement that was entered into as part of a 1980 transaction whereby Equitable General Insurance Company ("Equitable General"), formerly an indirect subsidiary of Equitable Life and the predecessor of GEICO General, sold its commercial lines business along with the stock of Houston General to subsidiaries of Tokio Marine & Fire Insurance Company, Ltd. ("Tokio Marine"). Casualty and GEICO General maintain that, under the reinsurance agreement, Houston General assumed liability for all losses insured under commercial lines policies written by Equitable General and its predecessors in order to effect the transfer of that business to Tokio Marine's subsidiaries. Houston General contends that it did not assume reinsurance liability for losses insured under certain of those commercial lines policies. The arbitration panel determined to begin hearing evidence in the arbitration in June 1996. The result of the arbitration is expected to resolve two litigations that were commenced by Houston General and that have been stayed by the presiding courts pending the completion of the arbitration (in one case, Houston General named as a defendant only GEICO General but Casualty intervened as a defendant with GEICO General, and in the other case, Houston General named GEICO General and Equitable Life). The arbitration is expected to be completed during the second half of 1996. While the ultimate outcome of the arbitration cannot be predicted with certainty, the Company's management believes that the arbitrators will recognize that Houston General's position is without merit and contrary to the way in which the reinsurance industry operates and therefore the ultimate resolution of this matter should not have a material adverse effect on the Company's financial position or results of operations.

        On July 25, 1995, a Consolidated and Supplemental Class Action Complaint ("Complaint") was filed against the Alliance North American Government Income Trust, Inc. (the "Fund"), Alliance and certain other defendants affiliated with Alliance, including the Holding Company, alleging violations of Federal securities laws, fraud and breach of fiduciary duty in connection with the Fund's investments in Mexican and Argentine securities. A similar complaint was filed on November 7, 1995 and was subsequently consolidated with the Complaint. The Complaint, which seeks certification of a plaintiff class of persons who purchased or owned Class A, B or C shares of the Fund from March 27, 1992 through December 23, 1994, seeks an unspecified amount of damages, costs, attorneys' fees and punitive damages. The principal allegations of the Complaint are that the Fund purchased debt securities issued by the Mexican and Argentine governments in amounts that were not permitted by the Fund's investment objective, and that there was no shareholder vote to change the investment objective to permit purchases in such amounts. The Complaint further alleges that the decline in the value of the Mexican and Argentine securities held by the Fund caused the Fund's net asset value to decline to the detriment of the Fund's shareholders. On September 26, 1995, the defendants jointly filed a motion to dismiss the Complaint which has not yet been decided by the Court. Alliance believes that the allegations in the Complaint are without merit and intends to vigorously defend against these claims. While the ultimate results of this action cannot be determined, management of Alliance does not expect that this action will have a material adverse effect on Alliance's business.

        On January 26, 1996, a purported purchaser of certain notes and warrants to purchase shares of common stock of Rickel Home Centers, Inc. ("Rickel") filed a class action complaint against Donaldson, Lufkin & Jenrette Securities Corporation ("DLJSC"), a wholly owned subsidiary of DLJ, and certain other defendants for unspecified compensatory and punitive damages in the United States District Court for the Southern District of New York. The suit was brought on behalf of the purchasers of 126,457 units consisting of $126,457,000 aggregate principal amount of 13 1/2% senior notes due 2001 and 126,457 warrants to purchase shares of common stock of Rickel (the "Units") issued by Rickel in October 1994. The complaint alleges violations of Federal securities laws and common law fraud against DLJSC, as the underwriter of the Units and as an owner of 7.3% of the common stock of Rickel, Eos Partners, L.P., and General Electric Capital Corporation, each as owners of 44.2% of the common stock of Rickel, and members of the Board of Directors of Rickel, including a DLJSC Managing Director. The complaint seeks to hold DLJSC liable for alleged misstatements and omissions contained in the prospectus and registration statement filed in connection with the offering of the Units, alleging that the defendants knew of financial losses and a decline in value of Rickel in the months prior to the offering and did not disclose such information. The complaint also alleges that Rickel failed to pay its semi-annual interest payment due on the Units on December 15, 1995 and that Rickel filed a voluntary petition for reorganization pursuant to Chapter 11 of the United States Bankruptcy Code on January 10, 1996. DLJSC intends to defend itself vigorously against all of the allegations contained in the complaint. Although there can be no assurance, DLJ does not believe the outcome of this litigation will have a material adverse effect on its financial condition. Due to the early stage of this litigation, based on the information currently available to it, DLJ's management cannot make an estimate of loss or predict whether or not such litigation will have a material adverse effect on DLJ's results of operations in any particular period.

        On June 12, 1995, a purported purchaser of certain securities issued by Spectravision, Inc. ("Spectravision") filed a class action complaint against DLJSC and certain other defendants for unspecified damages in the U.S. District Court for the Northern District of Texas. The suit was brought on behalf of the purchasers of $260,795,000 of securities issued by Spectravision in November 1992, and alleges violations of the Federal securities laws and the Texas Securities Act, common law fraud and negligent misrepresentation. The securities were issued by Spectravision pursuant to a prepackaged bankruptcy reorganization plan. DLJSC served as financial advisor to Spectravision in its reorganization and as Dealer Manager for Spectravision's 1992 issuance of the securities. DLJSC is also being sued as a seller of certain notes of Spectravision acquired and resold by DLJSC. The complaint seeks to hold DLJSC liable for various alleged misstatements and omissions contained in prospectuses and other materials issued between July 1992 and June 1994. DLJSC intends to defend itself vigorously against all of the allegations contained in the complaint. On June 8, 1995, Spectravision filed a Chapter 11 petition in the United States Bankruptcy Court for the District of Delaware. On January 5, 1996, the district court in the litigation involving DLJSC ordered a partial stay of discovery until Spectravision has emerged from bankruptcy or six months from the date of the stipulated stay (whichever comes first). Accordingly, discovery of DLJSC has not yet occurred. Although there can be no assurance, DLJ does not believe that the ultimate outcome of this litigation will have a material adverse effect on its financial condition. Due to the early stage of such litigation, based upon information currently available to it, DLJ's management cannot make an estimate of loss or predict whether or not such litigation will have a material adverse effect on DLJ's results of operations in any particular period. Plaintiff's counsel in the class action against DLJSC described above has also filed another securities class action based on similar factual allegations. Such suit names as defendants Spectravision and its directors, and was brought on behalf of a class of purchasers of $209.0 million of stock and $77.0 million of notes issued by Spectravision in October 1993. DLJSC served as the managing underwriter for both of these issuances. DLJSC has not been named as a defendant in this suit, although it has been reported to DLJSC that plaintiff's counsel is contemplating seeking to amend the complaint to add DLJSC as a defendant in that action.

        In October 1995, DLJSC was named as a defendant in a purported class action filed in a Texas State Court on behalf of the holders of $550.0 million principal amount of subordinated redeemable discount debentures of National Gypsum Corporation ("NGC") canceled in connection with a Chapter 11 plan of reorganization for NGC consummated in July 1993. The named plaintiff in the State Court action also filed an adversary proceeding in the Bankruptcy Court for the Northern District of Texas seeking a declaratory judgment that the confirmed NGC plan of reorganization does not bar the class action claims. Subsequent to the consummation of NGC's plan of reorganization, NGC's shares traded for values substantially in excess of, and in 1995 NGC was acquired for a value substantially in excess of, the values upon which NGC's plan of reorganization was based. The two actions arise out of DLJSC's activities as financial advisor to NGC in the course of NGC's Chapter 11 reorganization proceedings. The class action complaint alleges that the plan of reorganization submitted by NGC was based upon projections by NGC and DLJSC which intentionally understated forecasts, and provided misleading and incorrect information in order to hide NGC's true value and that defendants breached their fiduciary duties by, among other things, providing false, misleading or incomplete information to deliberately understate the value of NGC. The class action complaint seeks compensatory and punitive damages purportedly sustained by the class. The Texas State

        Court action has subsequently been removed to the Bankruptcy Court, which removal is being opposed by the plaintiff. DLJSC intends to defend itself vigorously against all of the allegations contained in the complaint. Although there can be no assurance, DLJ does not believe that the ultimate outcome of this litigation will have a material adverse effect on its financial condition. Due to the early stage of such litigation, based upon the information currently available to it, DLJ's management cannot make an estimate of loss or predict whether or not such litigation will have a material adverse effect on DLJ's results of operations in any particular period.

        In November and December 1995, DLJSC, along with various other parties, was named as a defendant in a number of purported class actions filed in the U.S. District Court for the Eastern District of Louisiana. The complaints allege violations of the Federal securities laws arising out of a public offering in 1994 of $435.0 million of first mortgage notes of Harrah's Jazz Company and Harrah's Jazz Finance Corp. The complaints seek to hold DLJSC liable for various alleged misstatements and omissions contained in the prospectus dated November 9, 1994. DLJSC intends to defend itself vigorously against all of the allegations contained in the complaints. Although there can be no assurance, DLJ does not believe that the ultimate outcome of this litigation will have a material adverse effect on its financial condition. Due to the early stage of this litigation, based upon the information currently available to it, DLJ's management cannot make an estimate of loss or predict whether or not such litigation will have a material adverse effect on DLJ's results of operations in any particular period.

        In addition to the matters described above, Equitable Life and its subsidiaries and DLJ and its subsidiaries are involved in various legal actions and proceedings in connection with their businesses. Some of the actions and proceedings have been brought on behalf of various alleged classes of claimants and certain of these claimants seek damages of unspecified amounts. While the ultimate outcome of such matters cannot be predicted with certainty, in the opinion of management no such matter is likely to have a material adverse effect on the Company's consolidated financial position or results of operations.

15)     LEASES

        The Company has entered into operating leases for office space and certain other assets, principally data processing equipment and office furniture and equipment. Future minimum payments under noncancelable leases for 1996 and the succeeding four years are $114.8 million, $101.8 million, $90.0 million, $73.6 million, $57.7 million and $487.0 million thereafter. Minimum future sublease rental income on these noncancelable leases for 1996 and the succeeding four years are $11.0 million, $8.7 million, $6.9 million, $4.6 million, $2.9 million and $1.1 million thereafter.

        At December 31, 1995, the minimum future rental income on noncancelable operating leases for wholly owned investments in real estate for 1996 and the succeeding four years are $292.9 million, $271.2 million, $248.1 million, $226.4 million, $195.5 million and $1,018.8 million thereafter.

16)     OTHER OPERATING COSTS AND EXPENSES

        Other operating costs and expenses consisted of the following:


                                                                           YEARS ENDED DECEMBER 31,
                                                            --------------------------------------------------------
                                                                  1995               1994                1993
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)

        Compensation costs.................................  $       595.9       $      690.0       $    1,452.3
        Commissions........................................          314.3              313.0              551.1
        Short-term debt interest expense...................           11.4               19.0              317.1
        Long-term debt interest expense....................          108.1               98.3               86.0
        Amortization of policy acquisition costs...........          320.4              318.1              275.9
        Capitalization of policy acquisition costs.........         (391.0)            (410.9)            (397.8)
        Rent expense, net of sub-lease income..............          124.8              128.9              159.5
        Other..............................................          772.6              786.7            1,140.1
                                                            -----------------   ----------------   -----------------
        Total..............................................  $     1,856.5       $    1,943.1       $    3,584.2
                                                            =================   ================   =================

        During the years ended December 31, 1995, 1994 and 1993, the Company restructured certain operations in connection with cost reduction programs and recorded pre-tax provisions of $32.0 million, $20.4 million and $96.4 million, respectively. The amounts paid during 1995, associated with the 1995 and 1994 cost reduction programs, totaled $24.0 million. At December 31, 1995, the liabilities associated with the 1995 and 1994 cost reduction programs amounted to $37.8 million. The 1995 cost reduction program included relocation expenses, including the accelerated amortization of building improvements associated with the relocation of the home office. The 1994 cost reduction program included costs associated with the termination of operating leases and employee severance benefits in connection with the consolidation of 16 insurance agencies. The 1993 cost reduction program primarily reflected severance benefits of terminated employees in connection with the combination of a wholly owned subsidiary of the Company with Alliance.

17)     INSURANCE GROUP STATUTORY FINANCIAL INFORMATION

        Equitable Life is restricted as to the amounts it may pay as dividends to the Holding Company. Under the New York Insurance Law, the New York Superintendent has broad discretion to determine whether the financia1 condition of a stock life insurance company would support the payment of dividends to its shareholders. For the years ended December 31, 1995, 1994 and 1993, statutory (loss) earnings totaled $(352.4) million, $67.5 million and $324.0 million, respectively. No amounts are expected to be available for dividends from Equitable Life to the Holding Company in 1996.

        At December 31, 1995, the Insurance Group, in accordance with various government and state regulations, had $18.9 million of securities deposited with such government or state agencies.

        Accounting practices used to prepare statutory financial statements for regulatory filings of stock life insurance companies differ in certain instances from GAAP. The following reconciles the Company's statutory change in surplus and capital stock and statutory surplus and capital stock determined in accordance with accounting practices prescribed by the New York Insurance Department with net earnings and equity on a GAAP basis.


                                                                           YEARS ENDED DECEMBER 31,
                                                            --------------------------------------------------------
                                                                  1995               1994                1993
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)

        Net change in statutory surplus and capital stock..  $        78.1       $      292.4       $      190.8
        Change in asset valuation reserves.................          365.7             (285.2)             639.1
                                                            -----------------   ----------------   -----------------
        Net change in statutory surplus, capital stock
          and asset valuation reserves.....................          443.8                7.2              829.9
        Adjustments:
          Future policy benefits and policyholders'
            account balances...............................          (67.9)             (11.0)            (171.0)
          Deferred policy acquisition costs................           70.6               92.8              121.8
          Deferred Federal income taxes....................         (150.0)             (59.7)             (57.5)
          Valuation of investments.........................          189.1               45.2              202.3
          Valuation of investment subsidiary...............         (188.6)             396.6             (464.9)
          Limited risk reinsurance.........................          416.9               74.9               85.2
          Issuance of surplus notes........................         (538.9)               -                  -
          Sale of subsidiary and joint venture.............            -                  -               (366.5)
          Contribution from the Holding Company............            -               (300.0)               -
          Postretirement benefits..........................          (26.7)              17.1               23.8
          Other, net.......................................          115.1              (44.0)              60.3
          GAAP adjustments of Closed Block.................           (3.1)               4.5              (16.0)
          GAAP adjustments of discontinued GIC
            Segment........................................           37.3               42.8              (35.0)
                                                            -----------------   ----------------   -----------------
        Net Earnings.......................................  $       297.6       $      266.4       $      212.4
                                                            =================   ================   =================

                                                                                 DECEMBER 31,
                                                            --------------------------------------------------------
                                                                  1995               1994                1993
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)

        Statutory surplus and capital stock................  $     2,202.9       $    2,124.8       $    1,832.4
        Asset valuation reserves...........................        1,345.9              980.2            1,265.4
                                                            -----------------   ----------------   -----------------
        Statutory surplus, capital stock and asset
          valuation reserves...............................        3,548.8            3,105.0            3,097.8
        Adjustments:
          Future policy benefits and policyholders'
            account balances...............................       (1,017.4)            (949.5)            (938.5)
          Deferred policy acquisition costs................        3,083.3            3,221.1            2,858.8
          Deferred Federal income taxes....................         (450.8)             (26.8)            (137.8)
          Valuation of investments.........................          417.7             (794.1)             (29.8)
          Valuation of investment subsidiary...............         (665.1)            (476.5)            (873.1)
          Limited risk reinsurance.........................         (429.0)            (845.9)            (920.8)
          Issuance of surplus notes........................         (538.9)               -                  -
          Postretirement benefits..........................         (343.3)            (316.6)            (333.7)
          Other, net.......................................            4.4              (79.2)             (81.9)
          GAAP adjustments of Closed Block.................          575.7              578.8              574.2
          GAAP adjustments of discontinued GIC
            Segment........................................         (184.6)            (221.9)            (264.6)
                                                            -----------------   ----------------   -----------------
        Total Shareholder's Equity.........................  $     4,000.8       $    3,194.4       $    2,950.6
                                                            =================   ================   =================

18)     BUSINESS SEGMENT INFORMATION

        The Company has three major business segments: Individual Insurance and Annuities; Investment Services and Group Pension. Consolidation/elimination principally includes debt not specific to any business segment. Attributed Insurance Capital represents net assets and related revenues and earnings of the Insurance Group not assigned to the insurance segments. Interest expense related to debt not specific to any business segment is presented within Corporate interest expense. Information for all periods is presented on a comparable basis.

        The Individual Insurance and Annuities segment offers a variety of traditional, variable and interest-sensitive life insurance products, disability income, annuity products and mutual fund and other investment products to individuals and small groups. This segment includes Separate Accounts for certain individual insurance and annuity products.

        The Investment Services segment provides investment fund management, primarily to institutional clients. This segment includes Separate Accounts which provide various investment options for group clients through pooled or single group accounts.

        Intersegment investment advisory and other fees of approximately $124.1 million, $135.3 million and $128.6 million for 1995, 1994 and 1993, respectively, are included in total revenues of the Investment Services segment. These fees, excluding amounts related to the discontinued GIC Segment of $14.7 million, $27.4 million and $17.0 million for 1995, 1994 and 1993, respectively, are eliminated in consolidation.

        The Group Pension segment administers traditional participating group annuity contracts with conversion features, generally for corporate qualified pension plans, and association plans which provide full service retirement programs for individuals affiliated with professional and trade associations.




                                                                           YEARS ENDED DECEMBER 31,
                                                            --------------------------------------------------------
                                                                  1995               1994                1993
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)
        Revenues
        Individual insurance and annuities.................  $     3,254.6       $    3,110.7       $    2,981.5
        Group pension......................................          292.0              359.1              426.6
        Attributed insurance capital.......................           61.2               79.4               61.6
                                                            -----------------   ----------------   -----------------
          Insurance operations.............................        3,607.8            3,549.2            3,469.7
        Investment services................................          949.1              935.2            2,792.6
        Consolidation/elimination..........................          (34.9)             (24.7)             (40.5)
                                                            -----------------   ----------------   -----------------
        Total..............................................  $     4,522.0       $    4,459.7       $    6,221.8
                                                            =================   ================   =================



        Earnings (loss) before Federal income taxes
          and cumulative effect of accounting change
        Individual insurance and annuities.................  $       274.4       $      245.5       $       76.2
        Group pension......................................          (13.3)              15.8                2.0
        Attributed insurance capital.......................           18.7               69.8               49.0
                                                            -----------------   ----------------   -----------------
          Insurance operations.............................          279.8              331.1              127.2
        Investment services................................          161.2              177.5              302.1
        Consolidation/elimination..........................           (3.1)                .3                 .5
                                                            -----------------   ----------------   -----------------
              Subtotal.....................................          437.9              508.9              429.8
        Corporate interest expense.........................          (27.9)            (114.2)            (126.1)
                                                            -----------------   ----------------   -----------------
        Total..............................................  $       410.0       $      394.7       $      303.7
                                                            =================   ================   =================


                                                                                           DECEMBER 31,
                                                                                ------------------------------------
                                                                                     1995                1994
                                                                                ----------------   -----------------
                                                                                           (IN MILLIONS)
        Assets
        Individual insurance and annuities.....................................  $    50,328.8      $    44,063.4
        Group pension..........................................................        4,033.3            4,222.8
        Attributed insurance capital...........................................        2,391.6            2,609.8
                                                                                ----------------   -----------------
          Insurance operations.................................................       56,753.7           50,896.0
        Investment services....................................................       12,842.9           12,127.9
        Consolidation/elimination..............................................         (354.4)          (1,614.4)
                                                                                ----------------   -----------------
        Total..................................................................  $    69,242.2      $    61,409.5
                                                                                ================   =================

19)     QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

        The quarterly results of operations for the years ended December 31, 1995, 1994 and 1993, are summarized below:


                                                                    THREE MONTHS ENDED,
                                       ------------------------------------------------------------------------------
                                           MARCH 31           JUNE 30           SEPTEMBER 30          DECEMBER 31
                                       -----------------  -----------------   ------------------   ------------------
                                                                       (IN MILLIONS)
        1995
        ----
        Total Revenues................  $     1,074.7      $     1,158.4       $    1,127.1         $    1,161.8
                                       =================  =================   ==================   ==================

        Net Earnings..................  $        59.0      $        94.3       $       91.2         $       53.1
                                       =================  =================   ==================   ==================

        1994
        ----
        Total Revenues................  $     1,107.4      $     1,075.0       $    1,153.8         $    1,123.5
                                       =================  =================   ==================   ==================

        Earnings before Cumulative
          Effect of Accounting
          Change......................  $        64.0      $        68.4       $       89.1         $       72.0
                                       =================  =================   ==================   ==================
        Net Earnings..................  $        36.9      $        68.4       $       89.1         $       72.0
                                       =================  =================   ==================   ==================

        1993
        ----
        Total Revenues................  $     1,502.2      $     1,539.7       $    1,679.4         $    1,500.5
                                       =================  =================   ==================   ==================

        Net Earnings..................  $        32.3      $        47.1       $       68.8         $       64.2
                                       =================  =================   ==================   ==================

20)     INVESTMENT IN DLJ

        On December 15, 1993, the Company sold a 61% interest in DLJ to the Holding Company for $800.0 million in cash and securities. The excess of the proceeds over the book value in DLJ at the date of sale of $340.2 million has been reflected as a capital contribution. In 1995, DLJ completed the initial public offering ("IPO") of 10.58 million shares of its common stock, which included 7.28 million of the Holding Company's shares in DLJ, priced at $27 per share. Concurrent with the IPO, the Company contributed equity securities to DLJ having a market value of $21.2 million. Upon completion of the IPO, the Company's ownership percentage was reduced to 36.1%. The Company's ownership interest will be further reduced upon the issuance of common stock after the vesting of forfeitable restricted stock units acquired by and/or the exercise of options granted to certain DLJ employees. At December 31, 1995, DLJ had options outstanding to purchase approximately 9.2 million shares of DLJ common stock at $27.00 per share. Options are exercisable over a period of up to ten years. DLJ restricted stock units represents forfeitable rights to receive approximately 5.2 million shares of DLJ common stock through February 2000.

        The results of operations and cash flows of DLJ through the date of sale are included in the consolidated statements of earnings and cash flow for the year ended December 31, 1993. For the period subsequent to the date of sale, the results of operations of DLJ are accounted for on the equity basis and are included in commissions, fees and other income in the consolidated statements of earnings. The Company's carrying value of DLJ is included in investment in and loans to affiliates in the consolidated balance sheets.

        Summarized balance sheets information for DLJ, reconciled to the Company's carrying value of DLJ, are as follows:


                                                                                           DECEMBER 31,
                                                                                ------------------------------------
                                                                                     1995                1994
                                                                                ----------------   -----------------
                                                                                           (IN MILLIONS)
        Assets:
        Trading account securities, at market value............................  $   10,911.4       $    8,970.0
        Securities purchased under resale agreements...........................      18,748.2           10,476.4
        Broker-dealer related receivables......................................      13,023.7           11,784.8
        Other assets...........................................................       1,893.2            2,030.4
                                                                                ----------------   -----------------
        Total Assets...........................................................  $   44,576.5       $   33,261.6
                                                                                ================   =================

        Liabilities:
        Securities sold under repurchase agreements............................  $   26,744.8       $   18,356.7
        Broker-dealer related payables.........................................      12,915.5           10,618.0
        Short-term and long-term debt..........................................       1,717.5            1,956.5
        Other liabilities......................................................       1,775.0            1,285.1
                                                                                ----------------   -----------------
        Total liabilities......................................................      43,152.8           32,216.3
        Cumulative exchangeable preferred stock................................         225.0              225.0
        Total shareholders' equity.............................................       1,198.7              820.3
                                                                                ----------------   -----------------
        Total Liabilities, Cumulative Exchangeable Preferred Stock and
          Shareholders' Equity.................................................  $   44,576.5       $   33,261.6
                                                                                ================   =================

        DLJ's equity as reported...............................................  $    1,198.7       $      820.3
        Unamortized cost in excess of net assets acquired in 1985
          and other adjustments................................................          40.5               50.8
        The Holding Company's equity ownership in DLJ..........................        (499.0)            (532.1)
        Minority interest in DLJ...............................................        (324.3)               -
                                                                                ----------------   -----------------
        The Company's Carrying Value of DLJ....................................  $      415.9       $      339.0
                                                                                ================   =================

        Summarized statements of earnings information for DLJ reconciled to the Company's equity in earnings of DLJ is as follows:

                                                                                     YEARS ENDED DECEMBER 31,
                                                                                ------------------------------------
                                                                                     1995                1994
                                                                                ----------------   -----------------
                                                                                           (IN MILLIONS)

        Commission, fees and other income......................................  $     1,325.9      $      953.5
        Net investment income..................................................          904.1             791.9
        Dealer, trading and investment gains, net..............................          528.6             263.3
                                                                                ----------------   -----------------
        Total Revenues.........................................................        2,758.6           2,008.7
        Total expenses including income taxes..................................        2,579.5           1,885.7
                                                                                ----------------   -----------------
        Net earnings...........................................................          179.1             123.0
        Dividends on preferred stock...........................................           19.9              20.9
                                                                                ----------------   -----------------
        Earnings Applicable to Common Shares...................................  $       159.2      $      102.1
                                                                                ================   =================

        DLJ's earnings applicable to common shares as reported.................  $       159.2      $      102.1
        Amortization of cost in excess of net assets acquired in 1985..........           (3.9)             (3.1)
        The Holding Company's equity in DLJ's earnings.........................          (90.4)            (60.9)
        Minority interest in DLJ...............................................           (6.5)              -
                                                                                ----------------   -----------------
        The Company's Equity in DLJ's Earnings.................................  $        58.4      $       38.1
                                                                                ================   =================

21)     RELATED PARTY TRANSACTIONS

        On August 31, 1993, the Company sold $661.0 million of primarily privately placed below investment grade fixed maturities to EQ Asset Trust 1993, a limited purpose business trust, wholly owned by the Holding Company. The Company recognized a $4.1 million gain net of related deferred policy acquisition costs, deferred Federal income tax and amounts attributable to participating group annuity contracts. In conjunction with this transaction, the Company received $200.0 million of Class B Notes issued by EQ Asset Trust 1993. These notes have interest rates ranging from 6.85% to 9.45%. The Class B Notes are reflected in investments in and loans to affiliates on the consolidated balance sheets.

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                           CONSOLIDATED BALANCE SHEETS
                                   (UNAUDITED)

                                                              SEPTEMBER 30,  December 31,
                                                                  1996         1995
                                                              ------------- ------------
                                                                      (IN MILLIONS)
ASSETS
Investments:
  Fixed maturities:
    Available for sale, at estimated fair value ............   $  17,117.5  $  15,899.9
  Mortgage loans on real estate ............................       3,298.5      3,638.3
  Equity real estate .......................................       3,705.0      3,916.2
  Policy loans .............................................       2,167.3      1,976.4
  Investment in and loans to affiliates ....................         686.8        636.6
  Other equity investments .................................         561.4        621.1
  Other invested assets ....................................         358.4        706.1
                                                               -----------  -----------
      Total investments ....................................      27,894.9     27,394.6
Cash and cash equivalents ..................................         528.2        774.7
Deferred policy acquisition costs ..........................       3,279.3      3,083.3
Amounts due from discontinued GIC Segment ..................       1,270.1      2,097.1
Other assets ...............................................       2,720.0      2,713.1
Closed Block assets ........................................       8,345.7      8,612.8
Separate Accounts assets ...................................      28,242.3     24,566.6
                                                               -----------  -----------

TOTAL ASSETS ...............................................   $  72,280.5  $  69,242.2
                                                               ===========  ============

LIABILITIES
Policyholders' account balances ............................   $  21,795.3  $  21,911.2
Future policy benefits and other policyholders' liabilities        4,155.9      4,013.2
Short-term and long-term debt ..............................       2,029.9      1,899.3
Other liabilities ..........................................       2,988.2      3,379.5
Closed Block liabilities ...................................       9,193.2      9,507.2
Separate Accounts liabilities ..............................      28,154.7     24,531.0
                                                               -----------  -----------
      Total liabilities ....................................      68,317.2     65,241.4
                                                               -----------  -----------

Commitments and contingencies (Note 10)

SHAREHOLDER'S EQUITY
Common stock, $1.25 par value; 2.0 million shares
 authorized issued and outstanding .........................           2.5          2.5
Capital in excess of par value .............................       2,913.6      2,913.6
Retained earnings ..........................................       1,019.0        781.6
Net unrealized investment gains ............................          63.3        338.2
Minimum pension liability ..................................         (35.1)       (35.1)
                                                               -----------  -----------
      Total shareholder's equity ...........................       3,963.3      4,000.8
                                                               -----------  -----------

TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY .................   $  72,280.5  $  69,242.2
                                                               ===========  ===========

                 See Notes to Consolidated Financial Statements.

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                       CONSOLIDATED STATEMENTS OF EARNINGS
                                   (UNAUDITED)

                                                      THREE MONTHS ENDED    NINE MONTHS ENDED
                                                        SEPTEMBER 30,         SEPTEMBER 30,
                                                   ---------------------- ---------------------
                                                      1996         1995     1996        1995
                                                   -----------  --------- ---------  ----------
                                                                  (IN MILLIONS)
REVENUES
Universal life and investment-type
  product policy fee income .....................   $    220.7  $   197.1 $   651.4   $  581.4
Premiums ........................................        145.8      140.2     439.2      452.7
Net investment income ...........................        534.3      517.5   1,605.9    1,551.7
Investment (losses) gains, net ..................         (5.5)       8.8     (21.5)      27.7
Commissions, fees and other income ..............        262.5      232.3     786.8      650.5
Contribution from the Closed Block ..............         23.7       28.2      73.8       85.4
                                                    ----------  --------- ---------   --------
      Total revenues ............................      1,181.5    1,124.1   3,535.6    3,349.4
                                                    ----------  --------- ---------   --------

BENEFITS AND OTHER DEDUCTIONS
Interest credited to policyholders' account
  balances ......................................        315.8      314.8     948.8      921.3
Policyholders' benefits .........................        268.4      245.7     795.6      766.1
Other operating costs and expenses ..............        457.2      421.8   1,379.0    1,282.4
                                                    ----------  --------- ---------   --------
      Total benefits and other deductions .......      1,041.4      982.3   3,123.4    2,969.8
                                                    ----------  --------- ---------   --------

Earnings before Federal income taxes,
  minority interest and cumulative effect of
  accounting change .............................        140.1      141.8     412.2      379.6
Federal income taxes ............................         33.7       33.9      92.2       89.9
Minority interest in net income of consolidated
  subsidiaries ..................................         20.6       16.7      59.5       45.2
                                                    ----------  --------- ---------   --------
Earnings before cumulative effect of
  accounting change .............................         85.8       91.2     260.5      244.5
Cumulative effect of accounting change,
  net of Federal income taxes ...................          -          -       (23.1)       -
                                                    ----------  --------- ---------   --------

Net Earnings ....................................   $     85.8  $    91.2  $  237.4   $  244.5
                                                    ==========  ========== ========   ========


                 See Notes to Consolidated Financial Statements.

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                 CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY
                  NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1995
                                   (UNAUDITED)

                                                                        1996       1995
                                                                     ----------  ----------
                                                                         (IN MILLIONS)
Common stock, at par value, beginning of year and end of period ..   $      2.5  $      2.5
                                                                     ----------  ----------

Capital in excess of par value, beginning of year
 and end of period ...............................................      2,913.6     2,913.6
                                                                     ----------  ----------

Retained earnings, beginning of year .............................        781.6       484.0
Net earnings .....................................................        237.4       244.5
                                                                     ----------  ----------
Retained earnings, end of period .................................      1,019.0       728.5
                                                                     ----------  ----------

Net unrealized investment gains (losses), beginning of year ......        338.2      (203.0)
Change in unrealized investment (losses) gains ...................       (274.9)      270.5
                                                                     ----------  ----------
Net unrealized investment gains, end of period ...................         63.3        67.5
                                                                     ----------  ----------

Minimum pension liability, beginning of year and end of period ...        (35.1)       (2.7)
                                                                     ----------  ----------

TOTAL SHAREHOLDER'S EQUITY, END OF PERIOD ........................   $  3,963.3  $  3,709.4
                                                                     ==========  ==========



                 See Notes to Consolidated Financial Statements.

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1995
                                   (UNAUDITED)

                                                                           1996       1995
                                                                        -----------  ----------
                                                                             (IN MILLIONS)
Net earnings .........................................................   $    237.4  $    244.5
  Adjustments to reconcile net earnings to net cash provided by operating activities:
    Interest credited to policyholders' account balances .............        948.8       921.3
    General Account policy charges ...................................       (651.4)     (581.4)
    Investment losses (gains) ........................................         21.5       (27.7)
    Change in Federal income taxes payable ...........................        (96.2)      110.8
    Changes in Closed Block assets and liabilities, net ..............        (46.9)      (52.6)
    Other, net .......................................................         33.8       102.2
                                                                         ----------  ----------

Net cash provided by operating activities ............................        447.0       717.1
                                                                         ----------  ----------

Cash flows from investing activities:
  Maturities and repayments ..........................................      1,626.0     1,312.6
  Sales ..............................................................      6,913.2     5,371.0
  Return of capital from joint ventures and limited partnerships .....         64.3        34.7
  Purchases ..........................................................     (9,646.9)   (7,100.5)
  Decrease in loans to discontinued GIC Segment ......................        827.0     1,155.4
  Other, net .........................................................        (97.9)     (176.7)
                                                                         ----------  ----------

Net cash (used) provided by investing activities .....................       (314.3)      596.5
                                                                         ----------  ----------

Cash flows from financing activities:
  Policyholders' account balances:
    Deposits .........................................................      1,402.2     2,034.3
    Withdrawals ......................................................     (1,839.5)   (2,078.9)
  Net increase in short-term financings ..............................        195.3       272.5
  Repayments of long-term debt .......................................        (88.5)       (5.3)
  Payment of obligation to fund accumulated deficit of discontinued
    GIC Segment ......................................................          -      (1,215.4)
  Other, net .........................................................        (48.7)      (33.8)
                                                                         ----------  ----------

Net cash used by financing activities ................................       (379.2)   (1,026.6)
                                                                         ----------  ----------

Change in cash and cash equivalents ..................................       (246.5)      287.0
Cash and cash equivalents, beginning of year .........................        774.7       693.6
                                                                         ----------  ----------

Cash and Cash Equivalents, End of Period .............................   $    528.2  $    980.6
                                                                         ==========  ==========

Supplemental cash flow information
  Interest Paid ......................................................   $     70.6  $     61.2
                                                                         ==========  ==========
  Income Taxes (Refunded) Paid .......................................   $     (7.9) $      4.1
                                                                         ==========  ==========

                 See Notes to Consolidated Financial Statements.

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)


 1)   BASIS OF PRESENTATION

      The preparation of the accompanying consolidated financial statements in conformity with GAAP required management to make estimates and assumptions (including normal, recurring accruals) that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These statements should be read in conjunction with the consolidated financial statements of the Company for the year ended December 31, 1995. The results of operations for the nine months ended September 30, 1996 are not necessarily indicative of the results to be expected for the full year.

      Certain reclassifications have been made in the amounts presented for prior periods to conform those periods with the current presentation.

 2)   ACCOUNTING CHANGES AND PRONOUNCEMENTS

      The Company implemented SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," as of January 1, 1996. The statement requires long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate the carrying value of such assets may not be recoverable. Impaired real estate is written down to fair value with the impairment loss being included in Investment gains, net. Before implementing SFAS No. 121, valuation allowances on real estate held for the production of income were computed using the forecasted cash flows of the respective properties discounted at a rate equal to the Company's cost of funds. The adoption of the statement resulted in the release of valuation allowances of $152.4 million and recognition of impairment losses of $144.0 million on real estate held and used. Real estate which management has committed to disposing of by sale or abandonment is classified as real estate to be disposed of. Valuation allowances on real estate to be disposed of continue to be computed using the lower of estimated fair value or depreciated cost, net of disposition costs. Implementation of the SFAS No. 121 impairment requirements relative to other assets to be disposed of resulted in a charge for the cumulative effect of an accounting change of $23.1 million, net of a Federal income tax benefit of $12.4 million, due to the writedown to fair value of building improvements relating to facilities being vacated beginning in 1996.

      In June 1996, the FASB issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". SFAS No. 125 specifies the accounting and reporting requirements for transfers of financial assets, the recognition and measurement of servicing assets and liabilities and extinguishments of liabilities. SFAS No. 125 is effective for transactions occurring after December 31, 1996 and is to be applied prospectively. Management has not yet determined the effect of implementing SFAS No. 125.

 3)   FEDERAL INCOME TAXES

      Federal income taxes for interim periods have been computed using an estimated annual effective tax rate. This rate is revised, if necessary, at the end of each successive interim period to reflect the current estimate of the annual effective tax rate.

 4)   INVESTMENTS

      Investment valuation allowances and changes thereto are shown below:

                                                                    NINE MONTHS ENDED
                                                                      SEPTEMBER 30,
                                                                  ---------------------
                                                                     1996       1995
                                                                  ---------  ----------
                                                                      (IN MILLIONS)
      Balances, beginning of year ............................     $  325.3    $  284.9
      SFAS No. 121 release ...................................       (152.4)        -
      Additions charged to income ............................         88.7        67.8
      Deductions for writedowns and asset dispositions .......       (105.2)      (49.7)
                                                                   --------    --------
      Balances, End of Period ................................     $  156.4    $  303.0
                                                                   ========    ========

      Balances, end of period:
        Mortgage loans on real estate ........................     $   93.3    $   66.8
        Equity real estate ...................................         63.1       236.2
                                                                   --------    --------
      Total.............................................           $  156.4    $  303.0
                                                                   ========    ========

      For the three months and nine months ended September 30, 1996 and 1995, investment income is shown net of investment expenses of $89.9 million, $272.1 million, $115.2 million and $343.3 million, respectively.

      As of September 30, 1996 and December 31, 1995, fixed maturities classified as available for sale had amortized costs of $17,001.8 million and $15,284.0 million, respectively. Other equity investments included equity securities with carrying values of $125.0 million and $128.4 million and costs of $101.3 million and $97.3 million as of September 30, 1996 and December 31, 1995, respectively.

      For the nine months ended September 30, 1996 and 1995, proceeds received on sales of fixed maturities classified as available for sale amounted to $6,645.1 million and $5,009.6 million, respectively. Gross gains of $94.0 million and $135.1 million and gross losses of $58.4 million and $49.8 million were realized on these sales for the nine months ended September 30, 1996 and 1995, respectively. The decrease in unrealized investment gains related to fixed maturities classified as available for sale for the nine months ended September 30, 1996 amounted to $500.1 million.

      During the nine months ended September 30, 1995, one security classified as held to maturity was sold and twelve securities classified as held to maturity were transferred to the available for sale portfolio. All actions were taken as a result of significant deterioration in creditworthiness. The amortized cost of the security sold was $4.2 million. The aggregate amortized cost of the securities transferred was $116.0 million with gross unrealized investment losses of $3.2 million transferred to equity for the nine months ended September 30, 1995.

      Impaired mortgage loans along with the related provision for losses follows:

                                                                    SEPTEMBER 30,  December 31,
                                                                         1996         1995
                                                                    -------------  ----------
                                                                           (IN MILLIONS)
      Impaired mortgage loans with provision for losses ........     $  428.6      $  310.1
      Impaired mortgage loans with no provision for losses .....        148.3         160.8
                                                                     --------      --------
      Recorded investment in impaired mortgage loans ...........        576.9         470.9
      Provision for losses .....................................         88.0          62.7
                                                                     --------      --------
      Net Impaired Mortgage Loans ..............................     $  488.9      $  408.2
                                                                     ========      ========

      Impaired mortgage loans with no provision for losses are loans where the fair value of the collateral or the net present value of the loans equals or exceeds the recorded investment. Interest income earned on loans where the collateral value is used to measure impairment is recorded using the cash basis method. Interest income on loans where the present value method is used to measure impairment is accrued on the net carrying value amount of the loan at the interest rate used to discount the cash flows. Changes in the present value attributable to changes in the amount or timing of expected cash flows are reported as investment gains or losses.

      During the nine months ended September 30, 1996 and 1995, respectively, the Company's average recorded investment in impaired mortgage loans was $548.7 million and $295.5 million. Interest income recognized on these impaired mortgage loans totaled $30.9 million and $20.3 million for the nine months ended September 30, 1996 and 1995, respectively, including $13.7 million and $10.8 million recognized on the cash basis method.

 5)   ALLIANCE - CURSITOR TRANSACTION

      On February 29, 1996, Alliance acquired the business of Cursitor-Eaton Asset Management Company and Cursitor Holdings Limited in exchange for approximately 1.8 million Alliance Units, $84.9 million in cash, $21.5 million in notes which are payable ratably over the next four years and substantial additional consideration which will be determined at a later date. The Company recognized an investment gain of $20.6 million as a result of the issuance of Units in this transaction. At September 30, 1996, the Company's ownership of Alliance Units was approximately 57.4%.

 6)   BUSINESS SEGMENT INFORMATION

                                               THREE MONTHS ENDED      NINE MONTHS ENDED
                                                 SEPTEMBER 30,           SEPTEMBER 30,
                                              ----------------------- ----------------------
                                                1996        1995         1996        1995
                                             -----------  ---------- -----------  ----------
                                                              (IN MILLIONS)
      Revenues
      Individual insurance and annuities ..   $    841.7  $    793.5  $  2,496.9  $  2,436.6
      Group pension .......................         60.7        77.1       189.3       209.4
      Attributed insurance capital ........         17.9        17.0        49.2        45.6
                                              ----------  ----------  ----------  ----------
        Insurance operations ..............        920.3       887.6     2,735.4     2,691.6
      Investment services .................        267.0       243.7       818.3       681.1
      Consolidation/elimination ...........         (5.8)       (7.2)      (18.1)      (23.3)
                                              ----------  ----------  ----------  ----------
      Total ...............................   $  1,181.5  $  1,124.1  $  3,535.6  $  3,349.4
                                              ==========  ==========  ==========  ==========

      EARNINGS (LOSS) BEFORE FEDERAL
        INCOME TAXES, MINORITY INTEREST
        AND CUMULATIVE EFFECT OF
        ACCOUNTING CHANGE
      Individual insurance and annuities ..   $     86.8  $     80.6  $    240.3  $    232.2
      Group pension .......................         (8.3)        (.9)      (28.6)      (12.7)
      Attributed insurance capital ........          9.7         9.9        23.5        22.5
                                              ----------  ----------  ----------  ----------
        Insurance operations ..............         88.2        89.6       235.2       242.0
      Investment services .................         68.8        59.2       226.8       157.2
                                              ----------  ----------  ----------  ----------
        Subtotal ..........................        157.0       148.8       462.0       399.2
      Corporate interest expense ..........        (16.9)       (7.0)      (49.8)      (19.6)
                                              ----------  ----------  ----------  ----------
      Total ...............................   $    140.1  $    141.8  $    412.2  $    379.6
                                              ==========  ==========  ==========  ==========

                                                         SEPTEMBER 30,     December 31,
                                                               1996           1995
                                                         --------------    ------------
                                                                  (IN MILLIONS)
      ASSETS
      Individual insurance and annuities ...........       $  53,559.8      $  50,328.8
      Group pension ................................           3,601.0          4,033.3
      Attributed insurance capital .................           2,055.5          2,391.6
                                                           -----------      -----------
        Insurance operations .......................          59,216.3         56,753.7
      Investment services ..........................          13,434.1         12,842.9
      Consolidation/elimination ....................            (369.9)          (354.4)
                                                           -----------      -----------
      Total ........................................       $  72,280.5      $  69,242.2
                                                           ===========      ===========

 7)   DISCONTINUED OPERATIONS

      Summarized financial information of the discontinued GIC Segment follows:

                                                        SEPTEMBER 30,   DECEMBER 31,
                                                             1996         1995
                                                        --------------  ------------
                                                               (IN MILLIONS)
ASSETS
Mortgage loans on real estate ....................       $  1,285.0     $  1,485.8
Equity real estate ...............................          1,057.1        1,122.1
Cash and other invested assets ...................            361.7          665.2
Other assets .....................................            191.5          579.3
                                                         ----------     ----------
Total Assets .....................................       $  2,895.3     $  3,852.4
                                                         ==========     ==========
LIABILITIES
Policyholders' liabilities .......................       $  1,360.3     $  1,399.8
Allowance for future losses ......................            118.8          164.2
Amounts due to continuing operations .............          1,270.1        2,097.1
Other liabilities ................................            146.1          191.3
                                                         ----------     ----------
Total Liabilities ................................       $  2,895.3     $  3,852.4
                                                         ==========     ==========

                                             THREE MONTHS ENDED  NINE MONTHS ENDED
                                               SEPTEMBER 30,        SEPTEMBER 30,
                                             ------------------ ------------------
                                              1996      1995     1996     1995
                                             -------  --------  -------  ---------
                                                         (IN MILLIONS)
REVENUES
Investment income (net of investment
  expenses of $31.8, $40.5, $96.1
  and $117.9) ............................   $  50.2  $  52.6  $  182.4  $  202.1
Investment (losses) gains, net ...........      (6.2)     6.6     (23.8)    (12.3)
Policy fees, premiums and other
  income, net ............................        .1       .1        .2        .6
                                            --------- -------- --------  --------
Total revenues ...........................      44.1     59.3     158.8     190.4
BENEFITS AND OTHER DEDUCTIONS ............      56.9     76.6     196.2     253.9
                                            --------- -------- --------  --------
Losses Charged to Allowance
  for Future Losses ......................   $ (12.8) $ (17.3) $  (37.4) $  (63.5)
                                             =======  =======  ========  ========

      Investment valuation allowances amounted to $19.9 million on mortgage loans and $16.3 million on equity real estate for an aggregate of $36.2 million at September 30, 1996. As of January 1, 1996, the adoption of SFAS No. 121 resulted in a release of existing valuation allowances of $71.9 million on equity real estate and recognition of impairment losses of $69.8 million on real estate held and used. At December 31, 1995, valuation allowances amounted to $19.2 million on mortgage loans and $77.9 million on equity real estate for an aggregate of $97.1 million.

      Benefits and other deductions included $23.3 million, $94.8 million, $38.7 million and $116.0 million of interest expense related to amounts borrowed from continuing operations for the three months and nine months ended September 30, 1996 and 1995, respectively.

      The allowance for future losses is based upon management's best judgment and there can be no assurance ultimate losses will not differ.

 8)   CLOSED BLOCK

      Summarized financial information of the Closed Block follows:

                                                                  SEPTEMBER 30,  DECEMBER 31,
                                                                       1996         1995
                                                                  -------------  ------------
                                                                        (IN MILLIONS)
       ASSETS
       Fixed maturities:
         Available for sale, at estimated fair value (amortized
           cost of $3,730.0 and $3,662.8) ......................   $  3,736.2    $  3,896.2
       Mortgage loans on real estate ...........................      1,422.2       1,368.8
       Policy loans ............................................      1,778.8       1,797.2
       Cash and other invested assets ..........................        321.8         440.9
       Deferred policy acquisition costs .......................        780.8         823.6
       Other assets ............................................        305.9         286.1
                                                                   ----------    ----------
       Total Assets ............................................   $  8,345.7    $  8,612.8
                                                                   ==========    ==========
       LIABILITIES
       Future policy benefits and other policyholders'
        account balances .......................................   $ 9,159.6      $  9,346.7
       Other liabilities .......................................        33.6           160.5
                                                                   ---------      ----------
       Total Liabilities .......................................   $ 9,193.2      $  9,507.2
                                                                   =========      ==========

                                            THREE MONTHS ENDED    NINE MONTHS ENDED
                                              SEPTEMBER 30,        SEPTEMBER 30,
                                            ------------------  --------------------
                                              1996     1995       1996       1995
                                            --------  --------  --------  ----------
                                                          (IN MILLIONS)
      REVENUES
      Premiums and other income .........   $  171.3  $  178.8  $  539.1  $  561.3
      Investment income (net of investment
        expenses of $6.9, $6.6, $21.0 and
        $20.3) ..........................      140.2     133.3     408.4     400.7
      Investment losses, net ............       (4.6)      (.6)    (13.2)     (7.5)
                                            --------  --------  --------  --------
      Total revenues ....................      306.9     311.5     934.3     954.5
                                            --------  --------  --------  --------

      BENEFITS AND OTHER DEDUCTIONS
      Policyholders' benefits and dividends    266.9     270.8     810.2     824.1
      Other operating costs and expenses .      16.3      12.5      50.3      45.0
                                            --------  --------  --------  --------
      Total benefits and other deductions      283.2     283.3     860.5     869.1
                                            --------  --------  --------  --------

      Contribution from the Closed Block    $   23.7  $   28.2  $   73.8  $   85.4
                                            ========  ========  ========  ========

      Investment valuation allowances amounted to $33.4 million and $18.4 million on mortgage loans and $2.5 million and $4.3 million on equity real estate for an aggregate of $35.9 million and $22.7 million at September 30, 1996 and December 31, 1995, respectively. As of January 1, 1996, the adoption of SFAS No. 121 resulted in the recognition of impairment losses of $5.6 million on real estate held and used.

 9)   RESTRUCTURE COSTS

      At September 30, 1996, liabilities associated with 1994 and 1995 cost reduction programs totaled $27.3 million. During the nine months ended September 30, 1996 and 1995, the Company restructured certain operations in connection with cost reduction programs and incurred costs of $2.6 million and $8.6 million, respectively, primarily associated with severance related benefits. Amounts paid during the nine months ended September 30, 1996 and charged against the liabilities for the 1994 and 1995 cost reduction programs totaled $13.1 million.

10)   LITIGATION

      There have been no new material legal proceedings and no material developments in matters which were previously reported in the Company's Notes to Consolidated Financial Statements for the year ended December 31, 1995, except as follows:

      On May 29, 1996, the New York County Supreme Court entered a judgment dismissing the complaint with prejudice in the previously reported action Golomb, et al. v. The Equitable Life Assurance Society of the United
      States. Plaintiffs have filed a notice of appeal of that judgment. On February 9, 1996, Equitable Life removed the Pennsylvania action, Malvin
      v. The Equitable Life Assurance Society of the United States, to the United States District Court for the Middle District of Pennsylvania. Following the decision granting Equitable Life's motion to dismiss the New York action (Golomb), on the consent of the parties, the District Court ordered an indefinite stay of all proceedings in the Pennsylvania action, pending either party's right to reinstate the proceeding, and ordered that for administrative purposes the case be deemed administratively closed. On February 2, 1996, Equitable Life removed the Texas action, Bowler, et al.
      v. The Equitable Life Assurance Society of the United States, to the United States District Court for the Northern District of Texas. On July 1, 1996, Equitable Life filed a motion for summary judgment dismissing the complaint in its entirety. The Company's management has been advised that plaintiffs plan to oppose the motion for summary judgment. In August, 1996, the court granted plaintiffs leave to file a supplemental complaint on behalf of a proposed class of Texas policyholders claiming unfair discrimination, breach of contract and other claims arising out of alleged differences between premiums charged to Texas policyholders and premiums charged to similarly situated policyholders in New York and certain other states. Plaintiffs seek refunds of alleged overcharges, exemplary or additional damages citing Texas statutory provisions which among other things, permit two times the amount of actual damage plus additional penalties if the acts complained of are found to be knowingly committed, and injunctive relief. Equitable Life has also filed a motion for summary judgment dismissing the supplemental complaint in its entirety. Equitable Life's management has been advised that plaintiffs plan to oppose that motion.

      On May 22, 1996, a separate action entitled Bachman v. The Equitable Life Assurance Society of the United States, was filed in Florida state court making claims similar to those in the previously reported Golomb action. The Florida action is asserted on behalf of a proposed class of Florida issued or renewed policyholders, insured after 1983 under Lifetime Guaranteed Renewable Major Medical Insurance Policies issued by Equitable Life. The Florida action seeks compensatory and punitive damages and injunctive relief restricting the methods by which Equitable Life increases premiums in the future, based on various common law claims. On June 20, 1996, Equitable Life removed the Florida action to Federal court. Equitable Life has answered the complaint, denying the material allegations and asserting certain affirmative defenses. Although the outcome of any litigation cannot be predicted with certainty, particularly in the early stages of an action, The Equitable's management believes that the ultimate resolution of this litigation should not have a material adverse effect on the financial position of the Company. Due to the early stage of such litigation, the Company's management cannot make an estimate of loss, if any, or predict whether or not such litigation will have a material adverse effect on the Company's results of operations in any particular period.

      On November 6, 1996, a proposed class action entitled Fletcher, et al. v. The Equitable Life Assurance Society of the United States, was filed in California Superior Court for Fresno County, making substantially the same allegations concerning premium rates and premium rate increases on guaranteed renewable policies made in the Bowler action. The complaint alleges, among other things, that differentials between rates charged California policyholders and policyholders in New York and certain other states, and the methods used by Equitable Life to calculate premium increases, breached the terms of its policies and that Equitable Life misrepresented and concealed the facts pertaining to such differentials and methods in violation of California law. Plaintiffs seek compensatory damages in an unspecified amount, rescission, injunctive relief and attorneys fees. Although the outcome of any litigation cannot be predicted with certainty, particularly in the early stages of an action, Equitable Life's management believes that the ultimate resolution of this litigation should not have a material adverse effect on the financial position of Equitable Life. Due to the early stage of such litigation, Equitable Life's management cannot make an estimate of loss, if any, or predict whether or not such litigation will have a material adverse effect on Equitable Life's results of operations in any particular period.

      In connection with the previously reported action entitled Sidney C. Cole et al. v. The Equitable Life Assurance Society of the United States and The Equitable of Colorado, Inc., on June 28, 1996, the court issued a decision and order dismissing with prejudice plaintiff's causes of action for fraud, constructive fraud, breach of fiduciary duty, negligence, and unjust enrichment, and dismissing without prejudice plaintiff's cause of action under the New York State consumer protection statute. The only remaining causes of action are for breach of contract and negligent misrepresentation. Plaintiffs have made a motion for reargument with respect to this order, which was submitted to the court in October 1996.

      On May 21, 1996, an action entitled Elton F. Duncan, III v. The Equitable Life Assurance Society of the United States, was commenced against Equitable Life in the Civil District Court for the Parish of Orleans, State of Louisiana. The action is brought by an individual who purchased a whole life policy. Plaintiff alleges misrepresentations concerning the extent to which the policy was a proper replacement policy and the number of years that the annual premium would need to be paid. Plaintiff purports to represent a class consisting of all persons who purchased whole life or universal life insurance policies from Equitable Life from January 1, 1982 to the present. Plaintiff seeks damages, including punitive damages, in an unspecified amount. On June 21, 1996, Equitable Life removed the action to the United States District Court for the Eastern District of Louisiana. Plaintiff has made a motion to remand to the Louisiana Civil District Court, and Equitable Life will oppose such motion.  On July 26, 1996, an action entitled  Michael Bradley
      v. Equitable Variable Life Insurance Company, was commenced in New York state court. The action is brought by the holder of a variable life insurance policy issued by EVLICO. The plaintiff purports to represent a class consisting of all persons or entities who purchased one or more life insurance policies issued by EVLICO from January 1, 1980. The complaint puts at issue various alleged sales practices and alleges misrepresentations concerning the extent to which the policy was a proper replacement policy and the number of years that the annual premium would need to be paid. Plaintiff seeks damages, including punitive damages, in an unspecified amount and also seeks injunctive relief prohibiting EVLICO from canceling policies for failure to make premium payments beyond the alleged stated number of years that the annual premium would need to be paid. Equitable Life and EVLICO have made a motion to consolidate or jointly try this proceeding with the Cole action, which will not be heard until November 1996. Although the outcome of any litigation cannot be predicted with certainty, particularly in the early stages of an action, the Company's management believes that the ultimate resolution of the litigations discussed in this paragraph should not have a material adverse effect on the financial position of the Company. Due to the early stages of such litigation, the Company's management cannot make an estimate of loss, if any, or predict whether or not such litigation will have a material adverse effect on the Company's results of operations in any particular period.

      Equitable Life recently received a subpoena from the U.S. Department of Labor ("DOL") requesting copies of any third-party appraisals in Equitable Life's possession relating to the ten largest properties (by value) in the Prime Property Fund ("PPF"). PPF is an open-end, commingled real estate separate account of Equitable Life's for pension clients. Equitable Life serves as investment manager in PPF and has retained Equitable Real Estate Investment Management, Inc. ("Equitable Real Estate") as adviser. In early 1995, the DOL commenced a national investigation of commingled real estate funds with pension investors, including PPF. The investigation now appears to be focused principally on appraisal and valuation procedures in respect of fund properties. The most recent request from the DOL seems to reflect, at least in part, an interest in the relationship between the valuations for those properties reflected in appraisals prepared for local property tax proceedings and the valuations used by PPF for other purposes. At no time has the DOL made any specific allegation that Equitable Life or Equitable Real Estate has acted improperly and Equitable Life and Equitable Real Estate believe that any such allegation would be without foundation. While the outcome of this investigation cannot be predicted with certainty, in the opinion of management, the ultimate resolution of this matter should not have a material adverse effect on the Company's consolidated financial position or results of operations.

      In connection with the previously reported arbitration involving Equitable Casualty Insurance Company ("Casualty"), the arbitration panel issued a final award in favor of Casualty and GEICO General Insurance Company ("GEICO General") on June 17, 1996. The result of the arbitration is expected to resolve in favor of Casualty and GEICO General two litigations that were commenced by Houston General Insurance Company ("Houston General") and that have been stayed by the presiding courts pending the completion of the arbitration. Houston General has informed Casualty, through counsel, that it is considering whether to consent to entry of a judgment enforcing the arbitration award or whether to contest the award. The Company's management believes that Houston General has no valid basis for contesting the arbitration award and therefore the ultimate resolution of this matter should not have a material adverse effect on the Company's financial position or results of operations.

      With respect to the previously reported National Gypsum litigation, the Bankruptcy Court has remanded the Texas state court action to state court.

      With  respect  to  the  previously  reported   Spectravision   litigation,
      plaintiffs have filed an amended complaint in which DLJSC is no longer named as a defendant.

      On September 26, 1996, the United States District Court for the Southern District of New York granted the defendants' motion to dismiss all counts of the complaint in the previously reported litigation involving Alliance and the Alliance North American Government Income Fund, Inc. The plaintiffs have filed motions requesting that the court reconsider its decision and for permission to file an amended complaint. While the ultimate outcome cannot be determined at this time, Alliance's management does not expect that it will have a material adverse effect on Alliance's consolidated financial position or results of operations.

      In addition to the matters previously reported and the matters described above, Equitable Life and its subsidiaries and DLJ and its subsidiaries are involved in various legal actions and proceedings in connection with their businesses. Some of the actions and proceedings have been brought on behalf of various alleged classes of claimants and certain of these claimants seek damages of unspecified amounts. While the ultimate outcome of such matters cannot be predicted with certainty, in the opinion of management no such matter is likely to have a material adverse effect on the Company's consolidated financial position or results of operations.

                                                                      APPENDIX A

MANAGEMENT

Here is a list of our directors and, to the extent they are responsible for variable life insurance operations, our principal officers and a brief statement of their business experience for the past five years. Unless otherwise noted, their address is 1290 Avenue of the Americas, New York, New York 10104.


NAME AND PRINCIPAL                     BUSINESS EXPERIENCE
BUSINESS ADDRESS                       WITHIN PAST FIVE YEARS
-------------------                    ------------------------

DIRECTORS

Claude Bebear                          Director of Equitable since July 1991. Chairman of the Board of the Holding Company (February
AXA S.A.                               1996-present)  and a Director of other affiliates of Equitable.  Chairman and Chief Executive
23,  Avenue  Matignon                  Officer of AXA since February 1989.  Chief Executive  Officer of the AXA Group since 1974 and
75008 Paris, France                    Chairman or Director of numerous subsidiaries and affiliated companies of the AXA Group.

Christopher J. Brocksom                Director  of  Equitable  since  July 1992.  Chief  Executive  Officer,  AXA Equity & Law Life
AXA Equity & Law                       Assurance  Society ("AXA Equity & Law") and various  directorships  and officerships with AXA
Amersham Road                          Equity & Law affiliated companies.
High Wycombe
Bucks HP 13 5 AL, England

Francoise Colloc'h                     Director of  Equitable  since July 1992.  Executive  Vice  President,  Culture-- Management--
AXA S.A.                               Communications, AXA, and various positions with AXA affiliated companies.
23, Avenue Matignon
75008 Paris, France

Henri de Castries                      Director  of  Equitable  since  September  1993.  Vice  Chairman  of the Board of the Holding
AXA S.A.                               Company since February 1996.  Executive Vice President  Financial Services and Life Insurance
23, Avenue Matignon                    Activities  of AXA  since  1993.  Prior  thereto,  General  Secretary  from  1991 to 1993 and
75008 Paris, France                    Central  Director  of  Finances  from 1989 to 1991.  Also  Director  or  Officer  of  various subsidiaries  and affiliates of the AXA Group.  Director of the Holding  Company and of other
                                       Equitable affiliates.

Joseph L. Dionne                       Director  of  Equitable  since May 1982.  Chairman  (since  April  1988) and Chief  Executive
The McGraw-Hill Companies              Officer (Since April 1983) of The McGraw-Hill Companies.  Director of the Holding Company.
1221 Avenue of the Americas
New York, NY  10020

William T. Esrey                       Director of  Equitable  since July 1986.  Chairman  (since  April  1990) and Chief  Executive
Sprint Corporation                     Officer (since 1985) and President  (1985 to February 1996) of Sprint  Corporation.  Director
P.O. Box 11315                         of the Holding Company.
Kansas City, MO  64112

Jean-Rene Fourtou                      Director of Equitable since July 1992.  Chairman and Chief Executive Officer,  Rhone-Poulenc,
Rhone-Poulenc S.A.                     S.A. since 1986.  Director of the Holding Company and AXA.
25 Quai Paul Doumer
92408 Courbevoie Cedex,
France

Norman C. Francis                      Director of Equitable since March 1989.  President, Xavier University of Louisiana.
Xavier University of Louisiana
7325 Palmetto Street
New Orleans, LA  70125

Donald J. Greene                       Director of Equitable since July 1991.  Partner,  LeBoeuf,  Lamb, Greene & MacRae since 1965.
LeBouef, Lamb, Greene & MacRae         Director of the Holding Company.
125 West 55th Street
New York, NY  10019-4513

John T. Hartley                        Director of Equitable  since August 1987.  Retired  Chairman and Chief  Executive  Officer of
Harris  Corporation                    Harris  Corporation  (until July 1995);  prior thereto,  he held the positions of Chairman of
1025 NASA Boulevard                    Harris  Corporation from 1987,  Chief Executive  Officer from 1986 and President from October
Melbourne, FL 32919                    1987 to April 1993.


John H.F. Haskell, Jr.                 Director of Equitable since July 1992.  Managing  Director of Dillon,  Read & Co., Inc. since
Dillon, Read & Co., Inc.               1975 and member of its Board of Directors.
535 Madison Avenue
New York, NY  10022



NAME AND PRINCIPAL                     BUSINESS EXPERIENCE
BUSINESS ADDRESS                       WITHIN PAST FIVE YEARS
-------------------                    ------------------------

DIRECTORS  (continued)

W. Edwin Jarmain                       Director of Equitable  since July 1992.  President of Jarmain Group Inc.  since 1979; also an
Jarmain Group Inc.                     Officer  or  Director of  several  affiliated   companies.   Chairman  and  Director  of  FCA
121 King Street West                   International Ltd.; served as President, CEO and Director from 1992 through 1993. Director of
Suite 2525, Box 36                     various AXA affiliated companies. Director of the Holding Company since July 1992.
Toronto, Ontario M5H 3T9,
Canada

G. Donald Johnston, Jr.                Director of Equitable since January 1986.  Retired Chairman and Chief Executive  Officer, JWT
184-400 Ocean Road                     Group, Inc. and J. Walter Thompson Company.
John's Island
Vero Beach, FL  32963

Winthrop Knowlton                      Director of Equitable since October 1973.  Chairman of the Board of Knowlton  Brothers,  Inc.
Knowlton Brothers, Inc.                since May 1989; also President of Knowlton  Associates,  Inc. since September 1987;  Director
530 Fifth Avenue                       of the Holding Company.
New York, NY  10036

Arthur L. Liman                        Director of Equitable since March 1984.  Partner,  Paul, Weiss,  Rifkind,  Wharton & Garrison
Paul, Weiss, Rifkind, Wharton          since 1966.
  and Garrison
1285 Avenue of the Americas
New York, NY  10019

George T. Lowy                         Director of Equitable since July 1992.  Partner, Cravath, Swaine & Moore.
Cravath, Swaine & Moore
825 Eighth Avenue
New York, NY  10019

Didier Pineau-Valencienne              Director  of  Equitable  since  February  1996.  Chairman  and  Chief  Executive  Officer  of
Schneider S.A.                         Schneider  S.A. since 1981 and Chairman or Director of numerous  subsidiaries  and affiliated
64-70 Avenue Jean-Baptiste             companies of Schneider.  Director of AXA and the Holding Company.
Clament
96646 Boulogne-Billancourt
Cedex
France

George J. Sella, Jr.                   Director  of  Equitable  since May 1987.  Retired  Chairman  and Chief  Executive  Officer of
P.O. Box 397                           American  Cyanamid  Company  (until April 1993);  prior  thereto,  Chairman from 1984,  Chief
Newton, NJ  07860                      Executive Officer from 1983 and President from 1979 to 1991.

Dave H. Williams                       Director of  Equitable  since March 1991.  Chairman and Chief  Executive  Officer of Alliance
Alliance Capital Management            since 1977 and  Chairman or Director of numerous  subsidiaries  and  affiliated  companies of
Corporation                            Alliance.  Director of the Holding Company.
1345 Avenue of the Americas
New York, NY  10105

OFFICERS -- DIRECTORS

James M. Benson                        Director of Equitable  since February 1994.  Chief  Executive  Officer (since  February 1996)
                                       and President of Equitable  (since February  1994);  prior thereto,  Chief Operating  Officer
                                       (February 1994 to February 1996) and Senior Executive Vice President of Equitable (April 1993
                                       to February 1994). Prior thereto, President,  Management Compensation Group (1983 to February
                                       1993).  Previously,  President,  Chief Executive Officer and a Director of Equitable Variable
                                       Life Insurance  Company  ("EVLICO").  Senior  Executive Vice President of the Holding Company
                                       since February 1994 and Chief  Operating  Officer since  February  1996;  Director of various
                                       Equitable affiliated companies; Director of the Holding Company since February 1994.

William T. McCaffrey                   Director of  Equitable  since  February  1996.  Senior  Executive  Vice  President  and Chief
                                       Operating  Officer of Equitable (all since  February  1996).  Prior  thereto,  Executive Vice
                                       President  (from  February  1986 to February  1996) and Chief  Administrative  Officer  (from
                                       February 1988 to February 1996).  Executive Vice President and Chief  Administrative  Officer
                                       (since  February  1994) of the  Holding  Company.  Director of various  Equitable  affiliated companies, including EVLICO.



NAME AND PRINCIPAL                     BUSINESS EXPERIENCE
BUSINESS ADDRESS                       WITHIN PAST FIVE YEARS
-------------------                    ------------------------

OFFICERS -- DIRECTORS (continued)

Joseph J. Melone                       Chairman of Equitable  since  February 1994 and a Director of Equitable  since November 1990.
                                       Chief  Executive  Officer of the Holding  Company  since  February  1996 and President of the
                                       Holding  Company  since May 1992.  Previously,  Chief  Executive  Officer of  Equitable  from
                                       February 1994, to February 1996; prior to February 1994,  President,  Chief Executive Officer and  Director  of  Equitable  from  September  1992 to  February  1994 and  President,  Chief
                                       Operating  Officer and a Director since  November  1990.  Former  Chairman,  Chief  Executive
                                       Officer and Director of EVLICO.  Director of various Equitable and AXA affiliated companies.

OTHER OFFICERS

A. Frank Beaz                          Senior Vice  President,  Equitable;  prior thereto,  Vice President,  Equitable  (until March
                                       1995).  Executive Vice President, EQ Financial Consultants, Inc.  ("EQF") (May 1995-present).

Leon B. Billis                         Senior Vice President,  Equitable;  prior thereto, Vice President,  Equitable (until November
                                       1994); Vice President, EVLICO (July 1996 to December 1996).

Harvey Blitz                           Senior Vice President and Deputy Chief Financial Officer,  Equitable.  Senior Vice President,
                                       Holding Company;  Director or Chairman of various Equitable  affiliated  companies;  Director
                                       (October 1992 to December 1996) and Vice President, EVLICO (April 1995 to December 1996).

Kevin R. Byrne                         Vice President and Treasurer,  Equitable;  Vice  President and  Treasurer,  Holding  Company;
                                       Treasurer,  EVLICO (until  December 1996) and Frontier Trust Company;  Director or Officer of
                                       other Equitable affiliated companies.

Jerry M. de St. Paer                   Executive Vice President,  Equitable.  Senior  Executive Vice President  (since May 1996) and
                                       Chief  Financial  Officer (since May 1992) of the Holding  Company.  Executive Vice President
                                       and Chief  Operating  Officer (since  September  1994) of Equitable  Investment  Corporation.
                                       Previously held various  officerships with Equitable and its affiliates.  Director and Senior
                                       Investment Officer,  EVLICO (until December 1996).  Director of various Equitable  affiliated companies.

Gordon G. Dinsmore                     Senior Vice President and Corporate  Actuary,  Equitable.  Executive Vice President,  Equico.
                                       Director  and  Senior  Vice  President,  EVLICO  (until  December  1996);  Director  of other
                                       Equitable affiliated companies.

Alvin H. Fenichel                      Senior Vice  President and  Controller,  Equitable.  Senior Vice  President  and  Controller,
                                       Holding  Company.   Vice  President  and  Controller  (until  December  1996),  EVLICO;  Vice
                                       President, The Equitable of Colorado, Inc. ("Colorado").

Paul J. Flora                          Senior Vice  President and Auditor,  Equitable.  Prior  thereto,  Vice  President and Auditor
                                       (February 1994 to March 1996).  Vice President and Auditor,  Holding Company  (September 1994
                                       to present). Vice President/Auditor, National Westminster Bank (November 1984 to June 1994).

Robert E. Garber                       Executive Vice President and General Counsel, Equitable; Executive Vice President and General
                                       Counsel,  Holding  Company.  Prior  thereto,  Senior Vice  President  and General  Counsel of
                                       Equitable  and the  Holding  Company  (September  1993 to  September  1994) and  Senior  Vice
                                       President and Deputy General Counsel of Equitable (September 1989 to September 1993).

Donald R. Kaplan                       Vice President and Acting Chief Compliance Officer,  Equitable. Prior thereto, Vice President and Counsel (until June 1996).

Michael S. Martin                      Senior Vice  President,  Equitable.  Chairman,  EQF;  Chairman and Chief  Executive  Officer,
                                       EquiSource of New York  (January  1992 to October  1994) and Frontier  (April 1992 to October
                                       1994);  Vice  President,  Hudson  River  Trust  ("HRT")  (February  1993 to  February  1995);
                                       Director,  Vice  President  and  Treasurer,  Equitable  Distributors,  Inc.  (August  1993 to
                                       February  1995),  also Chairman,  President,  and Chief Executive  Officer  (December 1993 to
                                       February 1995); Director,  Equitable Underwriting and Sales Agency (Bahamas),  Ltd. (May 1996
                                       to present) and Colorado (January 1995 to present).



NAME AND PRINCIPAL                     BUSINESS EXPERIENCE
BUSINESS ADDRESS                       WITHIN PAST FIVE YEARS
-------------------                    ------------------------

OTHER OFFICERS  (continued)

Peter D. Noris                         Executive Vice President and Chief Investment  Officer,  Equitable.  Executive Vice President
                                       (since May 1995) and Chief  Investment  Officer  (since July 1995),  Holding  Company.  Prior thereto,  Vice  President/Manager,  Insurance Companies Investment  Strategies Group, Solomon
                                       Brothers,  Inc. (November 1992 to May 1995). Prior thereto,  with Morgan Stanley & Co., Inc., from  October  1984 to November  1992 as  Principal,  Fixed Income  Insurance  Group.  Former
                                       Director and Senior Vice President of EVLICO. Director of other Equitable affiliates.

Anthony C. Pasquale                    Senior  Vice  President,   Equitable.   Chairman  and  President,   Equitable  Realty  Assets
                                       Corporation (July 1995 to present). Director of other Equitable affiliates.

Michael J. Rich                        Senior Vice  President,  Equitable,  since October 1994;  prior  thereto,  Vice  President of
                                       Underwriting,  John Hancock  Mutual Life  Insurance  Co. since 1988.  Director of EVLICO (May
                                       1995 to December 1996).

Pauline Sherman                        Vice President,  Secretary and Associate  General  Counsel,  Equitable;  prior thereto,  Vice
                                       President and Associate General Counsel (until September 1995). Vice President, Secretary and
                                       Associate General Counsel, Holding Company (September 1995 to present).

Samuel Shlesinger                      Senior Vice  President and Actuary,  Equitable;  prior  thereto,  Vice President and Actuary.
                                       Previously,  Director and Senior Vice  President,  EVLICO  (February 1988 to December  1996).
                                       Director, Chairman and Chief Executive Officer, Equitable of Colorado. Vice President, HRT.

Jose S. Suquet                         Executive  Vice  President  and Chief Agency  Officer,  Equitable,  since August 1994;  prior thereto, Agency Manager, Equitable (February 1985 to August 1994).

Stanley B. Tulin                       Senior  Executive  Vice  President and Chief  Financial  Officer,  Equitable;  prior thereto,
                                       Chairman,  Insurance Consulting and Actuarial Practice, Coopers & Lybrand (until April 1996);
                                       Executive Vice President, Holding Company.


                        VARIABLE LIFE INSURANCE POLICIES
                       FUNDED THROUGH SEPARATE ACCOUNT FP
                     PROSPECTUS SUPPLEMENT DATED MAY 1, 1996


          Incentive Life Plus(TM)             Survivorship 2000(TM)
             Champion 2000(TM)                  Incentive Life(TM)
         Incentive Life 2000(TM)                  SP-Flex(TM)


                                    Issued By
                               EQUITABLE VARIABLE
                             LIFE INSURANCE COMPANY


                          Principal Office Located at:
                               787 Seventh Avenue
                               New York, NY 10019
      VM 521
--------------------------------------------------------------------------------
                             THE HUDSON RIVER TRUST
                          PROSPECTUS DATED MAY 1, 1996







      HRT 596
--------------------------------------------------------------------------------

                        VARIABLE LIFE INSURANCE POLICIES

                       FUNDED THROUGH SEPARATE ACCOUNT FP



INCENTIVE LIFE PLUS (94-300)
CHAMPION 2000(TM) (90-400)                     ISSUED BY
INCENTIVE LIFE 2000(TM) (90-300)               EQUITABLE VARIABLE
SURVIVORSHIP 2000(TM) (92-500)                 LIFE INSURANCE COMPANY
INCENTIVE LIFE(TM) (85-300 & 88-300)
SP-FLEX(TM) (87-500)


                     PROSPECTUS SUPPLEMENT DATED MAY 1, 1996

INTRODUCTION. This Supplement updates certain information contained in the prospectuses for:


      o INCENTIVE LIFE PLUS dated December 19, 1994, May 1, 1995 and September 15, 1995;

      o  CHAMPION 2000 dated May 1, 1994, May 1, 1993, and November 27, 1991;

      o  INCENTIVE LIFE 2000 dated May 1, 1994, May 1, 1993 and November 27,
         1991;

      o SURVIVORSHIP 2000 dated May 1, 1995, May 1, 1994, May 1, 1993 and August 18, 1992;

      o INCENTIVE LIFE dated May 1, 1994, May 1, 1993, February 27, 1991, May 1, 1990 and August 29, 1989; and

      o  SP-FLEX dated September 30, 1987 and August 24, 1987.

For your convenience, we have consolidated the prior updating supplements that have been previously distributed. For this reason, you may already be familiar with some of the information in this prospectus supplement, but we encourage you to read it anyway. You can find the information about your policy by referring to one or more of the following headings:
                                                                            PAGE

INFORMATION RELATED TO ALL POLICIES                                           2

INFORMATION ABOUT ALL POLICIES EXCEPT SP-FLEX                                 6

INFORMATION ABOUT INCENTIVE LIFE PLUS                                         7

INFORMATION ABOUT INCENTIVE LIFE 2000 AND CHAMPION 2000                       7

INFORMATION ABOUT INCENTIVE LIFE                                              7

INFORMATION ABOUT SP-FLEX                                                     8

You should attach this Supplement to your prospectus and retain it for future reference. Equitable Variable Life Insurance Company (Equitable Variable) will send you an additional copy of any prospectus or supplement, without charge, on written request. Except as otherwise noted, terms used in this supplement have the same meaning as in the prospectus. However, we now refer to the Guaranteed
Interest Division as the Guaranteed Interest Account and to divisions of Separate Account FP as "Funds."

Champion 2000, Incentive Life 2000, Incentive Life and SP-Flex policies are no longer offered for sale.


                      INFORMATION RELATED TO ALL POLICIES:

  1. EQUITABLE VARIABLE. The information under the heading EQUITABLE VARIABLE is updated as follows: Equitable Variable was organized in 1972 in New York State as a stock life insurance company. We are licensed to do business in all 50 states, Puerto Rico, the Virgin Islands and the District of Columbia. At December 31, 1995, we had approximately $132.8 billion face amount of variable life insurance in force.





-------------------------------------------------------------------------------
THIS SUPPLEMENT SHOULD BE RETAINED FOR FUTURE REFERENCE.

VM 521                 Copyright 1996 Equitable Variable Life Insurance Company.
                                                            All rights reserved.

 2. EQUITABLE. The information under the heading OUR PARENT, EQUITABLE is updated as follows: Equitable is a wholly-owned subsidiary of The Equitable Companies Incorporated (the Holding Company). The largest stockholder of the Holding Company is AXA S.A. (AXA), a French insurance holding company. AXA beneficially owns 60.6% of the outstanding shares of common stock of the Holding Company plus convertible preferred stock. Under its investment arrangements with Equitable and the Holding Company, AXA is able to exercise significant influence over the operations and capital structure of the Holding Company and its subsidiaries, including Equitable and Equitable Variable. AXA is the principal holding company for most of the companies in one of the largest insurance groups in Europe. The majority of AXA's stock is controlled by a group of five French mutual insurance companies. Equitable, the Holding Company and their subsidiaries managed approximately $195.3 billion in assets as of December 31, 1995.

 3. HUDSON RIVER TRUST INVESTMENT POLICIES. Net premiums can be allocated to the Separate Account Funds or to the Guaranteed Interest Account (except for SP-Flex policyowners). The Funds of Separate Account FP in turn invest those net premiums in corresponding portfolios of The Hudson River Trust, a mutual fund. Each portfolio has a different investment objective which it tries to achieve by following separate investment policies. The objectives and policies of each portfolio will affect its return and its risks. There is no guarantee that these objectives will be achieved. The policies and objectives of the Trust's portfolios are as follows:

-------------------------------------------------------------------------------------------------------------------------------
 PORTFOLIO                       INVESTMENT POLICY                                      OBJECTIVE
 ---------                       -----------------                                      ---------
 THE FIXED INCOME SERIES:

 MONEY MARKET ...........        Primarily  high quality  short-term  money market      High level of current  income  while
                                 instruments.                                           preserving  assets  and  maintaining
                                                                                        liquidity.

 INTERMEDIATE ...........        Primarily  debt  securities  issued or guaranteed      High current income  consistent with
 GOVERNMENT                      by  the  U.S.   Government,   its   agencies  and      relative stability of principal.
 SECURITIES                      instrumentalities.  Each  investment  will have a
                                 final  maturity  of not  more  than 10 years or a
                                 duration   not   exceeding   that  of  a  10-year
                                 Treasury note.

 QUALITY BOND ...........        Primarily    investment    grade   fixed   income      High current income  consistent with
                                 securities.                                            preservation of capital.

 HIGH YIELD .............        Primarily  a  diversified   mix  of  high  yield,      High  return by  maximizing  current
                                 fixed-income    securities    involving   greater      income    and,    to   the    extent
                                 volatility  of price  and risk of  principal  and      consistent   with  that   objective,
                                 income    than    high    quality    fixed-income      capital appreciation.
                                 securities.  The  medium and lower  quality  debt
                                 securities  in which the Portfolio may invest are
                                 known as "junk bonds."
 THE EQUITY SERIES:

 GROWTH & INCOME ........        Primarily    common    stocks   and    securities      High  return  through a  combination
                                 convertible into common stocks.                        of  current   income   and   capital
                                                                                        appreciation.

 EQUITY INDEX ...........        Selected  securities  in the S&P's 500 Index (the      Total  return  performance   (before
                                 "Index") which the adviser  believes will, in the      trust  expenses)  that  approximates
                                 aggregate,  approximate the  performance  results      the  investment  performance  of the
                                 of the Index.                                          Index  (including   reinvestment  of
                                                                                        dividends)    at   a   risk    level
                                                                                        consistent with that of the Index.

 COMMON STOCK ...........        Primarily  common  stock  and  other  equity-type      Long-term   growth  of  capital  and
                                 instruments.                                           increasing income.

 GLOBAL .................        Primarily equity  securities of non-United States      Long-term growth of capital.
                                 as well as United States companies.

 INTERNATIONAL ..........        Primarily equity securities selected  principally      Long-term growth of capital.
                                 to  permit  participation  in  non-United  States
                                 companies with prospects for growth.
-------------------------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------------------------
 PORTFOLIO                       INVESTMENT POLICY                                      OBJECTIVE
 ---------                       -----------------                                      ---------
 AGGRESSIVE STOCK ..........     Primarily  common  stock  and  other  equity-type      Long-term growth of capital.
                                 securities  issued  by medium and other  smaller
                                 sized companies  with  strong  growth potential.
 ASSET ALLOCATION SERIES:
 CONSERVATIVE INVESTORS ....     Diversified mix of publicly-traded,  fixed-income      High total  return  without,  in the
                                 and  equity  securities;  asset mix and  security      adviser's  opinion,  undue  risk  to
                                 selection  are   primarily   based  upon  factors      principal.
                                 expected  to  reduce  risk.   The  Portfolio  is
                                 generally expected  to hold approximately 70% of
                                 its assets in  fixed income  securities  and 30%
                                 in equity securities.

 BALANCED ..................     Primarily  common  stocks,  publicly-traded  debt      High  return  through a  combination
                                 securities   and  high   quality   money   market      of  current   income   and   capital
                                 instruments.  The portfolio is generally expected      appreciation.
                                 to hold 50% of its  assets in  equity  securities
                                 and 50% in fixed income securities.

 GROWTH INVESTORS ..........     Diversified mix of publicly-traded,  fixed-income      High total  return  consistent  with
                                 and  equity  securities;  asset mix and  security      the   adviser's   determination   of
                                 selection   based  upon   factors   expected   to      reasonable risk.
                                 increase  possibility of high long-term  return.
                                 The  Portfolio  is  generally  expected  to hold
                                 approximately   70%  of  its  assets  in  equity
                                 securities  and 30% in  fixed income securities.
-------------------------------------------------------------------------------------------------------------------------------

     Subject to the terms described in your prospectus, you may transfer cash values between Separate Account Funds and/or change how your net premiums are allocated among Funds. See TRANSFERS OF POLICY ACCOUNT VALUE in your prospectus and CHARGE FOR TRANSFERS below.

  4. INVESTMENT PERFORMANCE. Footnote 7 to the Separate Account FP financial statements included herein contains information about the net return for each Fund. The attached prospectus supplement for The Hudson River Trust contains rates of return and other portfolio performance information of the Trust for various periods ended December 31, 1995. Remember, the changes in the Policy Account value of your policy depend not only on the performance of the Trust portfolios, but also on the deductions and charges under your policy. To obtain the current unit values of the Separate Account Funds, call (212) 714-5015.

     The values reported in footnote 7 for all Policies are computed using the net rates of return for the corresponding portfolios of the Trust. The SP-Flex returns are net of charges for cost of insurance, administrative expense, and mortality and expense risks.

     The returns reported in footnote 7 for each of the other policy forms are reduced only by any mortality and expense risk charge deducted from Separate Account assets.

  5. THE TRUST'S INVESTMENT ADVISER. The information about Alliance Capital Management L.P. (Alliance), the Trust's investment adviser, is updated as follows: As of December 31, 1995, Alliance was managing approximately $146.5 billion in assets. Alliance, a publicly traded limited partnership, is indirectly majority-owned by Equitable.

     For your convenience, we are restating that the advisory fee payable by the Trust to Alliance, which is based on the following annual percentages of the value of each portfolio's daily average net assets:

-------------------------------------------------------------------------------------------------------------------------------
                                                                                          DAILY AVERAGE NET ASSETS
                                                                              -------------------------------------------------
                                                                                   FIRST            NEXT            OVER
 PORTFOLIO                                                                      $350 MILLION    $400 MILLION    $750 MILLION
 ---------                                                                      ------------    ------------    ------------

 Common Stock, Money Market and Balanced...................................        .400%           .375%           .350%

 Aggressive Stock and Intermediate Government Securities...................        .500%           .475%           .450%

 High Yield, Global, Conservative Investors and Growth Investors...........        .550%           .525%           .500%
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
                                                                                          DAILY AVERAGE NET ASSETS
                                                                              -------------------------------------------------
                                                                                   FIRST            NEXT            OVER
 PORTFOLIO                                                                      $500 MILLION    $500 MILLION     $1 BILLION
 ---------                                                                      ------------    ------------     ----------
 Quality Bond and Growth & Income..........................................        .550%           .525%           .500%

                                                                                   FIRST            NEXT            OVER
 PORTFOLIO                                                                      $750 MILLION    $750 MILLION    $1.5 BILLION
 ---------                                                                      ------------    ------------    ------------

 Equity Index..............................................................        .350%           .300%           .250%

                                                                                   FIRST            NEXT            OVER
 PORTFOLIO                                                                      $500 MILLION     $1 BILLION     $1.5 BILLION
 ---------                                                                      ------------     ----------     ------------

 International.............................................................        .900            .850            .800
-------------------------------------------------------------------------------------------------------------------------------


  6. LIVING BENEFIT OPTION AVAILABLE. Subject to regulatory approval in your state and our underwriting guidelines, you may now be eligible for a Living Benefit payment under your policy. The Living Benefit enables the policyowner to receive a portion of the policy's death benefit (excluding death benefits payable under certain riders) if the insured has a terminal illness. Certain eligibility requirements will apply when you submit a Living Benefit claim (for example, satisfactory evidence of less than six month life expectancy). We will deduct an administrative charge of up to $250 from the proceeds of the Living Benefit payment. This charge may be less in some states.

     When a Living Benefit claim is paid, Equitable Variable establishes a lien against the policy. The amount of the lien is the sum of the Living Benefit payment, any accrued interest on that payment and any unpaid scheduled premium (if applicable under your policy). Interest will be charged at a rate equal to the greater of: (i) the yield on a 90-day Treasury bill and
     (ii) the maximum adjustable policy loan interest rate permitted in the state in which your policy is delivered.

     Until a death benefit is paid, or the policy is surrendered, a portion of the lien is allocated to the policy's Cash Surrender Value. This portion of the liened amount will be transferred to the Guaranteed Interest Account where it will earn interest at the same rate credited to unloaned amounts (in the case of SP-Flex policies, this portion of the liened amount will be transferred to the Money Market Fund). This portion of the liened amount will not be available for loans or partial withdrawals (if permitted under your policy). Any death benefit or Cash Surrender Value payable upon policy surrender will be reduced by the amount of the lien.

     Unlike a death benefit received by a beneficiary after the death of an insured, receipt of a Living Benefit payment may be taxable as a distribution under the policy. See TAX EFFECTS in your prospectus or, for SP-Flex policyowners, in this supplement, for a discussion of the tax treatment of distributions under the policy. Consult your tax adviser. Receipt of a Living Benefit payment may also affect a policyowner's eligibility for certain government benefits or entitlements. To submit a claim for this benefit and receive a copy of the Living Benefit rider, please contact your Equitable agent.

  7. TELEPHONE TRANSFERS. The information under the heading Telephone Transfers is updated, as follows:

     In order to make a transfer by telephone, each policyowner must first complete and return an authorization form. Authorization forms can be obtained from your Equitable agent or our Administrative Office. The completed form MUST be returned to our Administrative Office before requesting a telephone transfer.

     Telephone  transfers  may be  requested on each day we are open to transact business. You will receive the Fund's unit value as of the close of business on the day you call. We do not accept telephone transfer requests after 4:00 p.m. Eastern Time. Only one telephone transfer request is permitted per day and it may not be revoked at any time. Telephone transfer requests are automatically recorded and are invalid if incomplete information is given, portions of the request are inaudible, no authorization form is on file, or the request does not comply with the transfer limitations described in your policy.

     We have established reasonable procedures designed to confirm that instructions communicated by telephone are genuine. Such procedures include requiring certain personal identification information prior to acting on telephone instructions and providing written confirmation of instructions communicated by telephone. If we do not employ reasonable procedures to confirm that instructions communicated by telephone are genuine, we may be liable for any losses arising out of any act or any failure to act resulting from our own negligence, lack of good faith, or willful misconduct. In light of the procedures established, we will not be liable for following telephone instructions that we reasonably believe to be genuine.

     During times of extreme market activity it may be impossible to contact us to make a telephone transfer. If this occurs, you should submit a written transfer request to our Administrative Office. Our rules on telephone transfers are subject to change and we reserve the right to discontinue telephone transfers in the future.

  8. TAX CHANGES. The United States Congress may in the future enact legislation that could change the tax treatment of life insurance policies. In addition, the Treasury Department may amend existing regulations, issue new regulations, or adopt new interpretations of existing laws. There is no way of predicting whether, when or in what form any such change would be adopted. Any such change could have a retroactive effect regardless of the date of enactment. State tax laws or, if you are not a United States resident, foreign tax laws, may affect the tax consequences to you, the insured person or your beneficiary. These laws may change from time to time without notice.

     The discussion of the tax effects on policy proceeds contained in your prospectus and this supplement is based on our understanding of Federal income tax laws as of the date of such prospectus or supplement, as applied to policies owned by U.S. resident individuals. The tax effects on corporate taxpayers, subject to the Federal alternative minimum tax, other non-natural owners such as trusts, non-U.S. residents or non-U.S. citizens, may be different. This discussion is general in nature, and should not be considered tax advice, for which you should consult your legal or tax adviser.

  9. DISTRIBUTION. Equico Securities Inc. ("Equico"), a wholly-owned subsidiary of Equitable, is the principal underwriter of the Trust under a Distribution Agreement. Equico is also the distributor of our variable life insurance policies and Equitable's variable annuity contracts under a Distribution and Servicing Agreement. Equico is registered with the SEC as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. Equico's principal business address is 1755 Broadway, New York, NY 10019. Equico is paid a fee for its services as distributor of our policies. In 1994 and 1995, Equitable and Equitable Variable paid Equico a fee of $216,920 and $325,380, respectively, for its services under the Distribution and Servicing Agreement. On or about May 1, 1996, Equico will change its name to EQ Financial Consultants, Inc.

     The amounts paid and accrued to Equitable by us under our sales and services agreements with Equitable totaled approximately $377.2 million in 1995, $380.5 million in 1994 and $355.7 million in 1993.

10. MANAGEMENT. A list of our directors and principal officers and a brief statement of their business experience for the past five years is contained in Appendix A to this supplement.

11. LONG-TERM MARKET TRENDS. Appendix B to this supplement presents historical return trends for various types of securities which may be useful for understanding how different investment strategies may affect long term results.

12. FINANCIAL STATEMENTS. The financial statements of Separate Account FP and Equitable Variable included in this prospectus supplement have been audited for the years ended December 31, 1995, 1994 and 1993 by the accounting firm of Price Waterhouse LLP, our independent auditors, to the extent stated in their report. The financial statements of Separate Account FP and Equitable Variable for the years ended December 31, 1995, 1994 and 1993 included in this prospectus supplement have been so included in reliance on the reports of Price Waterhouse LLP, given on the authority of such firm as experts in accounting and auditing.

     The financial statements of Equitable Variable contained in this prospectus supplement should be considered only as bearing upon the ability of Equitable Variable to meet its obligations under the policies. They should not be considered as bearing upon the investment experience of the Separate Account Funds.


                  INFORMATION ABOUT ALL POLICIES EXCEPT SP-FLEX

  1. AUTOMATIC TRANSFER SERVICE. We offer an Automatic Transfer Service. This service enables you to make automatic monthly transfers out of the Money Market Fund into the other Separate Account Funds.

     To start using this service you must first complete a special election form that is available from your agent or our Administrative Office. You must also have a minimum of $5,000 in the Money Market Fund on the date the Automatic Transfer Service is scheduled to begin. You can elect up to eight Separate Account Funds for monthly transfers, but the minimum amount that may be transferred to each Fund each month is $50. Automatic transfers will begin on the next monthly processing date after we receive your election form at our Administrative Office.

     The Automatic Transfer Service will remain in effect until the earliest of the following events: (1) the funds in the Money Market Fund are insufficient to cover the automatic transfer amount; (2) the policy is in a grace period; (3) we receive at our Administrative Office your written instruction to cancel the Automatic Transfer Service; (4) we receive a death claim under the policy; or (5) you elect to use your Net Cash Surrender Value to purchase a fixed-benefit insurance option (if available under your policy).

     Using the Automatic Transfer Service does not guarantee a profit or protect against loss in a declining market.

  2. CHARGE FOR TRANSFERS. We have reserved the right under your policy to make a charge of $25 for transfers of Policy Account value. You are currently able to make twelve free transfers in any policy year but we will charge $25 per transfer after the twelfth transfer. All transfers made on the same effective date (either written or by telephone) will count as one transfer. Transfers made through the Automatic Transfer Service do not count toward the twelve free transfers. There will be no charge for a transfer of all of your amounts in the Separate Account to the Guaranteed Interest Account.


                      INFORMATION ABOUT INCENTIVE LIFE PLUS

DEDUCTIONS AND CHARGES. Cost of Insurance Charge. The information under Cost of Insurance Charge is updated as follows: Beginning in the tenth policy year, current monthly cost of insurance charges are reduced by an amount equal to a percentage of your unloaned Policy Account value on the date such charges are assessed. This means that the larger your unloaned Policy Account value, the greater your potential reduction in current cost of insurance charges. This percentage begins at an annual rate of .05%, grading up to an annual rate of
 .50% in policy years 26 and later. Effective on or about July 1, 1996, we intend to increase this cost of insurance charge reduction to grade up to .65% in policy years 25 and later. This cost of insurance charge reduction applies on a current basis and is not guaranteed. We may in the future increase, decrease, change the duration of, or eliminate the amount of the current cost of insurance charge reduction without advance notice to you. Because Incentive Life Plus was offered for the first time in 1995, no reduction of cost of insurance charges in the tenth policy year has yet been attained.

             INFORMATION ABOUT INCENTIVE LIFE 2000 AND CHAMPION 2000

  1. PROSPECTUS  SUMMARY.  On  page  1 of  the  prospectus,  under  the  heading
     INVESTMENT FEATURES -- POLICY ACCOUNT the bold face text in the second bullet point is replaced by the following: REQUESTS FOR TRANSFERS OUT OF THE GUARANTEED INTEREST ACCOUNT CAN ONLY BE MADE ON OR WITHIN 30 DAYS OF A POLICY ANNIVERSARY. SUCH TRANSFERS WILL BE EFFECTIVE AS OF THE DATE WE RECEIVE YOUR REQUEST, BUT NO EARLIER THAN THE POLICY ANNIVERSARY. TRANSFERS INTO THE GUARANTEED INTEREST ACCOUNT AND AMONG ALL SEPARATE ACCOUNT FUNDS MAY BE REQUESTED AT ANY TIME.

  2. BORROWING FROM YOUR POLICY ACCOUNT. We will first allocate loan repayments to our Guaranteed Interest Account until the amount of any loan originally allocated to that account has been repaid. After you have repaid this amount, you may choose how you want us to allocate the balance of any additional repayments. If you do not provide specific instructions, repayments will be allocated on the basis of your premium allocation percentages.

  3. MINIMUM FACE AMOUNT (INCENTIVE LIFE 2000 ONLY). The minimum Face Amount for Incentive Life 2000 is $50,000 for issue ages 65 and below. This is also the minimum Face Amount for the "designated insured option" rider described under ADDITIONAL BENEFITS MAY BE AVAILABLE in your Incentive Life 2000 prospectus.


                        INFORMATION ABOUT INCENTIVE LIFE

  1. MONTHLY ADMINISTRATIVE CHARGE. We deduct a monthly administrative charge from your Policy Account, which covers the costs associated with administering Incentive Life policies. The current administrative charge is $6 per month. This administrative charge is guaranteed never to exceed $8 per month.

  2. COST OF INSURANCE CHARGE. The tables under "Cost of Insurance Charge" in prospectuses dated February 27, 1991 and earlier are updated as follows:

                                        ILLUSTRATIVE TABLE OF MONTHLY COST OF INSURANCE RATES
                                                              (ROUNDED)

                                  FACE AMOUNT $50,000-$199,000                         FACE AMOUNT $200,000 AND OVER
                        --------------------------------------------------   ---------------------------------------------------
        MALE                 GUARANTEED                  CURRENT                  GUARANTEED                   CURRENT
     ISSUE AGE              MAXIMUM RATE            (NON-SMOKER) RATE            MAXIMUM RATE             (NON-SMOKER) RATE
---------------------   ----------------------   -------------------------   ----------------------    -------------------------
          5                   $  .08                    $  .08                    $  .08                      $  .08

         15                      .11                       .11                       .11                         .11

         25                      .15                       .13                       .15                         .12

         35                      .18                       .14                       .18                         .13

         45                      .38                       .25                       .38                         .22

         55                      .88                       .54                       .88                         .46

         65                     2.14                      1.41                      2.14                        1.19


  3. EMPLOYEE BENEFIT PROGRAMS. Complex rules may apply when a policy is held by an employee or a trust, or acquired by an employee, in connection with the provision of employee benefits. These policyowners also must consider whether the policy was applied for by or issued to a person having an insurable interest under applicable state law, as the lack of insurable interest may, among other things, affect the qualification of the policy as life insurance for federal income tax purposes and the right of the beneficiary to death benefits. Employers and employer-created trusts may be subject to reporting, disclosure, and fiduciary obligations under the Employee Retirement Income Security Act of 1974 (ERISA). For information on these matters, we suggest that you consult your tax and legal advisers.

  4. UNISEX RATES. Incentive Life policies were issued on a unisex basis in Montana and, after February 2, 1990, in Massachusetts. Unisex means that there is no distinction based on sex in determining the cost of insurance rates. Cost of insurance rates applicable to a policy issued on a unisex basis would not be greater than the comparable male rates set forth or illustrated in the prospectus. Similarly, illustrated policy values in the prospectus would be no less favorable for comparable policies issued on a unisex basis. The guaranteed cost of insurance rates for our Incentive Life policy are based on the Commissioner's 1980 Standard Ordinary "B" Mortality Table.


                            INFORMATION ABOUT SP-FLEX

     1. TAX EFFECTS. This discussion supersedes the discussion of the tax effects on policy proceeds contained in the prospectus. The Technical and Miscellaneous Revenue Act of 1988 changed the tax consequences of distributions from "modified endowments", a category of life insurance policies. For this purpose, "distributions" include policy loans and amounts received on lapse, maturity or surrender of a policy.

     POLICY PROCEEDS. An SP-Flex Policy will be treated as "life insurance" for Federal income tax purposes if it meets the definitional requirement of the Internal Revenue Code (Code) and for as long as the portfolios of the Trust satisfy the diversification requirements under the Code. We believe that SP-Flex will meet these requirements, and that under Federal income tax law:


     o the death benefit received by the beneficiary under your policy will not be subject to Federal income tax; and

     o as long as your policy remains in force, increases in the value of your policy as a result of investment experience will not be subject to Federal income tax unless and until there is a distribution from your policy.

     SPECIAL TAX RULES MAY APPLY, HOWEVER, IF YOU TRANSFER YOUR OWNERSHIP OF THE POLICY. CONSULT YOUR TAX ADVISER BEFORE ANY TRANSFER OF YOUR POLICY.

     The Federal income tax consequences of a distribution from your policy will depend on whether your policy is determined to be a "modified endowment." SP-Flex policies entered into prior to June 21, 1988 will not be considered modified endowments, unless an additional premium is paid. Generally, SP-Flex policies entered into after June 20, 1988 will be considered modified endowments. However, SP-Flex policies acquired as a result of an exchange from a policy that is not a modified endowment, will generally not be considered a modified endowment as long as no additional premiums are paid and the death benefit of the new policy is not reduced below that of the old policy.

     IF YOUR POLICY IS NOT A MODIFIED ENDOWMENT, as long as it remains in force, a loan under your policy will be treated as indebtedness and no part of the loan will be subject to Federal income tax. Interest on the loan will not be tax deductible. If your policy lapses, matures or is surrendered, the excess, if any, of your Cash Surrender Value (which includes the amount of any unpaid policy loan and loan interest) over your Basis will be subject to Federal income tax. Your Basis in your policy generally will equal the premiums you have paid.

     IF YOUR POLICY IS A MODIFIED ENDOWMENT, any loan from your policy will be taxed in a manner comparable to distributions from annuities (i.e., on an "income-first" basis). A loan for this purpose also includes any increase in the loan amount to pay interest on an existing loan or an assignment or a pledge to secure a loan. A loan will be considered taxable income to you to the extent your Policy Account Value exceeds your Basis in the policy at the time you make the loan. For modified endowments, your Basis would be increased by the amount of any prior loan under your policy that was considered taxable income to you.

     A 10% penalty tax will also apply to the taxable portion of a loan under a modified endowment. The penalty tax will not, however, apply to loans (i) to taxpayers 59 1/2 years of age or older, (ii) in the case of a disability (as defined in the Code) or (iii) received as part of a series of substantially equal periodic annuity payments for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his beneficiary. In addition, if your policy lapses, matures or is surrendered, the excess, if any, of your Cash Surrender Value over your Basis will be subject to Federal income tax and, unless one of the above exceptions applies, the 10% penalty tax.

     If your policy becomes a modified endowment, a distribution during the policy year it becomes a modified endowment and any subsequent policy year will be taxed as described in the two preceding paragraphs. In addition, a distribution from a policy within two years before it becomes a modified endowment will be subject to tax in this manner. As referred to above, if additional premiums are paid under an SP-Flex policy entered into prior to June 21, 1988, it will become a modified endowment. THIS MEANS THAT A DISTRIBUTION MADE AFTER JUNE 20, 1988 FROM AN SP-FLEX POLICY ENTERED INTO PRIOR TO JUNE 21, 1988 COULD LATER BECOME TAXABLE AS A DISTRIBUTION FROM A MODIFIED ENDOWMENT. The Secretary of the Treasury has been authorized to prescribe rules which would treat similarly other distributions made in anticipation of a policy becoming a modified endowment.

     DIVERSIFICATION. Under Section 817(h) of the Code, the Secretary of the Treasury has the authority to set standards for diversification of the investments underlying variable life insurance policies. The Treasury
     Department   has   issued   regulations   regarding   the
     diversification requirements. Failure by us to meet these requirements would disqualify your policy as a life insurance policy under Section 7702 of the Code. If this were to occur, you would be subject to Federal income tax on the income under the policy. Equitable Variable Separate Account FP, through the Trust, intends to comply with these requirements.

     In connection with the issuance of the temporary diversification regulations, the Treasury Department stated that it anticipates the issuance of regulations or rulings prescribing the circumstances in which the ability of a policyowner to direct his investment to particular funds of a separate account may cause the policyowner, rather than the insurance company, to be treated as the owner of the assets in the account. If you were considered the owner of the assets of the Separate Account, income and gains from the account would be included in your gross income for Federal income tax purposes.

     For purposes of determining the taxable income to you resulting from a loan under your policy or a distribution on its lapse, maturity or surrender, all modified endowment contracts issued to you by the same insurer or an affiliate during any calendar year will be aggregated and treated as one contract. This provision applies to policies entered into after June 20, 1988, but does not affect contracts purchased by certain qualified plans. Under prior law, a "twelve-month period" rather than a calendar year standard was used.

     POLICY CHANGES. For you and your beneficiary to receive the tax treatment discussed above, your policy must initially qualify and continue to qualify as life insurance under Sections 7702 and 817(h) of the Code. We have reserved in the SP-Flex policy the right to decline to accept all or part of any premium payments that would cause the policy to fail to qualify. We may also make changes in the SP-Flex policy or its riders or make distributions from the policy to the extent we deem necessary to qualify the policy as life insurance for tax purposes. Any such change will apply uniformly to all policies that are affected. SP-Flex policyowners will be given advance written notice of such changes.

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of
Equitable Variable Life Insurance Company and Policyowners of Separate Account FP of Equitable Variable Life Insurance Company

In our opinion, the accompanying statements of assets and liabilities and the related statements of operations and of changes in net assets present fairly, in all material respects, the financial position of Money Market Division, Intermediate Government Securities Division, Quality Bond Division, High Yield Division, Growth and Income Division, Equity Index Division, Common Stock Division, Global Division, International Division, Aggressive Stock Division, Conservative Investors Division, Balanced Division and Growth Investors Division, separate investment divisions of Equitable Variable Life Insurance Company ("Equitable Variable Life") Separate Account FP at December 31, 1995 and the results of each of their operations and changes in each of their net assets for each of the periods indicated, in conformity with generally accepted accounting principles. These financial statements are the responsibility of Equitable Variable Life's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of shares in The Hudson River Trust at December 31, 1995 with the transfer agent, provide a reasonable basis for the opinion expressed above.






PRICE WATERHOUSE LLP
New York, NY
February 7, 1996



                                     FSA-1

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES
DECEMBER 31, 1995

                                            INTERMEDIATE
                                MONEY        GOVERNMENT      QUALITY          HIGH          GROWTH &       EQUITY
                               MARKET        SECURITIES        BOND          YIELD           INCOME         INDEX
                              DIVISION        DIVISION       DIVISION       DIVISION        DIVISION      DIVISION
                            ------------    -----------    ------------    -----------    -----------    -----------
ASSETS
Investments in shares of
  The Hudson River
  Trust -- at market
  value (Notes 2 and 7)
Cost:  $207,548,119.....    $207,638,095
         37,536,467.....                    $37,681,989
        141,011,715.....                                   $138,906,039
         68,700,148.....                                                   $72,524,129
         17,021,456.....                                                                  $19,144,802
         59,443,291.....                                                                                 $71,895,056
Receivable for sales of
  shares of The Hudson
  River Trust...........              --             --              --             --             --             --
Receivable for policy-
  related transactions..       1,030,719        472,227         195,736        671,870        272,371        214,843
                            ------------    -----------    ------------    -----------    -----------    -----------
Total Assets............     208,668,814     38,154,216     139,101,775     73,195,999     19,417,173     72,109,899
                            ------------    -----------    ------------    -----------    -----------    -----------
LIABILITIES
Payable for purchases
  of shares of The
  Hudson River
  Trust.................       1,021,043        488,551         195,429        740,734        272,227        214,856
Payable for policy-
  related transactions..              --             --              --             --             --             --
Amount retained by
  Equitable Variable Life
  in Separate Account
  FP (Note 4)...........         514,240        516,621         618,900        524,303        526,633        271,428
                            ------------    -----------    ------------    -----------     ----------    -----------
Total Liabilities.......       1,535,283      1,005,172         814,329      1,265,037        798,860        486,284
                            ------------    -----------    ------------    -----------     ----------    -----------
NET ASSETS ATTRIBUTABLE
TO POLICYOWNERS.........    $207,133,531    $37,149,044    $138,287,446    $71,930,962    $18,618,313    $71,623,615
                            ============    ===========    ============    ===========    ===========    ===========

See Notes to Financial Statements.


                                COMMON                                        AGGRESSIVE
                                STOCK           GLOBAL       INTERNATIONAL      STOCK
                               DIVISION         DIVISION        DIVISION       DIVISION
                            --------------    ------------    -----------    ------------
ASSETS
Investments in shares of
   The Hudson River
   Trust -- at market
   value (Notes 2 and 7)
Cost:  966,230,780......    $1,148,055,059
       297,303,481......                      $333,829,077
        11,991,226......                                      $12,659,132
       475,758,260......                                                     $556,029,378
Receivable for sales of
  shares of The Hudson
  River Trust...........                --              --             --              --
Receivable for policy-
  related transactions..           233,000         421,042        137,166         800,569
                            --------------    ------------    -----------    ------------
Total Assets............     1,148,288,059     334,250,119     12,796,298     556,829,947
                            --------------    ------------    -----------    ------------
LIABILITIES
Payable for purchases
  of shares of The
  Hudson River
  Trust.................           679,729         246,368        143,511       1,121,615
Payable for  policy-
  related transactions..                --              --             --              --
Amount retained by
  Equitable Variable Life
  in Separate Account
  FP (Note 4)...........         1,023,056         506,731        220,849         520,201
                            --------------    ------------    -----------    ------------
Total Liabilities.......         1,702,785         753,099        364,360       1,641,816
                            --------------    ------------    -----------    ------------
NET ASSETS ATTRIBUTABLE
  TO POLICYOWNERS.......    $1,146,585,274    $333,497,020    $12,431,938    $555,188,131
                            ==============    ============    ===========    ============

See Notes to Financial Statements.

                                         ASSET ALLOCATION SERIES
                            --------------------------------------------
                            CONSERVATIVE                       GROWTH
                             INVESTORS        BALANCED        INVESTORS
                              DIVISION        DIVISION        DIVISION
                            ------------    ------------    ------------
ASSETS
Investments in shares of
   The Hudson River
   Trust -- at market
   value (Notes 2 and 7)
Cost:  162,300,470......    $172,662,590
       356,282,500......                    $399,379,687
       474,917,898......                                    $556,703,771
Receivable for sales of
  shares of The Hudson
  River Trust...........          76,736              --              --
Receivable for policy-
  related transactions..              --              --         191,779
                            ------------    ------------    ------------
Total Assets............     172,739,326     399,379,687     556,895,550
                            ------------    ------------    ------------
LIABILITIES
Payable for purchases
  of shares of The
  Hudson River
  Trust.................              --         179,701         414,996
Payable for policy-
  related transactions..          81,465          47,918              --
Amount retained by
  Equitable Variable Life
  in Separate Account
  FP (Note 4)...........         570,762         586,859         602,888
                            ------------    ------------    ------------
Total Liabilities.......         652,227         814,478       1,017,884
                            ------------    ------------    ------------
NET ASSETS ATTRIBUTABLE
  TO POLICYOWNERS.......    $172,087,099    $398,565,209    $555,877,666
                            ============    ============    ============

See Notes to Financial Statements.

                                     FSA-2

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS


                                                                                                    INTERMEDIATE GOVERNMENT
                                                              MONEY MARKET DIVISION                   SECURITIES DIVISION
                                                      ------------------------------------   --------------------------------------



                                                              YEAR ENDED DECEMBER 31,                 YEAR ENDED DECEMBER 31,
                                                      ------------------------------------   --------------------------------------

                                                         1995         1994         1993         1995          1994           1993
                                                      ----------   ----------   ----------   ----------   ------------   ----------
INCOME AND EXPENSES:
  Income (Note 2):
    Dividends from The Hudson River Trust.........    $9,225,401   $5,368,883   $4,163,389   $2,010,283   $ 5,671,984   $14,930,827
  Expenses (Note 3):
    Mortality and expense risk charges............       954,556      826,379      834,113      197,721       527,675     1,470,325
                                                      ----------   ----------   ----------   ----------   -----------   -----------
NET INVESTMENT INCOME.............................     8,270,845    4,542,504    3,329,276    1,812,562     5,144,309    13,460,502
                                                      ----------   ----------   ----------   ----------   -----------   -----------
REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS (Note 2):
    Realized gain (loss) on investments...........      (432,347)      95,530     (339,754)    (810,768)  (10,163,976)    3,999,846
    Realized gain distribution from
      The Hudson River Trust......................            --           --           --           --            --    11,449,074
                                                      ----------   ----------   ----------   ----------   -----------   -----------
NET REALIZED GAIN (LOSS)..........................      (432,347)      95,530     (339,754)    (810,768)  (10,163,976)   15,448,920

  Unrealized appreciation/depreciation on
    investments:
    Beginning of period...........................        32,760      (14,267)    (224,885)  (2,736,863)   (1,617,237)    1,966,231
    End of period.................................        89,976       32,760      (14,267)     145,522    (2,736,863)   (1,617,237)
                                                      ----------   ----------   ----------   ----------   -----------   -----------
  Change in unrealized appreciation/depreciation
    during the period.............................        57,216       47,027      210,618    2,882,385    (1,119,626)   (3,583,468)
                                                      ----------   ----------   ----------   ----------   -----------   -----------
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS..................................      (375,131)     142,557     (129,136)   2,071,617   (11,283,602)   11,865,452
                                                      ----------   ----------   ----------   ----------   -----------   -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS.................................    $7,895,714   $4,685,061   $3,200,140   $3,884,179   $(6,139,293)  $25,325,954
                                                      ==========   ==========   ==========   ==========   ===========   ===========


                                                                QUALITY BOND DIVISION
                                                       -------------------------------------------

                                                                                      OCTOBER 1*
                                                                                         TO
                                                        YEAR ENDED DECEMBER 31,      DECEMBER 31,
                                                      ---------------------------    ------------

                                                          1995            1994           1993
                                                      -----------    ------------    ------------
INCOME AND EXPENSES:
  Income (Note 2):
    Dividends from The Hudson River Trust.........    $ 7,958,285    $  8,123,722    $  1,221,840
  Expenses (Note 3):
    Mortality and expense risk charges............        767,627         689,178         163,308
                                                      -----------    ------------    ------------
NET INVESTMENT INCOME.............................      7,190,658       7,434,544       1,058,532
                                                      -----------    ------------    ------------
REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS (Note 2):
    Realized gain (loss) on investments...........       (632,666)       (410,697)           (106)
    Realized gain distribution from
      The Hudson River Trust......................             --              --         130,973
                                                      -----------    ------------    ------------
NET REALIZED GAIN (LOSS)..........................       (632,666)       (410,697)        130,867

  Unrealized appreciation/depreciation on
    investments:
    Beginning of period...........................    (15,521,200)     (1,886,621)            --
    End of period.................................     (2,105,676)    (15,521,200)    (1,886,621)
                                                      -----------    ------------    -----------
  Change in unrealized appreciation/depreciation
    during the period.............................     13,415,524     (13,634,579)    (1,886,621)
                                                      -----------    ------------    -----------
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS..................................     12,782,858     (14,045,276)    (1,755,754)
                                                      -----------    ------------    -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS.................................    $19,973,516    $ (6,610,732)   $  (697,222)
                                                      ===========    ============    ===========

See Notes to Financial Statements.

* Commencement of Operations

                                     FSA-3

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (CONTINUED)


                                                                          HIGH YIELD DIVISION
                                                              ----------------------------------------


                                                                        YEAR ENDED DECEMBER 31,
                                                              ----------------------------------------
                                                                  1995           1994          1993
                                                              -----------    -----------    ----------
INCOME AND EXPENSES:
  Income (Note 2):
    Dividends from The Hudson River Trust.................    $ 6,518,568    $ 4,578,946    $4,488,259
  Expenses (Note 3):
    Mortality and expense risk charges....................        371,369        305,522       285,992
                                                              -----------    -----------    ----------
NET INVESTMENT INCOME.....................................      6,147,199      4,273,424     4,202,267
                                                              -----------    -----------    ----------
REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS (Note 2):
    Realized gain (loss) on investments...................       (179,454)      (328,199)      107,852
    Realized gain distribution from
      The Hudson River Trust..............................             --             --     1,030,687
                                                              -----------    -----------    ----------
NET REALIZED GAIN (LOSS)..................................       (179,454)      (328,199)    1,138,539

  Unrealized appreciation/depreciation on investments:
    Beginning of period...................................       (873,103)     4,734,999       763,746
    End of period.........................................      3,823,981       (873,103)    4,734,999
                                                              -----------    -----------    ----------
  Change in unrealized appreciation/depreciation
    during the period.....................................      4,697,084     (5,608,102)    3,971,253
                                                              -----------    -----------    ----------
NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS....      4,517,630     (5,936,301)    5,109,792
                                                              -----------    -----------    ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS.........................................    $10,664,829    $(1,662,877)   $9,312,059
                                                              ===========    ===========    ==========

See Notes to Financial Statements.


                                                                     GROWTH & INCOME DIVISION               EQUITY INDEX DIVISION
                                                              ---------------------------------------     --------------------------
                                                                                          OCTOBER 1*                     APRIL 1*
                                                                                             TO            YEAR ENDED       TO
                                                               YEAR ENDED DECEMBER 31,   DECEMBER 31,     DECEMBER 31,  DECEMBER 31,
                                                              ------------------------  -------------     -----------  -------------
                                                                 1995          1994         1993             1995           1994
                                                              ----------     ---------  -------------     -----------  -------------
INCOME AND EXPENSES:
  Income (Note 2):
    Dividends from The Hudson River Trust.................    $  380,677     $ 108,492     $ 3,394        $   964,775    $ 596,180
  Expenses (Note 3):
    Mortality and expense risk charges....................        69,716        19,204       1,833            289,199      152,789
                                                              ----------     ---------     -------        -----------    ---------
NET INVESTMENT INCOME.....................................       310,961        89,288       1,561            675,576      443,391
                                                              ----------     ---------     -------        -----------    ---------
REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS (Note 2):
    Realized gain (loss) on investments...................         2,791       (11,709)       (134)             3,060       (6,949)
    Realized gain distribution from
      The Hudson River Trust..............................            --            --          --            536,890      134,154
                                                              ----------     ---------     -------        -----------    ---------
NET REALIZED GAIN (LOSS)..................................         2,791       (11,709)       (134)           539,950      127,205

  Unrealized appreciation/depreciation on investments:
    Beginning of period...................................      (141,585)         (904)         --           (399,286)          --
    End of period.........................................     2,123,346      (141,585)       (904)        12,451,765     (399,286)
                                                              ----------     ---------     -------        -----------    ---------
  Change in unrealized appreciation/depreciation
    during the period.....................................     2,264,931      (140,681)       (904)        12,851,051     (399,286)
                                                              ----------     ---------     -------        -----------    ---------
NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS....     2,267,722      (152,390)     (1,038)        13,391,001     (272,081)
                                                              ----------     ---------     -------        -----------    ---------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS.........................................    $2,578,683     $ (63,102)    $   523        $14,066,577    $ 171,310
                                                              ==========     =========     =======        ===========    =========

See Notes to Financial Statements.

* Commencement of Operations

                                     FSA-4

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (CONTINUED)


                                                    COMMON STOCK DIVISION                          GLOBAL STOCK DIVISION
                                         --------------------------------------------    -----------------------------------------


                                                    YEAR ENDED DECEMBER 31,                       YEAR ENDED DECEMBER 31,
                                         --------------------------------------------    -----------------------------------------
                                             1995            1994            1993            1995           1994           1993
                                         ------------    ------------    ------------    -----------    -----------    -----------
INCOME AND EXPENSES:
  Income (Note 2):
    Dividends from The Hudson
      River Trust....................    $ 14,259,262    $ 11,755,355    $ 10,311,886    $ 5,152,442    $ 2,768,605    $ 1,060,406
  Expenses (Note 3):
    Mortality and expense risk
      charges........................       6,050,368       4,741,008       4,005,102      1,743,898      1,211,620        466,897
                                         ------------    ------------    ------------    -----------    -----------    -----------
NET INVESTMENT INCOME................       8,208,894       7,014,347       6,306,784      3,408,544      1,556,985        593,509
                                         ------------    ------------    ------------    -----------    -----------    -----------
REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS (Note 2):
    Realized gain (loss) on
      investments....................      16,793,683         292,144       4,176,629      3,049,444      3,347,704      1,333,766
    Realized gain distribution from
      The Hudson River Trust.........      63,838,178      43,936,280      85,777,775      9,214,950      4,821,242     11,642,904
                                         ------------    ------------    ------------    -----------    -----------    -----------
NET REALIZED GAIN (LOSS).............      80,631,861      44,228,424      89,954,404     12,264,394      8,168,946     12,976,670

  Unrealized appreciation
    (depreciation) on investments:
    Beginning of period..............      (2,048,649)     71,350,568      22,647,989      3,130,280      7,062,877      2,783,724
    End of period....................     181,824,279      (2,048,649)     71,350,568     36,525,596      3,130,280      7,062,877
                                         ------------    ------------    ------------    -----------    -----------    -----------
  Change in unrealized appreciation/
    depreciation during the period...     183,872,928     (73,399,217)     48,702,579     33,395,316     (3,932,597)     4,279,153
                                         ------------    ------------    ------------    -----------    -----------    -----------
NET REALIZED AND UNREALIZED GAIN
  (LOSS) ON INVESTMENTS..............     264,504,789     (29,170,793)    138,656,983     45,659,710      4,236,349     17,255,823
                                         ------------    ------------    ------------    -----------    -----------    -----------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS..........    $272,713,683    $(22,156,446)   $144,963,767    $49,068,254    $ 5,793,334    $17,849,332
                                         ============    ============    ============    ===========    ===========    ===========

See Notes to Financial Statements.

                                          INTERNATIONAL
                                            DIVISION                 AGGRESSIVE STOCK DIVISION
                                         --------------   --------------------------------------------
                                            APRIL 3*
                                              TO
                                          DECEMBER 31,                YEAR ENDED DECEMBER 31,
                                         --------------   --------------------------------------------
                                              1995            1995            1994            1993
                                           ----------     ------------    ------------    ------------
INCOME AND EXPENSES:
  Income (Note 2):
    Dividends from The Hudson
      River Trust....................       $195,500      $  1,268,689    $    400,102    $    766,228
  Expenses (Note 3):
    Mortality and expense risk
      charges........................         36,471         2,702,978       1,944,639       1,757,109
                                            --------      ------------    ------------    ------------
NET INVESTMENT INCOME................        159,029        (1,434,289)     (1,544,537)       (990,881)
                                            --------      ------------    ------------    ------------
REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS (Note 2):
    Realized gain (loss) on
      investments....................           (790)       11,560,966      (6,075,250)     35,696,507
    Realized gain distribution from
      The Hudson River Trust.........         51,741        61,903,470              --      25,339,962
                                            --------      ------------    ------------    ------------
NET REALIZED GAIN (LOSS).............         50,951        73,464,436      (6,075,250)     61,036,469

  Unrealized appreciation
    (depreciation) on investments:
    Beginning of period..............             --        30,761,318      35,185,988      53,885,737
    End of period....................        667,906        80,271,118      30,761,318      35,185,988
                                            --------      ------------    ------------    ------------
  Change in unrealized appreciation/
    depreciation during the period...        667,906        49,509,800      (4,424,670)    (18,699,749)
                                            --------      ------------    ------------    ------------
NET REALIZED AND UNREALIZED GAIN
  (LOSS) ON INVESTMENTS..............        718,857       122,974,236     (10,499,920)     42,336,720
                                            --------      ------------    ------------    ------------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS..........       $877,886      $121,539,947    $(12,044,457)   $ 41,345,839
                                            ========      ============    ============    ============

See Notes to Financial Statements.

*Commencement of Operations

                                     FSA-5

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (CONCLUDED)

                                                                                ASSET ALLOCATION SERIES
                                                   ---------------------------------------------------------------------------------
                                                      CONSERVATIVE INVESTORS DIVISION                    BALANCED DIVISION
                                                   --------------------------------------   ----------------------------------------
                                                            YEAR ENDED DECEMBER 31,                    YEAR ENDED DECEMBER 31,
                                                   --------------------------------------   ----------------------------------------
                                                       1995          1994         1993          1995          1994           1993
                                                   -----------   -----------   ----------   -----------   ------------   -----------
INCOME AND EXPENSES:
  Income (Note 2):
    Dividends from The Hudson River Trust.......   $ 8,169,109   $ 6,205,574   $4,088,977   $12,276,328   $ 10,557,487   $10,062,862
  Expenses (Note 3):
    Mortality and expense risk charges..........       921,294       750,164      551,610     2,237,982      2,103,510     2,047,811
                                                   -----------   -----------   ----------   -----------   ------------   -----------
NET INVESTMENT INCOME...........................     7,247,815     5,455,410    3,537,367    10,038,346      8,453,977     8,015,051
                                                   -----------   -----------   ----------   -----------   ------------   -----------
REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS (Note 2):
    Realized gain (loss) on investments.........      (378,551)     (421,501)      91,739    (2,466,524)       858,164     1,446,919
    Realized gain distribution from
      The Hudson River Trust....................     1,068,272            --    4,651,717    10,894,130             --    20,280,817
                                                   -----------   -----------   ----------   -----------   ------------   -----------
NET REALIZED GAIN (LOSS)........................       689,721      (421,502)   4,743,456     8,427,606        858,164    21,727,736

  Unrealized appreciation (depreciation) on
    investments:
    Beginning of period.........................    (8,767,697)    1,915,037    2,223,612    (2,878,875)    37,960,661    30,072,900
    End of period...............................    10,362,120    (8,767,697)   1,915,037    43,097,187     (2,878,875)   37,960,661
                                                   -----------   -----------   ----------   -----------   ------------   -----------
  Change in unrealized appreciation/depreciation
    during the period...........................    19,129,817   (10,682,734)    (308,575)   45,976,062    (40,839,536)    7,887,761
                                                   -----------   -----------   ----------   -----------   ------------   -----------
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS................................    19,819,538   (11,104,236)   4,434,881    54,403,668    (39,981,372)   29,615,497
                                                   -----------   -----------   ----------   -----------   ------------   -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS...............................   $27,067,353   $(5,648,826)  $7,972,248   $64,442,014   $(31,527,395)  $37,630,548
                                                   ===========   ===========   ==========   ===========   ============   ===========

See Notes to Financial Statements.

                                                                  ASSET ALLOCATION SERIES
                                                      -------------------------------------------
                                                                 GROWTH INVESTORS DIVISION
                                                      -------------------------------------------
                                                                   YEAR ENDED DECEMBER 31,
                                                      -------------------------------------------
                                                          1995            1994            1993
                                                      ------------    ------------    -----------
INCOME AND EXPENSES:
  Income (Note 2):
    Dividends from The Hudson River Trust.........    $ 15,855,901    $ 10,663,204    $ 5,922,228
  Expenses (Note 3):
    Mortality and expense risk charges............       2,796,354       1,995,747      1,274,117
                                                      ------------    ------------    -----------
NET INVESTMENT INCOME.............................      13,059,547       8,667,457      4,648,111
                                                      ------------    ------------    -----------
REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS (Note 2):
    Realized gain (loss) on investments...........       1,752,185         241,591         52,392
    Realized gain distribution from
      The Hudson River Trust......................       7,421,853              --     14,624,517
                                                      ------------    ------------    -----------
NET REALIZED GAIN (LOSS)..........................       9,174,038         241,591     14,676,909

  Unrealized appreciation (depreciation) on
  investments:
    Beginning of period...........................        (770,693)     20,567,604     12,746,740
    End of period.................................      81,785,873        (770,693)    20,567,604
                                                      ------------    ------------    -----------
  Change in unrealized appreciation/depreciation
    during the period.............................      82,556,566     (21,338,297)     7,820,864
                                                      ------------    ------------    -----------
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS..................................      91,730,604     (21,096,706)    22,497,773
                                                      ------------    ------------    -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS.................................    $104,790,151    $(12,429,249)   $27,145,884
                                                      ============    ============    ===========

See Notes to Financial Statements.

                                     FSA-6

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS



                                                                                                INTERMEDIATE GOVERNMENT
                                                  MONEY MARKET DIVISION                           SECURITIES DIVISION
                                       ------------------------------------------   -------------------------------------------


                                                 YEAR ENDED DECEMBER 31,                        YEAR ENDED DECEMBER 31,
                                       ------------------------------------------   -------------------------------------------
                                           1995           1994           1993           1995           1994            1993
                                       ------------   ------------   ------------   -----------   -------------   -------------

INCREASE (DECREASE) IN NET ASSETS:

FROM OPERATIONS:
  Net investment income.............   $  8,270,845   $  4,542,504   $  3,329,276   $ 1,812,562   $   5,144,309   $  13,460,502
  Net realized gain (loss)..........       (432,347)        95,530       (339,754)     (810,768)    (10,163,976)     15,448,920
  Change in unrealized appreciation/
    depreciation on investments.....         57,216         47,027        210,618     2,882,385      (1,119,626)     (3,583,468)
                                       ------------   ------------   ------------   -----------   -------------   -------------

  Net increase (decrease)
    from operations.................      7,895,714      4,685,061      3,200,140     3,884,179      (6,139,293)     25,325,954
                                       ------------   ------------   ------------   -----------   -------------   -------------
FROM POLICY-RELATED TRANSACTIONS:
  Net premiums (Note 3).............     96,773,056     82,536,703     64,845,505    11,016,347      18,915,140      26,598,113
  Benefits and other policy-related
    transactions (Note 3)...........    (39,770,849)   (32,432,771)   (31,747,197)   (6,286,070)     (5,813,181)     (7,539,335)
  Net transfers among divisions.....      4,776,165    (25,466,044)   (50,510,704)      953,149    (125,116,319)   (180,916,946)
                                       ------------   ------------   ------------   -----------   -------------   -------------
  Net increase (decrease) from
    policy-related transactions.....     61,778,372     24,637,888    (17,412,396)    5,683,426    (112,014,360)   (161,858,168)
                                       ------------   ------------   ------------   -----------   -------------   -------------
NET (INCREASE) DECREASE IN AMOUNT
  RETAINED BY EQUITABLE VARIABLE IN
  SEPARATE ACCOUNT FP (Note 4)......        (36,640)       (24,067)        92,890       (72,636)         15,335         (69,330)
                                       ------------   ------------   ------------   -----------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS...     69,637,446     29,298,882    (14,119,366)    9,494,969    (118,138,318)   (136,601,544)
NET ASSETS, BEGINNING OF PERIOD.....    137,496,085    108,197,203    122,316,569    27,654,075     145,792,393     282,393,937
                                       ------------   ------------   ------------   -----------   -------------   -------------
NET ASSETS, END OF PERIOD...........   $207,133,531   $137,496,085   $108,197,203   $37,149,044   $  27,654,075   $ 145,792,393
                                       ============   ============   ============   ===========   =============   =============

See Notes to Financial Statements.


                                                     QUALITY BOND DIVISION
                                         -------------------------------------------
                                                                          OCTOBER 1*
                                                                             TO
                                            YEAR ENDED DECEMBER 31,      DECEMBER 31,
                                         ----------------------------    -----------
                                             1995            1994           1993
                                         ------------    ------------    -----------

INCREASE (DECREASE) IN NET ASSETS:

FROM OPERATIONS:
  Net investment income.............     $  7,190,658    $  7,434,544    $ 1,058,532
  Net realized gain (loss)..........         (632,666)       (410,697)       130,867
  Change in unrealized appreciation/
    depreciation on investments.....       13,415,524     (13,634,579)    (1,886,621)
                                         ------------    ------------    -----------

  Net increase (decrease)
    from operations.................       19,973,516      (6,610,732)      (697,222)
                                         ------------    ------------    -----------
FROM POLICY-RELATED TRANSACTIONS:
  Net premiums (Note 3).............        2,516,135         850,240        181,283
  Benefits and other policy-related
    transactions (Note 3)...........       (3,189,044)     (2,891,278)      (441,626)
  Net transfers among divisions.....        2,462,969      25,765,197    100,786,909
                                         ------------    ------------    -----------
  Net increase (decrease) from
    policy-related transactions.....        1,790,060      23,724,159    100,526,566
                                         ------------    ------------    -----------
NET (INCREASE) DECREASE IN AMOUNT
  RETAINED BY EQUITABLE VARIABLE IN
  SEPARATE ACCOUNT FP (Note 4)......         (712,602)        255,654         38,047
                                         ------------    ------------    -----------
INCREASE (DECREASE) IN NET ASSETS...       21,050,974      17,369,081     99,867,391
NET ASSETS, BEGINNING OF PERIOD.....      117,236,472      99,867,391             --
                                         ------------    ------------    -----------
NET ASSETS, END OF PERIOD...........     $138,287,446    $117,236,472    $99,867,391
                                         ============    ============    ===========

See Notes to Financial Statements.

*Commencement of Operations

                                     FSA-7

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

                                                                            HIGH YIELD DIVISION
                                                               ------------------------------------------


                                                                          YEAR ENDED DECEMBER 31,
                                                               ------------------------------------------
                                                                  1995            1994            1993
                                                               -----------    ------------    -----------

INCREASE (DECREASE) IN NET ASSETS:

FROM OPERATIONS:
  Net investment income...................................     $ 6,147,199    $  4,273,424    $ 4,202,267
  Net realized gain (loss)................................        (179,454)       (328,199)     1,138,539
  Change in unrealized appreciation/
    depreciation on investments...........................       4,697,084      (5,608,102)     3,971,253
                                                               -----------    ------------    -----------
  Net increase (decrease) from operations.................      10,664,829      (1,662,877)     9,312,059
                                                               -----------    ------------    -----------
FROM POLICY-RELATED TRANSACTIONS:
  Net premiums (Note 3)...................................      15,333,474      14,287,345     10,787,763
  Benefits and other policy-related
    transactions (Note 3).................................      (8,211,013)     (7,162,537)    (5,179,424)
  Net transfers among divisions...........................       4,789,450     (11,048,174)     1,006,671
                                                               -----------    ------------    -----------
  Net increase (decrease) from policy-related
    transactions..........................................      11,911,911      (3,923,366)     6,615,010
                                                               -----------    ------------    -----------
NET (INCREASE) DECREASE IN AMOUNT RETAINED BY EQUITABLE
  VARIABLE IN SEPARATE ACCOUNT FP (Note 4)................        (100,679)         16,028        (31,889)
                                                               -----------    ------------    -----------
INCREASE (DECREASE) IN NET ASSETS.........................      22,476,061      (5,570,215)    15,895,180
NET ASSETS, BEGINNING OF PERIOD...........................      49,454,901      55,025,116     39,129,936
                                                               -----------    ------------    -----------
NET ASSETS, END OF PERIOD.................................     $71,930,962    $ 49,454,901    $55,025,116
                                                               ===========    ============    ===========

See Notes to Financial Statements.

                                                                    GROWTH & INCOME DIVISION                EQUITY INDEX DIVISION
                                                              -------------------------------------      --------------------------
                                                                                           OCTOBER 1*                    APRIL 1*
                                                                                              TO          YEAR ENDED        TO
                                                                YEAR ENDED DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                                              -------------------------   -----------    -----------    -----------
                                                                  1995          1994         1993           1995           1994
                                                              -----------    ----------   -----------    -----------    -----------

INCREASE (DECREASE) IN NET ASSETS:

FROM OPERATIONS:
  Net investment income...................................    $   310,961    $   89,288    $  1,561      $   675,576    $   443,391
  Net realized gain (loss)................................          2,791       (11,709)       (134)         539,950        127,205
  Change in unrealized appreciation/
    depreciation on investments...........................      2,264,931      (140,681)       (904)      12,851,051       (399,286)
                                                              -----------    ----------    --------      -----------    -----------
  Net increase (decrease) from operations.................      2,578,683       (63,102)        523       14,066,577        171,310
                                                              -----------    ----------    --------      -----------    -----------
FROM POLICY-RELATED TRANSACTIONS:
  Net premiums (Note 3)...................................      6,464,035     2,953,965     182,381       10,308,871        690,540
  Benefits and other policy-related
    transactions (Note 3).................................     (1,385,132)     (481,430)     (6,581)      (2,111,532)      (472,818)
  Net transfers among divisions...........................      5,274,221     3,033,230     279,153       18,305,589     30,736,505
                                                              -----------    ----------    --------      -----------    -----------
  Net increase (decrease) from policy-related
    transactions..........................................     10,353,124     5,505,765     454,953       26,502,928     30,954,227
                                                              -----------    ----------    --------      -----------    -----------
NET (INCREASE) DECREASE IN AMOUNT RETAINED BY EQUITABLE
  VARIABLE IN SEPARATE ACCOUNT FP (Note 4)................       (221,877)        6,113       4,131          (71,293)          (134)
                                                              -----------    ----------    --------      -----------    -----------
INCREASE (DECREASE) IN NET ASSETS.........................     12,709,930     5,448,776     459,607       40,498,212     31,125,403
NET ASSETS, BEGINNING OF PERIOD...........................      5,908,383       459,607          --       31,125,403             --
                                                              -----------    ----------    --------      -----------    -----------
NET ASSETS, END OF PERIOD.................................    $18,618,313    $5,908,383    $459,607      $71,623,615    $31,125,403
                                                              ===========    ==========    ========      ===========    ===========

See Notes to Financial Statements.

*Commencement of Operations

                                     FSA-8

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

                                            COMMON STOCK DIVISION                         GLOBAL STOCK DIVISION
                               --------------------------------------------   ------------------------------------------


                                            YEAR ENDED DECEMBER 31,                       YEAR ENDED DECEMBER 31,
                               --------------------------------------------   ------------------------------------------
                                     1995            1994           1993          1995           1994           1993
                               --------------   -------------   -----------   ------------   ------------   ------------
INCREASE (DECREASE) IN
  NET ASSETS:

FROM OPERATIONS:
  Net investment income.....   $    8,208,894   $  7,014,347    $ 6,306,784   $  3,408,544   $  1,556,985   $    593,509
  Net realized gain (loss)..       80,631,861     44,228,424     89,954,404     12,264,394      8,168,946     12,976,670
  Change in unrealized
    appreciation/
    depreciation on
    investments.............      183,872,928    (73,399,217)    48,702,579     33,395,316     (3,932,597)     4,279,153
                               --------------   ------------   ------------   ------------   ------------   ------------
  Net increase (decrease)
    from operations.........      272,713,683    (22,156,446)   144,963,767     49,068,254      5,793,334     17,849,332
                               --------------   ------------   ------------   ------------   ------------   ------------
FROM POLICY-RELATED
  TRANSACTIONS:
  Net premiums (Note 3).....      216,068,996    171,525,812    124,210,476     92,666,618     77,766,997     25,508,452
  Benefits and other
    policy-related
    transactions (Note 3)...     (118,456,643)   (93,481,219)   (77,837,895)   (37,507,499)   (23,371,745)    (8,931,159)
  Net transfers among
    divisions...............      (34,354,864)    19,730,410     (9,498,455)   (12,472,104)    47,610,957     59,544,080
                               --------------   ------------   ------------   ------------   ------------   ------------
  Net increase (decrease)
    from policy-related
    transactions............       63,257,489     97,775,003     36,874,126     42,687,015    102,006,209     76,121,373
                               --------------   ------------   ------------   ------------   ------------   ------------
NET (INCREASE) DECREASE IN
  AMOUNT RETAINED BY
  EQUITABLE VARIABLE IN
  SEPARATE ACCOUNT FP
  (Note 4)..................         (392,099)        44,948       (124,376)       (96,720)       (17,737)         4,085
                               --------------   ------------   ------------   ------------   ------------   ------------
INCREASE IN NET ASSETS......      335,579,073     75,663,505    181,713,517     91,658,549    107,781,806     93,974,790
NET ASSETS, BEGINNING OF
  PERIOD....................      811,006,201    735,342,696    553,629,179    241,838,471    134,056,665     40,081,875
                               --------------   ------------   ------------   ------------   ------------   ------------
NET ASSETS, END OF
  PERIOD....................   $1,146,585,274   $811,006,201   $735,342,696   $333,497,020   $241,838,471   $134,056,665
                               ==============   ============   ============   ============   ============   ============

See Notes to Financial Statements.

                               INTERNATIONAL
                                  DIVISION              AGGRESSIVE STOCK DIVISION
                                -----------   ------------------------------------------
                                 APRIL 3*
                                    TO
                                DECEMBER 31,              YEAR ENDED DECEMBER 31,
                                -----------   ------------------------------------------
                                    1995          1995           1994            1993
                                -----------   ------------   ------------   ------------
INCREASE (DECREASE) IN
  NET ASSETS:

FROM OPERATIONS:
  Net investment income.....    $   159,029   $ (1,434,289)  $ (1,544,537)  $   (990,881)
  Net realized gain (loss)..         50,951     73,464,436     (6,075,250)    61,036,469
  Change in unrealized
    appreciation/
    depreciation on
    investments.............        667,906     49,509,800     (4,424,670)   (18,699,749)
                                -----------   ------------   ------------   ------------
  Net increase (decrease)
    from operations.........        877,886    121,539,947    (12,044,457)    41,345,839
                                -----------   ------------   ------------   ------------
FROM POLICY-RELATED
  TRANSACTIONS:
  Net premiums (Note 3).....      2,028,670    121,962,483    101,932,221     77,930,596
  Benefits and other
    policy-related
    transactions (Note 3)...       (339,723)   (63,165,185)   (48,604,650)   (39,462,340)
  Net transfers among
    divisions...............      9,885,952     19,367,834      4,346,636    (73,890,214)
                                -----------   ------------   ------------   ------------
  Net increase (decrease)
    from policy-related
    transactions............     11,574,899     78,165,132     57,674,207    (35,421,958)
                                -----------   ------------   ------------   ------------
NET (INCREASE) DECREASE IN
  AMOUNT RETAINED BY
  EQUITABLE VARIABLE IN
  SEPARATE ACCOUNT FP
  (Note 4)..................        (20,847)      (188,813)        35,791         (2,220)
                                -----------   ------------   ------------   ------------
INCREASE IN NET ASSETS......     12,431,938    199,516,266     45,665,541      5,921,661
NET ASSETS, BEGINNING OF
  PERIOD....................              0    355,671,865    310,006,324    304,084,663
                                -----------   ------------   ------------   ------------
NET ASSETS, END OF
  PERIOD....................    $12,431,938   $555,188,131   $355,671,865   $310,006,324
                                ===========   ============   ============   ============

See Notes to Financial Statements.

*Commencement of Operations

                                     FSA-9

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (CONCLUDED)


                                                                              ASSET ALLOCATION SERIES
                                         -----------------------------------------------------------------------------------------
                                               CONSERVATIVE INVESTORS DIVISION                       BALANCED DIVISION
                                         -------------------------------------------    ------------------------------------------
                                                   YEAR ENDED DECEMBER 31,                        YEAR ENDED DECEMBER 31,
                                         -------------------------------------------    ------------------------------------------
                                              1995            1994           1993           1995           1994           1993
                                         -------------   ------------   ------------    ------------   ------------   ------------

INCREASE (DECREASE) IN NET ASSETS:

FROM OPERATIONS:
  Net investment income..............    $  7,247,815    $  5,455,410   $  3,537,367    $ 10,038,346   $  8,453,977   $  8,015,051
  Net realized gain (loss)...........         689,721        (421,502)     4,743,456       8,427,606        858,164     21,727,736
  Change in unrealized appreciation/
    depreciation on investments......      19,129,817     (10,682,734)      (308,575)     45,976,062    (40,839,536)     7,887,761
                                         ------------    ------------   ------------    ------------   ------------   ------------
  Net increase (decrease)
    from operations..................      27,067,353      (5,648,826)     7,972,248      64,442,014    (31,527,395)    37,630,548
                                         ------------    ------------   ------------    ------------   ------------   ------------
FROM POLICY-RELATED TRANSACTIONS:
  Net premiums (Note 3)..............      41,419,959      48,492,315     43,782,002      63,451,955     70,116,900     67,351,402
  Benefits and other policy-related
    transactions (Note 3)............     (22,866,003)    (21,612,430)   (17,644,077)    (48,742,571)   (45,655,363)   (44,497,967)
  Net transfers among divisions......      (3,379,296)     (2,076,793)     6,165,330     (18,908,540)   (19,954,097)    (6,834,099)
                                         ------------    ------------   ------------    ------------   ------------   ------------
  Net increase (decrease) from
    policy-related transactions......      15,174,660      24,803,092     32,303,255      (4,199,156)     4,507,440     16,019,336
                                         ------------    ------------   ------------    ------------   ------------   ------------
NET (INCREASE) DECREASE IN AMOUNT
  RETAINED BY EQUITABLE VARIABLE
  IN SEPARATE ACCOUNT FP (Note 4)....         (95,412)         22,600         18,535        (93,214)        47,322         256,506
                                         ------------    ------------   ------------    ------------   ------------   ------------
INCREASE (DECREASE) IN NET ASSETS....      42,146,601      19,176,866     40,294,038      60,149,644    (26,972,633)    53,906,390
NET ASSETS, BEGINNING OF PERIOD......     129,940,498     110,763,632     70,469,594     338,415,565    365,388,198    311,481,808
                                         ------------    ------------   ------------    ------------   ------------   ------------
NET ASSETS, END OF PERIOD............    $172,087,099    $129,940,498   $110,763,632    $398,565,209   $338,415,565   $365,388,198
                                         ============    ============   ============    ============   ============   ============

See Notes to Financial Statements.

                                                       ASSET ALLOCATION SERIES
                                            --------------------------------------------
                                                      GROWTH INVESTORS DIVISION
                                            --------------------------------------------
                                                       YEAR ENDED DECEMBER 31,
                                            --------------------------------------------
                                                1995            1994            1993
                                            ------------    ------------    ------------

INCREASE (DECREASE) IN NET ASSETS:

FROM OPERATIONS:
  Net investment income..............       $ 13,059,547    $  8,667,457    $  4,648,111
  Net realized gain (loss)...........          9,174,038         241,591      14,676,909
  Change in unrealized appreciation/
    depreciation on investments......         82,556,566     (21,338,297)      7,820,864
                                            ------------    ------------    ------------
  Net increase (decrease)
    from operations..................        104,790,151     (12,429,249)     27,145,884
                                            ------------    ------------    ------------
FROM POLICY-RELATED TRANSACTIONS:
  Net premiums (Note 3)..............        155,616,059     139,140,391     105,136,825
  Benefits and other policy-related
    transactions (Note 3)............        (68,357,709)    (54,863,821)    (36,431,873)
  Net transfers among divisions......         (3,269,896)     20,294,785      30,908,183
                                            ------------    ------------    ------------
  Net increase (decrease) from
    policy-related transactions......         83,988,454     104,571,355      99,613,135
                                            ------------    ------------    ------------
NET (INCREASE) DECREASE IN AMOUNT
  RETAINED BY EQUITABLE VARIABLE
  IN SEPARATE ACCOUNT FP (Note 4)....           (120,493)         15,372         (27,455)
                                            ------------    ------------    ------------
INCREASE (DECREASE) IN NET ASSETS....        188,658,112      92,157,478     126,731,564
NET ASSETS, BEGINNING OF PERIOD......        367,219,554     275,062,076     148,330,512
                                            ------------    ------------    ------------
NET ASSETS, END OF PERIOD............       $555,877,666    $367,219,554    $275,062,076
                                            ============    ============    ============

See Notes to Financial Statements.

                                     FSA-10

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 1995

1.  General

    Equitable Variable Life Insurance Company (Equitable Variable Life), a wholly-owned subsidiary of The Equitable Life Assurance Society of the United States (Equitable Life), established Separate Account FP (the Account) as a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940. The Account consists of thirteen investment divisions: the Money Market Division, the Intermediate Government Securities Division, the High Yield Division, the Balanced Division, the Common Stock Division, the Global Division, the Aggressive Stock Division, the Conservative Investors Division, the Growth Investors Division, the Growth & Income Division, the Quality Bond Division, the Equity Index Division and the International Division. The assets in each Division are invested in shares of a designated portfolio (Portfolio) of a mutual fund, The Hudson River Trust (the Trust). Each Portfolio has separate investment objectives.

    The Account supports the operations of Incentive Life,(TM) flexible premium variable life insurance policies, Incentive Life 2000,(TM) flexible premium variable life insurance policies, Champion 2000,(TM) modified premium variable whole life insurance policies, Survivorship 2000,(TM) flexible premium joint survivorship variable life insurance policies, Incentive Life Plus,(TM) flexible premium variable life insurance policies and SP-Flex,(TM) variable life insurance policies with additional premium option, collectively, the Policies, and the Incentive Life 2000, Champion 2000 and Survivorship 2000 policies are referred to as the Series 2000 Policies. Incentive Life policies offered with the prospectus dated September 15, 1995, are referred to as Incentive Life Plus Second Series. Incentive Life Plus policies issued with a prior prospectus are referred to as Incentive Life Plus Original Series. All Policies are issued by Equitable Variable. The assets of the Account are the property of Equitable Variable. However, the portion of the Account's assets attributable to the Policies will not be chargeable with liabilities arising out of any other business Equitable Variable may conduct.

    Policyowners may allocate amounts in their individual accounts to the Divisions of the Account and/or (except for SP-Flex policies) to the guaranteed interest division of Equitable Variable Life's General Account. Net transfers to the guaranteed interest division of the General Account and other Separate Accounts of $6,569,372, $35,120,632 and $125,668,098 for the
    years ended 1995, 1994 and 1993, respectively, are included in Net Transfers Among Divisions. The net assets of any Division of the Account may not be less than the aggregate of the policyowners' accounts allocated to that Division. Additional assets are set aside in Equitable Variable Life's General Account to provide for (1) the unearned portion of the monthly charges for mortality costs, and (2) other policy benefits, as required under the state insurance law.

2.  Significant Accounting Policies

    The accompanying financial statements are prepared in conformity with generally accepted accounting principles (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Investments are made in shares of the Trust and are valued at the net asset values per share of the respective Portfolios. The net asset value is determined by the Trust using the market or fair value of the underlying assets of the Portfolio.

    Investment transactions are recorded on the trade date. Realized gains and losses include gains and losses on redemptions of the Trust's shares (determined on the identified cost basis) and Trust distributions representing the net realized gains on Trust investment transactions.

    The operations of the Account are included in the consolidated Federal income tax return of Equitable Life. Under the provisions of the Policies, Equitable Variable Life has the right to charge the Account for Federal income tax attributable to the Account. No charge is currently being made against the Account for such tax since, under current tax law, Equitable Variable Life pays no tax on investment income and capital gains reflected in variable life insurance policy reserves. However, Equitable Variable Life retains the right to charge for any Federal income tax incurred which is attributable to the Account if the law is changed. Charges for state and local taxes, if any, attributable to the Account also may be made.

    Dividends are recorded as income at the end of each quarter on the ex-dividend date. Capital gains are distributed by the Trust at the end of each year.

3.  Asset Charges

    Under the Policies, Equitable Variable Life assumes mortality and expense risks and, to cover these risks, deducts charges from the assets of the Account currently at annual rates of 0.60% of the net assets attributable to Incentive Life, Incentive Life 2000, Incentive Life Plus Second Series and Champion 2000 policyowners, 0.90% of net assets attributable to Survivorship 2000 policyowners, and 0.85% for SP-Flex policyowners. Incentive Life Plus Original Series deducts this charge from the Policy Account. Under SP-Flex, Equitable Variable Life also deducts charges from the assets of the Account for mortality and administrative costs of 0.60% and 0.35%, respectively, of net assets attributable to SP-Flex policies.

                                     FSA-11

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
DECEMBER 31, 1995

    Under Incentive Life, Incentive Life Plus and the Series 2000 Policies, mortality and administrative costs are charged in a different manner than SP-Flex policies (see Notes 4 and 5).

    Before amounts are allocated to the Account for Incentive Life, Incentive Life Plus and the Series 2000 Policies, Equitable Variable Life deducts a charge for taxes and either an initial policy fee (Incentive Life) or a premium sales charge (Incentive Life Plus and Series 2000 Policies) from premiums. Under SP-Flex, the entire initial premium is allocated to the Account. Before any additional premiums under SP-Flex are allocated to the Account, an administrative charge is deducted.

    The amounts attributable to Incentive Life, Incentive Life Plus and the Series 2000 policyowners' accounts are charged monthly by Equitable Variable Life for mortality and administrative costs. These charges are withdrawn from the Account along with amounts for additional benefits. Under the Policies, amounts for certain policy-related transactions (such as policy loans and surrenders) are transferred out of the Separate Account.

4.  Amounts  Retained  by Equitable  Variable  Life in  Separate  Account  FP

    The amount retained by Equitable Variable Life in the Account arises principally from (1) contributions from Equitable Variable Life, and (2) that portion, determined ratably, of the Account's investment results applicable to those assets in the Account in excess of the net assets for the Policies. Amounts retained by Equitable Variable Life are not subject to charges for mortality and expense risks or mortality and administrative costs.

    Amounts  retained  by  Equitable   Variable  Life  in  the  Account  may  be
    transferred at any time by Equitable Variable Life to its General Account.

    The following table shows the surplus contributions (withdrawals) by Equitable Variable Life by investment division:

                  INVESTMENT DIVISION                               1995           1994            1993
                  -------------------                           -----------     -----------     ----------
                  Common Stock                                  $  (630,000)       --              --
                  Money Market                                     (250,000)       --           $1,145,000
                  Balanced                                         --              --              --
                  Aggressive Stock                                 (350,000)       --              --
                  High Yield                                       (100,000)       --              330,000
                  Global                                           (130,000)       --           (6,895,000)
                  Conservative Investors                           --              --              575,000
                  Growth Investors                                 --              --              130,000
                  Short-Term World Income                          --           $(5,165,329)       --
                  Intermediate Government Securities               (165,000)       --              --
                  Growth & Income                                  (685,000)       --            1,000,000
                  Quality Bond                                   (4,800,000)       --            5,000,000
                  Equity Index                                     --               200,000        --
                  International                                     200,000        --              --
                                                                -----------     -----------     ----------
                                                                $(6,910,000)    $(4,965,329)    $1,285,000
                                                                ===========     ===========     ==========

5.  Distribution and Servicing Agreements

    Equitable Variable Life has entered into a Distribution and Servicing Agreement with Equitable Life and Equico Securities Inc. (Equico), whereby registered representatives of Equico, authorized as variable life insurance agents under applicable state insurance laws, sell the Policies. The registered representatives are compensated on a commission basis by Equitable Life.

    Equitable Variable Life also has entered into an agreement with Equitable Life under which Equitable Life performs the administrative services related to the Policies, including underwriting and issuance, billings and collections, and policyowner services. There is no charge to the Account related to this agreement.

6.  Share  Substitution

    On February 22, 1994, Equitable Variable Life, the Account and the Trust substituted shares of the Trust's Intermediate Government Securities Portfolio for shares of the Trust's Short-Term World Income Portfolio. The amount transferred to Intermediate Government Securities Portfolio was $2,192,109. The statements of operations and statements of changes in net assets for the Intermediate Government Securities Portfolio is combined with the Short-Term World Income Portfolio for periods prior to the merger on February 22, 1994. The Short-Term World Income Division is not available for future investment.

                                     FSA-12

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

DECEMBER 31, 1995

7.  Investment Returns

    The Separate Account rates of return attributable to Incentive Life, Incentive Life 2000, Incentive Life Plus Second Series and Champion 2000 policyowners are different than those attributable to Survivorship 2000, Incentive Life Plus Original Series and to SP-Flex policyowners because asset charges are deducted at different rates under each policy (see Note
    3).

    The tables on this page and the following pages show the gross and net investment returns with respect to the Divisions for the periods shown. The net return for each Division is based upon net assets for a policy whose policy commences with the beginning date of such period and is not based on the average net assets in the Division during such period. Gross return is equal to the total return earned by the underlying Trust investment.


RATES OF RETURN:
INCENTIVE LIFE,
--------------
INCENTIVE LIFE 2000,
--------------------
INCENTIVE LIFE PLUS SECOND SERIES
---------------------------------
AND CHAMPION 2000*
-----------------

                                                                                                                JANUARY 26(A) TO
                                                           YEAR ENDED DECEMBER 31,                                DECEMBER 31,
                              ----------------------------------------------------------------------------------------------------
MONEY MARKET DIVISION           1995     1994     1993      1992     1991     1990     1989      1988     1987         1986
---------------------           ----     ----     ----      ----     ----     ----     ----      ----     ----         ----
Gross return..............     5.74 %   4.02 %   3.00 %    3.56 %   6.18 %   8.24 %   9.18 %    7.32 %   6.63 %       6.05 %
Net return................     5.11 %   3.39 %   2.35 %    2.94 %   5.55 %   7.59 %   8.53 %    6.68 %   5.99 %       5.47 %


                                                               APRIL 1(A) TO
INTERMEDIATE                     YEAR ENDED DECEMBER 31,        DECEMBER 31,
GOVERNMENT                    -----------------------------------------------
SECURITIES DIVISION             1995    1994    1993    1992       1991
-------------------             ----    ----    ----    ----       ----
Gross return..............    13.33 % (4.37)%  10.58 %  5.60 %    12.26 %
Net return................    12.65 % (4.95)%   9.88 %  4.96 %    11.60 %


                                  YEAR ENDED     OCTOBER 1(A)
                                 DECEMBER 31,    DECEMBER 31,
                              ----------------------------------
QUALITY BOND DIVISION           1995     1994        1993
---------------------           ----     ----        ----
Gross return..............    17.02 %  (5.10)%      (0.51)%
Net return................    16.32 %  (5.67)%      (0.66)%


                                                                                                                JANUARY 26(A) TO
                                                           YEAR ENDED DECEMBER 31,                                DECEMBER 31,
                              ----------------------------------------------------------------------------------------------------
HIGH YIELD DIVISION             1995     1994     1993      1992     1991     1990     1989      1988     1987         1986
-------------------             ----     ----     ----      ----     ----     ----     ----      ----     ----         ----
Gross return..............     19.92 %  (2.79)%  23.15 %  12.31 %   24.46 %  (1.12)%  5.13 %    9.73 %   4.68 %         --
Net return................     19.20 %  (3.37)%  22.41 %  11.64 %   23.72 %  (1.71)%  4.50 %    9.08 %   4.05 %         --


                                  YEAR ENDED    OCTOBER 1(A) TO
                                 DECEMBER 31,    DECEMBER 31,
                              ----------------------------------
GROWTH & INCOME  DIVISION       1995      1994       1993
-------------------------       ----      ----       ----
Gross return..............    24.07 %   (0.58)%     (0.25)%
Net return................    23.33 %   (1.17)%     (0.41)%


                                  YEAR ENDED     MARCH 31(A) TO
                                 DECEMBER 31,     DECEMBER 31,
                              -----------------------------------
EQUITY INDEX DIVISION                1995             1994
---------------------                ----             ----
Gross return..............         36.48 %           1.08 %
Net return................         35.66 %           0.58 %

-------------------------------
* Sales of Incentive Life 2000 and Champion 2000 commenced on March 2, 1992. Sales of Incentive Life Plus Second Series commenced on September 15, 1995.

(a) Date as of which net premiums under the policies were first allocated to the Division. The gross return and the net return for the periods indicated are not annual rates of return.


                                     FSA-13

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

DECEMBER 31, 1995


                                                                                                                 JANUARY 26(A) TO
                                                            YEAR ENDED DECEMBER 31,                                DECEMBER 31,
                              ----------------------------------------------------------------------------------------------------
COMMON STOCK DIVISION           1995     1994     1993      1992     1991     1990     1989      1988     1987         1986
---------------------           ----     ----     ----      ----     ----     ----     ----      ----     ----         ----
Gross return..............     32.45 %  (2.14)%  24.84 %   3.22 %   37.88 %  (8.12)%  25.59 %  22.43 %   7.49 %      15.65 %
Net return................     31.66 %  (2.73)%  24.08 %   2.60 %   37.06 %  (8.67)%  24.84 %  21.70 %   6.84 %      15.01 %


                                                                                                        AUGUST 31(A) TO
                                                       YEAR ENDED DECEMBER 31,                           DECEMBER 31,
                              -------------------------------------------------------------------------------------------
GLOBAL DIVISION                 1995     1994     1993     1992      1991     1990     1989     1988         1987
---------------                 ----     ----     ----     ----      ----     ----     ----     ----         ----
Gross return..............     18.81 %  5.23 %   32.09 %  (0.50)%   30.55 %  (6.07)%  26.93 %  10.88 %     (13.27)%
Net return................     18.11 %  4.60 %   31.33 %  (1.10)%   29.77 %  (6.63)%  26.17 %  10.22 %     (13.45)%


                               APRIL 3(A)
                                  TO
                              DECEMBER 31,
INTERNATIONAL DIVISION           1995
----------------------        ----------
Gross return..............      11.29 %
Net return................      10.79 %


                                                                                                                 JANUARY 26(A) TO
                                                            YEAR ENDED DECEMBER 31,                                DECEMBER 31,
                              ----------------------------------------------------------------------------------------------------
AGGRESSIVE STOCK  DIVISION      1995     1994     1993      1992     1991     1990     1989      1988     1987         1986
--------------------------      ----     ----     ----      ----     ----     ----     ----      ----     ----         ----
Gross return..............     31.63 %  (3.81)%  16.77 %  (3.16)%   86.86 %  8.17 %   43.50 %   1.17 %   7.31 %      35.88 %
Net return................     30.85 %  (4.39)%  16.05 %  (3.74)%   85.75 %  7.51 %   42.64 %   0.53 %   6.66 %      35.13 %


                                                                                                                JANUARY 26(A) TO
ASSET ALLOCATION SERIES                                    YEAR ENDED DECEMBER 31,                                DECEMBER 31,
                           ------------------------------------------------------------------------------------------------------
BALANCED DIVISION             1995     1994      1993     1992      1991     1990     1989      1988     1987         1986
-----------------             ----     ----      ----     ----      ----     ----     ----      ----     ----         ----
Gross return..............  19.75 %   (8.02)%  12.28 %   (2.84)%  41.26 %    0.24 %  25.83 %  13.27 %   (0.85)%      29.07 %
Net return................  19.03 %   (8.57)%  11.64 %   (3.42)%  40.42 %   (0.36)%  25.08 %  12.59 %   (1.45)%      28.34 %


                                                                                          OCTOBER 2(A) TO
                                           YEAR ENDED DECEMBER 31,                         DECEMBER 31,
CONSERVATIVE               --------------------------------------------------------------------------------
INVESTORS DIVISION            1995     1994     1993      1992     1991     1990               1989
------------------            ----     ----     ----      ----     ----     ----               ----
Gross return..............  20.40 %   (4.10)%  10.76 %   5.72 %   19.87 %  6.37 %             3.09 %
Net return................  19.68 %   (4.67)%  10.15 %   5.09 %   19.16 %  5.73 %             2.94 %


GROWTH INVESTORS DIVISION     1995     1994     1993      1992     1991     1990               1989
-------------------------     ----     ----     ----      ----     ----     ----               ----
Gross return..............  26.37 %   (3.15)%  15.26 %   4.90 %   48.89 %  10.66 %            3.98 %
Net return................  25.62 %   (3.73)%  14.58 %   4.27 %   48.01 %  10.00 %            3.82 %

----------------------------
*   Sales of Incentive Life 2000 and Champion 2000 commenced on March 2, 1992.
(a) Date as of which net premiums under the policies were first allocated to the Division. The gross return and the net return for the periods indicated are not annual rates of return.


RATES OF RETURN:
SURVIVORSHIP 2000
-----------------
                                                                 AUGUST 17(A) TO
                                   YEAR ENDED DECEMBER 31,        DECEMBER 31,
                             ---------------------------------------------------
MONEY MARKET DIVISION           1995        1994        1993          1992
---------------------           ----        ----        ----          ----
Gross return..............     5.74 %      4.02 %      3.00 %        1.11 %
Net return................     4.80 %      3.08 %      2.04 %        0.77 %


INTERMEDIATE GOVERNMENT
SECURITIES DIVISION             1995        1994        1993          1992
-------------------             ----        ----        ----          ----
Gross return..............     13.33 %    (4.37)%     10.58 %        0.90 %
Net return................     12.31 %    (5.23)%      9.55 %        0.56 %

----------
(a) Date as of which net premiums under the policies were first allocated to the Division. The gross return and the net return for the periods indicated are not annual rates of return.

                                     FSA-14

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

DECEMBER 31, 1995

                                                              OCTOBER 1(A) TO
                             YEAR ENDED DECEMBER 31,           DECEMBER 31,
                             ------------------------------------------------
QUALITY BOND DIVISION           1995        1994                   1993
---------------------           ----        ----                   ----
Gross return..............     17.02 %    (5.10)%                 (0.51)%
Net return................     15.97 %    (5.95)%                 (0.73)%


                                                                 AUGUST 17(A) TO
                                   YEAR ENDED DECEMBER 31,        DECEMBER 31,
                             ---------------------------------------------------
HIGH YIELD DIVISION             1995        1994        1993          1992
-------------------             ----        ----        ----          ----
Gross return..............     19.92 %    (2.79)%     23.15 %        1.84 %
Net return................     18.84 %    (3.66)%     22.04 %        1.50 %


                                                              OCTOBER 1(A) TO
                             YEAR ENDED DECEMBER 31,            DECEMBER 31,
                             --------------------------------------------------
GROWTH & INCOME DIVISION        1995        1994                   1993
------------------------        ----        ----                   ----
Gross return..............     24.07 %    (0.58)%                 (0.25)%
Net return................     22.96 %    (1.47)%                 (0.48)%


                               YEAR ENDED   MARCH 1(A) TO
                              DECEMBER 31,  DECEMBER 31,
                             ------------------------------
EQUITY INDEX DIVISION             1995          1994
---------------------             ----          ----
Gross return..............      36.48 %        1.08 %
Net return................      35.26 %        0.33 %


                                                                 AUGUST 17(A) TO
                                   YEAR ENDED DECEMBER 31,        DECEMBER 31,
                             ---------------------------------------------------
COMMON STOCK DIVISION           1995        1994        1993          1992
---------------------           ----        ----        ----          ----
Gross return..............     32.45 %    (2.14)%     24.84 %        5.28 %
Net return................     31.26 %    (3.02)%     23.70 %        4.93 %

GLOBAL DIVISION
---------------
Gross return..............     18.81 %     5.23 %     32.09 %        4.87 %
Net return................     17.75 %     4.29 %     30.93 %        4.52 %


                              APRIL 3(A) TO
                              DECEMBER 31,
                             ----------------
INTERNATIONAL DIVISION            1995
----------------------            ----
Gross return..............       11.29 %
Net return................       10.55 %


                                                                 AUGUST 17(A) TO
                                   YEAR ENDED DECEMBER 31,        DECEMBER 31,
                             ---------------------------------------------------
AGGRESSIVE STOCK DIVISION       1995        1994        1993          1992
-------------------------       ----        ----        ----          ----
Gross return..............     31.63 %    (3.81)%     16.77 %        11.49 %
Net return................     30.46 %    (4.68)%     15.70 %        11.11 %


ASSET ALLOCATION SERIES
                                                                 AUGUST 17(A) TO
                                   YEAR ENDED DECEMBER 31,        DECEMBER 31,
CONSERVATIVE INVESTORS        --------------------------------------------------
DIVISION                        1995        1994        1993          1992
--------                        ----        ----        ----          ----
Gross return..............     20.40 %    (4.10)%     10.76 %        1.38 %
Net return................     19.32 %    (4.96)%      9.81 %        1.04 %


BALANCED DIVISION               1995        1994        1993          1992
-----------------               ----        ----        ----          ----
Gross return..............     19.75 %    (8.02)%     12.28 %        5.37 %
Net return................     18.68 %    (8.84)%     11.30 %        5.02 %


GROWTH INVESTORS DIVISION       1995        1994        1993          1992
-------------------------       ----        ----        ----          ----
Gross return..............     26.37 %    (3.15)%     15.26 %        6.89 %
Net return................     25.24 %    (4.02)%     14.24 %        6.53 %

----------
(a) Date as of which net premiums under the policies were first allocated to the Division. The gross return and the net return for the periods indicated are not annual rates of return.

                                     FSA-15

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

DECEMBER 31,1995

RATES OF RETURN:
INCENTIVE LIFE PLUS ORIGINAL SERIES(B)*
---------------------------------------

                                  YEAR ENDED DECEMBER 31,
                                 -------------------------
                                           1995
                                           ----
Money Market Division........              5.69%

Intermediate Government
Securities Division..........             13.31%

Quality Bond Division........             17.13%

High Yield Division..........             19.95%

Growth & Income Division.....             24.38%

Equity Index Division........             36.53%

Common Stock Division........             33.07%

Global Division..............             19.38%

                                   APRIL 30 TO DECEMBER 31,
                                   ------------------------
                                           1995
                                           ----
International Division.......             11.29%

                                    YEAR ENDED DECEMBER 31,
                                   ------------------------
                                           1995
                                           ----
Aggressive Stock Division....             33.00%


ASSET ALLOCATION SERIES

                                    YEAR ENDED DECEMBER 31,
                                   ------------------------
                                            1995
                                            ----
Conservative Investors Division...        20.59%

Balanced Division................         20.32%

Growth Investors Division.........        26.92%

--------------------
*Sales of Incentive Life Plus Original Series commenced on January 6, 1995.

(b) There are no Separate Account asset charges for this policy and therefore the gross and net rates of return are the same. The rate of return for the period indicated is not an annual rate of return.

                                     FSA-16

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

DECEMBER 31,1995

RATES OF RETURN:
SP-FLEX
-------

                                                                                                        AUGUST 31(A) TO
                                                      YEAR ENDED DECEMBER 31,                            DECEMBER 31,
                             -------------------------------------------------------------------------------------------
MONEY MARKET DIVISION          1995     1994     1993      1992     1991     1990      1989     1988         1987
---------------------          ----     ----     ----      ----     ----     ----      ----     ----         ----
Gross return..............    5.74 %   4.02 %   3.00 %    3.56 %   6.17 %   8.24 %    9.18 %   7.32 %       2.15 %
Net return................    3.86 %   2.17 %   1.13 %    1.71 %   4.29 %   6.30 %    7.24 %   5.41 %       1.62 %

                                                                 APRIL 1(A) TO
                               YEAR ENDED DECEMBER 31,            DECEMBER 31,
INTERMEDIATE GOVERNMENT      --------------------------------------------------
SECURITIES DIVISION           1995    1994      1993    1992         1991
-------------------           ----    ----      ----    ----         ----
Gross return..............   13.33 % (4.37) %  10.58 %  5.60 %      12.10 %
Net return................   11.31 % (6.08) %   8.57 %  3.71 %      10.59 %


                               YEAR ENDED   SEPTEMBER 1(A) TO
                              DECEMBER 31,     DECEMBER 31,
                             -------------------------------
QUALITY BOND DIVISION             1995           1994
---------------------             ----           ----
Gross return..............       17.02 %        (2.20)%
Net return................       14.94 %        (2.35)%


                                                                                                       AUGUST 31(A) TO
                                                      YEAR ENDED DECEMBER 31,                            DECEMBER 31,
                             -------------------------------------------------------------------------------------------
HIGH YIELD DIVISION            1995     1994     1993      1992     1991     1990      1989     1988         1987
-------------------            ----     ----     ----      ----     ----     ----      ----     ----         ----
Gross return..............    19.92 %  (2.79)%  23.15 %  12.31 %   24.46 %  (1.12)%   5.13 %   9.73 %       1.95 %
Net return................    17.79 %  (4.52)%  20.96 %  10.30 %   22.25 %  (2.89)%   3.26 %   7.78 %       1.39 %


                               YEAR ENDED   SEPTEMBER 1(A) TO
                              DECEMBER 31,     DECEMBER 31,
                             ---------------------------------
GROWTH & INCOME DIVISION          1995           1994
------------------------          ----           ----
Gross return..............       24.07 %        (3.40)%
Net return................       21.87 %        (3.55)%

EQUITY INDEX DIVISION             1995           1994
---------------------             ----           ----
Gross return..............       36.48 %        (2.54)%
Net return................       34.06 %        (2.69)%


                                                                                                        AUGUST 31(A) TO
                                                      YEAR ENDED DECEMBER 31,                            DECEMBER 31,
                             --------------------------------------------------------------------------------------------
COMMON STOCK DIVISION          1995     1994     1993      1992     1991     1990      1989     1988         1987
---------------------          ----     ----     ----      ----     ----     ----      ----     ----         ----
Gross return..............    32.45 %   2.14 %  24.84 %   3.23 %   37.87 %  (8.12)%  25.59 %   22.43 %     (22.57)%
Net return................    30.10 %  (3.88)%  22.60 %   1.38 %   35.43 %  (9.76)%  23.36 %   20.26 %     (23.00)%

GLOBAL DIVISION                1995     1994     1993      1992     1991     1990      1989     1988         1987
---------------                ----     ----     ----      ----     ----     ----      ----     ----         ----
Gross return..............    18.81 %   5.23 %  32.09 %  (0.50)%   30.55 %  (6.07)%  26.93 %   10.88 %     (11.40)%
Net return................    16.70 %   3.36 %  29.77 %  (2.28)%   28.23 %  (7.75)%  24.67 %    8.90 %     (11.86)%


                             APRIL 3(A) TO
                              DECEMBER 31,
                             -------------
INTERNATIONAL DIVISION            1995
----------------------            ----
Gross return..............      11.29 %
Net return................       9.82 %


                                                                                                        AUGUST 31(A) TO
                                                      YEAR ENDED DECEMBER 31,                            DECEMBER 31,
                             --------------------------------------------------------------------------------------------
AGGRESSIVE STOCK DIVISION      1995     1994     1993      1992     1991     1990      1989     1988         1987
-------------------------      ----     ----     ----      ----     ----     ----      ----     ----         ----
Gross return..............    31.63 %   3.81 %  16.77 %  (3.16)%   86.86 %  8.17 %   43.50 %    1.17 %     (24.28)%
Net return................    29.30 %  (5.53)%  14.67 %  (4.89)%   83.54 %  6.23 %   40.95 %   (0.66)%     (24.68)%

------------------------------
(a) Date as of which net premiums under the policies were first allocated to the Division. The gross return and the net return for the periods indicated are not annual rates of return.


                                     FSA-17

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

DECEMBER 31, 1995


ASSET ALLOCATION SERIES
                               YEAR ENDED      SEPTEMBER 1(A) TO
                              DECEMBER 31,       DECEMBER 31,
CONSERVATIVE INVESTORS    ---------------------------------------
DIVISION                         1995                1994
--------                         ----                ----
Gross return..........          20.40 %             (1.83)%
Net return............          18.26 %             (1.98)%


                                                                                                       AUGUST 31(A) TO
                                                   YEAR ENDED DECEMBER 31,                               DECEMBER 31,
                        -------------------------------------------------------------------------------------------------
BALANCED DIVISION          1995     1994      1993      1992      1991     1990      1989      1988          1987
-----------------          ----     ----      ----      ----      ----     ----      ----      ----          ----
Gross return..........    19.75 %  (8.02)%   12.28 %   (2.83)%   41.27 %   0.24 %   25.83 %   13.27 %       (20.26)%
Net return............    17.62 %  (9.66)%   10.31 %   (4.57)%   38.75 %  (1.56)%   23.59 %   11.25 %       (20.71)%


                            YEAR ENDED     SEPTEMBER 1(A) TO
                           DECEMBER 31,      DECEMBER 31,
GROWTH INVESTORS         ------------------------------------
DIVISION                      1995              1994
--------                      ----              ----
Gross return...........      26.37 %          (3.16)%
Net return.............      24.12 %          (3.31)%

-------------------------
(a) Date as of which net premiums under the policies were first allocated to the Division. The gross return and the net return for the periods indicated are not annual rates of return.


                                     FSA-18

EQUITABLE VARIABLE LIFE INSURANCE COMPANY

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 1995 AND 1994

                                                                                                 1995               1994
                                                                                           -----------------   ----------------
ASSETS                                                                                                (IN MILLIONS)
Investments:
   Fixed maturities:
     Available for sale, at estimated fair value........................................    $     4,366.3       $    2,138.8
     Held to maturity, at amortized cost................................................             --              2,008.5
   Policy loans.........................................................................          1,300.1            1,185.2
   Mortgage loans on real estate........................................................            771.5              888.5
   Equity real estate...................................................................            525.4              641.0
   Other equity investments.............................................................            200.5              239.1
   Other invested assets................................................................            120.9              107.8
                                                                                           -----------------   ----------------
     Total investments..................................................................          7,284.7            7,208.9
Cash and cash equivalents...............................................................            277.6              182.3
Deferred policy acquisition costs.......................................................          2,037.8            2,077.1
Other assets............................................................................            250.6              240.7
Separate Accounts assets................................................................          4,611.6            3,345.3
                                                                                           -----------------   ----------------
TOTAL ASSETS............................................................................    $    14,462.3       $   13,054.3
                                                                                           =================   ================

LIABILITIES
Policyholders' account balances.........................................................    $     7,045.9       $    7,340.0
Future policy benefits and other policyholders' liabilities.............................            570.8              509.4
Other liabilities.......................................................................            521.4              441.1
Separate Accounts liabilities...........................................................          4,586.5            3,314.9
                                                                                           -----------------   ----------------
     Total liabilities..................................................................         12,724.6           11,605.4
                                                                                           -----------------   ----------------
Commitments and contingencies (Notes 7, 9, 10 and 11)

SHAREHOLDER'S EQUITY
Common stock, par value $1 per share;
   5.0 million shares authorized, 1.5 million shares issued and outstanding.............              1.5                1.5
Capital in excess of par value..........................................................          1,480.7            1,355.7
Retained earnings.......................................................................            221.6              165.5
Net unrealized investment gains (losses)................................................             44.6              (72.6)
Minimum pension liability...............................................................            (10.7)              (1.2)
                                                                                           -----------------   ----------------
     Total shareholder's equity.........................................................          1,737.7            1,448.9
                                                                                           -----------------   ----------------
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY..............................................    $    14,462.3       $   13,054.3
                                                                                           =================   ================

See Notes to Consolidated Financial Statements.

EQUITABLE VARIABLE LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF EARNINGS
YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                                                                              1995               1994                1993
                                                                        -----------------   ----------------   -----------------
                                                                                             (IN MILLIONS)
REVENUES
   Universal life and investment-type product policy fee income......    $       584.5       $      552.6       $      485.2
   Premiums..........................................................             33.7               40.1               46.9
   Net investment income.............................................            529.1              526.8              557.6
   Investment (losses) gains, net....................................              (.5)              (4.6)               1.5
   Other income......................................................              2.1                2.9                3.0
                                                                        -----------------   ----------------   -----------------
     Total revenues..................................................          1,148.9            1,117.8            1,094.2
                                                                        -----------------   ----------------   -----------------

BENEFITS AND OTHER DEDUCTIONS
   Interest credited to policyholders' account balances..............            376.1              389.3              439.2
   Policyholders' benefits...........................................            267.5              242.3              251.0
   Other operating costs and expenses................................            419.5              413.8              356.7
                                                                        -----------------   ----------------   -----------------
     Total benefits and other deductions.............................          1,063.1            1,045.4            1,046.9
                                                                        -----------------   ----------------   -----------------
Earnings before Federal income taxes and cumulative
   effect of accounting change.......................................             85.8               72.4               47.3
Federal income tax expense...........................................             29.7               25.0               20.5
                                                                        -----------------   ----------------   -----------------
Earnings before cumulative effect of accounting change...............             56.1               47.4               26.8
Cumulative effect of accounting change, net of  Federal income taxes.             --                (11.4)              --
                                                                        -----------------   ----------------   -----------------
Net Earnings.........................................................    $        56.1       $       36.0       $       26.8
                                                                        =================   ================   =================

See Notes to Consolidated Financial Statements.

EQUITABLE VARIABLE LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                                                                              1995               1994                1993
                                                                        -----------------   ----------------   -----------------
                                                                                             (IN MILLIONS)
COMMON STOCK AT PAR VALUE, beginning and end of year.................    $         1.5       $        1.5       $        1.5
                                                                        -----------------   ----------------   -----------------
CAPITAL IN EXCESS OF PAR VALUE, beginning of year....................          1,355.7            1,305.7            1,055.7
Additional capital in excess of par value............................            125.0               50.0              250.0
                                                                        -----------------   ----------------   -----------------
Capital in excess of par value, end of year..........................          1,480.7            1,355.7            1,305.7
                                                                        -----------------   ----------------   -----------------
RETAINED EARNINGS, beginning of year.................................            165.5              129.5              102.7
Net earnings.........................................................             56.1               36.0               26.8
                                                                        -----------------   ----------------   -----------------
Retained earnings, end of year.......................................            221.6              165.5              129.5
                                                                        -----------------   ----------------   -----------------
NET UNREALIZED INVESTMENT (LOSSES) GAINS, beginning of year..........            (72.6)              22.3               11.1
Change in unrealized investment gains (losses).......................            117.2              (94.9)              11.2
                                                                        -----------------   ----------------   -----------------
Net unrealized investment gains (losses), end of year................             44.6              (72.6)              22.3
                                                                        -----------------   ----------------   -----------------
MINIMUM PENSION LIABILITY, beginning of year.........................             (1.2)              (6.3)              --
Change in minimum pension liability..................................             (9.5)               5.1               (6.3)
                                                                        -----------------   ----------------   -----------------
Minimum pension liability, end of year...............................            (10.7)              (1.2)              (6.3)
                                                                        -----------------   ----------------   -----------------
TOTAL SHAREHOLDER'S EQUITY, END OF YEAR..............................    $     1,737.7       $    1,448.9       $    1,452.7
                                                                        =================   ================   =================

See Notes to Consolidated Financial Statements.

EQUITABLE VARIABLE LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                                                                              1995               1994                1993
                                                                        -----------------   ----------------   -----------------
                                                                                             (IN MILLIONS)
NET EARNINGS.........................................................    $        56.1       $       36.0       $       26.8
ADJUSTMENTS TO RECONCILE  NET EARNINGS TO NET CASH (USED)  PROVIDED
   BY OPERATING ACTIVITIES:
   Interest credited to policyholders' account balances..............            376.1              389.3              439.2
   General Account policy charges....................................           (618.7)            (572.8)            (496.7)
   Investment losses (gains), net....................................               .5                4.6               (1.5)
   Other, net........................................................             63.8              (17.2)             117.2
                                                                        -----------------   ----------------   -----------------
Net cash (used) provided by operating activities.....................           (122.2)            (160.1)              85.0
                                                                        -----------------   ----------------   -----------------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Maturities and repayments.........................................            640.7              511.8            1,165.8
   Sales.............................................................          2,667.0            2,119.0            2,844.2
   Return of capital from joint ventures and limited partnerships....             23.9               14.2               56.3
   Purchases.........................................................         (3,065.9)          (2,251.7)          (4,414.0)
   Other, net........................................................           (114.8)            (102.2)             (98.8)
                                                                        -----------------   ----------------   -----------------
Net cash provided (used) by investing activities.....................            150.9              291.1             (446.5)
                                                                        -----------------   ----------------   -----------------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Policyholders' account balances:
     Deposits........................................................            581.1              602.8              612.9
     Withdrawals.....................................................           (636.6)            (697.7)            (506.2)
   Capital contribution from Equitable Life..........................            125.0               50.0              250.0
   Other, net........................................................             (2.9)              (1.8)               2.0
                                                                        -----------------   ----------------   -----------------
Net cash provided (used) by financing activities.....................             66.6              (46.7)             358.7
                                                                        -----------------   ----------------   -----------------
Change in cash and cash equivalents..................................             95.3               84.3               (2.8)
Cash and cash equivalents, beginning of year.........................            182.3               98.0              100.8
                                                                        -----------------   ----------------   -----------------
Cash and Cash Equivalents, End of Year...............................    $       277.6       $      182.3       $       98.0
                                                                        =================   ================   =================
Supplemental cash flow information
   Interest Paid.....................................................    $        --         $        5.7       $        2.1
                                                                        =================   ================   =================
   Income Taxes Refunded.............................................    $        --         $        8.4       $         .3
                                                                        =================   ================   =================

See Notes to Consolidated Financial Statements.

EQUITABLE VARIABLE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION

   Equitable Variable Life Insurance Company ("Equitable Variable Life") was incorporated on September 11, 1972 as a wholly owned subsidiary of The Equitable Life Assurance Society of the United States ("Equitable Life"). Equitable Variable Life's operations consist principally of the sale of interest-sensitive life insurance and annuity products.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Basis of Presentation and Principles of Consolidation

   The accompanying consolidated financial statements are prepared in conformity with generally accepted accounting principles ("GAAP").

   The accompanying consolidated financial statements include the accounts of Equitable Variable Life and its subsidiaries, (collectively "EVLICO").

   The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   All significant intercompany transactions and balances have been eliminated in consolidation.

   Certain reclassifications have been made in the amounts presented for prior periods to conform these periods with the 1995 presentation.

   Accounting Changes

   In the first quarter of 1995, EVLICO adopted Statement of Financial Accounting Standards ("SFAS") No. 114, "Accounting by Creditors for Impairment of a Loan." This statement applies to all loans, including loans restructured in a troubled debt restructuring involving a modification of terms. This statement addresses the accounting for impairment of a loan by specifying how allowances for credit losses should be determined. Impaired loans within the scope of this statement are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. EVLICO provides for impairment of loans through an allowance for possible losses. The adoption of this statement did not have a material effect on the level of these allowances or on EVLICO's consolidated statements of earnings and shareholder's equity.

   In the fourth quarter of 1994 (effective as of January 1, 1994), EVLICO adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits," which required employers to recognize the obligation to provide postemployment benefits. Implementation of this statement resulted in a charge for the cumulative effect of accounting change of $11.4 million, net of a Federal income tax benefit of $6.2 million.

   At December 31, 1993, EVLICO adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," which expanded the use of fair value accounting for those securities that a company does not have positive intent and ability to hold to maturity. Implementation of this statement increased consolidated shareholder's equity by $7.2 million, net of deferred policy acquisition costs and deferred Federal income tax. Beginning coincident with issuance of SFAS No. 115 implementation guidance in November 1995, the Financial Accounting Standards Board ("FASB") permitted companies a one-time opportunity, through December 31, 1995, to reassess the appropriateness of the classification of all securities held at that time. On December 1, 1995, EVLICO transferred $1,806.7 million of securities classified as held to maturity to the available for sale portfolio. As a result, consolidated shareholder's equity increased by $17.9 million, net of deferred policy acquisition costs and deferred Federal income tax.

   New Accounting Pronouncements

   In March 1995, the FASB issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," which requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of such assets may not be recoverable. EVLICO will implement this statement as of January 1, 1996. EVLICO currently provides allowances for possible losses for assets under the scope of this statement. Management has not yet determined the impact of this statement on these assets.

   Valuation of Investments

   Fixed maturities which have been identified as available for sale are reported at estimated fair value. At December 31, 1994, fixed maturities which EVLICO had both the ability and the intent to hold to maturity, were stated principally at amortized cost. The amortized cost of fixed maturities is adjusted for impairments in value deemed to be other than temporary.

   Mortgage loans on real estate are stated at unpaid principal balances, net of unamortized discounts and valuation allowances. Effective with the adoption of SFAS No. 114 on January 1, 1995, the valuation allowances are based on the present value of expected future cash flows discounted at the loan's original effective interest rate or the collateral value if the loan is collateral dependent. However, if foreclosure is or becomes probable, the measurement method used is collateral value. Prior to the adoption of SFAS No. 114, the valuation allowances were based on losses expected by management to be realized on transfers of mortgage loans to real estate (upon foreclosure or in-substance foreclosure), on the disposition or settlement of mortgage loans and on mortgage loans management believed may not be collectible in full. In establishing valuation allowances, management previously considered, among other things, the estimated fair value of the underlying collateral.

   Real estate, including real estate acquired in satisfaction of debt, is stated at depreciated cost less valuation allowances. At the date of foreclosure (including in-substance foreclosure), real estate acquired in satisfaction of debt is valued at estimated fair value. Valuation allowances on real estate held for the production of income are computed using the forecasted cash flows of the respective properties discounted at a rate equal to EVLICO's cost of funds; valuation allowances on real estate available for sale are computed using the lower of current estimated fair value, net of disposition costs, or depreciated cost.

   Policy loans are stated at unpaid principal balances.

   Partnerships and joint venture interests in which EVLICO does not have control and a majority economic interest are reported on the equity basis of accounting and are included with either equity real estate or other equity investments, as appropriate.

   Common stocks are carried at estimated fair value and are included in other equity investments.

   Short-term investments are stated at amortized cost which approximates fair value and are included with other invested assets.

   Cash and cash equivalents includes cash on hand, amounts due from banks and highly liquid debt instruments purchased with an original maturity of three months or less.

   All securities are recorded in the consolidated financial statements on a trade date basis.

   Investment Results and Unrealized Investment Gains (Losses)

   Realized investment gains and losses are determined by specific identification and are presented as a component of revenue. Valuation allowances are netted against the asset categories to which they apply and changes in the valuation allowances are included in investment gains or losses.

   Unrealized investment gains and losses on fixed maturities available for sale and equity securities held by EVLICO are accounted for as a separate component of shareholder's equity, net of related deferred Federal income taxes and deferred policy acquisition costs related to universal life and investment-type products.

   Recognition of Insurance Income and Related Expenses

   Premiums from universal life and investment-type contracts are reported as deposits to policyholders' account balances. Revenues from these contracts consist of amounts assessed during the period against policyholders' account balances for mortality charges, policy administration charges and surrender charges. Policy benefits and claims that are charged to expenses include benefit claims incurred in the period in excess of related policyholders' account balances.

   Premiums from life and annuity policies with life contingencies generally are recognized as income when due. Benefits and expenses are matched with such income so as to result in the recognition of profits over the life of the contracts. This match is accomplished by means of the provision for liabilities for future policy benefits and the deferral and subsequent amortization of policy acquisition costs.

   Deferred Policy Acquisition Costs

   The costs of acquiring new business, principally commissions, underwriting, agency and policy issue expenses, all of which vary with and are primarily related to the production of new business, are deferred. Deferred policy acquisition costs are subject to recoverability testing at the time of policy issue and loss recognition testing at the end of each accounting period.

   For universal life products and investment-type products, deferred policy acquisition costs are amortized over the expected average life of the contracts (periods ranging from 15 to 35 years and 5 to 17 years, respectively) as a constant percentage of estimated gross profits arising principally from investment results, mortality and expense margins and surrender charges based on historical and anticipated future experience, updated at the end of each accounting period. The effect on the amortization of deferred policy acquisition costs of revisions to estimated gross profits is reflected in earnings in the period such estimated gross profits are revised. The effect on the deferred policy acquisition cost asset that would result from realization of unrealized gains (losses) is recognized with an offset to unrealized gains (losses) in consolidated shareholder's equity as of the balance sheet date.

   Amortization charged to income amounted to $199.0 million, $200.2 million and $135.5 million for the years ended December 31, 1995, 1994 and 1993, respectively.

   Policyholders' Account Balances and Future Policy Benefits

   EVLICO's insurance contracts primarily are universal life and investment-type contracts. Policyholders' account balances are equal to the policy account values. The policy account values represent an accumulation of gross premium payments plus credited interest less expense and mortality charges and withdrawals.

   The future policy benefit liabilities for the remainder of EVLICO's insurance contracts, consisting primarily of supplementary contracts with life contingencies and various policy riders, are computed by various valuation methods based on assumed interest rates and mortality and morbidity assumptions reflecting EVLICO's experience and industry standards.

   Federal Income Taxes

   EVLICO is included in a consolidated Federal income tax return with Equitable Life and its other eligible subsidiaries. In accordance with an agreement between EVLICO and Equitable Life, the amount of current income taxes as determined on a separate return basis will be paid to, or received from, Equitable Life. Benefits for losses, which are paid to EVLICO to the extent they are utilized by Equitable Life, may not have been received in the absence of such agreement. Deferred income tax assets and liabilities are recognized based on the difference between financial statement carrying amounts and income tax bases of assets and liabilities using the enacted income tax rates and laws.

   Separate Accounts

   Separate Accounts are established in conformity with the New York State Insurance Law and generally are not chargeable with liabilities that arise from any other business of EVLICO. Separate Accounts assets are subject to General Account claims only to the extent the value of such assets exceeds the Separate Accounts liabilities.

   Assets and liabilities of the Separate Accounts, representing net deposits and accumulated net investment earnings less fees, held primarily for the benefit of contractholders are shown as separate captions in the consolidated balance sheets. Assets held in the Separate Accounts are carried at quoted market values or, where quoted values are not available, at estimated fair values as determined by management.

   The investment results of Separate Accounts are reflected directly in Separate Accounts liabilities. For the years ended December 31, 1995, 1994 and 1993, investment results of Separate Accounts were $342.2 million, $135.9 million and $344.1 million, respectively.

   Deposits to Separate Accounts are reported as increases in Separate Accounts liabilities and are not reported in revenues. Mortality, policy administration and surrender charges of the Separate Accounts are included in revenues.

3. INVESTMENTS

   The following tables provide additional information relating to fixed maturities and equity securities:


                                                                               GROSS              GROSS
                                                          AMORTIZED          UNREALIZED         UNREALIZED         ESTIMATED
                                                            COST               GAINS              LOSSES           FAIR VALUE
                                                       ----------------   -----------------  -----------------   ---------------
                                                                                   (IN MILLIONS)
     December 31, 1995
     Fixed Maturities:
        Available for Sale:
          Corporate.................................    $    3,053.5       $      101.0       $        22.0       $    3,132.5
          Mortgage-backed...........................           573.9                7.7                  .4              581.2
          U.S. Treasury securities and U.S. government
             and agency securities..................           569.2                9.2                 2.6              575.8
          States and political subdivisions.........             4.3                 .1                --                  4.4
          Foreign governments.......................            16.2                 .8                --                 17.0
          Redeemable preferred stock................            56.8                3.7                 5.1               55.4
                                                       ----------------   -----------------  -----------------   ---------------

        Total Available for Sale....................    $    4,273.9       $      122.5       $        30.1       $    4,366.3
                                                       ================   =================  =================   ===============

     Equity Securities:
        Common stock................................    $       36.2       $       10.3       $         4.7       $       41.8
                                                       ================   =================  =================   ===============

     December 31, 1994

     Fixed Maturities:
        Available for Sale:
          Corporate.................................    $    1,622.3       $        5.1       $       112.6       $    1,514.8
          Mortgage-backed...........................           221.9                 .5                16.4              206.0
          U.S. Treasury securities and U.S. government
             and agency securities..................           365.4                1.4                20.7              346.1
          States and political subdivisions.........             4.8               --                    .6                4.2
          Foreign governments.......................            14.8                 .2                --                 15.0
          Redeemable preferred stock................            58.0                 .1                 5.4               52.7
                                                       ----------------   -----------------  -----------------   ---------------

        Total Available for Sale....................    $    2,287.2       $        7.3       $       155.7       $    2,138.8
                                                       ================   =================  =================   ===============

        Held to Maturity:
          Corporate.................................    $    1,812.4       $       11.9       $        93.1       $    1,731.2
          U.S. Treasury securities and U.S. government
             and agency securities..................           180.4               --                  21.7              158.7
          States and political subdivisions.........            14.4               --                    .9               13.5
          Foreign governments.......................             1.3                 .1                --                  1.4
                                                       ----------------   -----------------  -----------------   ---------------

        Total Held to Maturity......................    $    2,008.5       $       12.0       $       115.7       $    1,904.8
                                                       ================   =================  =================   ===============

     Equity Securities:
        Common stock................................    $       42.0       $       10.1       $         9.4       $       42.7
                                                       ================   =================  =================   ===============

   For publicly traded fixed maturities and equity securities, estimated fair value is determined using quoted market prices. For fixed maturities without a readily ascertainable market value, EVLICO has determined an estimated fair value using a discounted cash flow approach, including provisions for credit risk, generally based upon the assumption that such securities will be held to maturity. Estimated fair value for equity securities, substantially all of which do not have a readily ascertainable market value, has been determined by EVLICO. Such estimated fair values do not necessarily represent the values for which these securities could have been sold at the dates of the consolidated balance sheets. At December 31, 1995 and 1994, respectively, securities without a readily ascertainable market value having an amortized cost of $1,233.7 million and $1,571.5 million, respectively, had estimated fair values of $1,291.1 million and $1,512.2 million, respectively.

   The contractual maturity of bonds at December 31, 1995 are shown below:

                                                                                                   AVAILABLE FOR SALE
                                                                                           ------------------------------------

                                                                                              AMORTIZED           ESTIMATED
                                                                                                 COST            FAIR VALUE
                                                                                           -----------------   ----------------

                                                                                                      (IN MILLIONS)
     Due in one year or less.............................................................   $       133.3       $      133.4
     Due in years two through five.......................................................         1,416.4            1,444.9
     Due in years six through ten........................................................         1,361.5            1,391.8
     Due after ten years.................................................................           732.0              759.6
     Mortgage-backed securities..........................................................           573.9              581.2
                                                                                           -----------------   ----------------

     Total...............................................................................   $     4,217.1       $    4,310.9
                                                                                           =================   ================

   Bonds not due at a single maturity date have been included in the above table in the year of final maturity. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

   Investment valuation allowances and changes thereto are shown below:

                                                                                      YEARS ENDED DECEMBER 31,
                                                                       --------------------------------------------------------
                                                                             1995                1994               1993
                                                                       -----------------   -----------------  -----------------
                                                                                            (IN MILLIONS)

     Balances, beginning of year....................................    $        68.5       $       87.3       $       147.2
     Additions charged to income....................................             31.0               12.7                44.4
     Deductions for writedowns and asset dispositions...............            (33.8)             (31.5)             (104.3)
                                                                       -----------------   -----------------  -----------------
     Balances, End of Year..........................................    $        65.7       $       68.5       $        87.3
                                                                       =================   =================  =================

     Balances, end of year comprise:
        Mortgage loans on real estate...............................    $        15.9       $       24.0       $        46.7
        Equity real estate..........................................             49.8               44.5                40.6
                                                                       -----------------   -----------------  -----------------

     Total..........................................................    $        65.7       $       68.5       $        87.3
                                                                       =================   =================  =================

   Deductions for writedowns and asset dispositions for 1993 include a $20.2 million writedown of fixed maturity investments at December 31, 1993 as a result of adopting a new accounting statement for the valuation of these investments that requires specific writedowns instead of valuation allowances.

   At December 31, 1995, the carrying values of investments held for the production of income which were non-income producing for the twelve months preceding the consolidated balance sheet date were $21.5 million of fixed maturities and $29.1 million of mortgage loans on real estate.

   EVLICO's fixed maturity investment portfolio includes corporate high yield securities consisting of public high yield bonds, redeemable preferred stocks and directly negotiated debt in leveraged buyout transactions. EVLICO seeks to minimize the higher than normal credit risks associated with such securities by monitoring the total investments in any single issuer or total investment in a particular industry group. Certain of these corporate high yield securities are classified as other than investment grade by the various rating agencies, i.e., a rating below Baa or an NAIC (National Association of Insurance Commissioners) designation of 3 (medium grade), 4 or 5 (below investment grade) or 6 (in or near default). At December 31, 1995, approximately 11.0% of the $4,217.2 million aggregate amortized cost of bonds held by EVLICO were considered to be other than investment grade.

   In addition to its holding of corporate high yield securities, EVLICO is an equity investor in limited partnership interests which primarily invest in securities considered to be other than investment grade.

   EVLICO has restructured or modified the terms of certain fixed maturity investments. The fixed maturity portfolio, based on amortized cost, includes $13.7 million and $13.3 million at December 31, 1995 and 1994, respectively, of such restructured securities. The December 31, 1994 amount includes fixed maturities which are in default as to principal and/or interest payments, are to be restructured pursuant to commenced negotiations or where the borrowers went into bankruptcy subsequent to acquisition (collectively, "problem fixed maturities") of $5.6 million. Gross interest income that would have been recorded in accordance with the original terms of restructured fixed maturities amounted to $1.4 million, $1.1 million and $2.2 million in 1995, 1994 and 1993, respectively. Gross interest income on these fixed maturities included in net investment income aggregated $1.4 million, $1.0 million and $1.5 million in 1995, 1994 and 1993, respectively.

   At December 31, 1995 and 1994, mortgage loans on real estate with scheduled payments 60 days (90 days for agricultural mortgages) or more past due or in foreclosure (collectively, "problem mortgage loans on real estate") had an amortized cost of $36.0 million (4.6% of total mortgage loans on real estate) and $35.2 million (3.9% of total mortgage loans on real estate), respectively.

   The payment terms of mortgage loans on real estate may from time to time be restructured or modified. The investment in restructured mortgage loans on real estate, based on amortized cost, amounted to $173.5 million and $130.8 million at December 31, 1995 and 1994, respectively. Gross interest income on restructured mortgage loans on real estate that would have been recorded in accordance with the original terms of such loans amounted to $16.1 million, $12.3 million and $13.9 million in 1995, 1994 and 1993, respectively. Gross interest income on these loans included in net investment income aggregated $14.0 million, $11.4 million and $11.5 million in 1995, 1994 and 1993, respectively.

   Impaired mortgage loans (as defined under SFAS No. 114) along with the related provision for losses were as follows:


                                                              DECEMBER 31, 1995
                                                              ------------------
                                                                (IN MILLIONS)

     Impaired mortgage loans with provision for losses....     $        99.0
     Impaired mortgage loans with no provision for losses.              24.5
                                                              ------------------

     Recorded investment in impaired mortgage loans.......             123.5
     Provision for losses.................................              14.5
                                                              ------------------

     Net Impaired Mortgage Loans..........................     $       109.0
                                                              ==================

   Impaired mortgage loans with no provision for losses are loans where the fair value of the collateral or the net present value of the loan equals or exceeds the recorded investment. Interest income earned on loans where the collateral value is used to measure impairment is recorded on a cash basis. Interest income on loans where the present value method is used to measure impairment is accrued on the net carrying value amount of the loan at the interest rate used to discount the cash flows. Changes in the present value attributable to changes in the amount or timing of expected cash flows are reported as investment gains or losses.

   During the year ended December 31, 1995, EVLICO's average recorded investment in impaired mortgage loans was $99.2 million. Interest income recognized on these impaired mortgage loans totaled $8.2 million for the year ended December 31, 1995, including $2.2 million recognized on a cash basis.

   EVLICO's investment in equity real estate is through direct ownership and through investments in real estate joint ventures. At December 31, 1995 and 1994, the carrying value of equity real estate available for sale amounted to $55.6 million and $138.4 million, respectively. For the years ended December 31, 1995, 1994 and 1993, respectively, real estate of $12.2 million, $59.0 million and $92.1 million was acquired in satisfaction of debt. At December 31, 1995 and 1994, EVLICO owned $196.6 million and $230.5 million, respectively, of real estate acquired in satisfaction of debt.

   Depreciation on real estate is computed using the straight-line method over the estimated useful lives of the properties, which generally range from 40 to 50 years. Accumulated depreciation on real estate was $51.0 million and $51.1 million at December 31, 1995 and 1994, respectively. Depreciation expense on real estate totaled $12.8 million, $12.7 million and $11.6 million for the years ended December 31, 1995, 1994 and 1993, respectively.

4. JOINT VENTURES AND PARTNERSHIPS

   Summarized combined financial information of real estate joint ventures (10 and 12 individual ventures as of December 31, 1995 and 1994, respectively) and of other limited partnership interests accounted for under the equity method, in which EVLICO has an investment of $10.0 million or greater and an equity interest of 10% or greater is as follows:


                                                                                                    DECEMBER 31,
                                                                                      ------------------------------------------
                                                                                             1995                  1994
                                                                                      -------------------    ------------------
                                                                                                    (IN MILLIONS)
     FINANCIAL POSITION
     Investments in real estate, at depreciated cost...............................    $       966.3          $    1,047.0
     Investments in securities, generally at estimated fair value..................            648.5               3,061.2
     Cash and cash equivalents.....................................................             99.2                  46.4
     Other assets..................................................................             90.8                 261.9
                                                                                      -------------------    ------------------

     Total assets..................................................................          1,804.8               4,416.5
                                                                                      -------------------    ------------------

     Borrowed funds -- third party..................................................            74.4               1,233.6
     Other liabilities.............................................................            132.4                 611.0
                                                                                      -------------------    ------------------

     Total liabilities.............................................................            206.8               1,844.6
                                                                                      -------------------    ------------------

     Partners' Capital.............................................................    $     1,598.0          $    2,571.9
                                                                                      ===================    ==================

     Equity in partners' capital included above....................................    $       243.8          $      327.3
     Equity in limited partnership interests not included above....................             82.3                  50.4
     (Deficit) excess of equity in partners' capital over
        investment cost and equity earnings........................................              (.4)                  3.7
                                                                                      -------------------    ------------------

     Carrying Value................................................................    $       325.7          $      381.4
                                                                                      ===================    ==================


                                                                                       YEARS ENDED DECEMBER 31,
                                                                        --------------------------------------------------------
                                                                              1995               1994                1993
                                                                        -----------------   ----------------   -----------------
                                                                                             (IN MILLIONS)
     STATEMENTS OF EARNINGS
     Revenues of real estate joint ventures............................  $       152.3       $      180.1       $      136.6
     Revenues of other limited partnership interests...................           86.9              102.5              318.9
     Interest expense -- third party....................................         (23.1)             (88.1)             (79.7)
     Interest expense -- The Equitable..................................          (5.6)              --                 --
     Other expenses....................................................         (131.8)            (172.4)            (132.7)
                                                                        -----------------   ----------------   -----------------

     Net Earnings......................................................  $        78.7       $       22.1       $      243.1
                                                                        =================   ================   =================

     Equity in net earnings included above.............................  $        14.4       $       11.7       $       34.0
     Equity in net earnings of limited partnership
        interests not included above...................................           12.9                6.3               12.0
     Reduction of earnings in joint ventures
        over equity ownership percentage and
        amortization of differences in bases...........................           --                 (1.1)               (.1)
                                                                        -----------------   -----------------  -----------------

     Total Equity in Net Earnings......................................  $        27.3       $       16.9       $       45.9
                                                                        =================   ================   =================

5. NET INVESTMENT INCOME AND INVESTMENT (LOSSES) GAINS

   The sources of net investment income are summarized as follows:


                                                                                       YEARS ENDED DECEMBER 31,
                                                                        --------------------------------------------------------
                                                                              1995               1994                1993
                                                                        -----------------   ----------------   -----------------
                                                                                             (IN MILLIONS)

     Fixed maturities.................................................   $       319.5       $      331.4       $      319.9
     Mortgage loans on real estate....................................            70.3               86.7              105.7
     Equity real estate...............................................            66.2               67.0               69.8
     Policy loans.....................................................            86.8               79.5               76.1
     Other equity investments.........................................            22.4               13.4               38.5
     Other investment income..........................................            30.5               24.5               17.0
                                                                        -----------------   ----------------   -----------------

     Gross investment income..........................................           595.7              602.5              627.0

     Investment expenses..............................................            66.6               75.7               69.4
                                                                        -----------------   ----------------   -----------------

     Net Investment Income............................................   $       529.1       $      526.8       $      557.6
                                                                        =================   ================   =================

   Investment (losses) gains, net, including changes in valuation allowances, are summarized as follows:


                                                                                       YEARS ENDED DECEMBER 31,
                                                                        --------------------------------------------------------
                                                                              1995               1994                1993
                                                                        -----------------   ----------------   -----------------
                                                                                             (IN MILLIONS)

     Fixed maturities.................................................   $        23.7       $       (6.8)      $       45.1
     Mortgage loans on real estate....................................            (7.0)             (13.3)             (32.0)
     Equity real estate...............................................           (18.9)              (5.3)             (13.4)
     Other equity investments.........................................             1.7               20.8                1.8
                                                                        -----------------   ----------------   -----------------

     Investment (Losses) Gains, Net...................................   $         (.5)      $       (4.6)      $        1.5
                                                                        =================   ================   =================

   Writedowns of fixed maturities amounted to $11.1 million, $8.2 million and $1.4 million for the years ended December 31, 1995, 1994 and 1993, respectively.

   For the years ended December 31, 1995 and 1994, respectively, proceeds received on sales of fixed maturities classified as available for sale amounted to $2,551.6 million and $2,065.1 million. Gross gains of $49.6 million and $22.1 million and gross losses of $18.7 million and $24.4 million, respectively, were realized on these sales. The change in unrealized investment gains (losses) related to fixed maturities classified as available for sale for the years ended December 31, 1995 and 1994, amounted to $240.8 million and $(215.2) million, respectively.

   Gross gains of $66.2 million and gross losses of $66.5 million were realized on sales of investments in fixed maturities held for investment and available for sale for the year ended December 31, 1993.

   Net  unrealized  investment  gains  (losses),  included  in the  consolidated
   balance   sheets  as  a  component  of  equity,   and  the  changes  for  the
   corresponding years are summarized as follows:


                                                                                       YEARS ENDED DECEMBER 31,
                                                                        --------------------------------------------------------
                                                                              1995               1994                1993
                                                                        -----------------   ----------------   -----------------
                                                                                             (IN MILLIONS)

     Balance, beginning of year.......................................   $      (72.6)       $      22.3        $      11.1
     Changes in unrealized investment gains (losses)..................          244.7             (241.8)               3.4
     Effect of adopting SFAS No. 115..................................           --                 --                 72.2
     Changes in unrealized investment (gains) losses attributable to:
        Deferred policy acquisition costs.............................          (64.4)              95.8              (58.2)
        Deferred Federal income taxes.................................          (63.1)              51.1               (6.2)
                                                                       -----------------   ----------------   -----------------

     Balance, End of Year.............................................   $       44.6        $     (72.6)       $      22.3
                                                                        =================   ================   =================

     Balance, end of year comprises:
        Unrealized investment gains (losses) on:
          Fixed maturities............................................   $       92.4        $    (148.4)       $      66.8
          Other equity investments....................................            5.6                 .7               25.6
          Other.......................................................           (2.7)              (1.7)              --
                                                                        -----------------   ----------------   -----------------

        Total.........................................................           95.3             (149.4)              92.4
        Amounts of unrealized investment (gains) losses attributable to:
          Deferred policy acquisition costs...........................          (26.8)              37.6              (58.2)
          Deferred Federal income taxes...............................          (23.9)              39.2              (11.9)
                                                                        -----------------   ----------------   -----------------

     Total............................................................   $       44.6        $     (72.6)       $      22.3
                                                                        =================   ================   =================

6. FEDERAL INCOME TAXES

   A summary of the Federal income tax expense in the consolidated statements of earnings is shown below:


                                                                                       YEARS ENDED DECEMBER 31,
                                                                        --------------------------------------------------------
                                                                              1995               1994                1993
                                                                        -----------------   ----------------   -----------------
                                                                                             (IN MILLIONS)
     Federal income tax expense (benefit):
        Current.......................................................   $       --          $      (1.4)       $      (3.4)
        Deferred......................................................           29.7               26.4               23.9
                                                                        -----------------   ----------------   -----------------

     Total............................................................   $       29.7        $      25.0        $      20.5
                                                                        =================   ================   =================

   The Federal income taxes attributable to consolidated operations are different from the amounts determined by multiplying the earnings before Federal income taxes and cumulative effect of accounting change by the expected Federal income tax rate of 35%.

   The sources of the difference and the tax effects of each are as follows:


                                                                                       YEARS ENDED DECEMBER 31,
                                                                        --------------------------------------------------------
                                                                              1995               1994                1993
                                                                        -----------------   ----------------   -----------------
                                                                                             (IN MILLIONS)

     Expected Federal income tax expense..............................   $       30.0        $      25.3        $      16.6
     Tax rate adjustment..............................................           --                 --                  4.0
     Other............................................................            (.3)               (.3)               (.1)
                                                                        -----------------   ----------------   -----------------

     Federal Income Tax Expense.......................................   $       29.7        $      25.0        $      20.5
                                                                        =================   ================   =================

   The components of the net deferred Federal income tax account are as follows:


                                                                   DECEMBER 31, 1995                  DECEMBER 31, 1994
                                                            ---------------------------------  ---------------------------------
                                                                ASSETS         LIABILITIES         ASSETS         LIABILITIES
                                                            ---------------   ---------------  ---------------   ---------------
                                                                                       (IN MILLIONS)
     Deferred policy acquisition costs, reserves and
        reinsurance.......................................   $      --         $    253.8       $      --         $    250.6
     Investments..........................................          --               20.5              38.4             --
     Compensation and related benefits....................          44.3             --                52.2             --
     Other................................................           7.9             --                25.6             --
                                                            ---------------   ---------------  ---------------   ---------------

     Total................................................   $      52.2       $    274.3       $     116.2       $    250.6
                                                            ===============   ===============  ===============   ===============

   The deferred Federal income tax expense (benefit) impacting operations reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The sources of these temporary differences and the tax effects of each are as follows:


                                                                                       YEARS ENDED DECEMBER 31,
                                                                        --------------------------------------------------------
                                                                              1995               1994                1993
                                                                        -----------------   ----------------   -----------------
                                                                                             (IN MILLIONS)
     Deferred policy acquisition costs, reserves and
        reinsurance...................................................   $        3.2        $     (11.4)       $      (6.8)
     Investments......................................................           (4.2)              26.1               11.4
     Compensation and related benefits................................           13.0               (2.8)               1.9
     Other............................................................           17.7               14.5               17.4
                                                                        -----------------   ----------------   -----------------

     Deferred Federal Income Tax Expense..............................   $       29.7        $      26.4        $      23.9
                                                                        =================   ================   =================

   At December 31, 1995, EVLICO had net operating loss carryforwards of approximately $10.2 million. These loss carryforwards are available to offset future tax payments to Equitable Life under the tax sharing agreement.

7. REINSURANCE AGREEMENTS

   EVLICO cedes reinsurance to other insurance companies. EVLICO evaluates the financial condition of its reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. The effect of reinsurance is summarized as follows:


                                                                                                      DECEMBER 31,
                                                                                           ------------------------------------
                                                                                                 1995               1994
                                                                                           -----------------   ----------------
                                                                                                      (IN MILLIONS)

     Direct premiums.....................................................................   $       34.1        $      40.2
     Reinsurance ceded...................................................................            (.4)               (.1)
                                                                                           -----------------   ----------------

     Premiums............................................................................   $       33.7        $      40.1
                                                                                           =================   ================

     Universal Life and Investment-type Product Policy Fee Income Ceded..................   $       31.0        $      24.9
                                                                                           =================   ================

     Policyholders' Benefits Ceded.......................................................   $       18.7        $       8.3
                                                                                           =================   ================

   EVLICO  reinsures  mortality  risks in excess of $5.0  million  on any single
   life.   EVLICO  also  reinsures  the  entire  risk  on  certain   substandard
   underwriting risks as well as in certain other cases.

8. RELATED PARTY TRANSACTIONS

   Under a cost sharing agreement, EVLICO reimburses Equitable Life for its use of Equitable Life's personnel, property and facilities in carrying out certain of its operations. Reimbursement for intercompany services is based on the allocated cost of the services provided. The incurred balances of these intercompany transactions, which are included in other operating costs and expenses are as follows:


                                                                                       YEARS ENDED DECEMBER 31,
                                                                        --------------------------------------------------------
                                                                              1995               1994                1993
                                                                        -----------------   ----------------   -----------------
                                                                                             (IN MILLIONS)

     Personnel and facilities.........................................   $      249.8        $     257.9        $     252.7
     Agent commissions and fees.......................................          127.4              122.6              103.0

   These cost allocations include various employee related obligations for pensions and postretirement benefits. At December 31, 1995 and 1994, EVLICO recorded as a reduction of shareholder's equity its allocated portion of an additional minimum pension liability of $10.7 million and $1.2 million, net of Federal income taxes, respectively, representing the excess of the accumulated benefit obligation over the fair value of plan assets and accrued pension liability.

   During 1995, 1994 and 1993, Equitable Life restructured certain operations in connection with cost reduction programs. EVLICO recorded provisions of $6.7 million, $6.9 million and $17.3 million in 1995, 1994 and 1993, respectively, relating primarily to allocated lease obligations (net of sub-lease rentals) and severance liabilities.

   EVLICO incurred investment advisory and asset management fee expenses of $17.6 million, $19.2 million and $16.0 million during 1995, 1994 and 1993, respectively.

   EVLICO and Equitable Life have an agreement whereby certain Equitable Life policyholders may purchase EVLICO's policies without presenting evidence of insurability. Under the agreement, Equitable Life pays EVLICO a conversion charge for the extra mortality risk associated with issuing these policies. EVLICO received payments of $2.9 million, $3.0 million and $3.1 million in 1995, 1994 and 1993, respectively, which were reported as other income.

   On August 31, 1993, EVLICO sold $250.0 million of primarily privately placed below investment grade fixed maturities to EQ Asset Trust 1993 (the "Trust"). EVLICO realized a $1.1 million gain, net of related deferred policy acquisition costs and deferred Federal income taxes. In conjunction with this transaction, EVLICO received $75.4 million of Class B notes issued by the Trust. These notes have interest rates ranging from 6.85% to 9.45%. The Class B notes are classified as other invested assets on the consolidated balance sheets.

   Net amounts payable to Equitable Life were $190.2 million and $226.7 million at December 31, 1995 and 1994, respectively.

9. DERIVATIVES AND FAIR VALUE OF FINANCIAL INSTRUMENTS

   Derivatives

   EVLICO primarily uses derivatives for asset/liability risk management and for hedging individual securities. Derivatives mainly are utilized to reduce EVLICO's exposure to interest rate fluctuations. Accounting for interest rate swap transactions is on an accrual basis. Gains and losses related to interest rate swap transactions are amortized as yield adjustments over the remaining life of the underlying hedged security. Income and expense resulting from interest rate swap activities are reflected in net investment income. The notional amount of matched interest rate swaps outstanding at December 31, 1995 was $444.8 million. The average unexpired terms at December 31, 1995 is 3.0 years. At December 31, 1995, the cost of terminating outstanding matched swaps in a loss position was $10.1 million and the unrealized gain on outstanding matched swaps in a gain position was $3.4 million. EVLICO has no intention of terminating these contracts prior to maturity.

   Fair Value of Financial Instruments

   EVLICO defines fair value as the quoted market prices for those instruments that are actively traded in financial markets. In cases where quoted market prices are not available, fair values are estimated using present value or other valuation techniques. The fair value estimates are made at a specific point in time, based on available market information and judgments about the financial instrument, including estimates of timing, amount of expected future cash flows and the credit standing of counterparties. Such estimates do not reflect any premium or discount that could result from offering for sale at one time EVLICO's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized gains or losses. In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instrument.

   Certain financial instruments are excluded, particularly insurance liabilities other than financial guarantees and investment contracts. Fair market value of off-balance-sheet financial instruments of EVLICO was not material at December 31, 1995 and 1994.

   Fair value for mortgage loans on real estate are estimated by discounting future contractual cash flows using interest rates at which loans with similar characteristics and credit quality would be made. Fair values for foreclosed mortgage loans and problem mortgage loans are limited to the estimated fair value of the underlying collateral if lower.

   The estimated fair values for single premium deferred annuities ("SPDA") are estimated using projected cash flows discounted at current offering rates. The estimated fair values for supplementary contracts not involving life contingencies ("SCNILC") and annuities certain are derived using discounted cash flows based upon the estimated current offering rate.

   The following table discloses carrying value and estimated fair value for financial instruments not otherwise disclosed in Note 3:


                                                                                       DECEMBER 31,
                                                            -------------------------------------------------------------------
                                                                         1995                               1994
                                                            --------------------------------   --------------------------------
                                                               CARRYING        ESTIMATED          CARRYING        ESTIMATED
                                                                VALUE          FAIR VALUE          VALUE          FAIR VALUE
                                                            ---------------  ---------------   ---------------  ---------------
                                                                                      (IN MILLIONS)
     Consolidated Financial Instruments:
     Mortgage loans on real estate.......................    $      771.5     $       809.4     $      888.5     $       865.3
     Other joint ventures................................           158.7             158.7            196.4             196.4
     Policy loans........................................         1,300.1           1,374.0          1,185.2           1,138.7
     Policyholders' account balances:
        SPDA.............................................         1,265.8           1,272.0          1,744.3           1,732.7
        Annuities certain and SCNILC.....................           188.0             188.1            159.0             151.3

10. COMMITMENTS AND CONTINGENT LIABILITIES

    EVLICO is the obligor under certain structured settlement agreements which it had entered into with unaffiliated insurance companies and beneficiaries. To satisfy its obligations under these agreements, EVLICO has purchased single premium annuities from Equitable Life and directed Equitable Life to make payments directly to the beneficiaries. A contingent liability exists with respect to these agreements should Equitable Life be unable to meet its obligations. Management believes the need to satisfy such obligations is remote.

11. LITIGATION

    A number of lawsuits have been filed against life and health insurers in the jurisdictions in which EVLICO does business involving insurers' sales practices, alleged agent misconduct, failure to properly supervise agents, and other matters. Some of the lawsuits have resulted in the award of substantial judgments against other insurers, including material amounts of punitive amounts, or in substantial settlements. In some states juries have substantial discretion in awarding punitive damages. EVLICO, like other life and health insurers, from time to time is involved in such litigation as well as other legal actions and proceedings in connection with its businesses. Some of these litigations have been brought on behalf of various alleged classes of claimants and certain of these claimants seek damages of unspecified amounts. While the ultimate outcome of such matters cannot be predicted with certainty, in the opinion of management no such matter is likely to have a material adverse effect on EVLICO's financial position or results of operations.

12. STATUTORY FINANCIAL INFORMATION

    EVLICO is restricted as to the amounts it may pay as dividends to Equitable Life. Under the New York Insurance Law, the New York Superintendent has broad discretion to determine whether the financial condition of a stock life insurance company would support the payment of dividends to its shareholders. For the years ended December 31, 1995, 1994 and 1993, statutory (loss) earnings totaled $(102.5) million, $27.3 million and $(88.4) million, respectively. No amounts are expected to be available for dividends from EVLICO to Equitable Life in 1996.

    At December 31, 1995, EVLICO, in accordance with various government and state regulations, had $4.2 million of securities deposited with such government or state agencies.

    Accounting practices used to prepare statutory financial statements for regulatory filings of stock life insurance companies differ in certain instances from GAAP. The following reconciles EVLICO's net change in statutory surplus and capital stock and statutory surplus and capital stock determined in accordance with accounting practices prescribed by the New York Insurance Department with net earnings and equity on a GAAP basis.


                                                                                       YEARS ENDED DECEMBER 31,
                                                                        --------------------------------------------------------
                                                                              1995               1994                1993
                                                                        -----------------   ----------------   -----------------
                                                                                             (IN MILLIONS)

     Net change in statutory surplus and capital stock................   $       (56.6)      $       64.8       $      184.4
     Change in asset valuation reserves...............................            57.8               18.5               26.0
                                                                        -----------------   ----------------   -----------------

     Net change in statutory surplus, capital stock
        and asset valuation reserves..................................             1.2               83.3              210.4
     Adjustments:
        Future policy benefits and policyholders' account balances....           (12.9)             (13.5)             (22.5)
        Initial fee liability.........................................           (34.2)             (20.3)             (11.6)
        Deferred policy acquisition costs.............................            25.1               34.7               62.2
        Deferred Federal income taxes.................................           (29.7)             (20.2)             (23.9)
        Valuation of investments......................................            38.3               19.9               25.9
        Limited risk reinsurance......................................           146.9                 .1               (5.4)
        Contribution from Equitable Life..............................          (125.0)             (50.0)            (250.0)
        Other, net....................................................            46.4                2.0               41.7
                                                                        -----------------   ----------------   -----------------

     Net Earnings.....................................................   $        56.1       $       36.0       $       26.8
                                                                        =================   ================   =================


                                                                                             DECEMBER 31,
                                                                        --------------------------------------------------------
                                                                              1995               1994                1993
                                                                        -----------------   ----------------   -----------------
                                                                                             (IN MILLIONS)

     Statutory surplus and capital stock..............................   $       720.9       $      777.6       $      712.7
     Asset valuation reserves.........................................           146.1               88.3               69.8
                                                                        -----------------   ----------------   -----------------

     Statutory surplus, capital stock and asset valuation reserves....           867.0              865.9              782.5
     Adjustments:
        Future policy benefits and policyholders' account balances....          (367.4)            (354.5)            (341.1)
        Initial fee liability.........................................          (234.7)            (200.5)            (180.3)
        Deferred policy acquisition costs.............................         2,037.8            2,077.1            1,946.7
        Deferred Federal income taxes.................................          (222.1)            (134.4)            (159.5)
        Valuation of investments......................................            68.4             (219.2)               4.4
        Limited risk reinsurance......................................          (231.7)            (378.6)            (378.7)
        Postretirement and other pension liabilities..................          (111.6)            (105.8)            (122.7)
        Other, net....................................................           (68.0)            (101.1)             (98.6)
                                                                        -----------------   ----------------   -----------------

     Shareholder's Equity.............................................   $     1,737.7       $    1,448.9       $    1,452.7
                                                                        =================   ================   =================

    REPORT OF INDEPENDENT ACCOUNTANTS

    To the Board of Directors and Shareholders of Equitable Variable Life Insurance Company

    In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, of shareholder's equity and of cash flows present fairly, in all material respects, the financial position of Equitable Variable Life Insurance Company and its subsidiaries ("EVLICO") at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of EVLICO's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

    As discussed in Note 2 to the consolidated financial statements, EVLICO changed its methods of accounting for loan impairments in 1995, for postemployment benefits in 1994 and for investment securities in 1993.






    PRICE WATERHOUSE LLP
    New York, New York
    February 7, 1996

                                                                      APPENDIX A
MANAGEMENT

Here is a list of our directors and principal officers and a brief statement of their business experience for the past five years. Unless otherwise noted, the following persons have been involved in the management of Equitable and its subsidiaries in various positions for the last five years. Unless otherwise noted, their address is 787 Seventh Avenue, New York, New York 10019.

NAME AND PRINCIPAL                     BUSINESS EXPERIENCE
BUSINESS ADDRESS                       WITHIN PAST FIVE YEARS
--------------------                   ------------------------
DIRECTORS

Michel Beaulieu......................  Director of Equitable Variable since February 1992. Senior Vice President,  Equitable,  since
                                       September 1991; prior thereto,  Chief Life Actuary AXA group 1989 to 1991;  Managing Director
                                       Blondeau & CIE (France) 1986 to 1989. Director, Equity & Law (London).

Laurent Clamagirand..................  Director of Equitable  Variable since February 1995;  Vice  President,  Financial  Reporting,
                                       Equitable,  since March 1996; prior thereto, Director from November 1994 to March 1996; prior thereto,  International Controller, AXA, January 1990 to October 1994; Director, Equitable of
                                       Colorado, since March 1995.

William T. McCaffrey.................  Director of Equitable  Variable  since  February  1987;  Senior  Executive Vice President and
                                       Chief Operating Officer,  Equitable Life, since February 1996; prior thereto,  Executive Vice
                                       President,  since  February  1986 and  Chief  Administrative  Officer  since  February  1988;
                                       Director,  Equitable Life, since February 1996 and Equitable Foundation since September 1986.

Michael J. Rich......................  Director of  Equitable  Variable  since May 1995.  Senior Vice  President,  Equitable,  since
                                       October  1994;  prior  thereto,  Vice  President of  Underwriting,  John Hancock  Mutual Life
                                       Insurance Co. since 1988.

Jose S. Suquet.......................  Director of Equitable Variable since January 1995.  Executive Vice President and Chief Agency
                                       Officer,  Equitable,  since August 1994;  prior thereto,  Agency  Manager,  Equitable,  since
                                       February 1985.
OFFICERS -- DIRECTORS

James M. Benson......................  President and Chief Executive  Officer,  Equitable  Variable since March 1996; prior thereto,
                                       President from December 1993 to March 1996; Vice Chairman of the Board,  Equitable  Variable,
                                       July 1993 to December  1993.  President & Chief  Executive  Officer,  Equitable  Life,  since
                                       February 1996;  President and Chief Operating Officer,  Equitable,  February 1994 to present;
                                       Senior  Executive  Vice  President,  April 1993 to February 1994.  Prior thereto,  President,
                                       Management  Compensation Group, 1983 to February 1993.  Director,  Alliance Capital,  October
                                       1993 to present;  National Mutual  Association of Australasia,  September 1995 to present and
                                       AXA Re Life Insurance Co., January 1995 to present.

Harvey Blitz.........................  Vice President,  Equitable  Variable since April 1995;  Director of Equitable  Variable since
                                       October 1992. Senior Vice President,  Equitable, since September 1987. Senior Vice President,
                                       The Equitable Companies  Incorporated,  since July 1992. Director,  Equico Securities,  Inc., since  September  1992;  Equitable of Colorado,  since  September  1992;  Equisource  and its subsidiaries  since October 1992, and Chairman of the Board  Frontier  Trust since  September
                                       1995 and Director of Equitable Distributors, Inc. since February 1995.

Gordon Dinsmore......................  Senior Vice  President,  Equitable  Variable,  since  February 1991.  Senior Vice  President,
                                       Equitable,  since September 1989; prior thereto, various other Equitable positions.  Director and Senior Vice  President,  March 1991 to present,  Equitable  of Colorado;  Director,  FHJV
                                       Holdings,  Inc., December 1990 to present;  Director,  Equitable  Distributors,  Inc., August
                                       1993 to present, and Director, Equitable Foundation, May 1991 to present.

Jerry de St. Paer....................  Senior  Investment  Officer,  Equitable  Variable,  since April 1995;  Director of  Equitable
                                       Variable  since April 1992.  Senior  Executive  Vice  President  & Chief  Financial  Officer,
                                       Equitable  Life,  since  February  1996;  prior  thereto,  Executive  Vice  President & Chief
                                       Financial  Officer,  Equitable,  since April 1992;  Executive Vice  President  since December
                                       1990;  Senior Vice President & Treasurer June 1990 to December 1990;  Senior Vice  President,
                                       Equitable  Investment  Corporation,  January 1987 to January 1991; Executive Vice President &
                                       Chief Financial Officer,  The Equitable  Companies  Incorporated,  since May 1992;  Director,
                                       Economic Services Corporation & various Equitable subsidiaries.

NAME AND PRINCIPAL                     BUSINESS EXPERIENCE
BUSINESS ADDRESS                       WITHIN PAST FIVE YEARS
-----------------------                -------------------------
OFFICERS -- DIRECTORS (Continued)

Joseph J. Melone.....................  Chairman of the Board,  Equitable Variable since March 1996;  Chairman of the Board and Chief
                                       Executive Officer,  Equitable  Variable,  November 1990 to March 1996; Chairman of the Board,
                                       Equitable  Life,  since  February  1996;  prior  thereto,  Chairman  of the  Board  and Chief
                                       Executive Officer,  Equitable,  February 1994 to February 1996; President and Chief Executive
                                       Officer,  September  1992 to  February  1994;  President  and Chief  Operating  Officer  from
                                       November  1990 to  September  1992.  President  & Chief  Executive  Officer of The  Equitable
                                       Companies  Incorporated  since February 1996;  prior thereto,  President and Chief  Operating
                                       Officer since July 1992.  Prior  thereto,  President,  The  Prudential  Insurance  Company of
                                       America,  since  December  1984.  Director,  Equity & Law (United  Kingdom) and various other
                                       Equitable subsidiaries.

Peter D. Noris.......................  Executive Vice President and Chief Investment Officer,  Equitable  Variable,  since September
                                       1995.  Director of Equitable  Variable  since June 1995.  Executive  Vice President and Chief
                                       Investment  Officer,  Equitable,  since May 1995;  prior  thereto,  Vice  President,  Salomon
                                       Brothers,  Inc., 1992 to 1995; Principal of Equity Division,  Morgan Stanley & Co. Inc., from
                                       1984 to 1992. Director, various Equitable subsidiaries.

Samuel B. Shlesinger.................  Senior Vice President,  Equitable  Variable,  since February 1988.  Senior Vice President and
                                       Actuary,  Equitable; prior thereto, Vice President and Actuary.  Director,  Chairman and CEO,
                                       Equitable of Colorado.

Dennis D. Witte......................  Senior Vice  President,  Equitable  Variable,  since  February 1991;  Senior Vice  President,
                                       Equitable,  since July 1990;  prior thereto,  various other  Equitable  positions;  Director,
                                       Equitable Distributors, Inc. since February 1995.

OFFICERS

Kevin R. Byrne.......................  Treasurer,   Equitable  Variable,   since  September  1990;  Vice  President  and  Treasurer,
                                       Equitable,  since September 1993; prior thereto,  Vice President from March 1989 to September
                                       1993. Vice President and Treasurer,  The Equitable Companies Incorporated,  September 1993 to
                                       present;  Frontier Trust since August 1990;  Equisource and its subsidiaries, October 1990 to present.

Stephen Hogan........................  Vice President and Controller,  Equitable Variable, February 1994 to present. Vice President,
   135 West 50th Street                Equitable,  January 1994 to present;  prior thereto,  Controller,  John Hancock subsidiaries,
   New York, New York 10020            from 1987 to December 1993.

J. Thomas Liddle, Jr.................  Senior Vice President and Chief Financial Officer,  Equitable Variable,  since February 1986.
                                       Senior Vice  President,  Equitable,  since April 1991;  prior  thereto,  Vice  President  and
                                       Actuary, Equitable; Director, Equitable of Colorado since December 1985.

William A. Narducci..................  Vice President and Chief Claims  Officer,  Equitable  Variable,  since  February  1989.  Vice
   200 Plaza Drive                     President, Equitable, since February 1988; prior thereto, Assistant Vice President.
   Secaucus, New Jersey 07096

John P. Natoli.......................  Vice President and Chief Underwriting Officer,  Equitable Variable, since February 1988. Vice
                                       President, Equitable.

                                                                      APPENDIX B

COMMUNICATING PERFORMANCE DATA

In reports or other communications to policyowners or in advertising material, we may describe general economic and market conditions affecting the Separate Account and the Trust and may compare the performance or ranking of the Separate Account Funds and Trust portfolios with (1) that of other insurance company separate accounts or mutual funds included in the rankings prepared by Lipper Analytical Services, Inc., Morningstar, Inc. or similar investment services that monitor the performance of insurance company separate accounts or mutual funds,
(2) other appropriate indices of investment securities and averages for peer universes of funds, or (3) data developed by us derived from such indices or averages. Advertisements or other communications furnished to present or prospective policyowners may also include evaluations of a Separate Account Fund or Trust portfolio by financial publications that are nationally recognized such as Barron's, Morningstar's Variable Annuities/Life, Business Week, Forbes, Fortune, Institutional Investor, Money, Kiplinger's Personal Finance, Financial Planning, Investment Adviser, Investment Management Weekly, Money Management Letter, Investment Dealers Digest, National Underwriter, Pension & Investments, USA Today, Investor's Daily, The New York Times, The Wall Street Journal, the Los Angeles Times and the Chicago Tribune.

Performance data for peer universes of funds with similar investment objectives are compiled by Lipper Analytical Services, Inc. (Lipper) in its Lipper Variable Insurance Products Performance Analysis Service (Lipper Survey) and Morningstar, Inc. in the Morningstar Variable Annuity/Life Report (Morningstar Report).

The Lipper Survey records performance data as reported to it by over 800 funds underlying variable annuity and life insurance products. The Lipper Survey divides these actively managed funds into 25 categories by portfolio objectives. The Lipper Survey contains two different universes, which differ in terms of the types of fees reflected in performance data. The "Separate Account" universe reports performance data net of investment management fees, direct operating expenses and asset-based charges applicable under variable insurance and annuity contracts. The "Mutual Fund" universe reports performance net only of investment management fees and direct operating expenses, and therefore reflects asset-based charges that relate only to the underlying mutual fund.

The Morningstar Report consists of over 700 variable life and annuity funds, all of which report their data net of investment management fees, direct operating expenses and separate account level charges.

LONG-TERM MARKET TRENDS

As a tool for understanding how different investment strategies may affect long-term results, it may be useful to consider the historical returns on different types of assets. The following chart presents historical return trends for various types of securities. The information presented, while not directly related to the performance of the Funds of the Separate Account or the Trust portfolios, may help to provide a perspective on the potential returns of different asset classes over different periods of time. By combining this information with your knowledge of your own financial needs, you may be able to better determine how you wish to allocate your Incentive Life Plus premiums.

Historically, the investment performance of common stocks over the long term has generally been superior to that of long or short-term debt securities, although common stocks have been subject to more dramatic changes in value over short periods of time. The Common Stock Fund of the Separate Account may, therefore, be a desirable selection for policyowners who are willing to accept such risks. Policyowners who have a need to limit short-term risk, may find it preferable to allocate a smaller percentage of their net premiums to those funds that invest primarily in common stock. Any investment in securities, whether equity or debt, involves varying degrees of potential risk, in addition to offering varying degrees of potential reward.

The chart on page A-2 illustrates the average annual compound rates of return over selected time periods between December 31, 1925 and December 31, 1995 for common stocks, long-term government bonds, long-term corporate bonds, intermediate-term government bonds and Treasury Bills. The Consumer Price Index is shown as a measure of inflation for comparison purposes. The average annual returns assume the reinvestment of dividends, capital gains and interest.

The information presented is an historical record of unmanaged groups of securities and is neither an estimate nor a guarantee of future results. In addition, investment management fees and expenses and charges associated with a variable life insurance policy, are not reflected.

The rates of return illustrated do not represent returns of the Separate Account or the Trust and do not constitute a representation that the performance of the Separate Account funds or the Trust portfolios will correspond to rates of return such as those illustrated in the chart. For a comparative illustration of performance results of The Hudson River Trust, see page A-1 of the Trust's prospectus.

                                                   AVERAGE ANNUAL RATES OF RETURN

FOR THE
FOLLOWING                                       LONG-TERM        LONG-TERM       INTERMEDIATE-        U.S.         CONSUMER
PERIODS ENDING                  COMMON         GOVERNMENT        CORPORATE        TERM GOV'T       TREASURY         PRICE
12/31/95:                       STOCKS            BONDS            BONDS            BONDS            BILLS          INDEX
--------                        ------            -----            -----           ------            -----          -----
 1 year..................        37.43            31.67            26.39           16.80             5.60           2.74
 3 years.................        15.26            12.82            10.47            7.22             4.13           2.72
 5 years.................        16.57            13.10            12.07            8.81             4.29           2.83
10 years.................        14.84            11.92            11.25            9.08             5.55           3.48
20 years.................        14.59            10.45            10.54            9.69             7.28           5.23
30 years.................        10.68             7.92             8.17            8.36             6.72           5.39
40 years.................        10.78             6.38             6.75            7.02             5.73           4.46
50 years.................        11.94             5.35             5.75            5.87             4.80           4.36
60 years.................        11.34             5.20             5.46            5.34             4.01           4.10
Since 1926...............        10.54             5.17             5.69            5.25             3.72           3.12
Inflation Adjusted
Since 1926...............         7.20             1.99             2.49            2.07             0.58           0.00
----------------------------

*Source:  Ibbotson,  Roger G. and Rex A. Sinquefield,  STOCKS, BONDS, BILLS, AND
 INFLATION (SBBI), 1982, updated in STOCKS, BONDS, BILLS, AND INFLATION 1996 YEARBOOK,(TM) Ibbotson Associates, Inc., Chicago. All rights reserved.

 Common Stocks (S&P 500) -- Standard and Poor's Composite Index, an unmanaged weighted index of the stock performance of 500 industrial, transportation, utility and financial companies.

 Long-term Government Bonds -- Measured using a one-bond portfolio constructed each year containing a bond with approximately a twenty year maturity and a reasonably current coupon.

 Long-term Corporate Bonds -- For the period 1969-1995, represented by the Salomon Brothers Long-Term, High-Grade Corporate Bond Index; for the period 1946-1968, the Salomon Brothers' Index was backdated using Salomon Brothers' monthly yield data and a methodology similar to that used by Salomon for 1969-1995; for the period 1926-1945, the Standard and Poor's monthly
 High-Grade Corporate Composite yield data were used, assuming a 4 percent coupon and a twenty year maturity.

 Intermediate-term   Government  Bonds  --  Measured  by  a  one-bond  portfolio constructed each year containing a bond with approximately a five year maturity.

 U.S. Treasury Bills -- Measured by rolling over each month a one-bill portfolio containing, at the beginning of each month, the bill having the shortest maturity not less than one month.

 Inflation -- Measured by the Consumer Price Index for all Urban Consumers (CPI-U), not seasonally adjusted.

VM-521
--------------------------------------------------------------------------------


                                                                  --------------
EQUITABLE VARIABLE LIFE                                             Bulk Rate
INSURANCE COMPANY                                                  U.S. Postage
Mailing Address:                                                      Paid
2 Penn Plaza                                                      Permit No. 148
New York, New York 10121                                          Brooklyn, N.Y.
                                                                  --------------

                       VARIABLE LIFE INSURANCE POLICY WITH
                            ADDITIONAL PREMIUM OPTION

                                   SP-FLEX(TM)

                                 [SP-FLEX LOGO]

                                    ISSUED BY
        [EQUITABLE VARIABLE LIFE INSURANCE COMPANY LOGO -- 1986 VERSION]

VM 369                                       PROSPECTUS DATED SEPTEMBER 30, 1987

                             THE HUDSON RIVER TRUST

                          PRINCIPAL OFFICE LOCATED AT:
                               787 SEVENTH AVENUE
                              NEW YORK, N.Y. 10019

HRT 102                                      PROSPECTUS DATED SEPTEMBER 30, 1987

                                   SP-FLEX(TM)

                       VARIABLE LIFE INSURANCE POLICY WITH
                            ADDITIONAL PREMIUM OPTION

SP-Flex(TM) (Policy Form No. 87-500) is a variable life insurance policy that currently requires payment of only one premium. SP-Flex is issued by Equitable Variable Life Insurance Company. The minimum initial premium for policies on insured persons over age 30 is $10,000 (age 30 or under, the minimum is $5,000). However, you may also make additional premium payments ($1,000 minimum), subject to certain conditions. Before issuing a policy or accepting any additional premium payments, we require satisfactory evidence of insurability.

Your entire initial premium and, after deduction of a $25 administrative charge, any additional premiums are deposited in your Policy Account. The value of your Policy Account will increase or decrease with the investment experience of the assets supporting your policy. The value of your Policy Account will also reflect the cost of insurance and expenses. You may incur a surrender charge if you surrender your policy or allow it to lapse.

The amounts in your Policy Account are allocated, at your direction, among one or more of the investment divisions of Equitable Variable's Separate Account FP. We invest each of the investment divisions of our Separate Account in shares of a corresponding portfolio of The Hudson River Trust, a mutual fund that invests the assets of separate accounts of insurance companies. The Trust is the successor to The Hudson River Fund, Inc. pursuant to an Agreement and Plan of Reorganization dated September 30, 1987.

The prospectus for the Trust, attached to this prospectus, describes the investment objectives, policies and risks of each of the Trust's portfolios. Currently, the following portfolios are available:

      o Aggressive Stock      o Global            o Balanced
      o High Yield            o Common Stock      o Money Market

Your Policy Account will vary in value with the investment performance of the corresponding Fund portfolios, and there is no minimum Policy Account value. This means that you will bear the investment risk for the amounts in your Policy Account.

SP-Flex pays an Insurance Benefit (net of any indebtedness) when the insured person dies if the policy is still in effect. The Insurance Benefit equals the amount in your Policy Account on the day the insured person dies less any unpaid cost of insurance charges, times a factor which is based on the insured person's age and sex. There is no minimum Insurance Benefit.

SP-FLEX IS A VARIABLE LIFE INSURANCE POLICY DESIGNED FOR SINGLE PREMIUM PURCHASES. SP-FLEX OFFERS A LIMITED OPPORTUNITY TO PAY ADDITIONAL PREMIUMS. YOU ARE NOT REQUIRED TO PAY ANY ADDITIONAL PREMIUMS.

Your policy is serviced at the Administrative Office shown on page 3 of your policy when it is issued. Our Home Office is 787 Seventh Avenue, New York, N.Y. 10019, telephone (212) 714-4643.

You have the right to examine this policy and return it to us for a refund within 10 days after you receive it.

PLEASE READ THIS PROSPECTUS FOR DETAILS ON THE POLICY BEING OFFERED TO YOU, AND KEEP IT FOR FUTURE REFERENCE. THIS PROSPECTUS IS NOT VALID UNLESS IT IS ATTACHED TO A CURRENT PROSPECTUS FOR THE HUDSON RIVER TRUST.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

REPLACING YOUR EXISTING INSURANCE OR, IF YOU ALREADY OWN A FLEXIBLE PREMIUM INSURANCE POLICY, ACQUIRING ADDITIONAL INSURANCE THROUGH THE POLICY DESCRIBED IN THIS PROSPECTUS, MAY NOT BE TO YOUR ADVANTAGE.

THE DATE OF THIS PROSPECTUS IS SEPTEMBER 30, 1987

VM-369
Copyright 1987 Equitable Variable Life Insurance Company. All rights reserved.

In this prospectus "Equitable Variable", "we", "our" and "us" mean Equitable Variable Life Insurance Company, a New York stock life insurance company. We are a wholly-owned subsidiary of The Equitable Life Assurance Society of the United States, a New York mutual life insurance company (Equitable).

"You" and "your" mean the owner of the policy. We refer to the person who is covered by the policy as the "insured person", because the insured person and the policyowner may not be the same.

                                TABLE OF CONTENTS

                                                                       PAGE

PART 1 -- SUMMARY.........................................................1
          FEATURES OF SP-FLEX.............................................1
          INVESTMENT CHOICES..............................................1
          CHARGES.........................................................2
          USING YOUR POLICY ACCOUNT.......................................2
          ADDITIONAL INFORMATION..........................................3
          RATES OF RETURN.................................................3
          HYPOTHETICAL ILLUSTRATIONS......................................4
PART 2 -- DETAILED INFORMATION ABOUT EQUITABLE VARIABLE
  AND SP-FLEX INVESTMENT CHOICES..........................................6
          EQUITABLE VARIABLE..............................................6
          EQUITABLE.......................................................6
             Equitable's Investment In Equitable Variable.................6
             Donaldson, Lufkin & Jenrette, Inc............................6
          INVESTMENT CHOICES..............................................7
          THE SEPARATE ACCOUNT AND ITS DIVISIONS..........................7
             A Unit Investment Trust......................................7
             The Investment Divisions Of The Separate
                Account...................................................7
             Other Policies Use The Separate Account......................7
             We Own The Assets Of The Separate
                Account...................................................7
          THE TRUST.......................................................7
          PREDECESSORS OF THE TRUST.......................................8
          INVESTMENT OBJECTIVES OF THE PORTFOLIOS.........................8
          THE TRUST'S INVESTMENT ADVISER..................................9
PART 3 -- DETAILED INFORMATION ABOUT SP-FLEX.............................10
          PREMIUMS.......................................................10
             You Direct The Investment Of Your
                Premiums.................................................10
          CHARGES........................................................10
             Deductions From Premiums....................................10
             Policy Account Charges......................................10
             Expenses Of The Trust.......................................11
             Surrender Charge............................................11
             Transfer Charge.............................................12
          INSURANCE BENEFIT..............................................12
          YOUR POLICY ACCOUNT VALUE......................................13
             Amounts In The Separate Account.............................13
             How We Determine Unit Value.................................13
          BORROWING FROM YOUR POLICY ACCOUNT.............................14
             How To Request A Loan.......................................14
             Policy Loan Interest........................................14
             Interest On Your Loaned Policy Account......................15
             When Interest Is Due........................................15
             Repaying The Loan...........................................15
             The Effects Of A Policy Loan................................16
          OTHER POLICY ACCOUNT TRANSACTIONS..............................16
             Changing Your Premium Allocations...........................16
             Transfers Among Investment Choices..........................16
             Surrendering Your Policy For Cash...........................16
          YOUR RIGHT TO EXAMINE THE POLICY...............................16
          YOUR RIGHT TO EXCHANGE THE POLICY..............................16
          YOUR POLICY CAN LAPSE..........................................17
          POLICY PERIODS, ANNIVERSARIES, DATES AND AGES..................17
          LIMITS ON OUR RIGHT TO CHALLENGE THE POLICY....................18
          ADDITIONAL INFORMATION ABOUT SP-FLEX...........................18
             When We Pay Proceeds........................................18
             Your Payment Options........................................19
             Your Beneficiary............................................20
             Assigning Your Policy.......................................20
             Employee Benefit Plans......................................20
             Our Reports To Policyowners.................................20
             Dividends...................................................20
PART 4 -- ADDITIONAL INFORMATION.........................................21
          TAX EFFECTS....................................................21
             Policy Proceeds.............................................21
             Pension And Profit-Sharing Plans............................22
             Our Income Taxes............................................22
             Tax Reform..................................................22
             When We Withhold Income Taxes...............................22
          YOUR VOTING PRIVILEGES.........................................23
             Trust Voting Privileges.....................................23
             How We Determine Your Voting Shares.........................23
             How Trust Shares Are Voted..................................23
             Voting Privileges Of Others.................................24
             Separate Account Voting Privileges..........................24
          SPECIAL ISSUE PROGRAMS.........................................24
             Purpose.....................................................24
             Guidelines..................................................24
          OUR RIGHT TO CHANGE HOW WE OPERATE.............................24
          SALES AND OTHER AGREEMENTS.....................................25
             Agents Are Paid Sales Commissions...........................25
             Brokers Are Paid Commissions................................25
             Applications................................................25
             Our Joint Service Agreement With Equitable..................25
          REGULATION.....................................................26
          LEGAL MATTERS..................................................26
          LEGAL PROCEEDINGS..............................................26
          FINANCIAL AND ACTUARIAL EXPERTS................................26
          ADDITIONAL INFORMATION.........................................26
          MANAGEMENT.....................................................27
PART 5 -- ILLUSTRATIONS OF INSURANCE BENEFIT, POLICY ACCOUNT
  AND CASH SURRENDER VALUES, AND ACCUMULATED PREMIUMS....................30
PART 6 -- FINANCIAL STATEMENTS...........................................37

The purpose of the policy we are offering is to provide insurance protection for a policy's beneficiary.

We do not claim that the policy is in any way similar to or comparable to a mutual fund's systematic investment plan.

The policy is not available in all states. This prospectus does not constitute an offering in any jurisdiction in which such offering may not lawfully be made. Equitable Variable does not authorize any information or representations regarding the offering described in this prospectus other than as contained in this prospectus or any supplement thereto or in any supplemental sales material authorized by Equitable Variable.

PART 1:  SUMMARY

Unless indicated otherwise, the discussion in this prospectus assumes that there is no policy loan outstanding and that state variations will be covered by prospectus supplement or policy endorsement, as appropriate. The terms under which SP-Flex is issued may also vary from those described in this prospectus based on particular circumstances. See "Special Issue Programs" in Part 4.

The description of SP-Flex in this prospectus is subject to the terms of the policy you buy and any supplement or endorsement to it. You may review a copy of our policy and any supplement or endorsement to it on request.

FEATURES OF SP-FLEX

PREMIUMS. You purchase SP-Flex with a single initial premium payment. The minimum initial premium payment for policies on insured persons over age 30 is $10,000 (age 30 or under, the minimum is $5,000). If you provide us with satisfactory evidence that the insured person is still insurable, you may pay additional premiums ($1,000 minimum) after the second policy year, subject to certain conditions. In addition, if we impose the maximum cost of insurance charges permitted under your policy, an additional premium could be required to keep your policy from lapsing.

POLICY ACCOUNT. Your entire initial premium and, after deduction of a $25 administrative charge, any additional premiums you pay are put in your Policy Account. The amounts in your Policy Account are allocated, at your direction, among one or more of the divisions of our Separate Account FP (the Separate Account).

Your Policy Account reflects the amount of premiums paid, charges for the cost of insurance and expenses, the investment experience of amounts you have allocated to one or more divisions of the Separate Account and interest declared on your Loaned Policy Account (amounts set aside to secure any borrowing you have made under your SP-Flex policy). No minimum Policy Account value is guaranteed. See "Your Policy Account Value" and "Policy Periods, Anniversaries, Dates And Ages" in Part 3.

INSURANCE BENEFIT. SP-Flex pays an Insurance Benefit (net of any indebtedness) when the insured person dies if the policy is still in effect. The Insurance Benefit equals the amount in the Policy Account on the day the insured person dies less any unpaid cost of insurance charges, times a factor. The factor used depends on the insured person's sex and age. The factor generally declines as the insured person gets older. No minimum Insurance Benefit is guaranteed. See "Insurance Benefit" and "Additional Information about SP-Flex -- Your Payment Options" in Part 3.

INVESTMENT CHOICES

You may allocate amounts in your Policy Account to one or more of the investment divisions of our Separate Account. The current investment divisions are:

        o Aggressive Stock            o Common Stock
        o High Yield                  o Balanced
        o Global                      o Money Market

Each of the investment divisions invests in shares of a corresponding portfolio of The Hudson River Trust (the Trust), a "series" type mutual fund. The portfolios of the Trust have different investment objectives.

Equitable Capital Management Corporation (Equitable Capital) is the investment adviser of the Trust. The maximum effective annual rate at which the Trust pays advisory fees is .55% of the average daily value of a portfolio's aggregate net assets.

For a full description of the Trust, see the Trust's prospectus, which is attached to this prospectus, and the Trust's Statement of Additional Information referred to therein.

CHARGES

DEDUCTIONS FROM PREMIUMS. Your entire initial premium is put in your Policy Account. No deductions are made from your initial premium. However, any additional premiums you choose to pay are subject to a $25 administrative charge. See "Charges -- Deductions From Premiums" in Part 3. Also, as described below, all premiums may be subject to a surrender charge.

POLICY ACCOUNT CHARGES. In determining the value of the amounts you have in the divisions of the Separate Account, charges are deducted daily at effective annual rates of .85% for mortality and expense risks and .35% for administrative costs. We guarantee that the rates for mortality and expense risks and administrative costs will not increase.

We also make a charge for the cost of insurance under your policy. We guarantee that the cost of insurance charges under your policy will not exceed cost of insurance charges based on the Commissioner's 1980 Standard Ordinary Male and Female Mortality Tables. Currently, the charge for the cost of insurance is deducted daily at an effective annual rate of .60%. See "Charges -- Policy Account Charges" in Part 3.

In addition, we reserve the right to make a charge in the future for taxes or provisions made for taxes.

EXPENSES OF THE TRUST. Shares of the Trust are purchased and redeemed at their net asset value which reflects management fees and other expenses already deducted from the assets of the Trust. The Trust does not impose a sales charge. See "The Trust" in Part 2.

SURRENDER CHARGE. If you surrender your policy or allow it to lapse you will incur a surrender charge. The maximum charge is 7% of the initial premium and 5% of each additional premium. The charge is a contingent deferred sales load which is based on premium payments and declines 1% each policy year to zero over a fixed surrender charge period. See "Charges -- Surrender Charge" and "Your Policy Can Lapse" in Part 3.

USING YOUR POLICY ACCOUNT

BORROWING FROM YOUR POLICY ACCOUNT. You may borrow up to 95% of the Cash Surrender Value on the date of the borrowing, using only your policy as security for the loan. The Cash Surrender Value is the difference between the value of your Policy Account (net of any unpaid cost of insurance charge) and any applicable surrender charge. Up to a certain loan amount, the interest charged on your loan will, in effect, be offset by the interest we declare on your Loaned Policy Account. The interest rate charged on borrowings in excess of this amount will be no more than 2% over the interest rate we declare on your Loaned Policy Account. See "Borrowing From Your Policy Account" in Part 3.

TRANSFERS AMONG INVESTMENT CHOICES. You may transfer amounts in your Policy Account among the divisions of our Separate Account. Transfers take effect on the date we receive your request. We require minimum amounts for any transfer, usually $500. Currently, you may make transfers among your investment choices without charge. However, we may impose a transfer charge in the future of up to $25 if you make more than four transfers a year. See "Other Policy Account Transactions -- Transfers Among Investment Choices" in Part 3.

SURRENDERING YOUR POLICY FOR CASH. If you surrender the policy for cash, we will pay you the Net Cash Surrender Value (Cash Surrender Value less any outstanding loan and loan interest due). See "Other Policy Account Transactions -- Surrendering Your Policy For Cash" in Part 3.

ADDITIONAL INFORMATION

YOUR RIGHT TO EXAMINE THIS POLICY. You have a right to examine the policy and, if you wish, return it to us for a refund. Your request must be postmarked no later than 10 days after you receive your policy. See "Your Right To Examine The Policy" in Part 3.

YOUR RIGHT TO EXCHANGE THIS POLICY. Within 24 months of your policy's Issue Date, you may exchange it for a policy of permanent fixed benefit life insurance on the life of the insured person. This exchange will not require evidence of insurability. See "Your Right To Exchange The Policy" in Part 3.

TAX EFFECTS OF SP-FLEX. Generally, the Insurance Benefit paid to the beneficiary of this policy is not subject to Federal income tax. In addition, under current Federal tax law, you do not generally have to pay income tax on any earnings in your Policy Account as long as they remain in your Policy Account. See "Tax Effects" in Part 4.

YOUR POLICY CAN LAPSE. This policy will remain in force for the life of the insured person unless the unpaid portion of any amount you have borrowed under your policy plus unpaid loan interest exceeds your policy's Cash Surrender Value. Your policy could also lapse if your policy's Net Cash Surrender Value is insufficient to pay the deduction for the cost of insurance charge. See "Your Policy Can Lapse" in Part 3.

RATES OF RETURN

The rates of return shown below are based on the actual investment performance, after deduction for investment management fees and direct Trust operating expenses, of the portfolios of the Trust (other than the High Yield and Global Portfolios) for the periods ending June 30, 1987. The High Yield and Global Portfolios received their initial funding on January 2, 1987 and August 31, 1987, respectively. The historical performance of the Common Stock and Money Market Portfolios for periods prior to March 22, 1985 has been adjusted to reflect current investment management fees of .40% per annum and .10% per annum in estimated direct Trust operating expenses. See "Predecessors of the Trust" in
Part 2.

These rates of return do not reflect the 1.80% Policy Account charges which reduce the actual return to policyowners. Also, the rates do not reflect the surrender charge you may incur if you surrender your policy or allow it to lapse. (See "Charges -- Policy Account Charges" in Part 3). Accordingly, these rates are not illustrative of how actual investment performance will affect the benefits under your policy (see, however, "Hypothetical Illustrations"). Moreover, these rates of return are not an estimate or guarantee of future performance. You may, however, consider these rates of return in assessing the competence and performance of the Trust's investment adviser.

  PORTFOLIO              10 YEARS      5 YEARS       3 YEARS        1 YEAR
                         --------      -------       -------        ------
  Aggressive Stock(a)...   --            --             --           23.1%
  Common Stock..........   19.0%        28.5%          29.4%         18.4%
  Balanced(a)...........   --            --             --           10.9%
  Money Market(a).......   --            8.7%           7.9%          6.0%

----------
(a) The Aggressive Stock and Balanced Portfolios received their initial funding on January 27, 1986, and the predecessor of the Money Market Portfolio received its initial funding on July 13, 1981.

Additional information regarding the investment performance of the portfolios of the Trust appears in the attached Trust prospectus.

HYPOTHETICAL ILLUSTRATIONS

To demonstrate how the actual investment experience of the Separate Account divisions will affect the Insurance Benefit, Policy Account and Cash Surrender Values under SP-Flex, we have developed hypothetical illustrations for the Common Stock and Money Market Divisions which invest in the Common Stock and Money Market Portfolios of the Trust.

ADJUSTMENTS AND ASSUMPTIONS. Because the historical charges against the predecessors of the Common Stock and Money Market Portfolios (See "Predecessors Of The Trust" in Part 2) differed from the charges currently applicable, the historical performance has been adjusted to reflect the current maximum annual investment management fee of .40% and estimated direct operating expenses of
 .10% per year.

In addition, we have assumed that the Separate Account has been in existence since January 1, 1977 and that the Policy Account charges applied during the periods shown. We have developed these illustrations based on both the current Policy Account charges at the effective annual rate of 1.80% and the charges that would apply if the maximum cost of insurance charges permitted under your policy were imposed. See "Charges -- Policy Account Charges" in Part 3. These adjustments were made only for the value of Trust shares on the policy anniversaries shown, not on a daily basis as the current charges would be made.

EXPLANATION OF EXAMPLES. The examples of policy performance that follow are for a specific age, sex and policy anniversary and are not an estimate or guarantee of future performance. They assume that no additional premium payments have been made and that no transfer charges have been incurred. Part of the increase in the Cash Surrender Values in these examples is due to the 1% annual decrease in the surrender charge which applies during the first seven policy years.

THE COMMON STOCK DIVISION. The following examples show how the hypothetical net return of the Common Stock Division and its predecessors would have affected benefits for a policy dated January 1, 1977. Assume that the insured person was a male age 35 and that a single premium of $20,000 was paid on January 1, 1977. The examples also assume that the premium and related Policy Account and Cash Surrender Values were in the Common Stock Division for the entire period.

                                     SP-FLEX
          VARIABLE LIFE INSURANCE POLICY WITH ADDITIONAL PREMIUM OPTION
                ($79,452 Initial Insurance Benefit Standard Risk)
                            Based on Current Charges

POLICY ANNIVERSARY
ON JAN. 1 OF            INSURANCE BENEFIT      POLICY ACCOUNT VALUE      CASH SURRENDER VALUE
------------------      -----------------      --------------------      --------------------
1978..............          $ 67,972                 $17,686                   $16,486
1979..............            70,968                  19,085                    18,085
1980..............            84,688                  23,534                    22,734
1981..............           124,451                  35,732                    35,132
1982..............           111,676                  33,122                    32,722
1983..............           121,774                  37,298                    37,098
1984..............           148,589                  46,988                    46,988
1985..............           137,952                  45,029                    45,029
1986..............           176,735                  59,529                    59,529
1987..............           200,793                  69,771                    69,771

                                     SP-FLEX
          VARIABLE LIFE INSURANCE POLICY WITH ADDITIONAL PREMIUM OPTION
                ($79,452 Initial Insurance Benefit Standard Risk)
                            Based on Maximum Charges

POLICY ANNIVERSARY
ON JAN. 1 OF          INSURANCE BENEFIT      POLICY ACCOUNT VALUE      CASH SURRENDER VALUE
------------------    -----------------      --------------------      --------------------
1978..............        $ 67,963                  $17,683                  $16,483
1979..............          70,942                   19,078                   18,078
1980..............          84,624                   23,516                   22,716
1981..............         124,286                   35,685                   35,085
1982..............         111,442                   33,052                   32,652
1983..............         121,397                   37,182                   36,982
1984..............         147,937                   46,781                   46,781
1985..............         137,137                   44,763                   44,763
1986..............         175,371                   59,069                   59,069
1987..............         198,830                   69,089                   69,089

As of June 30, 1987, under current and maximum charges, respectively, the Insurance Benefit would have increased to $255,354 and $252,566; the Policy Account Value would have increased to $88,729 and $87,761; and the Cash Surrender Value would have increased to $88,729 and $87,761.

THE MONEY MARKET DIVISION. The following examples show how the hypothetical net return of the Money Market Division and its predecessors would have affected benefits for a policy dated January 1, 1982. Assume that the insured was a male age 35 and that a single premium of $20,000 was paid on January 1, 1982. The examples also assume that the premium and related Policy Account and Cash Surrender Values were in the Money Market Division for the entire period.

                                     SP-FLEX
          VARIABLE LIFE INSURANCE POLICY WITH ADDITIONAL PREMIUM OPTION
                ($79,452 Initial Insurance Benefit Standard Risk)
                            Based on Current Charges

POLICY ANNIVERSARY
ON JAN. 1 OF          INSURANCE BENEFIT      POLICY ACCOUNT VALUE      CASH SURRENDER VALUE
------------------    -----------------      --------------------      --------------------
1983..............        $85,279                   $22,189                  $20,989
1984..............         88,319                    23,751                   22,751
1985..............         93,003                    25,845                   25,045
1986..............         95,680                    27,471                   26,871
1987..............         96,995                    28,767                   28,367

                                     SP-FLEX
          VARIABLE LIFE INSURANCE POLICY WITH ADDITIONAL PREMIUM OPTION
                ($79,452 Initial Insurance Benefit Standard Risk)
                            Based on Maximum Charges

POLICY ANNIVERSARY
ON JAN. 1 OF          INSURANCE BENEFIT      POLICY ACCOUNT VALUE      CASH SURRENDER VALUE
------------------    -----------------      --------------------      --------------------
1983..............        $85,267                   $22,186                  $20,986
1984..............         88,286                    23,742                   22,742
1985..............         92,933                    25,826                   25,026
1986..............         95,554                    27,435                   26,835
1987..............         96,792                    28,707                   28,307

As of June 30, 1987, under current and maximum charges, respectively, the Insurance Benefit would have increased to $98,964 and $98,709; the Policy Account Value would have increased to $29,351 and $29,276; and the Cash Surrender Value would have increased to $28,951 and $28,876.

OTHER ILLUSTRATIONS. We have also prepared illustrations based on assumed rates of return. See "Illustrations Of Insurance Benefit, Policy Account And Cash Surrender Values, And Accumulated Premiums" in Part 5.

PART 2:  DETAILED INFORMATION ABOUT EQUITABLE VARIABLE
         AND SP-FLEX INVESTMENT CHOICES

EQUITABLE VARIABLE

Equitable Variable, a wholly-owned subsidiary of Equitable, was organized in 1972 in New York State as a stock life insurance company. We are licensed to do business in all 50 states, Puerto Rico, the Virgin Islands and the District of Columbia.

We sell both traditional and innovative forms of life insurance designed to give policyowners maximum choice and flexibility. In 1976 we began selling variable life insurance policies with insurance benefits that varied with the experience of each policy's investment account. In 1983 we began selling variable life insurance policies which could be purchased with a single premium payment. In 1986 we introduced variable life insurance policies which, within limits, permitted premium payments to be made on a flexible basis. We also sell single premium annuity contracts, fixed life insurance, term life insurance and universal life insurance.

At the end of 1986, we had approximately $9.7 billion of variable life insurance in force and $47.1 billion of fixed life insurance in force. We also had $1.9 billion of fixed annuity payment obligations.

Our financial statements and those of the Separate Account are in Part 6.

EQUITABLE

Equitable is a New York mutual life insurance company that has its home office at 787 Seventh Avenue, New York, New York 10019.

Equitable has been in business since 1859. Its total assets make it the third largest life insurance company in the United States. On December 31, 1986, these assets were approximately $55 billion. Equitable is also one of the largest managers of pension fund assets in the United States. On December 31, 1986, Equitable and its subsidiaries were managing pension fund assets of $66.2 billion and total assets of $102.7 billion. These assets include amounts in our General Account, Equitable's General Account and separate accounts, and other accounts managed by Equitable and Equitable Capital.

On December 31, 1986, Equitable Capital was managing approximately $30 billion in assets. Equitable Capital acts as an investment adviser to various separate accounts and general accounts of Equitable and other affiliated insurance companies. Equitable Capital also provides management and consulting services to mutual funds, endowment funds, insurance companies, foreign entities, and non-tax-qualified corporate funds, pension and profit-sharing plans, foundations and tax-exempt organizations.

EQUITABLE'S  INVESTMENT  IN  EQUITABLE  VARIABLE.  Between  the  time  Equitable
Variable was organized and December 31, 1986, Equitable invested over $570 million in us. We have used the money to help meet operational costs and policy reserve requirements. Equitable will probably invest more money in us in the future, although it has no legal obligation to do so. Equitable's assets do not back the benefits that we pay under our policies.

DONALDSON, LUFKIN & JENRETTE, INC. Donaldson, Lufkin & Jenrette, Inc. (DLJ) is a wholly-owned subsidiary of Equitable. DLJ and its subsidiaries offer investment banking and securities services, market independently originated research to institutions and supply correspondent services, including order execution, securities clearance and other centralized financial services, to approximately 300 independent regional securities firms and 100 banks. To the extent permitted by law, we and our separate accounts, Equitable and its separate accounts, and companies affiliated with us, including the Trust, may engage in securities or other transactions with DLJ and its subsidiaries, including buying shares of affiliated investment companies.

INVESTMENT CHOICES

Your entire initial premium and, after deduction of a $25 administrative charge, any additional premiums you pay are put into your Policy Account. The amounts in your Policy Account are allocated to one or more of the divisions of the Separate Account according to the directions you provide. See "Premiums -- You Direct The Investment Of Your Premiums" in Part 3.

THE SEPARATE ACCOUNT AND ITS DIVISIONS

A UNIT INVESTMENT TRUST. The Separate Account is our Separate Account FP, established on April 19, 1985 under the Insurance Law of the State of New York as a unit investment trust registered with the Securities and Exchange Commission (SEC) under the Investment Company Act of 1940. The registration does not involve any supervision by the SEC of the management or investment policies of the Separate Account. A unit investment trust is a type of investment company.

THE INVESTMENT DIVISIONS OF THE SEPARATE ACCOUNT. The Separate Account has six investment divisions, each of which invests in shares of a corresponding portfolio of the Trust. Currently, the Separate Account has Aggressive Stock, High Yield, Global, Common Stock, Balanced and Money Market Divisions.

OTHER POLICIES USE THE SEPARATE ACCOUNT. Premiums from our flexible premium variable life insurance policies also are, and premiums from other policies may also be, allocated to the Separate Account. These policyowners will participate in the Separate Account in proportion to the amounts in the Separate Account relating to their policies. We may also permit charges owed to us to stay in the Separate Account. Thus, we may also participate proportionately in the Separate Account. These accumulated amounts belong to us and we may transfer them from the Separate Account to our General Account.

WE OWN THE ASSETS OF THE SEPARATE ACCOUNT. Under New York law, we own the assets of the Separate Account and use them to support your policy and other variable life policies. The portion of the Separate Account's assets supporting these policies may not be used to satisfy liabilities arising out of any other business of ours. Under certain unlikely circumstances, one division of the Separate Account may be liable for claims relating to the operations of another division.

THE TRUST

The Trust is an open-end diversified management investment company, more commonly called a mutual fund. As a "series" type of mutual fund, it issues several different "series" of stock, each of which relates to a different Trust portfolio with a different investment policy. The Trust does not impose a sales charge or "load" for buying and selling its shares. The Trust's shares are bought and sold by the Separate Account at net asset value. The Trust's custodian is The Chase Manhattan Bank, N.A.

The Trust sells its shares to separate accounts of insurance companies, both affiliated and not affiliated with Equitable. We currently do not foresee any disadvantages to our policyowners arising out of this. However, the Trust's Board of Trustees intends to monitor events in order to identify any material irreconcilable conflicts that possibly may arise and to determine what action, if any, should be taken in response. If we believe that the Trust's response to any of those events insufficiently protects our policyowners, we will see to it that appropriate action is taken to protect our policyowners. Also, if we ever believe that any of the Trust's portfolios is so large as materially to impair the investment performance of a portfolio or the Trust, we will examine other investment options.

More detailed information about the Trust, its investment policies, risks, expenses and all other aspects of its operations, appears in its prospectus, which is attached to this prospectus, and in its Statement of Additional Information referred to therein.

PREDECESSORS OF THE TRUST

Pursuant to a Plan of Reorganization approved by policyowners, we restructured our Separate Accounts I and II into one separate account in unit investment trust form, with two investment divisions, effective March 22, 1985. The assets and related liabilities of Separate Accounts I and II were transferred to the Common Stock and Money Market Portfolios, respectively, of The Hudson River Fund, Inc., in exchange for shares of the Fund's portfolios.

On September 30, 1987, pursuant to an Agreement and Plan of Reorganization approved by policyowners, The Hudson River Fund, Inc., a Maryland corporation, was reorganized as a Massachusetts business trust and its name was changed to The Hudson River Trust. Refer to the prospectus for the Trust for further information.

INVESTMENT OBJECTIVES OF THE PORTFOLIOS

Each portfolio has a different investment objective which it tries to achieve by following separate investment policies. The objectives and policies of each portfolio will affect its return and its risks. Remember that the investment experience of the investment divisions of our Separate Account depends on the performance of the corresponding Trust portfolios. The policies and objectives of the Trust's portfolios are as follows:

PORTFOLIO             INVESTMENT POLICY                                OBJECTIVE
-------------------   ----------------------------------------------   ---------------------------------------------
AGGRESSIVE STOCK...   Primarily common stocks and other equity-type    Long-term growth of capital
                      securities issued by medium and smaller sized
                      companies with strong growth potential

HIGH YIELD.........   Primarily a diversified mix of high yield,       High return by maximizing current income and,
                      fixed income securities involving greater        to the extent consistent with that objective,
                      volatility of price and risk of principal        capital  appreciation
                      and income than high quality fixed income
                      securities

GLOBAL.............   Primarily equity securities of non-United        Long term growth of capital, with current
                      States as well as United States companies        income as a secondary objective

COMMON STOCK.......   Primarily common stock and other equity-type     Long-term growth of capital and increasing
                      instruments                                      income

BALANCED...........   Common stocks, publicly-traded debt              High return through a combination of current
                      securities and high quality money market         income and capital appreciation
                      instruments

MONEY MARKET.......   Primarily high quality short-term money          High level of current income while preserving
                      market instruments                               assets and maintaining liquidity

There is no guarantee that these objectives will be achieved.

THE TRUST'S INVESTMENT ADVISER

The Trust is advised by Equitable Capital, a wholly-owned subsidiary of Equitable. Equitable Capital is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940. Equitable Capital's address is 1285 Avenue of the Americas, New York, New York 10019.

The advisory fee payable by the Trust is based on annual percentages of the value of each portfolio's daily average net assets. The annual percentages for the portfolios corresponding to the divisions available for investment under SP-Flex are as follows:

                                            DAILY AVERAGE NET ASSETS
                                  ----------------------------------------------
                                   LESS THAN         $350 TO        GREATER THAN
                                  $350 MILLION     $750 MILLION     $750 MILLION
                                  ------------     ------------     ------------
COMMON STOCK, MONEY MARKET AND
  BALANCED PORTFOLIOS ............   .400%            .375%            .350%
AGGRESSIVE STOCK PORTFOLIO .......   .500%            .475%            .450%
HIGH YIELD AND GLOBAL PORTFOLIOS .   .550%            .525%            .500%

PART 3:  DETAILED INFORMATION ABOUT SP-FLEX

PREMIUMS

You purchase SP-Flex with a single initial premium due on or before the delivery of the policy. However, you may pay additional premiums after the second policy year, subject to certain conditions. The payment of additional premiums, if accepted by us, would increase the Insurance Benefit otherwise payable under your policy. See "Insurance Benefit." We reserve the right to limit additional premium payments to the extent necessary for the policy to continue to qualify as life insurance under applicable state law. See "Tax Effects -- Policy Proceeds" in Part 4.

Before issuing a policy or accepting any additional premium payments, we require satisfactory evidence of insurability. If we determine not to issue you a policy or decline to accept an additional premium, we will refund the initial premium or additional premium (exclusive of any interest or investment experience), as the case may be, to you. Any additional premium which we refund will have no effect on the value of your Policy Account. Additional premiums may be accepted to age 78.

The minimum initial premium for policies on insured persons over age 30 is $10,000 (age 30 or under, the minimum is $5,000). No insurance will take effect before the minimum initial premium is paid. The minimum amount of any additional premium payment is currently $1,000. We may increase the minimum amount of any additional premium payment 90 days after we notify you.

YOU DIRECT THE INVESTMENT OF YOUR PREMIUMS. Your entire initial premium is put in your Policy Account as of the later of the Register Date shown on page 3 of your policy when it is issued or the date we receive your initial premium at our Administrative Office. After deduction of a $25 administrative charge, any additional premium you pay is put in your Policy Account as of the later of the date we receive any required medical evidence or the date we receive any additional premium at our Administrative Office. Amounts become subject to charges and begin to vary with the investment experience of the divisions of the Separate Account as of the date they are put in your Policy Account.

You direct how the amounts in your Policy Account will be allocated among the divisions of the Separate Account. See "The Separate Account And Its Divisions" and "The Trust" in Part 2.

You make your initial decision regarding premium allocation on the application for your policy. Allocation percentages must be zero or a whole number not greater than 100. The sum of premium allocation percentages must equal 100. You may change such allocation percentages by written notice to our Administrative Office. A change will take effect on the date we receive it at our Administrative Office and will apply to additional premiums received after that date. You may also, within limits, transfer amounts in your Policy Account among the divisions of the Separate Account. See "Other Policy Account Transactions -- Transfers Among Investment Choices".

CHARGES

DEDUCTIONS FROM PREMIUMS. No deduction is made from your initial premium before it is put into your Policy Account. However, any additional premiums you chose to pay are subject to a $25 administrative charge. This charge is designed to reimburse us for the additional administrative costs we will incur as a result of an additional premium payment and we do not expect to gain from it.

POLICY ACCOUNT CHARGES. Currently, the amounts allocated to the divisions of the Separate Account are charged on a daily basis for mortality and expense risks and administrative costs at effective annual rates of .85% and .35%, respectively. We also make a daily charge at the current effective annual rate of .60% for the cost of insurance under the policies. See "Your Policy Account Value -- How We Determine Unit Value".

We guarantee that the rates for mortality and expense risks and administrative costs will not increase and that the cost of insurance charges will not exceed our guaranteed maximum (described below). In addition, we reserve the right to make a charge in the future for taxes or provisions made for taxes. See "Tax Effects -- Our Income Taxes" in Part 4.

o MORTALITY AND EXPENSE RISKS. In issuing an SP-Flex policy, we assume the mortality risk that insured persons may live for shorter periods of time than expected. The expense risk we assume is that the costs of issuing and administering policies may be greater than estimated.

If the amount collected from the charge for mortality and expense risk exceeds the amount needed, it will be to our benefit.

o COST OF INSURANCE. We guarantee that the cost of insurance charges under your policy will never be more than the cost based on the Commissioner's 1980 Standard Ordinary Male and Female Mortality Tables for the "net amount at risk" attributable to your Policy. The net amount at risk is the excess of your Insurance Benefit over the amount in your Policy Account (net of any unpaid cost of insurance charges). Congress and the legislatures of various states have from time to time considered legislation that would require insurance rates to be the same for males and females of the same age and risk class. In Montana, there will be no distinctions based on sex.

Subject to the guaranteed maximum cost of insurance charges described in the preceding paragraph, instead of making a daily charge for cost of insurance, as discussed above, we reserve the right to make a charge at the end of a policy year for that year's cost of insurance based on the amount in your Policy Account and the sex and attained age of the insured person. The charge would be deducted from your Policy Account based on the proportion that your value in each division of the Separate Account bears to your total value in the divisions. Also, in determining the Insurance Benefit and Cash Surrender Value under your policy, we would deduct from the Policy Account an amount equal to any unpaid cost of insurance charge (determined on a pro rata basis for the portion of the policy year for which such charge applies).

Your  policy  could  lapse  if  your  policy's  Net  Cash  Surrender   Value  is
insufficient to pay the deduction for the cost of insurance charge. See "Your Policy Can Lapse".

o  ADMINISTRATIVE  COSTS.  In  connection  with  issuing  your  policy  we incur administrative costs, such as premium taxes and costs for application processing, medical examinations, establishing policy records and underwriting. In addition, we incur the continuing costs of maintaining your policy, such as claims processing, recordkeeping, communication with policyowners and other expenses and overhead. The charge for administrative costs is designed to reimburse us for such expenses. In the aggregate, we expect that the charges for administrative costs, including the $25 administrative charge deducted from additional premium payments, will be approximately equal to the related expenses.

EXPENSES OF THE TRUST. The Separate Account purchases shares of the Trust at their net asset value which reflects the management fees and other expenses deducted from the assets of the Trust. The Trust does not impose a sales charge. See "The Trust" in Part 2.

SURRENDER CHARGE. We incur expenses in selling SP-Flex, such as commissions, the cost of sales literature and other promotional activities and other direct and indirect expenses. To help recover these expenses, a surrender charge is imposed if you surrender your policy or allow it to lapse. The surrender charge is a contingent deferred sales load. If sales expenses are not covered by the surrender charge, we will recover them from other funds, including funds derived from any excess of other charges under this policy over our related costs.

The surrender charge is calculated as a percentage of premium payments and applies on a declining basis over a fixed surrender charge period. The portion of the charge based on the initial premium equals 7% of the initial premium and declines 1% in each successive policy year until it reaches zero at the beginning of the eighth policy year. The portion of the surrender charge based on each additional premium payment equals 5% of the additional premium during the policy year the premium was paid and declines 1% in each successive policy year until it reaches zero at the end of the fifth such policy year. The surrender charge is reflected as the difference between the amount in your Policy Account and the Cash Surrender Value during the surrender charge period.

TRANSFER CHARGE. Currently, we do not charge for transfers of Policy Account value. However, we may impose a charge in the future of up to $25 for each additional transfer if you make more than four transfers in a policy year. Any transfer charge would be designed to reimburse us for the costs of effecting the additional transfers.

All transfers included in one transfer request will count as one transfer for purposes of the charge. The charge will be deducted from the divisions of the Separate Account based on the proportion that your value in each division of the Separate Account bears to your total value in the divisions. See "Other Policy Account Transactions -- Transfers Among Investment Choices".

INSURANCE BENEFIT

We pay an Insurance Benefit (net of any indebtedness) to the beneficiary of this policy when the insured person dies. However, see "Your Policy Can Lapse". The Insurance Benefit varies daily to reflect the investment experience of the assets supporting your policy. See "Your Policy Account Value".

The Insurance Benefit is the amount in your Policy Account on the day the insured person dies less any unpaid cost of insurance charges through the date of death, times the factor for the insured person's sex and age (nearest birthday) at the beginning of the policy year of the insured person's death. In Montana, there will be no distinctions based on sex. The initial Insurance Benefit equals the applicable factor times your initial premium.

Different factors apply in the initial policy year and in each subsequent policy year. The factors generally decline as the insured person gets older. For ages that are not shown on the following table, we will furnish the applicable factors on request. If the insured person is still living on the policy anniversary nearest his or her 100th birthday, we will pay you the amount in your Policy Account (net of any indebtedness and unpaid cost of insurance charges). The policy will then end.

We reserve the right to make changes to the factors to the extent necessary to continue to qualify SP-Flex as life insurance under applicable tax law. See "Tax Effects -- Policy Proceeds" in Part 4.

                                     SP-FLEX
--------------------------------------------------------------------------------
             TABLE OF FACTORS USED IN DETERMINING INSURANCE BENEFIT

  AGE        MALE        FEMALE                     AGE       MALE       FEMALE
  ---        ----        ------                     ---       ----       ------
    0      12.3773      14.2337                      55      2.1412      2.4901
    5      11.0429      12.6564                      60      1.8740      2.1577
   10       9.4234      10.8128                      65      1.6584      1.8762
   15       7.4164       9.1817                      70      1.4880      1.6474
   20       6.3938       7.8159                      75      1.3546      1.4601
   25       5.5051       6.6467                      80      1.2560      1.3188
   30       4.6874       5.6364                      85      1.1812      1.2135
   35       3.9726       4.7761                      90      1.1277      1.1398
   40       3.3717       3.9423                      95      1.0748      1.0764
   45       2.8779       3.3649                      99      1.0198      1.0198
   50       2.4728       2.8872

EXAMPLE: If the insured person was a male who was age 35 (nearest birthday) at the beginning of the policy year of his death and you had $20,000 in your Policy Account on the date of his death, the Insurance Benefit would be 3.9726 times $20,000, or $79,452.

If you have submitted an application and paid the full initial premium, Equitable Variable may, subject to certain conditions, provide a limited amount of temporary insurance on the person proposed to be insured. You may review a copy of Equitable Variable's Temporary Insurance Agreement on request. No insurance under your policy will take effect: (a) until a policy is delivered and the full initial premium is paid while the person proposed to be insured is living and (b) unless the information in the application continues to be true and complete, without material change, as of the time the premium is paid.

YOUR POLICY ACCOUNT VALUE

The amount in your Policy Account is the sum of the amounts you have in the various divisions of our Separate Account and in your Loaned Policy Account (amounts set aside to secure any borrowing you have made under your policy). Your Policy Account also reflects various charges on a daily basis. Transfer charges or surrender charges are made as of the effective date of the transaction. See "Charges". Any amount allocated to an investment division of the Separate Account will vary depending on the investment experience of that division; there is no guaranteed minimum cash value.

AMOUNTS IN THE SEPARATE ACCOUNT. Amounts allocated or transferred to the divisions of the Separate Account are used to purchase units. The amount you have in each division is represented by the value of the units credited to your Policy Account for that division. The number of units purchased or redeemed in a division of the Separate account is calculated by dividing the dollar amount of the transaction by the division's SP-Flex unit value calculated after the close of business that day. The value of units fluctuates with the investment performance of the corresponding portfolios of the Trust, which reflects the investment income and realized and unrealized capital gains and losses of the portfolios and Trust expenses. Currently, the SP-Flex unit values also reflect all Policy Account charges. See "Charges -- Policy Account Charges". The number of units credited to you, however, will not vary because of changes in unit values. On any given day, the value you have in an investment division of the Separate Account is the SP-Flex unit value times the number of units credited to you in that division.

The units of each division of the Separate Account have different unit values. In addition, units attributable to SP-Flex policyowners will have different unit values than those attributable to owners of Incentive Life(TM), our flexible premium variable life insurance policies.

Units of a division are purchased when you allocate premiums, repay loans or transfer amounts to that division and, if the division already has value in it, when interest is credited on your Loaned Policy Account. Units are redeemed or sold when you transfer amounts from a division of the Separate Account
(including transfers to your Loaned Policy Account), surrender your policy or allow it to lapse, and to pay the Insurance Benefit when the insured person dies. Units would also be redeemed to pay cost of insurance charges if we commenced to impose such charges at the end of a policy year instead of reflecting the charges in the unit value calculation.

HOW WE DETERMINE UNIT VALUE. We determine the SP-Flex unit values for the divisions of our Separate Account at the end of each business day. Generally, a business day is any day we are open and the New York Stock Exchange is open for trading. However, we are closed on Martin Luther King Day and the Friday after Thanksgiving Day, and we will not process any policy transaction as of such days, other than a policy anniversary report or the payment of the Insurance Benefit under a policy. The SP-Flex unit value for each division will be set at $100 on the first day there are policy transactions in the division. After that, the SP-Flex unit value for any business day is equal to the SP-Flex unit value for the preceding business day multiplied by the net investment factor for that division on that business day.

Currently, an SP-Flex net investment factor is determined for each investment division every business day as follows:

o First, we take the value of the shares belonging to the division in the corresponding Trust portfolio at the close of business that day (before giving effect to any policy transactions for that day, such as premium payments or surrenders). For that purpose, the share value reported by the Trust is used.

o Next, we add any dividends or capital gains distributions paid by the Trust on that day.

o Then, we divide this amount by the value of the amounts in the division at the close of business on the preceding business day (after giving effect to any policy transactions on that day).

o Then, we subtract a daily asset charge for each calendar day between business days (for example, a Monday calculation may include charges for Saturday and Sunday). The current daily charge is .00004932, which is an effective annual rate of 1.80%. This charge is for mortality and expense risks, current costs of insurance and administrative charges. See "Charges -- Policy Account Charges".

Currently, a .00001644 charge for cost of insurance is included in the daily asset charge deducted in determining the SP-Flex net investment factor. This represents an effective annual rate of .60%. We may impose higher cost of insurance charges and may also change the method by which we deduct such charges. See "Charges -- Policy Account Charges".

BORROWING FROM YOUR POLICY ACCOUNT

You may borrow money, using only your policy as security for the loan, at any time your policy has a loan value in excess of the minimum loan amount shown in the policy when it is issued (usually $500). The loan value on any date is 95% of the Cash Surrender Value on that date. The amount of a loan may not be more than the loan value.

Subject to the preceding paragraph, you may borrow additional money after your initial loan. If you request an additional loan, the amounts of any outstanding loan and loan interest will be added to the additional amount requested and will be considered a request for a new loan for the total amount for purposes of determining the amount you may borrow. Any amount that secures a loan remains part of your Policy Account but is transferred from your value in the divisions of the Separate account to your Loaned Policy Account.

HOW TO REQUEST A LOAN. You may request a loan by contacting our Administrative Office. You may tell us how much of the loan you want taken from your amounts in each investment division of the Separate Account. If you request a loan from a division of the Separate Account, we will redeem units sufficient to cover that part of the loan and transfer the amount to your Loaned Policy Account. The amounts you have in each division will be determined as of the day your request for a loan is received at our Administrative Office.

Unless you indicate how you wish to allocate the loan, the loan will be allocated based on the proportions that your values in each division of the Separate Account bear to your total value in the divisions. The loan will also be allocated this way if it cannot be allocated as you indicate.

POLICY LOAN INTEREST. Interest on a loan accrues daily, at a maximum annual rate of 4%. However, the interest you earn on your Loaned Policy Account, in effect, either partially or fully offsets the interest you are charged for your loan. Your policy can lapse if the unpaid portion of any amount you have borrowed under a policy plus any unpaid loan interest exceeds the Cash Surrender Value of your policy. See "Your Policy Can Lapse". Generally, interest on a loan under the policy will not be deductible for Federal income tax purposes.

INTEREST ON YOUR LOANED POLICY ACCOUNT. We pay a declared interest rate on all amounts set aside in your Loaned Policy Account. Interest on amounts in your Loaned Policy Account is earned daily at an annual rate that equals the declared rate for each policy year. At the time we issue a policy and before each policy anniversary, we determine the rates that will apply to such amounts for the following policy year.

o FOR UP TO A CERTAIN AMOUNT OF YOUR LOANED POLICY ACCOUNT, we will declare the same interest rate we are then charging for policy loans. In effect, the interest we declare on this amount will offset the interest charge for borrowing this amount. We will redetermine this amount each time a new loan or partial repayment is made and on each policy anniversary. The maximum amount for this purpose is the lesser of:

   o  50% of the amount in your Policy Account; or

   o the portion of your Cash Surrender Value in excess of 85% of the total premiums paid under your policy.

o FOR THE BALANCE OF YOUR LOANED POLICY ACCOUNT, we will declare a rate which equals the rate we are then charging for policy loan interest reduced by no more than 2%.

Interest credited on your Loaned Policy Account is allocated each policy anniversary or upon full repayment of the loan to the divisions of the Separate Account based on the proportion that your values in each division of the Separate Account bear to your total value in the divisions.

EXAMPLE: Assume that you purchase a policy for a male age 35 for an initial premium of $20,000. As illustrated in Part 5, assuming an 8% hypothetical gross investment return, your policy would have a Cash Surrender Value of $19,909 and a Policy Account value of $21,109 at the beginning of your second policy year. On your first policy anniversary you could borrow a maximum of $18,914. Up to $2,909 of this amount could be borrowed with the interest charged on the loan being offset by the interest declared on your Loaned Policy Account.

These amounts are derived as follows:

o First, to determine the maximum amount you could borrow, multiply your Cash Surrender Value by 95% ($19,909 times 95% equals $18,914).

o Then, to determine the amount you could borrow for which loan interest charged would be fully offset by interest declared, take the less of (i) 50% of the value of your Policy Account (50% of $21,109 equals $10,554), or (ii) the portion of your Cash Surrender Value in excess of 85% of the premiums paid under your policy ($19,909 less $17,000 [which is 85% of $20,000] equals $2,909).

WHEN INTEREST IS DUE. Interest is due on each policy anniversary. If it is not paid when due, it will be added to your outstanding loan and allocated based on the proportion that your value in each division of the Separate Account bears to your total value in the divisions. This means an additional loan is made to pay the interest and amounts are withdrawn from the divisions of the Separate Account and transferred to your Loaned Policy Account.

REPAYING THE LOAN. You may repay all or part of a policy loan at any time while your policy is in force. While you have a policy loan, we assume that any money you send us is meant to repay the loan. Any of these payments you wish to have applied as premium payments will be subject to our normal procedures for additional premiums. See "Premiums".

You may choose how you want us to allocate any repayments. If you do not provide specific instructions, repayments will be allocated on the basis of your premium allocation percentages then in effect.

THE EFFECTS OF A POLICY LOAN. A loan against your policy will have a permanent effect on the value of your Policy Account and, therefore, on the Insurance Benefit under this policy, even if the loan is repaid. When you borrow on your policy, the loan amount will not be available for investment in the divisions of our Separate Account. Whether you earn more or less because of this depends on the investment experience of the divisions of the Separate Account and the rates declared for the amount in your Loaned Policy Account.

OTHER POLICY ACCOUNT TRANSACTIONS

CHANGING YOUR PREMIUM ALLOCATIONS. You may change the allocation percentages for any additional premium payments by writing to our Administrative Office and indicating the changes you wish to make. These changes will go into effect as of the date your request is received at our Administrative Office and will affect transactions on and after that date.

TRANSFERS AMONG INVESTMENT CHOICES. You may transfer amounts among your investment choices by contacting our Administrative Office. You may request a transfer of amounts from any division of the Separate Account to any other division of the Separate Account. Currently, you may make transfers without charge. However, we may impose a transfer charge in the future. See "Charges -- Transfer Charge".

A transfer will take effect as of the date we receive your request. The minimum amount which may be transferred on any date will be shown on page 3 of your policy when it is issued, and is usually $500. This minimum need not come from any one division or be transferred to any one division as long as the total amount transferred that day equals the minimum. However, we will transfer the entire amount in any division of the Separate Account even if it is less than the minimum specified in your policy. If you transfer the entire amount out of a division of the Separate Account, that division will become inactive for purposes of allocations of any additional premiums you pay. See "Changing Your Premium Allocations", above, for the procedure to be followed if you want to allocate additional premiums to an inactive division.

SURRENDERING YOUR POLICY FOR CASH. The Cash Surrender Value is the amount in your Policy Account minus any unpaid cost of insurance charges and the surrender charge described under "Charges -- Surrender Charge".

You may surrender your policy for its Net Cash Surrender Value at any time while the insured person is living. You may do this by sending a written request and the policy to our Administrative Office. The Net Cash Surrender Value equals the Cash Surrender Value minus any outstanding loan and loan interest. We will compute the Net Cash Surrender Value as of the date we receive your request and the policy at our Administrative Office, and all insurance coverage under your policy will end on that date. As to the tax consequences of surrendering your policy, see "Tax Effects" in Part 4.

YOUR RIGHT TO EXAMINE THE POLICY

You have a right to examine the policy. If for any reason you are not satisfied with it, you may cancel the policy within 10 days after your receive it. You may cancel the policy by sending it to our Administrative Office with a written request to cancel. Insurance coverage ends when you send your request.

Your request to cancel this policy must be postmarked no later than 10 days after you receive the policy. If you cancel the policy, we will refund an amount equal to the premiums that you paid.

YOUR RIGHT TO EXCHANGE THE POLICY

You may exchange this policy for a permanent fixed benefit life insurance policy on the life of the insured. You have this right for 24 months from Issue Date of your policy. The new policy will be our Flexible Premium Adjustable Life Plan. You may review a copy of this policy on request.

The exchange will be effective when we receive your request, accompanied by your policy and an application for the new policy. However, before the exchange is effective, any outstanding loan must be repaid, along with any accrued loan interest.

We will not require evidence of the insured person's insurability before an exchange. The new policy will have the same Issue Date, Issue Age, and policy anniversary as your SP-Flex policy. The face amount of insurance under the new policy will equal the initial Insurance Benefit under the SP-Flex policy.

On the effective date of the exchange, the entire amount in your SP-Flex Policy Account will be transferred to your Policy Account under the new policy. However, if required for the new policy to qualify as life insurance for Federal income tax purposes, a portion of the amount in your SP-Flex Policy Account may be returned to you. We suggest that you or your tax adviser consult with us in advance as to the portion, if any, of any such distribution which would be subject to Federal income tax.

YOUR POLICY CAN LAPSE

Your policy can lapse if the unpaid portion of any amount you have borrowed under your policy plus any unpaid loan interest is greater than the Cash Surrender Value of your policy. Also, your policy could lapse if the deduction for the cost of insurance charge exceeds your policy's Net Cash Surrender Value. See "Charges -- Policy Account Charges".

When a loan plus loan interest first exceeds the Cash Surrender Value we will mail you and any assignee of record, at last known addresses, a notice that the policy will terminate if such excess amount is not repaid within 61 days after we mail the notice. If we receive payment of this amount before the end of the 61-day period, the amount received will first be used to pay unpaid loan interest. Any balance will be applied towards repayment of your loan. Any remaining balance of your payment will be returned to you.

If the cost of insurance deduction made at the end of a policy year exceeds the Net Cash Surrender Value of the policy, we will mail to you and any assignee of record, at last known addresses, a notice that the policy will terminate if you do not, within 61 days after we mailed the notice, make a premium payment equal to (i) the amount of such excess plus $25, and (ii) 25% of the amount which would be deducted on the next policy anniversary for annual cost of insurance charges assuming the same Policy Account value existed as at the end of the most recent policy year. The amount of this payment will be treated as an additional premium payment, except that we will not require evidence of the insured person's insurability nor will we impose any timing, amount or age limitations. Any payment in excess of the amount required will be returned to you.

If we do not receive a required payment within the 61-day period, you policy will lapse without value. A policy which lapses will not be reinstated. We will inform you and any assignee, at last known addresses, that your policy has ended without value. If your policy lapses during the surrender charge period you will incur a surrender charge. See "Charges -- Surrender Charge". As to the tax consequences of allowing your policy to lapse, see "Tax Effects -- Policy Proceeds" in Part 4.

If the insured person dies during the 61-day period, we will pay the Insurance Benefit to the beneficiary, minus any outstanding loan and loan interest and any unpaid cost of insurance deduction through the date of death.

POLICY PERIODS, ANNIVERSARIES, DATES AND AGES

We measure policy years and policy anniversaries from the Register Date shown on page 3 of your policy when it is issued. The Issue Date, shown on page 3 of your policy, is the date your policy is actually issued. Except for any portion of the Insurance Benefit attributable to an additional premium (see "Limits On Our Right To Challenge The Policy"), contestability is measured from the Issue Date, as is the suicide exclusion.

If the initial premium is received before the Issue Date of the policy, amounts allocated to the Policy Account will become subject to charges and begin to vary with the investment experience of the divisions of the Separate Account as of the Register Date. The time between the submission of an application and the Register Date will vary, depending on the underwriting and other requirements for issuing a particular policy.

If the initial premium is received after the Issue Date, the Register Date will be the same as the Issue Date and the initial premium will be put into the Policy Account, become subject to charges and begin to vary with the investment experience of the divisions of the Separate Account as of the date we receive it at our Administrative Office.

As to when insurance coverage under SP-Flex starts, see "Insurance Benefit".

Generally, when we refer to the age of the insured person, we mean his or her age on the birthday nearest to the beginning of the policy year.

LIMITS ON OUR RIGHT TO CHALLENGE THE POLICY

We can challenge the validity of your insurance policy based on material misstatements in the application. However, there are limits on how and when we can challenge the policy.

o We cannot challenge the policy after it has been in effect, during the insured person's lifetime, for two years from the date the policy was issued. (Some states may require that we measure this time in some other way.)

o We cannot challenge any increase in the Insurance Benefit attributable to an additional premium after the increase has been in effect for two years during the insured person's lifetime.

If the insured person dies within the time that we may challenge the validity of the policy or increase, we may delay payment until we decide whether to challenge the policy.

If the insured person's age or sex is misstated on any application, the Insurance Benefit will be that calculated using the appropriate factor for the insured person's correct age and sex. See "Insurance Benefit".

If the insured person commits suicide within two years after the date on which the policy was issued, the Insurance Benefit paid will be limited to the initial premium minus the amount of any outstanding policy loan and loan interest. If the insured person commits suicide within two years after the date we receive any additional premium for the policy at our Administrative Office, the Insurance Benefit paid as a result of such additional premium will be limited to such premium minus the amount of any outstanding policy loan and loan interest.

ADDITIONAL INFORMATION ABOUT SP-FLEX

WHEN WE PAY PROCEEDS. We will pay the Insurance Benefit (net of indebtedness), Net Cash Surrender Value or loan proceeds within seven days after we receive the required form or request (and other documents that may be required for payment of the Insurance Benefit) at our Administrative Office. The Insurance Benefit is determined as of the date of death of the insured person and will not be affected by subsequent changes in the unit values of the investment divisions of our Separate Account. We pay interest from the date of death to the date of payment. If an Equitable agent helps the beneficiary of a policy to prepare the documents that are required for payment of the Insurance Benefit, we will send the check to the agent within seven days after we receive the required documents. The agent will deliver the check to the beneficiary.

We may, however, delay payment if:

o  We contest the policy; or

o We cannot determine the amount of the payment because the New York Stock Exchange is closed, because trading in securities has been restricted by the Securities and Exchange Commission, or because the SEC has declared that an emergency exists.

We may also request the SEC to permit us to extend the seven day payment period for the protection of our policyowners.

YOUR PAYMENT OPTIONS. The Insurance Benefit (net of indebtedness) or the Net Cash Surrender Value may be paid in one sum or you may choose another form of payment for all or part of the money. Payments under these options are not affected by the investment experience of any investment division of our Separate Account. Instead, interest accrues pursuant to the options chosen. If you do not arrange for a specific form of payment before the insured person dies, the beneficiary will have this choice. However, if you do make an arrangement with us for how the money will be paid, the beneficiary cannot change the choice after the insured person dies. Payment options will also be subject to our rules at the time of selection. Currently, these alternate payment options are only available if the proceeds applied are $2500 or more and any periodic payment will be at least $25.

You have the following payment options:

o DEPOSIT OPTION: The money will stay on deposit with us for a period agreed upon. You will receive interest on the money at a declared interest rate.

o  INSTALLMENT PAYMENT OPTIONS: There are two ways that we pay installments:

      FIXED PERIOD: We will pay the amount applied in equal installments plus applicable interest, for a specific number of years (not more than 30).

      FIXED AMOUNT: We will pay the sum in installments in an amount agreed upon. We will pay the installments until we pay the original amount, together with any interest earned.

o MONTHLY LIFE INCOME OPTION: We will pay the money as monthly income for life. You may choose any one of three ways to receive the income: We will guarantee payments for at least 10 years (called "10 Years Certain"); at least 20 years (called "20 Years Certain"); or until the payments we make equal the original sum (called "Refund Certain").

o OTHER: You may ask us to apply the money under any option that we make available at the time the Insurance Benefit (net of indebtedness) or Net Cash Surrender Value is paid.

We guarantee interest under the Deposit Option at the rate of 3% a year, and under either Installment Option at 3-1/2% a year. We may also allow interest under the Deposit Option and under either Installment Option at a rate that is above the guaranteed rate.

The beneficiary or any other person who is entitled to receive payment may name a successor to receive any amount that we would otherwise pay to that person's estate if that person died. The person who is entitled to receive payment may change the successor at any time.

We must approve any arrangements that involve more than one of the payment options, or a payee who is not a natural person (for example, a corporation), or a payee who is a fiduciary. Also, the details of all arrangements will be subject to our rules at the time the arrangements take effect. This includes rules on the minimum amount we will pay under an option, minimum amounts for installment payments, withdrawal or commutation rights (your rights to receive payments over time, for which we may offer a lump sum payment), the naming of people who are entitled to receive payment and their successors, and the ways of proving age and survival.

You will make a choice of payment option (or any later changes) and your choice will take effect in the same way as it would if you were changing a beneficiary. (See "Your Beneficiary", below). Any amounts that we pay under the payment options will not be subject to the claims of creditors or to legal process, to the extent that the law provides.

YOUR BENEFICIARY. You name your beneficiary when you apply for the policy. The beneficiary is entitled to the insurance benefits of the policy. You may change the beneficiary during the insured person's lifetime by sending a written notice to our Administrative Office. The change will take effect on the date you sign the notice, but will not apply to any payment we make or other action we take before we receive the notice. If no beneficiary is living when the insured person dies, we will pay the Insurance Benefit in equal shares to the insured person's surviving children. If there are no surviving children, we will pay the Insurance Benefit to the insured person's estate.

ASSIGNING YOUR POLICY. You may assign (transfer) your rights in this policy to someone else as collateral for a loan or for some other reason. If you do, a copy of the assignment must be forwarded to our Administrative Office. We are not responsible for any payment we make or any action we take before we receive notice of the assignment or for the validity of the assignment. An absolute assignment is a change of ownership.

EMPLOYEE BENEFIT PLANS. Employers and employee organizations should consider, in consultation with counsel, the impact of Title VII of the Civil Rights Act of 1964 on the purchase of SP-Flex in connection with an employment-related insurance or benefit plan. The United States Supreme Court held, in a 1983 decision, that, under Title VII, optional annuity benefits under a deferred compensation plan could not vary on the basis of sex.

OUR REPORTS TO POLICYOWNERS. Shortly after the end of each policy year you will receive a report indicating the current Insurance Benefit for your policy, the value of your Policy Account, information about divisions of the Separate Account, the Cash Surrender Value of your policy, the amount of any outstanding policy loans, the amount of any interest owed on the loan and the current loan interest rate. We will also send you semi-annual and annual reports with financial information on the Separate Account and the Trust, including a list of the investments held by each portfolio.

In addition, the report will also contain any other information that is required by the insurance supervisory official in the jurisdiction in which the insurance policy is delivered.

Notices will be sent to you for transfers of amounts between investment divisions and certain other policy transactions.

DIVIDENDS. No dividends are paid on the policy described in this prospectus.

PART 4:  ADDITIONAL INFORMATION

TAX EFFECTS

POLICY PROCEEDS. The Deficit Reduction Act of 1984 (1984 Act) includes a definition of life insurance for tax purposes. SP-Flex meets this definition of life insurance and receives the same Federal income tax treatment as fixed benefit life insurance. Thus:

o the Insurance Benefit under SP-Flex will be excludable from the gross income of the beneficiary under Section 101(a)(1) of the Internal Revenue Code
   (Code) and

o the policyowner will not be considered to have received any increases in the Policy Account due to interest or investment experience before a surrender, maturity or lapse of the policy.

If you surrender your policy or if it lapses or matures, you will not be taxed on the amount you receive, except for that portion that, together with any unpaid loan and loan interest, exceeds the premiums you have paid.

For you and your beneficiary to receive the above tax treatment, your policy must initially qualify and continue to qualify as life insurance under applicable tax law. To make sure that the policy continues to qualify, we have reserved in the policy the right to decline to accept additional premium payments that would cause your policy to fail to qualify as life insurance under applicable tax law. We may also make changes in the policy (such as to the factors used to determine the Insurance Benefit) or make payments from the policy to the extent we deem necessary to qualify your policy as life insurance. Any such change will apply uniformly to all policies that are affected. You will be given advance written notice of such changes.

The 1984 Act also gives the Secretary of the Treasury authority to set standards for diversification of the investments underlying variable life insurance policies in order for such policies to be treated as life insurance. On
September 15, 1986, Treasury issued temporary regulations regarding the diversification requirements. Failure to meet these diversification requirements would disqualify SP-Flex as a variable life insurance policy under Section 7702 of the Code. If this were to occur, you would be taxed on the amount in your Policy Account that exceeds the premiums you have paid. We believe that the investments underlying SP-Flex are in compliance with the requirements. We do not anticipate any problems with the investments continuing to meet the requirements.

You will not be taxed on amounts transferred among investment choices within your Policy Account. We also believe that loans received under the policies will be treated as indebtedness of the policyowner, and that no part of any loan under a policy will constitute income to the owner. Generally, interest on policy loans under SP-Flex policies will not be deductible.

The Insurance Benefit under SP-Flex will generally be includable in the estate of the insured for purposes of Federal estate tax. Federal estate tax is integrated with Federal gift tax under a unified gift rate schedule. Federal estate tax is imposed on distributions at graduated rates from 37% to 55% (with the maximum rate applying to distributions in excess of $3,000,000). In general, estates not in excess of $600,000 are exempt from Federal estate tax. In addition, an unlimited marital deduction applies for Federal estate tax purposes.

The particular situation of each policyowner or beneficiary will determine how ownership or receipt of policy proceeds will be treated for purposes of Federal estate tax as well as state and local estate, inheritance and other taxes. We suggest you consult your tax adviser.

See the prospectus for the Trust for a discussion of the Trust's tax aspects, including the diversification requirements.

PENSION AND PROFIT-SHARING PLANS. If SP-Flex policies are purchased by a trust which forms part of a pension or profit-sharing plan qualified under Section 401(a) of the Code for the benefit of participants covered under the plan, the Federal income tax treatment of such policies will be somewhat different from that described above. We suggest you consult your legal or tax adviser.

If purchased as part of a pension or profit-sharing plan, the current cost of insurance for the net amount at risk is treated as a "current fringe benefit" and is required to be included annually in the plan participant's gross income. This cost (generally referred to as the "P.S. 58" cost) is reported to the participant annually as an addition to wages and salaries on the Form W-2 furnished by the employer who is maintaining the plan.

If the plan participant dies while covered by the plan and the policy proceeds are paid to the participant's beneficiary, then the excess of the Insurance Benefit over the value of the Policy Account will not be subject to Federal income tax. However, the value of the Policy Account will be taxable to the extent it exceeds the sum of $5,000 plus the participant's cost basis in the policy. The participant's cost basis will include the costs of insurance previously reported on the participant's Form W-2. Special rules may apply if the participant had borrowed from his Policy Account or was an owner-employee under the plan.

There are limits on the amount of life insurance that may be purchased on behalf of a participant in a pension or profit-sharing plan. Complex rules, in addition to those discussed above, apply whenever life insurance is purchased by a tax qualified plan. We suggest you consult your legal or tax adviser prior to purchase of this policy by a pension or profit-sharing plan.

OUR INCOME TAXES. Under the life insurance company tax provisions of the Code, as amended by the 1984 Act, variable life insurance is treated in a manner consistent with fixed life insurance. The operations of our Separate Account are included in our Federal income tax return and we pay no tax on investment income and capital gains reflected in variable life insurance policy reserves. Therefore, no charge is currently being made to any division of the Separate Account for our income taxes. We reserve the right, however, to make such a charge in the future, if we incur income tax which is attributable to the Separate Account. If such a charge is made, it would be set aside as a provision for taxes which we would keep in the affected division rather than in our General Account. We anticipate that our SP-Flex policyowners would benefit from any investment earnings that are not needed to maintain this provision.

We may have to pay state and local taxes (in addition to applicable taxes based on premiums) in several states. At present, these taxes are not substantial. If they increase, however, charges may be made for such taxes when they are attributable to the Separate Account.

TAX REFORM. On October 22, 1986, the President signed into law a comprehensive Federal income tax reform bill. The new law would not directly affect the taxes paid by life insurance companies, such as Equitable Variable as they relate to the Separate Account, nor would it alter the general favorable tax treatment of life insurance policies described in this prospectus.

WHEN WE WITHHOLD INCOME TAXES. Generally, unless you provide us with a written election to the contrary before we make the distribution, we are required to withhold income tax from any portion of the money you receive if you surrender the policy or if it matures. If you do not wish tax to be withheld from the payment, or if enough is not withheld, you may have to pay tax later. You may also have to pay penalties under the tax rules if your withholding and estimated tax payments are insufficient. You may, therefore, want to consult your tax adviser.

YOUR VOTING PRIVILEGES

TRUST VOTING PRIVILEGES. As explained in Part 2, the assets in the divisions of the Separate Account are invested in shares of the corresponding portfolios of the Trust. Equitable Variable is the legal owner of the shares and, as such, has the right to vote on certain matters at any meeting of the Trust's shareholders that may be held. Among other things, we may vote on any matters described in the Trust's prospectus or requiring a vote by shareholders under the Investment Company Act of 1940.

Even though we own the shares, you will have the opportunity to tell us how to vote the number of shares that can be allocated to your policy. We will vote those shares at meetings of Trust shareholders according to your instructions. If we do not receive instructions in time from all policyowners, we will vote shares in a portfolio for which no instructions have been received in the same proportion as we vote shares for which we have received instructions in that portfolio. We will also vote any Trust shares that we are entitled to vote directly due to amounts we have accumulated in our Separate Account in the same proportions that all policyowners vote, including those who participate in other separate accounts. See "Voting Privileges Of Others", below. If the Federal securities laws or regulations or interpretations of them change so that we are permitted to vote shares of the Trust in our own right or to restrict policyowner voting, we may do so.

HOW WE DETERMINE YOUR VOTING SHARES. You may participate in voting only on matters concerning the Trust portfolios in which your assets have been invested. The number of Trust shares in each division that is attributable to your policy is determined by dividing the amount in your Policy Account allocated to that division by the net asset value of one share of the corresponding Trust portfolio as of the record date set by the Trust's Board for the Trust's shareholders' meeting. The record date for this purpose must be at least 10 and no more than 90 days before the meeting. Fractional shares are counted.

EXAMPLE: Assume that your Policy Account has a value of $20,000, with 50% of this amount being attributable to the Common Stock Division and 50% being attributable to the Money Market Division, giving you $10,000 in each division. Assume that the net asset value of one share in the Trust's Common Stock Portfolio is $150 and the net asset value of one share in the Trust's Money Market Portfolio is $100. If you divide the $10,000 in each division by the net asset value of one share, you have the right to instruct us regarding 66-2/3 shares for the Common Stock Division and 100 shares for the Money Market Division.

If you have a voting interest, we will send you proxy material and a form for providing voting instructions. In certain cases, we may disregard instructions relating to changes in the Trust's adviser or the investment policies of its portfolios. We will advise you if we do and detail the reasons in the next semiannual report to policyowners.

HOW TRUST SHARES ARE VOTED. All Trust shares are entitled to one vote. The votes of all divisions are cast together on an aggregate basis, except on matters where the interests of the portfolios differ. In such cases, voting is on a portfolio-by-portfolio basis. In these cases, the approval of the shareholders in one portfolio is not needed in order to make a decision in another portfolio. Examples of matters that would require a portfolio-by-portfolio vote are changes in the fundamental investment policy of a particular portfolio or approval of an investment advisory agreement. Shareholders in a portfolio not affected by a particular matter generally would not be entitled to vote on it.

VOTING PRIVILEGES OF OTHERS. Currently, we control the Trust. Trust shares may be held by other separate accounts of ours or by separate accounts of insurance companies affiliated or unaffiliated with us. Shares held by these separate accounts will probably be voted according to the instructions of the owners of insurance policies and contracts issued by those insurance companies. This will dilute the effect of the voting instructions of the owners of SP-Flex. In addition, because the Separate Account also invests premiums relating to our flexible premium life insurance policy, the voting instructions of the owners of SP-Flex will be further diluted. We do not foresee any disadvantages to this. Nevertheless, the Trust's Board of Trustees will monitor events to identify conflicts that may arise and determine appropriate action. If we think any Trust action is insufficient, we will see that appropriate action is taken to protect our policyowners.

SEPARATE ACCOUNT VOTING PRIVILEGES. Under the Investment Company Act of 1940, certain actions (such as some of those described below under "Our Right To Change How We Operate") may require policyowner approval. In that case, you will be entitled to one vote for every $100 of value you have in the investment divisions of our Separate Account. We will cast votes attributable to amounts we have in the investment divisions of our Separate Account in the same proportions as votes cast by policyowners.

SPECIAL ISSUE PROGRAMS

The terms under which SP-Flex policies are issued may vary. For example, an employer may purchase a number of policies with certain of its employees being designated as insured persons under the policies or an association may facilitate the solicitation of its members for the purchase of policies by them.

PURPOSE. If special circumstances result in a reduction in our sales and administrative expenses or our insurance risks relating to purchases of SP-Flex policies, we may recognize the reduction by varying the terms of the policies to be issued.

GUIDELINES. The terms of the policies will vary only in accordance with rules we have in effect as of the date the applications for the policies are approved. The rules, and any related actions, shall be reasonable, fair and not discriminatory to the interests of all other SP-Flex policyowners. We may modify these rules from time to time.

OUR RIGHT TO CHANGE HOW WE OPERATE

In addition to changing or adding investment companies, we have the right to modify how we or our Separate Account operate. We intend to comply with applicable law in making any changes and, if necessary, we will seek policyowner approval. If required by law or regulation, the investment policy of the Separate Account will not be changed without the approval of the Superintendent of Insurance of the State of New York. We have the right to:

o add investment divisions to, or remove investment divisions from, the Separate Account, combine two or more divisions within the Separate Account, or withdraw assets relating to SP-Flex from one investment division and put them into another;

o register or end the registration of the Separate Account under the Investment Company Act of 1940;

o operate our Separate Account under the direction of a committee or discharge such a committee at any time (the committee may be composed entirely of persons who are "interested persons" of Equitable Variable under the Investment Company Act of 1940);

o restrict or eliminate any voting rights of policyowners or other people who have voting rights that affect the Separate Account;

o operate the Separate Account or one or more of the divisions in any other form the law allows, including a form that allows us to make direct investments. The Separate Account may be charged an advisory fee if its investments are made directly, rather than through an investment company. We may make any legal investments we wish. In choosing these investments, we will rely on our own or outside counsel for advice. In addition, we may disapprove any change in investment advisers or in investment policy unless a law or regulation provides differently.

If any changes are made that result in a material change in the underlying investments of a division, you will be notified, as required by law. We may, for example, cause the division to invest in a mutual fund other than or in addition to the Trust.

If you then wish to transfer the amount you have in that division to another division of the Separate Account, you may do so, without charge, by writing to our Administrative Office. At the same time, you may also change how any future net premiums will be allocated.

SALES AND OTHER AGREEMENTS

Equitable Variable and Integrity Life Insurance Company, a wholly-owned subsidiary of Equitable, are the principal underwriters for the Trust under a Distribution Agreement. Under that Agreement, we have entered into a Sales Agreement with Equitable by which Equitable will distribute our policies.

Both Equitable Variable and Equitable are registered with the SEC as broker-dealers under the Securities Exchange Act of 1934 and we are each members of the National Association of Securities Dealers, Inc. We are also the principal underwriter for our policies funded through our Separate Account FP and our other policies funded through our Separate Account I, which is also a registered investment company. Equitable may also be considered a principal underwriter.

AGENTS ARE PAID SALES COMMISSIONS. We sell our policies through agents who are licensed by state insurance officials to sell our variable life policies. These agents are also registered representatives of Equitable.

Under the Sales Agreement, the agent who sells you this policy receives sales commissions from Equitable. Equitable Variable reimburses Equitable for these commissions. We also reimburse Equitable for other expenses incurred in marketing and selling our policies, such as agency and district managers' compensation, agents' training allowances, deferred compensation, insurance benefits of agents and agency and district managers, and agency clerical and advertising expenses.

Agents may receive a commission equal to a maximum of 3% of the premiums paid on a policy. Agents with less than three full years of service with Equitable may be paid differently.

BROKERS ARE PAID COMMISSIONS. We also sell our policies through independent brokers who are licensed by state insurance officials to sell our variable life policies. They will also be registered representatives either of Equitable or of another company registered with the SEC as a broker-dealer under the Securities Exchange Act of 1934. The commissions for independent brokers will be no more than those for agents. Commissions will be paid through the registered broker-dealer.

APPLICATIONS. When an application for one of our policies is completed, it is submitted to us. We make the decision to issue a policy based on the information in the application and our standards for issuing insurance and classifying risks. If we decide not to issue a policy, any premium paid will be refunded.

OUR JOINT SERVICE AGREEMENT WITH EQUITABLE. In addition to acting as distributor for our policies, Equitable performs certain other sales and administrative duties for us. Equitable does this pursuant to a written agreement. The agreement is automatically renewed each year, unless either party terminates.

Under this agreement, we pay Equitable for salary costs and other services and an amount for indirect costs incurred through our use of Equitable personnel and facilities. We also reimburse Equitable for sales expenses related to business other than variable life insurance policies. The amounts paid or accrued to Equitable by us under sales and joint services agreements totalled approximately $249.4 million in 1986, $225.7 million in 1985 and $164.8 million in 1984.

REGULATION

We are regulated and supervised by the New York State Insurance Department. In addition, we are subject to the insurance laws and regulations in every jurisdiction where we sell policies. As a result, the provisions of this policy may vary somewhat from jurisdiction to jurisdiction.

We submit annual reports on our operations and finances to insurance officials in all the jurisdictions where we sell policies. The officials are responsible for reviewing our reports to be sure that we are financially sound and that we are complying with applicable laws and regulations.

We are also subject to various Federal securities laws and regulations.

LEGAL MATTERS

The legal validity of the policy described in this prospectus has been passed on by Herbert P. Shyer, who is Executive Vice President and General Counsel of Equitable.

The Washington,  D.C., law firm of Freedman,  Levy,  Kroll & Simonds has advised
Equitable   Variable  with  respect  to  certain  matters  relating  to  Federal securities laws.

LEGAL PROCEEDINGS

We are not involved in any material legal proceedings.

FINANCIAL AND ACTUARIAL EXPERTS

The financial statements of Equitable Variable as of December 31, 1986 and 1985 and for the years then ended, the financial statements of the Separate Account as of December 31, 1986 and for the period then ended, and the Statement of Assets and Liabilities of the High Yield Division as of January 1, 1987 included in this prospectus have been examined by the accounting firm of Deloitte Haskins & Sells, our independent auditors, to the extent stated in their opinions, and their opinions on the statements are part of this prospectus. We have relied on the opinions of Deloitte Haskins & Sells given upon their authority as experts in accounting and auditing.

Actuarial matters in this prospectus have been examined by Joseph O. North, Jr., F.S.A., M.A.A.A., who is a Vice President and Actuary of Equitable Variable and a Vice President and Actuary of Equitable. His opinion on actuarial matters is filed as an exhibit to the Registration Statement we filed with the SEC.

ADDITIONAL INFORMATION

We have filed a Registration Statement relating to the Separate Account and the variable life insurance policy described in this prospectus with the SEC. The Registration Statement, which is required by the Securities Act of 1933, includes additional information that is not required in this prospectus under the rules and regulations of the SEC. If you would like the additional information, you may obtain it from the SEC's main office in Washington, D.C. You will have to pay a fee for the material.

MANAGEMENT

Here is a list of our directors and officers and a brief statement of their business experience for the past five years. Unless otherwise noted, the following persons have been involved in the management of Equitable and its subsidiaries in various positions for the last five years. Unless otherwise noted, their address is 787 Seventh Avenue, New York, New York 10019.

DIRECTORS

NAME AND PRINCIPAL                 BUSINESS EXPERIENCE
BUSINESS ADDRESS                   WITHIN PAST FIVE YEARS
----------------                   ----------------------
Harry Douglas Garber............   Vice Chairman of the Board,  Equitable,  since  February  1984;  prior thereto,
                                   Executive  Vice  President and Chief  Financial  Officer.  Director,  Equitable
                                   Investment  Corporation  (EIC) and  Genesco,  Inc.  Former  Chairman  and Chief
                                   Executive Officer, Equitable Variable.

Glenn Howard Gettier, Jr. ......   Executive  Vice  President  and  Chief  Financial  Officer,   Equitable,  since
                                   December 1984; prior thereto, Partner, Peat, Marwick, Mitchell & Co.

Richard Hampton Jenrette........   Vice Chairman,  Chief  Investment  Officer and Director,  Equitable.  Chairman,
                                   Donaldson,  Lufkin and Jenrette,  Inc.,  since  February  1985;  prior thereto,
                                   Chairman and Chief Executive  Officer.  Director,  Equitable Capital Management
                                   Corporation (Equitable Capital) and various other Equitable subsidiaries.

William Thomas McCaffrey........   Executive Vice President,  Equitable,  since March 1986; prior thereto, various other Equitable positions.

Francis Helmut Schott...........   Senior Vice President and Chief Economist, Equitable.

Leo Martin Walsh, Jr. ..........   Senior  Executive  Vice  President,   Director  and  Chief  Operating  Officer,
                                   Equitable, since July 1986; prior thereto,  Executive Vice President,  Director and Chief Investment  Officer.  Chairman,  EIC, since July 1986; prior thereto,
                                   President and Chief Executive Officer. Director,  Equitable Capital and various other Equitable subsidiaries.

Peter Rawlinson Wilde...........   Executive Vice President,  Equitable, since July 1984. Director, Integrity Life
                                   Insurance  Company  (Integrity) and National  Integrity Life Insurance  Company
                                   (National   Integrity).   Chairman  and  Chief  Executive  Officer,   Equitable
                                   Variable,  from November 1984 to December 1986. Chief Financial Officer,  CIGNA
                                   Corporation,  from  April  1983  to  June  1984;  prior  thereto,  Senior  Vice
                                   President.

Brian Fredrick Wruble...........   Chairman,  President and Chief Executive Officer,  Equitable Capital. Executive
                                   Vice President,  Equitable,  since September 1984; prior thereto, various other
                                   Equitable positions.

OFFICER -- DIRECTORS

NAME AND PRINCIPAL                 BUSINESS EXPERIENCE
BUSINESS ADDRESS                   WITHIN PAST FIVE YEARS
----------------                   ----------------------
Robert Wayne Barth..............   Chairman and Chief Executive Officer,  Equitable Variable, since December 1986;
                                   President and Chief  Operating  Officer,  from December 1985 to December  1986.
                                   Executive Vice  President,  Equitable,  since June 1985;  Senior Vice President since September 1984; prior thereto, Vice President since April 1984.

Thomas Michael Kirwan...........   President and Chief  Operating  Officer,  Equitable  Variable,  since  December
                                   1986.  Executive Vice President and Chief Financial  Officer,  EIC, since March
                                   1985;  prior  thereto,  President,   Columbia  Group  --  CBS,  Inc.  Director,
                                   Equitable Capital and various other Equitable subsidiaries.

Robert Seymour Jones............   Senior Vice President,  Equitable  Variable,  since February 1986.  Senior Vice
                                   President, Equitable, since June 1985; prior thereto, Vice President.

Michael Searle Martin...........   Senior Vice President,  Equitable  Variable,  since February 1986.  Senior Vice
                                   President, Equitable, since June 1985; prior thereto, Vice President.

Stanley Julian Rispler..........   Senior Vice President,  Equitable  Variable,  since February 1986.  Senior Vice
                                   President, Equitable, since October 1984; prior thereto, Vice President.

Samuel Barry Shlesinger.........   Senior Vice  President and Actuary,  Equitable  Variable,  since February 1986.
                                   Senior Vice President and Actuary,  Equitable;  prior  thereto,  Vice President and Actuary.

OFFICERS

NAME AND PRINCIPAL                 BUSINESS EXPERIENCE
BUSINESS ADDRESS                   WITHIN PAST FIVE YEARS
----------------                   ----------------------
James Thomas Liddle, Jr. .......   Senior Vice President and Chief Financial Officer,  Equitable  Variable,  since
                                   February 1986. Vice President and Actuary, Equitable.

Richard Marshall Stenson........   Senior Vice President,  Equitable  Variable,  since December 1981.  Senior Vice
                                   President,  Equitable,  since October 1984;  prior thereto,  Vice President and
                                   Actuary. Actuary, Integrity.

William Arnold Canfield.........   Vice  President  and  Chief  Underwriting  Officer,  Equitable  Variable.  Vice
2 Penn Plaza                       President, Equitable.
New York, New York 10121

Franklin Kennedy, III...........   Vice President,  Equitable Variable,  since August 1981. Senior Vice President,
1221 Avenue of the Americas        Equitable  Capital since January 1987.  Managing  Director and Chief Investment
New York, New York 10020           Officer,  Equitable Investment  Management  Corporation,  from November 1983 to
                                   January 1987. Vice President, Equitable.

Donald Anthony King.............   Vice  President,  Equitable  Variable,  since  February 1986.  Vice  President,
1285 Avenue of the Americas        Integrity,  since April 1984.  Vice President,  Equitable,  since January 1976.
New York, New York 10020           Executive Vice President, Equitable Capital.

Joseph Oswell North, Jr. .......   Vice President and Actuary,  Equitable  Variable,  since  February  1984.  Vice
2 Penn Plaza                       President and Actuary,  Equitable, since October 1984; prior thereto, Assistant
New York, New York 10121           Vice President and Actuary, since April 1982.

Stephen Anthony Scarpati........   Vice  President  and  Controller,  Equitable  Variable,  since June 1986.  Vice
2 Penn Plaza                       President,  Equitable, since December 1985. Vice President and Controller, EIC,
New York, New York 10121           from  November  1984 to December  1985;  prior  thereto,  Division  Controller,
                                   Colgate-Palmolive Company.

Larry Kenneth Mills.............   Treasurer,   Equitable  Variable,   Integrity  and  National  Integrity,  since
                                   February  1986.  Vice  President and  Treasurer,  Equitable,  since March 1986;
                                   prior thereto, Vice President.

Theodore Edward Plucinski, M.D..   Chief Medical Director,  Equitable Variable,  Integrity and National Integrity.
2 Penn Plaza                       Chief Medical Director,  Equitable,  since September 1985; prior thereto, Chief
New York, New York 10121           Medical Director, MONY.

Kevin Brian Keefe................  Secretary,  Equitable  Variable,  Integrity,  National Integrity and The Hudson
                                   River Trust.  Vice  President and Assistant  Secretary,  Equitable,  since June
                                   1986; prior thereto, Assistant Vice President and Assistant Secretary.

PART 5: ILLUSTRATIONS OF INSURANCE BENEFIT, POLICY ACCOUNT AND CASH SURRENDER VALUES, AND ACCUMULATED PREMIUMS

To help clarify how the key financial elements of the policy work, a series of tables has been prepared.

The tables show how the Insurance Benefit, Policy Account and Cash Surrender Values ("policy benefits") could vary over an extended period of time if the investment divisions of our Separate Account had CONSTANT hypothetical gross annual investment returns of 0%, 4%, 8% or 12% over the years covered by each table. The policy benefits will differ from those shown in the tables if the annual investment returns are not absolutely constant. That is, the figures will be different if the returns AVERAGED 0%, 4%, 8% or 12% over a period of years but went above or below those figures in individual policy years. The policy benefits will also differ, depending on your premium allocations to each division, if the overall actual rates of return averaged 0%, 4%, 8% or 12%, but went above or below those figures for the individual investment divisions. The tables show the policy benefits as they would be as of each policy anniversary. The tables are for standard risk males. (Our Policy Account charges do not differ for non-smokers.) The difference between the Policy Account and the Cash Surrender Value is the surrender charge.

The tables illustrate the Policy Account charges (policy cost factors) at both the current effective annual rate of 1.80% and the charges that would apply if the maximum cost of insurance charges permitted under the policy were imposed. See "Charges -- Policy Account Charges" in Part 3. The amounts shown at the end of each policy year also reflect a daily charge against the Separate Account investment divisions at an effective annual rate of .50%. This charge reflects a
 .40% charge for investment management and direct Trust expenses (estimated at .10% of aggregate average daily net assets). Using the current rate for Policy
Account charges, the effect of these adjustments is that on a 0% gross rate of return the net rate of return would be -2.275%, on 4% it would be 1.634%, on 8% it would be 5.544% and on 12% it would be 9.453%. The effect of these adjustments would be greater if the maximum cost of insurance charges permitted under the policy were imposed. Because of investment management fees higher than
 .40%, if amounts are allocated to the Aggressive Stock, High Yield or Global Divisions, higher gross rates of returns will be necessary to produce the same net rates of return. See "The Trust's Investment Adviser" in Part 2.

The second column of each table shows the effect of an amount equal to the premiums invested to earn interest, after taxes, of 5% compounded annually. These tables show that if a policy is returned in its very early years for payment of its Cash Surrender Value, that Cash Surrender Value will be low in comparison to the amount of the premiums accumulated with interest. Thus, the cost of owning your policy for a relatively short time will be high.

INDIVIDUAL ILLUSTRATIONS. On request, we will furnish you with comparable illustrations based on the age and sex of the proposed insured person and an initial premium of your choice.

                       TABLE OF CONTENTS OF ILLUSTRATIONS

Male                   Initial                  Current                  Maximum
 Age                   Premium                  Charges                  Charges
----                  --------                  -------                  -------
 10                   $  5,000                  page 31                  page 32
 35                   $ 20,000                  page 33                  page 34
 55                   $100,000                  page 35                  page 36

                                     SP-FLEX

                    EQUITABLE VARIABLE LIFE INSURANCE COMPANY
             VARIABLE LIFE INSURANCE WITH ADDITIONAL PREMIUM OPTION

INITIAL PREMIUM $5,000                         INITIAL INSURANCE BENEFIT $47,117
                                   MALE AGE 10
                            ASSUMING CURRENT CHARGES

[THE FOLLOWING TABLE APPEARED IN A LANDSCAPED FORMAT IN THE PRINTED PROSPECTUS AND HAD TO BE BROKEN INTO TWO TABLES TO FIT THE EDGAR FORMAT:]

                                             INSURANCE BENEFIT(2)
                                          ASSUMING HYPOTHETICAL GROSS
  END OF                                  ANNUAL INVESTMENT RETURN OF
  POLICY        ACCUMULATED      -----------------------------------------------
   YEAR         PREMIUMS(1)         0%          4%          8%            12%
  ------        -----------      -------     -------     --------     ----------
     1           $ 5,250         $44,542     $46,324     $ 48,106     $   49,888
     2             5,512          42,112      45,549       49,121         52,827
     3             5,788          39,830      44,804       50,176         55,961
     4             6,078          34,910      40,840       47,496         54,934
     5             6,381          33,051      40,213       48,565         58,252

     6             6,700          31,318      39,629       49,701         61,822
     7             7,036          29,701      39,085       50,905         65,665
     8             7,387          28,184      38,573       52,170         69,790
     9             7,757          26,753      38,079       53,483         74,196
    10             8,144          25,397      37,595       54,835         78,889

    11             8,552          24,106      37,112       56,213         83,867
    12             8,979          22,874      36,624       57,608         89,132
    13             9,428          21,696      36,128       59,013         94,688
    14             9,900          20,568      35,620       60,422        100,540
    15            10,395          19,490      35,103       61,834        106,701

    16            10,914          18,458      34,574       63,245        113,179
    17            11,460          17,472      34,037       64,658        119,994
    18            12,033          16,533      33,496       66,078        127,171
    19            12,635          15,640      32,954       67,509        134,737
    20            13,266          14,791      32,412       68,954        142,718

55 (Age 65)       73,178           2,338      20,224      161,235      1,191,919

[THE LEFT-HAND HALF OF THE ILLUSTRATION TABLE (ABOVE) AND THE RIGHT-HAND HALF (BELOW) APPEARED SIDE-BY-SIDE IN THE PRINTED PROSPECTUS:]

             POLICY ACCOUNT(2)                                       CASH SURRENDER VALUE(2)
        ASSUMING HYPOTHETICAL GROSS                                ASSUMING HYPOTHETICAL GROSS
        ANNUAL INVESTMENT RETURN OF                                ANNUAL INVESTMENT RETURN OF
----------------------------------------------            ----------------------------------------------
   0%          4%           8%           12%                0%           4%           8%           12%
------      -------      -------      --------            ------      -------      -------      --------
$4,886      % 5,082      $ 5,277      $  5,473            $4,586      $ 4,782      $ 4,977      $  5,173
 4,775        5,165        5,570         5,990             4,525        4,915        5,320         5,740
 4,666        5,249        5,879         6,556             4,466        5,049        5,679         6,356
 4,560        5,335        6,204         7,176             4,410        5,185        6,054         7,026
 4,457        5,422        6,548         7,854             4,357        5,322        6,448         7,754

 4,355        5,511        6,911         8,597             4,305        5,461        6,861         8,547
 4,256        5,601        7,295         9,410             4,256        5,601        7,295         9,410
 4,159        5,692        7,699        10,299             4,159        5,692        7,699        10,299
 4,065        5,785        8,126        11,273             4,065        5,785        8,126        11,273
 3,972        5,880        8,576        12,338             3,972        5,880        8,576        12,338

 3,882        5,976        9,052        13,505             3,882        5,976        9,052        13,505
 3,793        6,074        9,554        14,781             3,793        6,074        9,554        14,781
 3,707        6,173       10,083        16,179             3,707        6,173       10,083        16,179
 3,623        6,274       10,642        17,708             3,623        6,274       10,642        17,708
 3,540        6,376       11,232        19,382             3,540        6,376       11,232        19,382

 3,460        6,481       11,855        21,214             3,460        6,481       11,855        21,214
 3,381        6,587       12,512        23,220             3,381        6,587       12,512        23,220
 3,304        6,694       13,206        25,415             3,304        6,694       13,206        25,415
 3,229        6,804       13,938        27,818             3,229        6,804       13,938        27,818
 3,155        6,915       14,710        30,447             3,155        6,915       14,710        30,447

 1,410       12,195       97,223       718,716             1,410       12,195       97,223       718,716

[THE FOOTNOTES BELOW APPLY TO BOTH THE LEFT-HAND AND RIGHT-HAND HALVES OF THE ILLUSTRATION TABLE ABOVE:]

(1) Assumes net interest of 5% compounded annually.
(2) Assumes no policy loan has been made.

THE INSURANCE BENEFIT, POLICY ACCOUNT AND CASH SURRENDER VALUES WILL DIFFER IF ADDITIONAL PREMIUMS ARE PAID.

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

                                     SP-FLEX

                    EQUITABLE VARIABLE LIFE INSURANCE COMPANY
             VARIABLE LIFE INSURANCE WITH ADDITIONAL PREMIUM OPTION

INITIAL PREMIUM $5,000                         INITIAL INSURANCE BENEFIT $47,117
                                   MALE AGE 10
                            ASSUMING MAXIMUM CHARGES

[THE FOLLOWING TABLE APPEARED IN A LANDSCAPED FORMAT IN THE PRINTED PROSPECTUS AND HAD TO BE BROKEN INTO TWO TABLES TO FIT THE EDGAR FORMAT:]


                                             INSURANCE BENEFIT(2)
                                          ASSUMING HYPOTHETICAL GROSS
  END OF                                  ANNUAL INVESTMENT RETURN OF
  POLICY        ACCUMULATED      -----------------------------------------------
   YEAR         PREMIUMS(1)         0%          4%          8%            12%
  ------        -----------      -------     -------     --------     ----------
     1            $ 5,250        $44,540     $46,322     $ 48,104     $   49,886
     2              5,512         42,105      45,541       49,112         52,818
     3              5,788         39,803      44,773       50,141         55,922
     4              6,078         34,840      40,758       47,400         54,823
     5              6,381         32,935      40,071       48,394         58,046

     6              6,700         31,134      39,395       49,408         61,457
     7              7,036         29,431      38,731       50,443         65,069
     8              7,387         27,822      38,078       51,500         68,893
     9              7,757         26,301      37,435       52,579         72,941
    10              8,144         24,863      36,805       53,681         77,229

    11              8,552         23,503      36,184       54,806         81,768
    12              8,979         22,218      35,573       55,953         86,572
    13              9,428         21,003      34,974       57,126         91,661
    14              9,900         19,855      34,384       58,323         97,047
    15             10,395         18,769      33,804       59,545        102,752

    16             10,914         17,743      33,234       60,794        108,792
    17             11,460         16,773      32,674       62,068        115,185
    18             12,033         15,856      32,123       63,368        121,955
    19             12,635         14,989      31,582       64,696        129,124
    20             13,266         14,169      31,049       66,052        136,712

55 (Age 65)        73,178          1,980      17,123      136,499      1,009,053

[THE LEFT-HAND HALF OF THE ILLUSTRATION TABLE (ABOVE) AND THE RIGHT-HAND HALF (BELOW) APPEARED SIDE-BY-SIDE IN THE PRINTED PROSPECTUS:]

             POLICY ACCOUNT(2)                                       CASH SURRENDER VALUE(2)
        ASSUMING HYPOTHETICAL GROSS                                ASSUMING HYPOTHETICAL GROSS
        ANNUAL INVESTMENT RETURN OF                                ANNUAL INVESTMENT RETURN OF
----------------------------------------------            ----------------------------------------------
   0%          4%           8%           12%                0%           4%           8%           12%
------      -------      -------      --------            ------      -------      -------      --------
$4,886      $ 5,082      $ 5,277      $  5,472            $4,586      $ 4,782      $ 4,977      $  5,172
 4,774        5,164        5,569         5,989             4,524        4,914        5,319         5,739
 4,663        5,246        5,874         6,552             4,463        5,046        5,674         6,352
 4,551        5,324        6,192         7,162             4,401        5,174        6,042         7,012
 4,441        5,403        6,525         7,827             4,341        5,303        6,425         7,727

 4,329        5,478        6,871         8,546             4,279        5,428        6,821         8,496
 4,217        5,550        7,228         9,324             4,217        5,550        7,228         9,324
 4,106        5,619        7,600        10,167             4,106        5,619        7,600        10,167
 3,996        5,688        7,988        11,082             3,996        5,688        7,988        11,082
 3,889        5,756        8,396        12,079             3,889        5,756        8,396        12,079

 3,785        5,827        8,825        13,167             3,785        5,827        8,825        13,167
 3,685        5,899        9,279        14,357             3,685        5,899        9,279        14,357
 3,589        5,976        9,761        15,662             3,589        5,976        9,761        15,662
 3,497        6,056       10,272        17,093             3,497        6,056       10,272        17,093
 3,409        6,141       10,816        18,665             3,409        6,141       10,816        18,665

 3,326        6,230       11,395        20,392             3,326        6,230       11,395        20,392
 3,246        6,323       12,011        22,290             3,246        6,323       12,011        22,290
 3,169        6,420       12,664        24,373             3,169        6,420       12,664        24,373
 3,095        6,520       13,357        26,659             3,095        6,520       13,357        26,659
 3,023        6,624       14,091        29,166             3,023        6,624       14,091        29,166

 1,194       10,325       82,308       608,449             1,194       10,325       82,308       608,449

[THE FOOTNOTES BELOW APPLY TO BOTH THE LEFT-HAND AND RIGHT-HAND HALVES OF THE ILLUSTRATION TABLE ABOVE:]

(1) Assumes net interest of 5% compounded annually.
(2) Assumes no policy loan has been made.

THE INSURANCE BENEFIT, POLICY ACCOUNT AND CASH SURRENDER VALUES WILL DIFFER IF ADDITIONAL PREMIUMS ARE PAID.

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

                                     SP-FLEX

                    EQUITABLE VARIABLE LIFE INSURANCE COMPANY
             VARIABLE LIFE INSURANCE WITH ADDITIONAL PREMIUM OPTION

INITIAL PREMIUM $20,000                        INITIAL INSURANCE BENEFIT $79,452
                                   MALE AGE 35
                            ASSUMING CURRENT CHARGES

[THE FOLLOWING TABLE APPEARED IN A LANDSCAPED FORMAT IN THE PRINTED PROSPECTUS AND HAD TO BE BROKEN INTO TWO TABLES TO FIT THE EDGAR FORMAT:]


                                             INSURANCE BENEFIT(2)
                                          ASSUMING HYPOTHETICAL GROSS
  END OF                                  ANNUAL INVESTMENT RETURN OF
  POLICY        ACCUMULATED      ---------------------------------------------
   YEAR         PREMIUMS(1)         0%          4%          8%           12%
  ------        -----------      -------     -------     --------     --------
     1            $21,000        $75,117     $78,122     $ 81,127     $ 84,132
     2             22,050         71,026      76,823       82,847       89,098
     3             23,152         67,169      75,557       84,615       94,371
     4             24,310         63,532      74,325       86,437       99,974
     5             25,526         60,104      73,127       88,317      105,931

     6             26,802         56,876      71,968       90,260      112,272
     7             28,142         53,835      70,846       92,270      119,024
     8             29,549         50,968      69,756       94,346      126,210
     9             31,027         48,269      68,705       96,498      133,871
    10             32,578         45,725      67,688       98,726      142,035

    11             34,207         43,326      66,702      101,031      150,735
    12             35,917         41,066      65,751      103,422      160,018
    13             37,713         38,932      64,828      105,893      169,909
    14             39,599         36,919      63,936      108,452      180,461
    15             41,579         35,018      63,070      111,099      191,713

    16             43,657         33,225      62,234      113,844      203,727
    17             45,840         31,534      61,431      116,697      216,568
    18             48,132         29,941      60,660      119,664      230,300
    19             50,539         28,439      59,923      122,758      245,006
    20             53,066         27,026      59,223      125,992      260,774

30 (Age 65)        86,439         16,629      53,942      167,379      498,408

[THE LEFT-HAND HALF OF THE ILLUSTRATION TABLE (ABOVE) AND THE RIGHT-HAND HALF (BELOW) APPEARED SIDE-BY-SIDE IN THE PRINTED PROSPECTUS:]

             POLICY ACCOUNT(2)                                        CASH SURRENDER VALUE(2)
        ASSUMING HYPOTHETICAL GROSS                                 ASSUMING HYPOTHETICAL GROSS
        ANNUAL INVESTMENT RETURN OF                                 ANNUAL INVESTMENT RETURN OF
----------------------------------------------            ------------------------------------------------
   0%          4%           8%           12%                 0%           4%           8%           12%
------      -------      -------      --------            -------      -------      --------      --------
$19,545     $20,327      $ 21,109     $ 21,891            $18,345      $19,127      $ 19,909      $ 20,691
 19,100      20,659        22,279       23,960             18,100       19,659        21,279        22,960
 18,666      20,997        23,514       26,225             17,866       20,197        22,714        25,425
 18,241      21,340        24,818       28,704             17,641       20,740        24,218        28,104
 17,826      21,689        26,194       31,418             17,426       21,289        25,794        31,018

 17,420      22,043        27,646       34,388             17,220       21,843        27,446        34,188
 17,024      22,403        29,178       37,638             17,024       22,403        29,178        37,638
 16,637      22,769        30,796       41,197             16,637       22,769        30,796        41,197
 16,258      23,142        32,503       45,091             16,258       23,142        32,503        45,091
 15,888      23,520        34,305       49,354             15,888       23,520        34,305        49,354

 15,527      23,904        36,207       54,019             15,527       23,904        36,207        54,019
 15,174      24,295        38,214       59,126             15,174       24,295        38,214        59,126
 14,828      24,692        40,333       64,715             14,828       24,692        40,333        64,715
 14,491      25,095        42,568       70,833             14,491       25,095        42,568        70,833
 14,161      25,506        44,928       77,529             14,161       25,506        44,928        77,529

 13,839      25,922        47,419       84,858             13,839       25,922        47,419        84,858
 13,524      26,346        50,048       92,880             13,524       26,346        50,048        92,880
 13,216      26,777        52,823      101,660             13,216       26,777        52,823       101,660
 12,916      27,214        55,751      111,270             12,916       27,214        55,751       111,270
 12,622      27,659        58,842      121,789             12,622       27,659        58,842       121,789

 10,027      32,527       100,928      300,536             10,027       32,527       100,928       300,536

[THE FOOTNOTES BELOW APPLY TO BOTH THE LEFT-HAND AND RIGHT-HAND HALVES OF THE ILLUSTRATION TABLE ABOVE:]

(1) Assumes net interest of 5% compounded annually.
(2) Assumes no policy loan has been made.

THE INSURANCE BENEFIT, POLICY ACCOUNT AND CASH SURRENDER VALUES WILL DIFFER IF ADDITIONAL PREMIUMS ARE PAID.

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

                                     SP-FLEX

                    EQUITABLE VARIABLE LIFE INSURANCE COMPANY
             VARIABLE LIFE INSURANCE WITH ADDITIONAL PREMIUM OPTION

INITIAL PREMIUM $20,000                        INITIAL INSURANCE BENEFIT $79,452
                                   MALE AGE 35
                            ASSUMING MAXIMUM CHARGES

[THE FOLLOWING TABLE APPEARED IN A LANDSCAPED FORMAT IN THE PRINTED PROSPECTUS AND HAD TO BE BROKEN INTO TWO TABLES TO FIT THE EDGAR FORMAT:]


                                             INSURANCE BENEFIT(2)
                                          ASSUMING HYPOTHETICAL GROSS
  END OF                                  ANNUAL INVESTMENT RETURN OF
  POLICY        ACCUMULATED      ---------------------------------------------
   YEAR         PREMIUMS(1)         0%          4%          8%           12%
  ------        -----------      -------     -------     --------     --------
     1            $21,000        $75,107     $78,111     $ 81,116     $ 84,121
     2             22,050         71,000      76,794       82,816       89,065
     3             23,152         67,118      75,500       84,552       94,300
     4             24,310         63,449      74,227       86,324       99,842
     5             25,526         59,979      72,975       88,132      105,710

     6             26,802         56,701      71,746       89,981      111,925
     7             28,142         53,601      70,537       91,867      118,503
     8             29,549         50,669      69,346       93,790      125,465
     9             31,027         47,899      68,177       95,756      132,840
    10             32,578         45,280      67,028       97,763      140,649

    11             34,207         42,804      65,897       99,811      148,913
    12             35,917         40,465      64,788      101,906      157,670
    13             37,713         38,252      63,695      104,040      166,935
    14             39,599         36,160      62,621      106,220      176,747
    15             41,579         34,182      61,564      108,443      187,130

    16             43,657         32,313      60,525      110,716      198,128
    17             45,840         30,547      59,506      113,037      209,775
    18             48,132         28,876      58,502      115,405      222,103
    19             50,539         27,297      57,515      117,823      235,156
    20             53,066         25,805      56,547      120,294      248,981

30 (Age 65)        86,439         14,707      47,705      148,019      440,758

[THE LEFT-HAND HALF OF THE ILLUSTRATION TABLE (ABOVE) AND THE RIGHT-HAND HALF (BELOW) APPEARED SIDE-BY-SIDE IN THE PRINTED PROSPECTUS:]

             POLICY ACCOUNT(2)                                       CASH SURRENDER VALUE(2)
        ASSUMING HYPOTHETICAL GROSS                                ASSUMING HYPOTHETICAL GROSS
        ANNUAL INVESTMENT RETURN OF                                ANNUAL INVESTMENT RETURN OF
----------------------------------------------            ----------------------------------------------
   0%          4%           8%           12%                0%           4%           8%           12%
------      -------      -------      --------            ------      -------      -------      --------
$19,542     $20,324      $21,106      $ 21,888            $18,342     $19,124      $19,906      $ 20,688
 19,093      20,651       22,271        23,951             18,093      19,651       21,271        22,951
 18,652      20,981       23,496        26,205             17,852      20,181       22,696        25,405
 18,217      21,312       24,785        28,666             17,617      20,712       24,185        28,066
 17,789      21,643       26,139        31,352             17,389      21,243       25,739        30,952

 17,367      21,975       27,560        34,281             17,167      21,775       27,360        34,081
 16,950      22,305       29,051        37,474             16,950      22,305       29,051        37,474
 16,539      22,635       30,614        40,954             16,539      22,635       30,614        40,954
 16,133      22,964       32,253        44,744             16,133      22,964       32,253        44,744
 15,734      23,291       33,970        48,872             15,734      23,291       33,970        48,872

 15,340      23,616       35,769        53,366             15,340      23,616       35,769        53,366
 14,951      23,939       37,654        58,258             14,951      23,939       37,654        58,258
 14,569      24,260       39,627        63,582             14,569      24,260       39,627        63,582
 14,193      24,579       41,693        69,375             14,193      24,579       41,693        69,375
 13,823      24,896       43,854        75,675             13,823      24,896       43,854        75,675

 13,459      25,211       46,116        82,526             13,459      25,211       46,116        82,526
 13,101      25,520       48,478        89,966             13,101      25,520       48,478        89,966
 12,747      25,824       50,942        98,041             12,747      25,824       50,942        98,041
 12,397      26,121       53,510       106,797             12,397      26,121       53,510       106,797
 12,052      26,409       56,181       116,281             12,052      26,409       56,181       116,281

  8,868      28,766       89,254       265,773              8,868      28,766       89,254       265,773

[THE FOOTNOTES BELOW APPLY TO BOTH THE LEFT-HAND AND RIGHT-HAND HALVES OF THE ILLUSTRATION TABLE ABOVE:]

(1) Assumes net interest of 5% compounded annually.
(2) Assumes no policy loan has been made.

THE INSURANCE BENEFIT, POLICY ACCOUNT AND CASH SURRENDER VALUES WILL DIFFER IF ADDITIONAL PREMIUMS ARE PAID.

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

                                     SP-FLEX

                    EQUITABLE VARIABLE LIFE INSURANCE COMPANY
             VARIABLE LIFE INSURANCE WITH ADDITIONAL PREMIUM OPTION

INITIAL PREMIUM $100,000                      INITIAL INSURANCE BENEFIT $214,120
                                   MALE AGE 55
                            ASSUMING CURRENT CHARGES

[THE FOLLOWING TABLE APPEARED IN A LANDSCAPED FORMAT IN THE PRINTED PROSPECTUS AND HAD TO BE BROKEN INTO TWO TABLES TO FIT THE EDGAR FORMAT:]


                                              INSURANCE BENEFIT(2)
                                           ASSUMING HYPOTHETICAL GROSS
  END OF                                   ANNUAL INVESTMENT RETURN OF
  POLICY        ACCUMULATED      -----------------------------------------------
   YEAR         PREMIUMS(1)         0%           4%           8%           12%
  ------        -----------      --------     --------     --------     --------
     1            $105,000       $203,571     $211,714     $219,858     $228,002
     2             110,250        193,629      209,431      225,853      242,895
     3             115,762        184,249      207,258      232,108      258,868
     4             121,551        175,387      205,183      238,622      275,991
     5             127,628        167,030      203,222      245,433      294,384

     6             134,010        159,127      201,352      252,529      314,114
     7             140,710        151,667      199,591      259,949      335,321
     8             147,746        144,632      197,946      267,723      358,142
     9             155,133        138,000      196,426      275,886      382,732
    10             162,889        131,746      195,026      284,457      409,240

    11             171,034        125,853      193,755      293,474      437,852
    12             179,586        120,288      192,597      302,942      468,719
    13             188,565        115,038      191,559      312,900      502,059
    14             197,993        110,066      190,612      323,329      538,010
    15             207,893        105,360      189,761      334,267      576,814

    16             218,287        100,908      189,013      345,757      618,741
    17             229,202         96,705      188,387      357,868      664,136
    18             240,662         92,734      187,878      370,629      713,296
    19             252,695         88,996      187,520      384,152      766,706
    20             265,330         85,488      187,334      398,534      824,875

[THE LEFT-HAND HALF OF THE ILLUSTRATION TABLE (ABOVE) AND THE RIGHT-HAND HALF (BELOW) APPEARED SIDE-BY-SIDE IN THE PRINTED PROSPECTUS:]

             POLICY ACCOUNT(2)                                       CASH SURRENDER VALUE(2)
        ASSUMING HYPOTHETICAL GROSS                                ASSUMING HYPOTHETICAL GROSS
        ANNUAL INVESTMENT RETURN OF                                ANNUAL INVESTMENT RETURN OF
----------------------------------------------            ----------------------------------------------
   0%          4%           8%           12%                0%           4%           8%           12%
-------     --------     --------     --------            -------     --------     --------     --------
$97,725     $101,634     $105,544     $109,453            $91,725     $ 95,634     $ 99,544     $103,453
 95,501      103,295      111,395      119,800             90,501       98,295      106,395      114,800
 93,329      104,983      117,570      131,125             89,329      100,983      113,570      127,125
 91,205      106,699      124,088      143,521             88,205      103,699      121,088      140,521
 89,130      108,443      130,968      157,088             87,130      106,443      128,968      155,088

 87,102      110,215      138,228      171,939             86,102      109,215      137,228      170,939
 85,120      112,017      145,891      188,192             85,120      112,017      145,891      188,192
 83,184      113,847      153,979      205,983             83,184      113,847      153,979      205,983
 81,291      115,708      162,515      225,455             81,291      115,708      162,515      225,455
 79,442      117,599      171,525      246,768             79,442      117,599      171,525      246,768

 77,634      119,521      181,034      270,096             77,634      119,521      181,034      270,096
 75,868      121,474      191,070      295,629             75,868      121,474      191,070      295,629
 74,142      123,459      201,663      323,575             74,142      123,459      201,663      323,575
 72,455      125,477      212,842      354,164             72,455      125,477      212,842      354,164
 70,806      127,528      224,642      387,644             70,806      127,528      224,642      387,644

 69,195      129,612      237,096      424,289             69,195      129,612      237,096      424,289
 67,621      131,730      250,240      464,398             67,621      131,730      250,240      464,398
 66,082      133,883      264,113      508,299             66,082      133,883      264,113      508,299
 64,579      136,071      278,754      556,350             64,579      136,071      278,754      556,350
 63,110      138,295      294,208      608,944             63,110      138,295      294,208      608,944

[THE FOOTNOTES BELOW APPLY TO BOTH THE LEFT-HAND AND RIGHT-HAND HALVES OF THE ILLUSTRATION TABLE ABOVE:]

(1) Assumes net interest of 5% compounded annually.
(2) Assumes no policy loan has been made.

THE INSURANCE BENEFIT, POLICY ACCOUNT AND CASH SURRENDER VALUES WILL DIFFER IF ADDITIONAL PREMIUMS ARE PAID.

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

                                     SP-FLEX

                    EQUITABLE VARIABLE LIFE INSURANCE COMPANY
             VARIABLE LIFE INSURANCE WITH ADDITIONAL PREMIUM OPTION

INITIAL PREMIUM $100,000                      INITIAL INSURANCE BENEFIT $214,120
                                   MALE AGE 55
                            ASSUMING MAXIMUM CHARGES

[THE FOLLOWING TABLE APPEARED IN A LANDSCAPED FORMAT IN THE PRINTED PROSPECTUS AND HAD TO BE BROKEN INTO TWO TABLES TO FIT THE EDGAR FORMAT:]


                                             INSURANCE BENEFIT(2)
                                          ASSUMING HYPOTHETICAL GROSS
  END OF                                  ANNUAL INVESTMENT RETURN OF
  POLICY        ACCUMULATED      ---------------------------------------------
   YEAR         PREMIUMS(1)         0%          4%          8%           12%
  ------        -----------      --------    --------    --------     --------
     1            $105,000       $202,414    $210,511    $218,609     $226,706
     2             110,250        191,348     206,964     223,192      240,032
     3             115,762        180,887     203,475     227,870      254,141
     4             121,551        170,990     200,037     232,637      269,069
     5             127,628        161,648     196,673     237,523      284,896

     6             134,010        152,808     193,355     242,497      301,636
     7             140,710        144,451     190,092     247,576      319,360
     8             147,746        136,553     186,887     252,764      338,130
     9             155,133        129,088     183,739     258,065      358,009
    10             162,889        122,029     180,639     263,470      379,046

    11             171,034        115,357     177,594     268,992      401,324
    12             179,586        109,047     174,595     274,622      424,901
    13             188,565        103,088     171,658     280,388      449,891
    14             197,993         97,450     168,761     286,259      476,325
    15             207,893         92,121     165,914     292,254      504,315

    16             218,287         87,083     163,115     298,377      533,951
    17             229,202         82,325     160,371     304,640      565,354
    18             240,662         77,821     157,661     311,013      598,559
    19             252,695         73,564     155,000     317,525      633,727
    20             265,330         69,547     152,397     324,200      671,018

[THE LEFT-HAND HALF OF THE ILLUSTRATION TABLE (ABOVE) AND THE RIGHT-HAND HALF (BELOW) APPEARED SIDE-BY-SIDE IN THE PRINTED PROSPECTUS:]

             POLICY ACCOUNT(2)                                       CASH SURRENDER VALUE(2)
        ASSUMING HYPOTHETICAL GROSS                                ASSUMING HYPOTHETICAL GROSS
        ANNUAL INVESTMENT RETURN OF                                ANNUAL INVESTMENT RETURN OF
----------------------------------------------            ----------------------------------------------
   0%          4%           8%           12%                0%           4%           8%           12%
-------     --------     --------     --------            -------     --------     --------     --------
$97,170     $101,057     $104,944     $108,831            $91,170     $ 95,057     $ 98,944     $102,831
 94,376      102,078      110,082      118,388             89,376       97,078      105,082      113,388
 91,625      103,067      115,424      128,731             87,625       99,067      111,424      124,731
 88,919      104,024      120,976      139,921             85,919      101,024      117,976      136,921
 86,258      104,948      126,746      152,025             84,258      102,948      124,746      150,025

 83,643      105,838      132,737      165,108             82,643      104,838      131,737      164,108
 81,070      106,686      138,947      179,234             81,070      106,686      138,947      179,234
 78,537      107,487      145,375      194,473             78,537      107,487      145,375      194,473
 76,042      108,235      152,018      210,891             76,042      108,235      152,018      210,891
 73,582      108,924      158,870      228,561             73,582      108,924      158,870      228,561

 71,160      109,551      165,931      247,563             71,160      109,551      165,931      247,563
 68,778      110,120      173,208      267,992             68,778      110,120      173,208      267,992
 66,440      110,633      180,709      289,953             66,440      110,633      180,709      289,953
 64,150      111,093      188,440      313,557             64,150      111,093      188,440      313,557
 61,909      111,501      196,408      338,921             61,909      111,501      196,408      338,921

 59,716      111,853      204,606      366,146             59,716      111,853      204,606      366,146
 57,566      112,140      213,020      395,325             57,566      112,140      213,020      395,325
 55,455      112,350      221,629      426,537             55,455      112,350      221,629      426,537
 53,381      112,474      230,408      459,856             53,381      112,474      230,408      459,856
 51,341      112,503      239,333      495,363             51,341      112,503      239,333      495,363

[THE FOOTNOTES BELOW APPLY TO BOTH THE LEFT-HAND AND RIGHT-HAND HALVES OF THE ILLUSTRATION TABLE ABOVE:]

(1) Assumes net interest of 5% compounded annually.
(2) Assumes no policy loan has been made.

THE INSURANCE BENEFIT, POLICY ACCOUNT AND CASH SURRENDER VALUES WILL DIFFER IF ADDITIONAL PREMIUMS ARE PAID.

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

                                     Part II

                   REPRESENTATION REGARDING REASONABLENESS OF
                       AGGREGATE POLICY FEES AND CHARGES




      Equitable represents that the fees and charges deducted under the Policies described in this Registration Statement, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred, and the risks assumed by Equitable under the Policies. Equitable bases its representation on its assessment of all of the facts and circumstances, including such relevant factors as: the nature and extent of such services, expenses and risks, the need for Equitable to earn a profit, the degree to which the Policies include innovative features, and regulatory standards for the grant of exemptive relief under the Investment Company Act of 1940 used prior to October 1996, including the range of industry practice.

                           UNDERTAKING TO FILE REPORTS

     Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                     UNDERTAKING PURSUANT TO RULE 484(b) (1)
                        UNDER THE SECURITIES ACT OF 1933

     EVLICO's By-Laws provide, in Article VII, as follows:

     7.1 Indemnification of Directors, Officers, Employees and Incorporators. To the extent permitted by the law of the State of New York and subject to all applicable requirements thereof:

     (a) any person made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact that he, his testator or intestate, is or was a director, officer employee or incorporator of the Company shall be indemnified by the Company;

     (b) any person made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact that he, this testator or intestate serves or served any other organization in any capacity at the request of the Company may be indemnified by the Company; and

     (c) The related expenses of any such person in any of said categories may be advanced by the Company.

     Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

The facing sheet.

Reconciliation and Tie.

The Supplement dated January 1, 1997 consisting of 94 pages.

The Supplement of Equitable Variable dated May 1, 1996 consisting of 50 pages.

The Prospectus of Equitable Variable dated September 30, 1987 consisting of 38 pages.

Representation regarding reasonableness of aggregate policy fees and charges.

Undertaking to file reports.

Undertaking pursuant to Rule 484(b)(i) under the Securities Act of 1933.

The signatures.

Written Consents of the following persons:

    Mary P. Breen,
       Vice President and Associate General Counsel of Equitable
       (see Exhibit 2(a))

    Barbara Fraser,
       Vice President (see Exhibit 2(b))

    Independent Public Accountants (see Exhibit 6)

The following exhibits: Exhibit required by Article IX, paragraph A of Form N-8B-2:

         1-A(1)(a)(i)      Certified resolutions re Authority to Market Variable
                           Life Insurance and Establish Separate Accounts.

         1-A(2)            Inapplicable.

         1-A(3)(a)         See Exhibit 1-A(8).

         1-A(3)(b)         Broker-Dealer and General Agent Sales Agreement.

         1-A(3)(c)         See Exhibit 1-A(8)(i).

         1-A(4)            Inapplicable.

         1-A(5)(a)         Specimen of Variable Life Insurance Policy With
                           Additional Premium Option (policy form no. 87-500).

         1-A(5)(b)         Limitation on Amount of Insurance (New York only),
                           Rider 85-406.

         1-A(5)(c)         Accelerated Death Benefit Rider.

         1-A(5)(d)         Name Change Endorsement (S.97-1).

         1-A(6)(a)         Declaration and Charter of Equitable, as amended.

         1-A(6)(b)         By-Laws of Equitable, as amended.

         1-A(7)            Inapplicable.

         1-A(8) Distribution and Servicing Agreement among EQ Financial Consultants, Inc. (formerly known as Equico Securities, Inc.), Equitable and Equitable Variable dated as of May 1, 1994.

         1-A(8)(i)         Schedule of Commissions.

         1-A(9)(a)         Agreement and Plan of Merger of Equitable Variable
                           with and into Equitable dated September 19, 1996.

         1-A(10)           Application.

Other Exhibits:

         2(a) Opinion and Consent of Mary P. Breen, Vice President and Associate General Counsel of Equitable.

         2(b)(i) Opinion and Consent of Joseph O. North, Jr., Vice President and Senior Actuary of Equitable Variable, dated March 16, 1987.

         2(b)(ii) Opinion and Consent of Joseph O. North, Jr., Vice President and Senior Actuary of Equitable Variable, dated April 19, 1989.

         2(b)(iii)         Consent of Joseph O. North, Jr., Vice President and
                           Senior Actuary of Equitable, dated December 9, 1996, relating to Exhibits 2(b)(i) and 2(b)(ii).

         3                 Inapplicable.

         4                 Inapplicable.

         5                 Financial Data Schedule (See Exhibit 27 below).

         6                 Consent of Independent Public Accountant.

         7(a)              Powers of Attorney.

         8 Description of Equitable's Issuance, Transfer and Redemption Procedures for Policies pursuant to Rule 6e-3f(T)(b)(12)(iii) under the Investment Company Act of 1940.

         27                Financial Data Schedule.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City and State of New York on the 9th day of December, 1996.

                                 SEPARATE ACCOUNT FP OF THE EQUITABLE
                                 LIFE ASSURANCE SOCIETY
                                 OF THE UNITED STATES

                                       By: THE EQUITABLE LIFE
                                           ASSURANCE SOCIETY OF
                                           THE UNITED STATES,
                                           DEPOSITOR

                                           By:  /s/ Samuel B. Shlesinger
                                                   (Samuel B. Shlesinger)
                                                    Senior Vice President

Attest:   /s/Linda Galasso
            (Linda Galasso)
             Assistant  Secretary
             December 9, 1996

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City and State of New York on the 9th day of December, 1996.

                                         THE EQUITABLE LIFE
                                         ASSURANCE SOCIETY OF THE
                                         UNITED STATES

                                         By: /s/ Samuel B. Shlesinger
                                                (Samuel B. Shlesinger)
                                                 Senior Vice President

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated:

PRINCIPAL EXECUTIVE OFFICERS:

*   Joseph J. Melone                Chairman of the Board

*   James M. Benson                 President and Chief Executive Officer

*   William T. McCaffrey            Senior Executive Vice President and Chief
                                    Operating Officer

*   Jerry M. de St. Paer            Executive Vice President

PRINCIPAL FINANCIAL OFFICER:

*   Stanley B. Tulin                Senior Executive Vice President and Chief
                                    Financial Officer

PRINCIPAL ACCOUNTING OFFICER:

/s/ Alvin H. Fenichel               Senior Vice President and Controller
    Alvin H. Fenichel
    December 9, 1996

* DIRECTORS:

Claude Bebear              Jean-Rene Foutou           Winthrop Knowlton
James M. Benson            Norman C. Francis          Arthur L. Liman
Christopher J. Brocksom    Donald J. Greene           George T. Lowy
Franccoise Colloc'h        John T. Hartley            William T. McCaffrey
Henri de Castries          John H.F. Haskell, Jr.     Joseph J. Melone
Joseph L. Dionne           W. Edwin Jarmain           Didier Pineau-Valencienne
William T. Esrey           G. Donald Johnston, Jr.    George J. Sella, Jr.
                                                      Dave H. Williams

*By:  /s/ Samuel B. Shlesinger
         (Samuel B. Shlesinger)
          Attorney-in-Fact
          December 9, 1996

                                  EXHIBIT INDEX
                                  -------------

EXHIBIT NO.                                                                                              DOCUMENT TAG
-----------                                                                                              ------------
1-A(1)(a)(i)               Certified resolutions re Authority to Market Variable Life
                           Insurance and Establish Separate Accounts.                                    EX-99.1A1ai RESOLU

1-A(3)(b)                  Form of Broker-Dealer and General Agent Sales Agreement.                      EX-99.1A3b BROKR AGR

1-A(5)(a)                  Specimen of Variable Life Insurance Policy With Additional
                           Premium Option (policy form no. 87-500).                                      EX-99.1A5a POLICY

1-A(5)(b)                  Limitation on Amount of Insurance (New York only), Rider 85-406.              EX-99.1A5b RIDER

1-A(5)(c)                  Accelerated Death Benefit Rider.                                              EX-99.1A5c RIDER

1-A(5)(d)                  Name Change Endorsement (S.97-1).                                             EX-99.1A5d ENDORS

1-A(6)(a)                  Declaration and Charter of Equitable, as amended.                             EX-99.1A6a CHAPTER

1-A(6)(b)                  By-Laws of Equitable, as amended.                                             EX-99.1A6b BYLAWS

1-A(8)                     Distribution and Servicing Agreement among EQ Financial Consultants,
                           Inc. (formerly known as Equico Securities, Inc.), Equitable and
                           Equitable Variable dated as of May 1, 1994.                                   EX-99.1A8 DIST AGR

1-A(8)(i)                  Schedule of Commissions.                                                      EX-99.1A8i SCHED COM

1-A(9)(a)                  Agreement and Plan of Merger of Equitable Variable
                           with and into Equitable dated September 19, 1996.                             EX-99.1A9a MERG AGR

1-A(10)                    Application.                                                                  EX-99.1-A10 INS APPL

2(a)                       Opinion and Consent of Mary P. Breen, Vice President and Associate
                           General Counsel of Equitable.                                                 EX-99.2a LEG OPIN

2(b)(i)                    Opinion and Consent of Joseph O. North, Jr., Vice President and
                           Actuary of Equitable Variable, dated March 16, 1987                           EX-99.2bi ACT OPIN

2(b)(ii)                   Opinion and Consent of Joseph O. North, Jr., Vice President and Actuary
                           of Equitable Variable, dated April 19, 1989.                                  EX-99.2bii ACT OPIN

2(b)(iii)                  Consent of Joseph O. North, Jr., Vice President and Actuary of
                           Equitable, dated December 9, 1996, relating to Exhibits 2(b)(i) and
                           2(b)(ii).                                                                     EX-99.2biii ACT OPIN

6                          Consent of Independent Public Accountant.                                     EX-99.6 CONSENT

7(a)                       Powers of Attorney.                                                           EX-99.7a POW ATTY

8                          Description of Equitable's Issuance, Transfer and Redemption                  EX-99.8 DESC PROCED
                           Procedures for Policies pursuant to Rule 6e-3f(T)(b)(12)(iii) under the Investment Company Act of 1940.

27                         Financial Data Schedule.                                                      EX-27